Exhibit 99.5

WACHSEN CRESCERE GROW PERTUMBUHAN TĂNG TRƯỞNG CROÎTRE
TUMBUH WACHSEN CRESCERE GROW PERTUMBUHAN TĂNG TRƯỞNG CROÎTRE PALAGUIN GROW
GROEIEN 成長 TUMBUH
CRECER

2013 ANNUAL REPORT

Sun Life Financial

Life's brighter under the sun

CRESCERE CRECER GROEIEN TUMBUH WACHSEN CRESCERE GROW PERTUMBUHAN TANGTRUONG CROITRE PALAGUIN GROW

TUMBUH WACHSEN CRESCERE GROW PERTUMBUHAN TANGTRUONG CROITRE PALAGUIN GROW CRESCERE CRE

ECER UMBUH WACHSEN CRESCERE GROW PERTUMBUHAN TANGTRUONG CROITRE P

2013 ANNUAL REPORT

Sun Life Financial

Life’s brighter under the sun

SUN LIFE FINANCIAL is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers.

Chartered in 1865, Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

For more information, please visit www.sunlife.com.

1 The World of Sun Life Financial

2 Highlights

6 Chairman’s Message

8 Chief Executive Officer’s Message

17 Management’s Discussion and Analysis

91 Consolidated Financial Statements

173 Sources of Earnings

176 Board of Directors and Executive Team

177 Subsidiary and Affiliate Companies

180 Major Offices

181 Corporate and Shareholder Information

THE WORLD OF SUN LIFE FINANCIAL

CANADA VANCOUVER MONTREAL TORONTO BOSTON UNITED STATES PHOENIX MEXICO CITY BERMUDA

UNITED KINGDOM IRELAND LONDON ROTTERDAM FRANKFURT PARIS ZURICH MILAN MADRID

CHINA HONG KONG TOKYO DUBAI INDIA VIETNAM HONG KONG MALAYSIA PHILIPPINES SINGAPORE INDONESIA

SÃO PAULO BUENOS AIRES SYDNEY

Sun Life Financial Around the World MFS Investment Management

OUR MISSION

To help customers achieve lifetime financial security.

OUR VISION

To be an international leader in protection and wealth management.

OUR CORE VALUES

INTEGRITY

We are committed to the highest standards of business ethics and good governance.

ENGAGEMENT

We value our diverse, talented workforce and encourage, support and reward them for contributing to the full extent of their potential.

CUSTOMER FOCUS

We provide sound financial solutions for our customers and always work with their interests in mind.

EXCELLENCE

We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.

VALUE

We deliver value to the customers and shareholders we serve and to the communities in which we operate.

INNOVATION

We listen to our customers to provide them with a better experience through innovative products and exceptional service.

EMPLOYEES WORLDWIDE1,2

India 10,920 Canada 8,240 United States 3,710

China 1,800 Philippines 1,430 Hong Kong 695

Indonesia 450 Malaysia 425 Ireland 290

Vietnam 200 United Kingdom 132 Europe 108

Bermuda 35 Japan 25 Australia 20 Singapore 20

South America 15

28,515

ADVISORS WORLDWIDE1

India 104,510 Indonesia 7,165

Philippines 6,075 Canada 3,830

Vietnam 3,460 Hong Kong 1,370

China 1,345

127,755

1 As of December 31, 2013.

2 Includes 12,380 employed by our joint ventures in India, China, the Philippines, Indonesia, Vietnam and Malaysia.

Sun Life Financial Inc. Annual Report 2013 1

HIGHLIGHTS

STRONG RESULTS

STRONG EARNINGS1

533 1,479 1,943

2011 2012 2013

225 1,374 1,696

2011 2012 2013

0.3% 12.5% 14.8%

2011 2012 2013

OPERATING NET INCOME FROM CONTINUING OPERATIONS2

REPORTED NET INCOME FROM CONTINUING OPERATIONS

OPERATING RETURN ON EQUITY FROM COMBINED OPERATIONS2

VALUE CREATION1,2

466 533 640

2011 2012 2013

78,367 108,073 124,707

2011 2012 2013

1,799 1,952 2,231

2011 2012 2013

66,142 95,832 110,203

2011 2012 2013

620 853 1,111

2011 2012 2013

ASSETS UNDER MANAGEMENT (C$ BILLIONS)

PREMIUMS AND DEPOSITS

LIFE AND HEALTH SALES

WEALTH SALES

VALUE OF NEW BUSINESS

1 All results are C$ Millions unless otherwise noted, based on Continuing Operations unless otherwise noted, as defined in our 2013 annual Management’s Discussion and Analysis. Prior period amounts have been restated as described in Note 2B in our 2013 Consolidated Financial Statements.

2 A Non-IFRS financial measure. For additional information see Non-IFRS Financial Information in the Company’s 2013 annual Management’s Discussion and Analysis.

2 Sun Life Financial Inc. Annual Report 2013

HIGHLIGHTS

FINANCIAL STRENGTH

211% 209% 219%

2011 2012 2013

MINIMUM CONTINUING CAPITAL AND SURPLUS REQUIREMENTS RATIO – SUN LIFE ASSURANCE COMPANY OF CANADA

SUN LIFE ASSURANCE COMPANY OF CANADA 2013* 2012 2011 2010

Financial strength ratings A.M. Best A+ A+ A+ A+

DBRS lC-1 lC-1 lC-1 lC-1

Moody’s Aa3** Aa3 Aa3 Aa3

Standard & Poor’s AA- AA- AA- AA-

*As of February 12, 2014.

**Currently Moody’s has a stable outlook on the financial strength rating of Sun Life Assurance Company of Canada; the outlook was negative as of December 31, 2012 and December 31, 2011.

$2.1 billion cash level at Sun Life Financial Inc. as of December 31, 2013.

DELIVERING VALUE TO SHAREHOLDERS

$18.90 $26.37 $37.52 $0.68 $1.44

2011 2012 2013 2003 2013

SUN LIFE FINANCIAL INC. CLOSING SHARE PRICE

DIVIDEND HISTORY

1 A Non-IFRS financial measure. For additional information see Non-IFRS Financial Information in the Company’s 2013 annual Management’s Discussion and Analysis.

GEOGRAPHICALLY DIVERSE1

Canada 45% U.S. 30% U.K. 4% Asia 7% MFS 14%

ADJUSTED REVENUE BY BUSINESS SEGMENT*

*Based on 2013; revenue excludes change in Fair Value Through Profit and Loss; based on Continuing Operations.

Sun Life Financial Inc. Annual Report 2013 3

HIGHLIGHTS

OUR STRATEGY

Focused on growth, higher ROE and less volatile businesses

OUR FOUR PILLARS

Become the BEST PERFORMING life insurer in Canada

Enhance our LEADERSHIP position in U.S. group insurance and become TOP 5 in voluntary benefits

Grow our asset management business GLOBALLY

GROW Asia to become a more significant part of Sun Life’s results

REDUCING VOLATILITY

DISCONTINUED U.S. life insurance and annuity sales (December 2011)

REDUCED Canadian segregated fund sales from $1.7 billion (2010) to $419 million (2013)

REDUCED percentage of Canadian insurance sales from universal life products from 48% (2009) to 15% (2013)

DIVESTED U.S. Annuity Business in 2013

OUR CHANGE PRIORITIES

HIGH PERFORMANCE CULTURE

INTENSIFY OUR FOCUS ON CUSTOMERS

GREATER DISCIPLINE AROUND PRODUCTIVITY AND EXPENSES

AMBITIOUS AND ACHIEVABLE OBJECTIVES

2015 operating net income objective of $1.85 billion1

2015 operating ROE objective of 12% - 13%1

1 A Non-IFRS financial measure. For additional information see Non-IFRS Financial Information in the Company’s 2013 annual Management’s Discussion and Analysis.

4 Sun Life Financial Inc. Annual Report 2013

SOCIALLY RESPONSIBLE

At Sun Life Financial, sustainability is defined as taking accountability for our environmental, social and governance practices in ways that deliver value to our customers, employees, shareholders and communities. Our focus on sustainability reflects the long-term nature of commitments we make to our customers, strengthens the company, and positions future generations to meet their needs.

Named one of the 2014 GLOBAL 100 MOST SUSTAINABLE CORPORATIONS in the world by Corporate Knights.

VOTED “MOST TRUSTED BRAND™ in Life Insurance” in Canada by the 2013 Reader’s Digest Trusted Brand™ consumer survey.

$10 million commitment to-date to DIABETES RESEARCH AND PREVENTION.

Signatory and respondent to the CARBON DISCLOSURE PROJECT.

We provided funding of approximately $700 million in 2013 to develop CLEAN AND RENEWABLE ENERGY IN CANADA AND THE U.S.

Since its inception, Sun Life Financial has been INCLUDED IN THE FTSE4GOOD INDEX, meeting their stringent environmental, social and governance criteria.

Website, mobile and service provider e-claims and submissions totalled more than 5.2 million in 2013, now over 85% OF CLAIMS ARE ELECTRONIC.

For the eighth time in 12 years, Corporate Knights magazine listed Sun Life Financial as one of the BEST 50 CORPORATE CITIZENS IN CANADA.

Selected for the seventh consecutive year as a member of the DOW JONES SUSTAINABILITY INDEX North America.

In 2013, we retained the top spot in the GLOBE AND MAIL’S ANNUAL RANKING of best-governed companies.

Sun Life Financial Inc. Annual Report 2013 5

CHAIRMAN’S MESSAGE

DEAR FELLOW SHAREHOLDERS

Your company had a strong year in 2013, with robust sales and substantial earnings. Economic conditions were more favourable than they had been in the previous years and this provided a wind in our sails. Together, our results and conditions drove the value of your shares 42% higher over the year.

BUT COMPETITION REMAINS AS FIERCE AS EVER, and it is to the credit of Dean Connor, our CEO, his management team and all 28,500 of our employees that so much progress has been made. Much of the derisking work that has been our focus for several years is now complete, particularly with the successful sale of our U.S. annuity business, and both your board of directors and your management have turned their attention to the challenges of growth.

That is not to say that we can afford to become complacent about our risk management, quite the reverse, as the economies of the world remain in recovery mode and growth itself brings its own risk challenges.

But we are able to look at a series of quarters in 2012 and 2013 where we have consistently produced good operating profits, and we have greatly increased our capital flexibility with the U.S. sale proceeds in the bank.

The highlight of the year has to be the continued delivery of high-quality investment returns for our MFS customers, and the expansion of our asset management business as a result. But there were many other high points besides. Our Philippines business reached some very stretching targets despite a damaging typhoon. We started business in Vietnam and Malaysia; individual sales in our Canadian heartland increased by more than 14%; our sales of international life and wealth management business were up 44% and many more exciting news points filled our year. What’s more, 2014 has started with a bang, with 75,000 new customers added to our Canadian Group Retirement Services business on January 1 alone, and the launch of our new asset management business, Sun Life Investment Management Inc., leveraging our general account capabilities.

All of that is to the credit of our management and employees. Your board endorsed management’s proposal to spend 2013 enlarging and building out our four pillar strategy, rather than embarking on any new course. We have encouraged the management team to focus on customer care at all times and to remember that long-term, sustainable success is built on a strong value set with full commitment from the top of the organization.

TUMBUH WACHSEN CRESCERE GROW PERTUMBUHAN TANG TRUON OITRE PALAGUIN GROW

We encourage all our employees to build out their skills and to grow their capabilities.

Your board has tried to ensure that we view our performance through the eyes of external commentators; to be realistic about our ROE, for example (which can still be improved), and to follow through where we have advantages that can be exploited or problems that need to be resolved.

The board has spent time at each of its meetings understanding our customers and their needs, and how our products are being designed to meet those needs. And we held three events for our customers and distribution partners, where we directly expressed our commitment to serving them well.

We have recognized that if we are ambitious (and we are) to grow and thrive in competitive markets, we need, as Dean Connor says, to ensure that every hire improves the average, and to encourage all our employees to build out their skills and to grow their capabilities. And we have recognized in our compensation decisions the success of 2013.

At the board too, we have been strengthened by the arrival of two very high-quality additions in Réal Raymond, the ex-CEO of National Bank of Canada, and Marianne Harris who led Merrill Lynch/Bank of America’s financial institutions practice for many years. We’re extremely pleased to have them with us.

But the hard work has been done by our employees around the world. The board would like to thank them all, both on your behalf and its own, for delivering in 2013 more than we might have expected in the manner that we expect of Sun Life people, for their energy and enthusiasm and for putting in place the foundations for future growth.

Your board does believe that we can face a prosperous and growing future; not with complacency and not without recognition that some things still need to be improved, and with the humility that comes with the knowledge that our share price was higher in 2007 than it is today. But we believe in the management team and their ability to grow our business. They have the understanding of our customers that allows us to design attractive products; they have the skills to price our products well and relationships with distribution partners to take our products to market; they have a service ethic that ensures customers feel good about us; and the investment capability to provide them with great returns.

We look forward to a year of growth in 2014.

JAMES H. SUTCLIFFE

CHAIRMAN OF THE BOARD

Sun Life Financial Inc. Annual Report 2013 7

CHIEF EXECUTIVE OFFICER’S MESSAGE

DEAR FELLOW SHAREHOLDERS

2013 was another year of progress and momentum at Sun Life. We improved our risk profile, expanded our footprint in Asia, grew our distribution networks and made important strides in improving customer service. MFS Investment Management (MFS) delivered outstanding results, underpinned by strong investment performance. This progress is reflected in our results: your company recorded $1.943 billion in operating income from Continuing Operations in 2013, an increase of 31% compared to the previous year. Our Operating Return on Equity (ROE) was 14.8%, compared to 12.5% in 2012.

OUR FINANCIAL RESULTS BENEFITED from strong performance across all four pillars of growth: Canada, the U.S., Asset Management and Asia. Insurance sales were up 14%; wealth sales were up 15%; the Value of New Business (VNB), our measure of the expected profitability of those sales, was up 30%; and Assets Under Management reached $640 billion, a new high. Our results also benefited from improved capital markets and a stronger U.S. dollar.

At our Investor Day in March 2012, we said we would derisk the company by shifting away from products with higher tail risk, and we set out 2015 financial objectives that we believed were ambitious but achievable. I’m pleased to report good progress against these goals. The growth agenda permeates all of our businesses, but the focus is on profitable growth, disciplined execution and being able to say ‘No’ to unsuitable risks. Our product suite has undergone tremendous change in both mix and pricing. The sale of our U.S. annuity business simplified and derisked the company, providing $1.7 billion of additional financial flexibility. And we are tracking well against our 2015 objectives.

While economic and market conditions have improved since the financial crisis, we still face economic uncertainty,

Your company recorded $1.943 billion in operating income from Continuing Operations in 2013, an increase of 31% compared to the previous year.

CRESCERE GROW PERT TRUONG CROITRE PALAGUIN GRO

GROEIEN EN GROW CRESCERE PERTU

Sun Life has a long history of providing excellent customer service that has contributed to the market leadership positions we enjoy around the world.

stubborn unemployment levels and fiscal constraints on government. During times like these, our mission – helping customers achieve lifetime financial security – matters more than ever. In 2013, we distributed $8 billion in annuity payments, death claims, disability income and health benefits to Sun Life customers around the world. Many more customers benefited from strong investment returns in their Sun Life or MFS accounts, along with advice from a trusted advisor. We are truly fortunate to be able to serve people in this way.

Looking ahead, we see a bright future for Sun Life, with demand driven by three long-term trends: the advance of the baby boom generation towards retirement; the growing middle-class in developing Asian countries; and the shift of responsibility from governments and employers to individuals. We are making significant investments in each of our four pillars to respond to these drivers of demand. This is truly an exciting time to be part of Sun Life.

EXCELLENT CUSTOMER SERVICE

Sun Life has a long history of providing excellent customer service that has contributed to the market leadership positions we enjoy around the world. But we can and must do better. The needs and preferences of customers are constantly changing, and we need to deliver a service experience that is grounded in customer insights and seeks to delight our customers at every touchpoint they have with the company.

14.8%

12.5%

2012

2013

OPERATING RETURN ON EQUITY FROM COMBINED OPERATIONS

Sun Life Financial Inc. Annual Report 2013 9

CHIEF EXECUTIVE OFFICER’S MESSAGE

GROEIEN TUMBUH WACHSEN CRESCERE GROW PERTUMBUHAN TANG TRUONG CROITRE PA

In 2013, we expanded our measurement of customer experience using a single, consistent methodology across the enterprise. We are asking customers to help us identify and improve the drivers of dissatisfaction they’ve encountered when dealing with us, and we are using those insights to make us easier to do business with. This commitment to improving the customer experience is so important to us, that starting in 2014, our Annual Incentive Plan will formally recognize the progress we are making.

BECOMING THE BEST PERFORMING LIFE INSURER IN CANADA

In Canada, our goal is to be the best performing life insurer in the country, and in 2013 we made good progress towards this goal.

We serve Canadians through multiple channels to suit their needs: at the worksite via employee benefit and pension plans; through the 3,800 members of the Sun Life Career Sales Force, the largest dedicated group of financial advisors among life insurers; and through third-party advisors who select Sun Life products because they are the best fit for their customers.

Our Individual Insurance and Investments business had a strong year. Sales of participating whole life insurance grew sharply as customers combined protection and savings through Sun Life Par products with competitive dividend rates. Lifetime annuity sales also grew, driven by demand for lifetime income after retirement, which we support through our ‘Money For Life’ platform. The Career Sales Force grew for the sixth year in a row to reach over 3,800 advisors from coast to coast. We continued to build our brand and were proud to be the only insurer in the Top 20 on the 2013 Canadian Business magazine’s top Canadian Brands.

10 Sun Life Financial Inc. Annual Report 2013

GROW CRESCERE PERTUMBUHAN TANG TRUONG CROITRE PALAGUIN GROW

In 2013, Client Solutions introduced a new ‘Welcome Experience’, a simple phone call to help new employees get the most from their plans right from the start.

Our Group Benefits (GB) business, ranked number one in Canada on business in force, expanded the use of our mobile claims app, making it easier for plan members to check coverage and submit claims.

Group Retirement Services (GRS) leads the pension market in Canada, helping over one million Canadians save for retirement on a platform that delivers first-rate website, mobile and call centre support, and access to world-class investment managers at attractive fee levels. GRS’s Defined Benefit Solutions group recorded a 72% jump in sales in 2013 to $1.2 billion as we helped more Canadian employers derisk their defined benefit plans through annuity buyouts and other solutions.

Our Client Solutions business was created to connect directly with GRS and GB plan members to help them get the most from their plans at key life stages. In 2013, Client Solutions introduced a new ‘Welcome Experience’, a simple phone call to help new employees get the most from their plans right from the start. If they need more detailed financial and retirement planning help, Client Solutions matches them up with an advisor from our Career Sales Force and we saw advisor leads grow again in 2013.

Beyond the numbers, the sidebar shows how each part of our Canadian business worked together to deliver exceptional customer service under difficult circumstances. It’s no wonder that for the fifth year in a row, Sun Life was named the “Most Trusted Life Insurance Company” in Canada, according to the Reader’s Digest 2013 Trusted Brands™ survey.

TRAGEDY IN LAC-MÉGANTIC

Tragedy struck the small town of Lac-Mégantic in Quebec when a train carrying crude oil derailed, devastating the town. As the number of deceased and missing people climbed by the hour, Sandra Greene, a member of our Canadian Operations team, considered the possibility that some of those people lost in the tragedy could be Sun Life clients.

Sandra’s research revealed that one of Sun Life’s clients had perished in the accident. In addition, a Sun Life Financial advisor contacted Sandra’s team to advise that two other clients were missing as a result of the tragedy.

Sandra and her team immediately set to work to ensure the claims process was initiated, and that the affected families were well-supported by our Sun Life team.

Sun Life Financial Inc. Annual Report 2013 11

CHIEF EXECUTIVE OFFICER’S MESSAGE

Extraordinary vocational services ensured that vision loss didn’t devastate this high achiever

A highly-regarded technology expert who experienced significant vision loss connected to diabetes was unable to remain on the job. Our team reviewed the employee’s vocational and medical profiles and determined that he was a good candidate for return-to-work planning, but the employee was discouraged: he needed help with daily living activities and getting to and from medical appointments. He wondered if he would ever work again.

By working with a specialized independent vision centre and with his employer, Sun Life Vocational Services developed a plan to ensure he had the right technology, worksite equipment and home services to succeed. The employee worked hard with training experts and was able to return to a meaningful, productive and independent personal and professional life.

TRANSFORMING OUR U.S. BUSINESS

The sale of our U.S. annuity business was a major milestone, and I want to acknowledge the tremendous effort by our employees in both the U.S. and Canada for their efforts in completing the transaction.

Our U.S. business is now focused on group benefits and voluntary benefits delivered through the worksite, and on medical stop loss insurance. Great progress was made in 2013 to add new products, expand distribution, and transform the business to improve service and scalability. The buildout of our voluntary benefits capabilities is on track, and our early experience with private benefit exchanges is encouraging.

We also remain committed to providing excellent customer service. See the sidebar for a story about how our employee benefits group worked closely with a corporate customer and their valued employee to get the person back to work.

We also delivered strong growth last year in our Bermuda-based international high-net- worth business. Sun Life is seen as a trusted provider of protection and savings solutions to an increasingly mobile and international client base.

GROWING OUR ASSET MANAGEMENT BUSINESS GLOBALLY

Asset management is a key pillar in our strategy, with growing demand from both individual and institutional investors. The asset management business fits our strategy of growing businesses that require less capital, bring less tail risk and provide more stable earnings.

The backbone of this pillar is MFS. Since we acquired MFS in 1982, it has been an important part of the Sun Life family. MFS continues to deliver strong performance and record-breaking asset growth through its unique approach, which emphasizes teamwork, tight risk controls, and a relentless focus on the needs of customers. Retail fund performance continued to be strong with 92% of fund assets ranked in the top half of their respective Lipper categories based on three-year performance. MFS was the only fund company to earn a Top Ten ranking in the Barron’s Fund Family rankings for each of the past three years.

Sun Life Global Investments (SLGI), our Canadian mutual fund company, marked its third anniversary in 2013 with assets under management reaching $7.2 billion. SLGI offers a range of solutions, from target date funds to target risk funds, as well as funds from MFS and other high-performing investment managers. SLGI posted strong sales growth, winning support from an ever-growing cadre of financial advisors as well as defined contribution pension plans.

12 Sun Life Financial Inc. Annual Report 2013

UMBUH WACHSEN GROW CRESCERE PERTUMBUHAN TANG TRUONG CROITRE PALAG

In the Philippines, we are ranked as the number one provider of life insurance, with sales growth of 51% in 2013.

Our wealth management businesses in Asia also posted strong growth: in the Philippines, our wholly-owned asset manager reported asset growth of 48%, and in Hong Kong, net wealth sales, including our Mandatory Provident Fund business, grew by 45%.

In early 2014, we announced the creation of a new asset management business, Sun Life Investment Management Inc., that will bring to Canadian institutional investors the same expertise in Private Fixed Income, Commercial Mortgages, Real Estate and Asset-Liability Driven investing that we use for our general account. We have high expectations for Sun Life Investment Management Inc. as it rises to meet the needs of pension plans that are continuing to derisk and are striving for additional yield in this low interest rate environment.

STRENGTHENING OUR COMPETITIVE POSITION IN ASIA

Your company made excellent strides in 2013 to build our competitive position in Asia.

In the Philippines, we are ranked as the number one provider of life insurance, with sales growth of 51% in 2013. The tremendous growth we’ve seen in the Philippines reflects a can-do attitude and unwavering commitment to customers, best exemplified by the actions of our employees when faced with the devastation inflicted by Typhoon Haiyan in Tacloban and throughout the central Philippines.

Mags Gravoso, a manager based in Tacloban, was in Manila when the storm hit. She returned home immediately, and despite damage to her own property, turned her attention to her fellow employees and customers. Mags led the efforts to ensure our people were safe and distributed food, water and other supplies to a number of customers. At one point, Mags drove a customer hundreds of kilometres to receive much-needed medical attention.

In Indonesia we made good progress in growing Sun Life’s sales force, surpassing 7,000 advisors. More than 80% of our advisors are now licensed to sell Shariah products (Indonesia is the world’s most populous Muslim country), and agency sales grew more than 60% compared to the previous year.

We completed our acquisition in Malaysia and integrated the business into the Sun Life operating system. With our partners at Khazanah, Malaysia’s sovereign wealth fund, we’ve appointed a strong management team that is growing sales through our partnership with CIMB Bank. Our joint venture in Vietnam is off to a good start: it received its license to operate, recruited and licensed 3,400 agents, launched new products and recorded its first sales.

Sun Life Financial Inc. Annual Report 2013 13

N CRESCERE GROW PERTUMBUHAN TANGTRUONG CROITRE PALA

CHIEF EXECUTIVE OFFICER’S MESSAGE

In the U.K., in 2013, we made a number of enhancements to offer better service and more choice at the time of retirement.

In India, we have a strong partner in the Aditya Birla Group and our insurance joint venture remains profitable. However, individual insurance sales declined in 2013 in line with industry trends due to the impact of regulatory changes. India is a country with tremendous potential and we fully expect that changes we make will shift the business back into growth mode over time.

Sun Life Hong Kong is among the leaders in the Mandatory Provident Fund business, and we are growing insurance and wealth sales through both our advisor force and third-party channels. In mainland China, Sun Life Everbright implemented a number of changes and made good progress in improving profitability.

We also invested in our brand in Hong Kong by lighting up the World Trade Centre in Causeway Bay with a bold new sign. We believe this statement about our presence in Hong Kong – where we are about to celebrate our 122nd anniversary – also reflects our momentum and commitment to growing our business throughout Asia.

SERVING OUR U.K. CLIENTS

While we no longer sell insurance and wealth products in the U.K., we work hard the 800,000 customers who have placed their trust and their assets Sun Life over the years. In 2013, we made a number of enhancements offer better service and more choice at the time of retirement.

WACSHEN CRESCERE GROW PERTUMBUHAN TANGTRUONG

FOCUS AND EXECUTION

It takes a talented and highly engaged workforce to excel in business, and I’m pleased with the progress on building a high performance culture at Sun Life. Our mantra is that every single person we hire must upgrade the average, and you see that in action around the Sun Life world. We’ve introduced new and innovative ways to accelerate individual growth and development, such as our Rotational Leadership Development Program. The language and calibration of performance has changed, and performance expectations have graded up. Our managers have done a stellar job leading these changes and bringing people along with them on this journey.

In 2013, we made a significant, long-term decision to invest in improving productivity and ease of doing business through a Lean/Six Sigma continuous improvement program. We call it The Brighter Way, and already we’re seeing results that indicate we’re moving in the right direction.

For example, in Canadian health claims, it was taking seven days to adjust a claim where either we’d made an error or the plan member had made an error in submitting the claim. After a rigorous review, we changed the process to ask for certain data earlier in the process, and we invested in technology and training so our front line call centre staff could enter the claims system and adjust the claim. The result? The time to adjust a claim went from seven days to seven minutes.

This focus on innovation, customer service and continuous improvement resulted in Sun Life Financial Canada achieving Gold certification in the category of Excellence, Innovation and Wellness from Excellence Canada, an independent, not-for-profit organization that is committed to fostering organizational excellence.

In 2013, we made a significant, long-term decision to invest in improving productivity and ease of doing business.

Sun Life Financial Inc. Annual Report 2013 15

CHIEF EXECUTIVE OFFICER’S MESSAGE

In 2012, we announced a major commitment to diabetes research because it’s a growing epidemic that needs more support.

SUSTAINABILITY IS A KEY PART OF HOW WE DO BUSINESS

An integrated approach to sustainability shines throughout the company, such as our investments in sustainable real estate developments and renewable energy projects, business practices like paperless claims and statements, and philanthropic support for the communities in which we live and work. Sustainability also includes compliance with all laws and regulations, including those relating to Anti-Money Laundering, Anti-Terrorist Funding, and Anti-Corruption and Anti-Bribery. As a major Canadian company and employer in many countries around the globe, we take these obligations seriously.

To date, we’ve received a number of awards that recognize and validate our efforts. In 2013, we were recognized for the third year in a row on the Corporate Knights’ Global 100 Most Sustainable Corporations in the world, and made the Best 50 Corporate Citizens in Canada list for the eighth time in twelve years. Sun Life ranked first in the Globe and Mail Report on Business’ 12th annual Board Games report, a testament to the company’s governance practices.

The health of our customers and employees also needs to be sustained. In 2012, we announced a major commitment to diabetes research because it’s a growing epidemic that needs more support. We continued that commitment in 2013, bringing our total investment to $10 million. In 2014, we will expand that commitment to both the U.S. and Asia, where diabetes is advancing at an alarming rate.

In closing, I would like to thank our employees and advisors for their hard work and dedication to serving customers and growing our business. Through them, Sun Life accomplished a great deal in 2013. If we stay connected to the needs of our customers and seize opportunities to do more for them, I am confident that we will continue to deliver strong results to shareholders, and serve the communities where we live and work.

DEAN A. CONNOR

President and Chief Executive Officer

HSEN CRESCERE GROW PERTUMBUHAN TANGTRUONG CROITRE PAL

MANAGEMENT’S

DISCUSSION

AND ANALYSIS

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 17

Management’s Discussion and Analysis

February 12, 2014

The following defined terms are used in this document.

Abbreviation	Description	Abbreviation	Description
AFS	Available-for-sale	MCCSR	Minimum Continuing Capital and Surplus Requirements
AIF	Annual Information Form	MD&A	Management’s Discussion and Analysis
ASO	Administrative Services Only	MFS	MFS Investment Management
AUM	Assets Under Management	MPF	Mandatory Provident Fund
BIF	Business In-force	OCI	Other Comprehensive Income
CAL	Company Action Level	OSFI	Office of the Superintendent of Financial Institutions
CEO	Chief Executive Officer	OTC	Over-the-counter
CFO	Chief Financial Officer	ROE	Return on Equity
CGU	Cash Generating Unit	SEC	United States Securities and Exchange Commission
DCAT	Dynamic Capital Adequacy Testing	SLEECS	Sun Life ExchangEable Capital Securities
EBG	Employee Benefits Group	SLF Asia	Sun Life Financial Asia
EPS	Earnings Per Share	SLF Canada	Sun Life Financial Canada
FVTPL	Fair Value Through Profit or Loss	SLF Inc.	Sun Life Financial Inc.
GB	Group Benefits	SLF U.K.	SLF’s United Kingdom business unit
GRS	Group Retirement Services	SLF U.S.	Sun Life Financial United States
IAS	International Accounting Standards	SLGI	Sun Life Global Investments (Canada) Inc.
IASB	International Accounting Standards Board	Sun Life Assurance	Sun Life Assurance Company of Canada
IFRS	International Financial Reporting Standards	Sun Life (U.S.)	Sun Life Assurance Company of Canada (U.S.)
ISDA	International Swaps and Derivatives Association

In this MD&A, SLF Inc. and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial”, the “Company”, “we”, “our” or “us”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2013 and amounts are expressed in Canadian dollars. Where information at and for the year ended December 31, 2013 is not available, information available for the latest period before December 31, 2013 is used. Except where otherwise noted, financial information is presented in accordance with IFRS and the accounting requirements of OSFI. Additional information relating to the Company can be found in SLF Inc.‘s consolidated financial statements and accompanying notes (“Consolidated Financial Statements”) and our AIF for the year ended December 31, 2013, and other documents filed with securities regulators in Canada and with the SEC, which may be accessed at www.sedar.com and www.sec.gov, respectively.

Sale of U.S. Annuity Business

Effective August 1, 2013, we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our “U.S. Annuity Business”), including all of the issued and outstanding shares of Sun Life Assurance Company of Canada (U.S.) (“Sun Life (U.S.)”).

We have defined our U.S. Annuity Business as “Discontinued Operations”, the remaining operations as “Continuing Operations”, and the total Discontinued Operations and Continuing Operations as “Combined Operations”. Note that in accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with the U.S. Annuity Business have been classified as discontinued operations in our Consolidated Statements of Operations for all periods presented. Associated assets and liabilities were classified as held for sale in our Consolidated Statements of Financial Position as at December 31, 2012.

Use of Non-IFRS Financial Measures

We use certain financial measures that are not based on IFRS (“non-IFRS financial measures”), including operating net income (loss), as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. We believe that these non-IFRS financial measures provide information that is useful to investors in understanding our performance and facilitates the comparison of the quarterly and full year results from period to period. Operating net income (loss) and other financial

18 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

measures based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. Operating net income (loss) excludes from reported net income those impacts that are not operational or ongoing in nature. Its purpose is to assist investors in understanding our underlying business performance and excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) the loss on the sale of our U.S. Annuity Business; (iv) the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business; (v) restructuring and other related costs (including impacts related to the sale of our U.S. Annuity Business); (vi) goodwill and intangible asset impairment charges; and (vii) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Its purpose is to assist investors in understanding our underlying business performance, excluding defined market impacts. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

Other non-IFRS financial measures that we use include adjusted revenue, premium and deposit equivalents from ASO, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, AUM and assets under administration. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this MD&A under the heading Non-IFRS Financial Measures.

Forward-Looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements concerning the finalization of the sale of our U.S. Annuity Business, (ii) statements concerning our internal reinsurance arrangements, (iii) statements concerning the exposure draft issued by the Canadian Actuarial Standards Board and the low interest rate environment, (iv) statements relating to our growth strategies, financial objectives, future results of operations, and strategic goals, (v) statements concerning our 2015 operating income objectives and our 2015 operating return on equity objective (collectively, our “2015 financial objectives”), (vi) statements relating to productivity and expense initiatives, growth initiatives and other business objectives, (vii) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (viii) statements that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “initiatives”, “strategy”, “strive”, “target”, “will” and similar expressions are forward-looking statements. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Sale of U.S. Annuity Business, Restructuring of Internal Reinsurance Arrangement, Actuarial Standards Update, Impact of the Low Interest Rate Environment, Risk Management, Capital Management and Critical Accounting Policies and Estimates and in Sun Life Financial Inc.‘s 2013 AIF under the headings Risk Factors and the factors detailed in Sun Life Financial Inc.‘s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov.

Important risk factors that could cause our assumptions and estimates to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, including our 2015 financial objectives, are listed below. The realization of our forward-looking statements, including our ability to meet our 2015 financial objectives, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: economic uncertainty; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; the performance of equity markets; changes or volatility in interest rates or credit/swap spreads; changes in legislation and regulations including capital requirements and tax laws; risks in implementing business strategies; legal and regulatory proceedings, including inquiries and investigations; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; breaches or failure of information system security and privacy, including cyber terrorism; risks relating to our information technology infrastructure and Internet-enabled technology; risks relating to product design and pricing; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; risks relating to financial modelling errors; our dependence on third-party relationships including outsourcing arrangements; business continuity risks; the impact of higher-than-expected future expenses; the ability to attract and retain employees; market conditions that affect the Company’s capital position or its ability to raise capital; risks related to liquidity; downgrades in financial strength or credit ratings; fluctuations in foreign currency exchange rate; the availability, cost and effectiveness of reinsurance; risks relating to real estate investments; risks relating to operations in Asia including the Company’s joint ventures; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risk management; risks relating to estimates and judgments used in calculating taxes; the impact of mergers, acquisitions and divestitures; the impact of competition; risks relating to the closed block of business and risks relating to the environment, environmental laws and regulations and third-party policies.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 19

Overview

Corporate Overview

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2013, the Sun Life Financial group of companies had total assets under management of $640 billion.

We manage our operations and report our financial results in five business segments: SLF Canada, SLF U.S., MFS, SLF Asia and Corporate. The Corporate segment includes SLF U.K. and Corporate Support operations. Our Corporate Support operations includes our run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our annual and interim Consolidated Financial Statements.

Mission

To help customers achieve lifetime financial security.

Vision

To be an international leader in protection and wealth management.

Strategy

We will leverage our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders.

Our strategy is based on growing our diverse set of businesses where we have important market positions and can leverage strengths across these businesses. We have chosen to be active in businesses that are supported by strong growth prospects, demographic trends and long-term drivers of demand for the insurance industry – the aging of baby boomers, the downloading of responsibility from governments and employers to employees and the growth of the middle class in the emerging markets of Asia. In 2013, we made considerable progress on our strategy by focusing our resources on four key pillars for future growth:

•	Becoming the best performing life insurer in Canada
•	For the fourth consecutive year, SLF Canada was voted by Canadians as the Most Trusted Life Insurance Company as part of the Reader’s Digest 2013 Trusted Brand™ awards program.
•	GB was ranked #1 group life and health benefits provider in Canada for the fourth year in a row in the 2012 Fraser Group Universe Report.
•

GRS was ranked #1 by Benefits Canada based on total pension plan assets as at June 30, 2013 and ended 2013 with assets under administration of $64 billion, driven by strong sales and market performance.

•

Individual Insurance & Investments retained its first place position in the fixed annuities market increasing market share to 32% and maintaining a first place position with 46% market share in payout annuity sales, both as measured by LIMRA (as at September 30, 2013).

•	The Sun Life Financial Career Sales Force (“CSF”) continued to grow during the year exceeding 3,800 advisors and managers across the country.

•	Becoming a leader in group insurance and voluntary benefits in the United States
•	In August 2013, we completed the sale of our U.S. Annuity Business, a milestone that significantly improved our risk profile and reduced our earnings volatility.
•	Strong sales throughout 2013 in EBG combined with higher persistency drove a 7% year-over-year increase in BIF.
•	Sales in EBG increased 18% in 2013 compared to 2012, of which voluntary benefits sales increased 26% from 2012.
•

EBG continues to expand its product suite and released two new group voluntary accident insurance plans that provide protection for customers who are injured in a variety of covered accidents. EBG also launched an innovative stop-loss cancer insurance offering that provides an enhanced benefit to self-insured employers.

•	Growing our asset management businesses globally
•	Sun Life Financial’s AUM ended 2013 at a new high of $640 billion.
•	MFS had record gross sales in 2013 of US$96.0 billion, US$24.0 billion of net in-flows, and ended 2013 with AUM at a new high of US$412.8 billion.
•	SLGI completed its third full year of operations. Sales exceeded $1.7 billion and AUM reached $7.2 billion.
•	SLGI launched a comprehensive suite of income funds and grew its retail fund sales 77% over 2012.
•

Eight SLGI long-term funds (Series A) have passed their three-year anniversary and were above the median in their respective categories based on fund performance, with four funds in the first quartile. Sun Life MFS Global Value, Sun Life MFS International Value and Sun Life MFS Global Total Return were rated five stars by Morningstar and delivered top 10 performance in each of their respective categories.

•	Strengthening our competitive position in Asia
•	Our Philippines business achieved record insurance sales, rising 51% over 2012, and surpassed 5,000 agents during 2013, two years ahead of the goal set for 2015.
•

Sun Life of Canada (Philippines), Inc. was the number one life insurance provider in the Philippines for the second consecutive year, based on premium income in 2012 (reported by the Insurance Commission in the Philippines in 2013).

20 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

•	In Hong Kong our individual insurance sales and net wealth sales including Mandatory Provident Fund products, increased 43% and 45%, respectively, over 2012.
•

In Indonesia, we continued to grow our agency sales force, surpassing 7,100 at the end of 2013. Insurance sales in 2013 were up 31% compared to 2012. PT Sun Life Financial Indonesia was ranked third in the life insurance category in a survey of Indonesia’s Most Admired Companies 2013 conducted by Bloomberg Businessweek Indonesia and Frontier Consulting Group.

•

In India, Birla Sun Life Asset Management Company’s MNC Fund-Growth and Birla Sun Life 95-Dividend were awarded the 2012 Lipper Fund Awards for Best Equity Fund (5 years) and the Best Mixed Asset INR Balanced Fund (10 years), respectively.

•

In 2013, PVI Sun Life Insurance Company Limited received its license to operate in Vietnam and we completed the acquisition of 49% of CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad in Malaysia, giving us access now to seven key markets in this opportunity-rich region.

In targeting these four pillars of growth, we are focused on products that have superior growth characteristics, better product economics and lower capital requirements in order to reduce net income volatility and improve our return on equity. The maintenance of a balanced and diversified portfolio of businesses remains fundamental to our strategy.

Values

The following values guide us in achieving our strategy:

•	Integrity – We are committed to the highest standards of business ethics and good governance.
•	Engagement – We value our diverse, talented workforce and encourage, support and reward them for contributing to the full extent of their potential.
•	Customer Focus – We provide sound financial solutions for our customers and always work with their interests in mind.
•	Excellence – We pursue operational excellence through our dedicated people, our quality products and services and our value-based risk management.
•	Value – We deliver value to the customers and shareholders we serve and to the communities in which we operate.
•	Innovation – We listen to our customers to provide them with a better experience through innovative products and exceptional service.

Corporate Developments

The following developments occurred since January 1, 2013.

Sale of U.S. Annuity Business

Effective August 1, 2013 we sold our U.S. Annuity Business, including all of the issued and outstanding shares of Sun Life (U.S.). Our U.S. Annuity Business included our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products.

Strategic Partnership in Malaysia

In April 2013, we acquired 49% of each of CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad, collectively referred to as Sun Life Financial Malaysia.

Joint Venture in Vietnam

In March 2013, PVI Sun Life Insurance Company Limited, a joint venture life insurance company in Vietnam between Sun Life Assurance and PVI Holdings, commenced operations as a life insurance company.

Common Share Activity

In 2013, SLF Inc. paid common shareholder dividends of $1.44 per common share. This was the same level of dividends paid in 2012. In 2013, SLF Inc. issued approximately 5.9 million shares from treasury under its Canadian Dividend Reinvestment and Share Purchase Plan.

Financing Arrangements

On June 26, 2013, Sun Life Financial redeemed all of its outstanding $350 million principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2018.

On February 12, 2014, Sun Life Financial announced its intention to redeem all of the outstanding $500 million principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019 (the “Debentures”) in accordance with the redemption terms attached to the Debentures.

Outlook

In 2013 the global economy experienced modest but steady growth with improved momentum in the second half of the year. Interest rates in North American and other developed countries rose but remain low relative to historic levels. Equity markets generally performed well and continued to improve through the year. In Canada, economic growth was modest but at an improved rate compared to 2012 due to the combination of weak performance in the export sector, falling unemployment rate and higher consumer spending. The U.S. economy expanded during the year as consumer confidence grew and with the U.S. Federal Reserve delaying the tapering of its securities purchase program. The U.S. economy also saw improvements in the housing market. However, the period of historically low interest rates continues and could persist for some time, which will continue to create a number of challenges for insurers including increased hedge costs, lower investment yields and reduced new business profitability.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 21

We continue to focus on businesses with strong growth prospects fueled by consumer demand and favourable demographic trends. In North America, the aging of the population and modest economic growth continues to drive the demand for greater security and protection of retirement savings, through retirement income solutions. We continue to expand our presence in emerging markets, with presence now in seven markets in Asia including Vietnam and Malaysia. With the younger populations and rapidly growing middle class in Asian markets, demand for protection and wealth accumulation products continues to increase. We continue to observe the shift in responsibility for funding health and retirement needs from governments and employers to individuals, which has created new opportunities for group and voluntary benefits. All of these trends support demand for the pension, savings and health care solutions provided by life insurance companies. Improved equity markets have resulted in a rise in the demand for sophisticated investment and risk management solutions through asset management products. We believe that global asset management companies, with their greater scale and diversity, have opportunity to benefit most.

Financial Objectives

In March 2012 we announced our financial objectives for 2015, which included annual operating net income of $2.0 billion and operating ROE of 12%-13%. Following the sale of our U.S. Annuity Business in the third quarter of 2013, we reviewed and updated our financial objectives. Our financial objectives are to achieve an annual operating net income of $1.85 billion in 2015. The operating ROE objective of 12%-13% remains unchanged from our previous disclosure. These financial objectives were based on the following assumptions:

(i)	a steady rise in the annual level of key equity market indices by approximately 8% per annum (excluding dividends);
(ii)	a gradual increase in North American interest rates across the yield curve;
(iii)	a credit environment which reflects the Company’s best estimate assumptions;
(iv)	stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar; and
(v)	other key assumptions include: no material changes in capital rules; no material changes to our hedging program; hedging costs that are consistent with our best estimate assumptions; no material assumption changes including updates to the ultimate reinvestment rate and economic scenario generator; no significant changes to our effective tax rate; and no material accounting standard changes.

The updated financial objectives are based on best estimate actuarial assumptions as at December 31, 2012. The Company’s 2015 operating ROE objective is dependent upon our capital levels and options for deployment of any excess capital. Our 2015 financial objectives do not reflect the indirect effects of interest rate and equity market movements including the potential impacts on goodwill or the current valuation allowance on deferred tax assets as well as other items that may be non-operational in nature.

We expect to maintain the current level of dividends on SLF Inc.‘s common shares, which are subject to the approval of the Board of Directors each quarter, provided that economic conditions and the Company’s results allow it to do so while maintaining a strong capital position. Additional information on dividends is provided in this MD&A under the heading Capital and Liquidity Management – Shareholder Dividends.

The statements concerning our 2015 financial objectives and dividends are forward-looking and are based on the assumptions set out above and subject to the risk factors described under Forward-Looking Statements. Our 2015 financial objectives do not constitute guidance. Although considered reasonable by the Company, our results could differ materially from our objectives and we may not be able to achieve our 2015 financial objectives as our growth initiatives, productivity and expense targets, and other business objectives or our assumptions may not be achieved.

22 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Financial Highlights

($ millions, unless otherwise noted)	2013	2012	2011
Continuing Operations
Net income (loss)
Operating net income (loss) from Continuing Operations(1)	1,943	1,479	533
Reported net income (loss) from Continuing Operations	1,696	1,374	225
Operating net income excluding the net impact for market factors from Continuing Operations(1)	1,718	1,516	n/a
Diluted EPS ($)
Operating EPS from Continuing Operations (diluted)(1)	3.21	2.49	0.92
Reported EPS from Continuing Operations (diluted)	2.78	2.29	0.39
Basic EPS ($)
Operating EPS from Continuing Operations (basic)(1)	3.22	2.49	0.92
Reported EPS from Continuing Operations (basic)	2.81	2.32	0.39
Total Company (Combined Operations)
Net income (loss)
Operating net income (loss) from Combined Operations(1)	2,143	1,679	34
Reported net income (loss) from Combined Operations	942	1,554	(370)
Operating net income (loss) excluding the net impact of market factors from Combined Operations(1)	1,776	1,600	n/a
Diluted EPS ($)
Operating EPS from Combined Operations (diluted)(1)	3.54	2.83	0.06
Reported EPS from Combined Operations (diluted)	1.55	2.59	(0.64)
Basic EPS ($)
Operating EPS from Combined Operations (basic)(1)	3.55	2.83	0.06
Reported EPS from Combined Operations (basic)	1.56	2.62	(0.64)
Return on equity (%)(2)
Operating ROE from Combined Operations(1)	14.8%	12.5%	0.3%
Reported ROE from Combined Operations	6.5%	11.6%	(2.7)%
Dividends per common share	1.44	1.44	1.44
Dividend payout ratio(3)	93%	56%	n/m
Dividend yield	4.6%	6.3%	6.5%
MCCSR ratio (Sun Life Assurance)	219%	209%	211%
Premiums and deposits from Continuing Operations
Net premium revenue	9,639	8,247	8,238
Segregated fund deposits	8,470	6,935	7,508
Mutual fund sales(1)	60,660	43,303	28,941
Managed fund sales(1)	39,965	43,851	28,019
ASO premium and deposit equivalents(1)	5,973	5,737	5,661
Total premiums and deposits(1)	124,707	108,073	78,367
Assets under management(4)
General fund assets(2)	123,390	133,171	130,075
Segregated fund assets	76,141	92,655	88,183
Mutual fund assets(1)	199,925	142,569	110,524
Managed fund assets(1)	240,239	164,245	136,599
Other AUM(1)	142	226	380
Total AUM(1)	639,837	532,866	465,761
Capital(4)
Subordinated debt and other capital(5)	3,099	3,436	3,441
Participating policyholders’ equity	127	128	123
Total shareholders’ equity(4)	17,227	16,418	15,521
Total capital	20,453	19,982	19,085
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	2012 has been restated for changes in accounting policies. See Note 3 in our Consolidated Financial Statements. 2011 has not been restated for these accounting policy changes.
(3)	Based on reported net income from Combined Operations. See Capital and Liquidity Management – Shareholder Dividends section in this MD&A for further information regarding dividends.
(4)	Balances as at December 31, 2012 and December 31, 2011 include the Discontinued Operations.
(5)	Other capital refers to innovative capital instruments consisting of SLEECS and are recognized as senior debentures in the Consolidated Financial Statements, which qualify as capital for Canadian regulatory purposes. See Capital and Liquidity Management – Capital in this MD&A.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 23

Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that they provide information that is useful to investors in understanding our performance and facilitate a comparison of the quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results & Reports.

Operating net income (loss) and other financial information based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. Operating net income excludes from reported net income those impacts that are not operational or ongoing in nature. Its purpose is to assist investors in understanding our underlying business performance and excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) the loss on the sale of our U.S. Annuity Business; (iv) the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business; (v) restructuring and other related costs (including impacts related to the sale of our U.S. Annuity Business); (vi) goodwill and intangible asset impairment charges; and (vii) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Its purpose is to assist investors in understanding our underlying business performance, excluding defined market impacts. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

The following tables set out the amounts that were excluded from our operating net income (loss), operating net income (loss) excluding the net impact of market factors, operating EPS and operating ROE, and provides a reconciliation to our reported net income (loss), EPS and ROE based on IFRS for 2013, 2012 and 2011. A reconciliation of operating net income (loss) to reported net income (loss) for the fourth quarter of 2013 is provided in this MD&A under the heading Financial Performance – Fourth Quarter 2013 Performance.

Reconciliation of Select Net Income Measures from Continuing Operations

($ millions, unless otherwise noted)	2013	2012	2011
Reported net income (loss) from Continuing Operations	1,696	1,374	225
After-tax gain (loss) on adjustments:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	38	(7)	(3)
Fair value adjustments on share-based payment awards at MFS	(229)	(94)	(80)
Assumption changes and management actions related to the sale of our U.S. Annuity Business	(27)	–	–
Restructuring and other related costs	(29)	(4)	(29)
Goodwill and intangible asset impairment charges	–	–	(196)
Total adjusting items	(247)	(105)	(308)
Operating net income (loss) from Continuing Operations	1,943	1,479	533
Net equity market impact	76	104	n/a
Net interest rate impact	86	(214)	n/a
Net gains from changes in the fair value of real estate	30	62	n/a
Actuarial assumption changes driven by changes in capital market movements	33	11	n/a
Total adjusting items	225	(37)	n/a
Operating net income (loss) excluding the net impact of market factors from Continuing Operations	1,718	1,516	n/a
Reported EPS (diluted) from Continuing Operations ($)	2.78	2.29	0.39
Less:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.06	(0.01)	(0.01)
Fair value adjustments on share-based payment awards at MFS ($)	(0.38)	(0.16)	(0.14)
Assumption changes and management actions related to the sale of our U.S. Annuity Business ($)	(0.05)	–	–
Restructuring and other related costs ($)	(0.05)	–	(0.05)
Goodwill and intangible asset impairment charges ($)	–	–	(0.33)
Impact of convertible securities on diluted EPS ($)	(0.01)	(0.03)	–
Operating EPS (diluted) from Continuing Operations ($)	3.21	2.49	0.92

24 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Reconciliation of Select Net Income Measures from Combined Operations

($ millions, unless otherwise noted)	2013	2012	2011
Reported net income (loss) from Combined Operations	942	1,554	(370)
After-tax gain (loss) on adjustments:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	38	(7)	(3)
Fair value adjustments on share-based payment awards at MFS	(229)	(94)	(80)
Loss on the sale of our U.S. Annuity Business	(695)	–	–
Assumption changes and management actions related to the sale of our U.S. Annuity Business	(235)	–	–
Restructuring and other related costs	(80)	(18)	(55)
Goodwill and intangible asset impairment charges	–	(6)	(266)
Total adjusting items	(1,201)	(125)	(404)
Operating net income (loss) from Combined Operations	2,143	1,679	34
Net equity market impact	143	260	n/a
Net interest rate impact	157	(216)	n/a
Net gains from changes in the fair value of real estate	30	62	n/a
Actuarial assumption changes driven by changes in capital market movements	37	(27)	n/a
Operating net income (loss) excluding the net impact of market factors from Combined Operations	1,776	1,600	n/a
Reported EPS (diluted) ($)	1.55	2.59	(0.64)
Less:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.06	(0.01)	(0.01)
Fair value adjustments on share-based payment awards at MFS ($)	(0.38)	(0.16)	(0.14)
Loss on the sale of our U.S. Annuity Business ($)	(1.14)	–	–
Assumption changes and management actions related to the sale of our U.S. Annuity Business ($)	(0.39)	–	–
Restructuring and other related costs ($)	(0.14)	(0.03)	(0.09)
Goodwill and intangible asset impairment charges ($)	–	(0.01)	(0.46)
Impact of convertible securities on diluted EPS ($)	–	(0.03)	–
Operating EPS (diluted) ($)	3.54	2.83	0.06
Reported ROE (%)	6.5%	11.6%	(2.7)%
Less:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	0.3%	(0.1)%	–
Fair value adjustments on share-based payment awards at MFS	(1.6)%	(0.7)%	(0.6)%
Loss on the sale of our U.S. Annuity Business	(4.8)%	–	–
Assumption changes and management actions related to the sale of our U.S. Annuity Business	(1.6)%	–	–
Restructuring and other related costs	(0.6)%	(0.1)%	(0.4)%
Goodwill and intangible asset impairment charges	–	–	(2.0)%
Operating ROE (%)	14.8%	12.5%	0.3%

Management also uses the following non-IFRS financial measures:

Adjusted revenue. This measure excludes from revenue the impact of: (i) foreign exchange; (ii) fair value changes in FVTPL assets and liabilities; (iii) reinsurance for the insured business in SLF Canada’s GB operations; and (iv) net premiums from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of revenue that provides greater comparability across reporting periods.

Adjusted premiums and deposits. This measure excludes from premiums and deposits the impact of: (i) foreign exchange; (ii) reinsurance for the insured business in SLF Canada’s GB operations; and (iii) net premiums and deposits from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods. A reconciliation of adjusted premiums and deposits is provided in this MD&A under the heading Premiums and Deposits from Continuing Operations.

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. These measures are calculated using the average currency and period end rates, as appropriate, in effect at the date of the comparative period.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 25

Equity market, interest rate, credit spread, swap spread and real estate market sensitivities. Our equity market, interest rate, credit spread, swap spread and real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS financial measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

Sale of U.S. Annuity Business

Effective August 1, 2013 we completed the sale of our U.S. Annuity Business to Delaware Life Holdings, LLC. We estimate the final sale proceeds will be $1,678 million including closing purchase price adjustments. The final purchase price adjustment is subject to finalization between Delaware Life Holdings, LLC and us. We expect the determination of the final purchase price adjustment to be completed in the first half of 2014.

The transaction consisted primarily of the sale of 100% of the shares of Sun Life (U.S.), which included the U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction included the transfer of certain related operating assets, systems and employees that supported these businesses and the transfer of the financial risks and rewards associated with the products.

Net Loss Recognized in Discontinued Operations

The reported net loss recognized in Discontinued Operations in 2013 is comprised of the following:

($ millions, after-tax)	2013
Estimated sale proceeds(1)	1,678
Net carrying value of assets less liabilities held for sale	(2,423)
Transaction costs	(14)
Cumulative foreign currency translation differences and unrealized gains reclassified from other comprehensive income	64
Net loss on the sale of our U.S. Annuity Business (see Note 3 in our Consolidated Financial Statements)	(695)
Assumption changes and management actions related to the sale of our U.S. Annuity Business(2)	(208)
Total loss recognized in Discontinued Operations related to the sale of our U.S. Annuity Business	(903)
All other income in Discontinued Operations	149
Common shareholders’ net income (loss) from Discontinued Operations	(754)
(1)	The estimated sale proceeds is comprised of $1,580 million of cash and $98 million receivable for our estimate of the final purchase price adjustment.
(2)	One of the pre-closing transactions that occurred in 2013 related to the transfer of certain asset-backed securities to the Continuing Operations. This resulted in a charge recognized in Discontinued Operations for the change in insurance contract liabilities. The net carrying value of assets less liabilities held for sale was also impacted by this amount.

Impact on Shareholders’ Equity

The transaction resulted in a $952 million loss recorded in our common shareholders’ net income from Combined Operations in 2013, which was comprised of losses of $903 million recognized in Discontinued Operations and $49 million recognized in Continuing Operations. This loss reflects pre-closing transactions, closing costs, certain tax adjustments, our estimate of the closing purchase price adjustments and costs associated with the sale but incurred subsequent to the sale date of August 1, 2013. The loss is expected to be finalized in the first half of 2014, once all closing purchase price adjustments have been finalized.

26 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

The following table summarizes the impact the sale of our U.S. Annuity Business had on reported net income and common shareholders’ equity.

($ millions, after-tax)	2013
Total loss recognized in Discontinued Operations related to the sale of the U.S. Annuity Business	(903)
Impacts recognized in Continuing Operations:
Assumption changes and management actions related to the sale of our U.S. Annuity Business(1)	(27)
Restructuring and other disposition related costs, including provision for withholding tax	(22)
Impact of sale on common shareholders’ net income (loss) from Continuing Operations	(49)
Impact of sale on common shareholders’ net income (loss) from Combined Operations	(952)
Add back: Cumulative foreign currency translation differences and unrealized gains reclassified from other comprehensive income	(64)
Impact on common shareholders’ equity	(1,016)
(1)	Includes the impact on our insurance contract liabilities of dis-synergies of $107 million related to the sale and a gain of $80 million from the higher yields on the asset-backed securities transferred to Continuing Operations.

We expect to incur additional costs related to the separation of the U.S. Annuity Business from the Continuing Operations of approximately $26 million in 2014.

The sale and associated pre-closing transactions resulted in a four percentage point reduction to Sun Life Assurance’s MCCSR ratio.

Financial Performance

2013 Consolidated Results of Operations

Unless indicated otherwise, factors discussed in this MD&A that impact our results are applicable to both reported net income (loss) and operating net income (loss).

Net Income

Our reported net income from Continuing Operations was $1,696 million in 2013, compared to $1,374 million in 2012. Operating net income from Continuing Operations was $1,943 million in 2013, compared to $1,479 million in 2012. Operating net income excluding the net impact of market factors from Continuing Operations was $1,718 million in 2013, compared to $1,516 million in 2012.

Reported ROE (Combined Operations) was 6.5% in 2013, compared to 11.6% in 2012. Operating ROE (Combined Operations) was 14.8% in 2013, compared to 12.5% in 2012.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 27

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in 2013 and 2012.

	2013		2012
($ millions, after-tax)	Continuing Operations	Combined Operations	Continuing Operations	Combined Operations
Reported net income	1,696	942	1,374	1,554
Certain hedges that do not qualify for hedge accounting in SLF Canada	38	38	(7)	(7)
Fair value adjustments on share-based payment awards at MFS	(229)	(229)	(94)	(94)
Loss on the sale of our U.S. Annuity Business	–	(695)	–	–
Assumption changes and management actions related to the sale of our U.S. Annuity Business(1)	(27)	(235)	–	–
Restructuring and other related costs(2)	(29)	(80)	(4)	(18)
Goodwill and intangible asset impairment charges	–	–	–	(6)
Operating net income	1,943	2,143	1,479	1,679
Equity market impact
Net impact from equity market changes	84	150	97	192
Net basis risk impact	(8)	(7)	7	68
Net equity market impact(3)	76	143	104	260
Interest rate impact
Net impact from interest rate changes	203	268	(84)	(46)
Net impact of decline in fixed income reinvestment rates	(86)	(86)	(88)	(88)
Net impact of credit spread movements	(10)	(10)	(53)	(54)
Net impact of swap spread movements	(21)	(15)	11	(28)
Net interest rate impact(4)	86	157	(214)	(216)
Net gains from increases in the fair value of real estate	30	30	62	62
Actuarial assumption changes driven by changes in capital market movements	33	37	11	(27)
Operating net income excluding the net impact of market factors	1,718	1,776	1,516	1,600
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	76	76	112	142
Mortality/morbidity	(3)	(4)	(8)	(6)
Credit	53	62	31	38
Lapse and other policyholder behaviour	(50)	(51)	(23)	(31)
Expenses	(84)	(85)	(89)	(90)
Other	(46)	(85)	(34)	(96)
Other Assumption Changes and Management Actions (excludes actuarial assumption changes driven by changes in capital market movements)(6)	137	139	210	135
Other items(7)	61	61	25	30
(1)	Includes the impact on our insurance contract liabilities of dis-synergies resulting from the sale of our U.S. Annuity Business and the transfer of asset-backed securities to our Continuing Operations. Excludes $4 million which is classified as Restructuring and other related costs.
(2)	Restructuring and other related costs primarily includes impacts related to the sale of our U.S. Annuity Business.
(3)	Net equity market impact consists primarily of the effect of changes in equity markets during the year, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 8% growth per year in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(4)	Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.
(5)	Experience related items reflects the difference between actual experience during the year and best estimate assumptions used in the determination of our insurance contract liabilities.
(6)	2013 includes $290 million of income related to a management action for the restructuring of an internal reinsurance arrangement. For further information see section Financial Performance - Restructuring of Internal Reinsurance Arrangement of this MD&A.
(7)	2013 includes tax related items in SLF U.K., SLF Canada, Corporate and Hong Kong, as well as reduced accrued compensation costs in MFS. 2012 includes net realized gains on AFS securities, tax related benefits in SLF U.K. and a gain on the sale of the private wealth business at MFS Canada, partially offset by a premium receivable account reconciliation issue in SLF U.S. and excess financing costs.

Our reported net income from Continuing Operations for 2013 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. Operating net income excludes the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS, assumption changes and management actions related to the sale of our U.S. Annuity Business, and restructuring and other related costs. The net of these adjustments reduced reported net income from Continuing Operations by $247 million in 2013, compared to a reduction of $105 million in 2012.

28 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Net income from Continuing Operations in 2013 reflected favourable impacts from equity markets, rising interest rates, increases in the fair value of investment properties, and actuarial assumption changes driven by capital markets. These items were partially offset by unfavourable impacts from basis risk, declines in the assumed fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impacts from credit spread and swap spread movements. Positive experience items included investment activity on insurance contract liabilities and credit, more than offset by unfavourable impacts from lapse and policyholder behaviour experience, expenses and other items. Non-capital market related assumptions changes and management actions contributed to net income in 2013, including income of $290 million related to the restructuring of an internal reinsurance arrangement. Additional information on this transaction is included in this MD&A under the heading Restructuring of Internal Reinsurance Arrangement.

Net income from Continuing Operations in 2012 reflected favourable impacts from equity markets, basis risk, increases in the fair value of real estate classified as investment properties, and favourable impacts from swap spreads, offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impact from credit spreads. Investment activity on insurance contract liabilities and credit experience contributed positively, but were offset by unfavourable expense-related items, as well as lapse and other policyholder behaviour experience. Net realized gains on sales of AFS securities and assumption changes and management actions contributed to net income in 2012.

We reported a net loss from Discontinued Operations of $754 million in 2013 reflecting the loss on sale of $695 million and net loss from operations for the first seven months of the year, including assumption changes and management actions related to the sale of our U.S. Annuity Business. Reported net income from Discontinued Operations in 2012 was $180 million reflecting positive impacts from equity markets, basis risk, interest rates, partially offset by unfavourable impacts from swap spread movements, and both capital market and non-capital market related assumption changes and management actions.

Reported ROE (Combined Operations) was 6.5% in 2013, compared to 11.6% in 2012. Operating ROE (Combined Operations) was 14.8% in 2013, compared to 12.5% in 2012. The reported ROE (Combined Operations) in 2013 was lower than 2012 largely due to the loss on the sale of our U.S. Annuity Business partially offset by the favourable impact of market factors and underlying growth in earnings during the year.

Assets Under Management

AUM consists of general funds, segregated funds, mutual funds, managed funds and other AUM. Mutual funds and managed funds include institutional and other third-party assets managed by the Company. As the sale of our U.S. Annuity Business was completed in 2013, AUM as at December 31, 2013 reflects the Continuing Operations only.

AUM (Continuing Operations) was $639.8 billion as at December 31, 2013, compared to AUM (Combined Operations) of $532.9 billion as at December 31, 2012. The increase of $106.9 billion was primarily driven by:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $80.2 billion;
(ii)	an increase of $28.0 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(iii)	net sales of mutual, managed and segregated funds of $26.4 billion; and
(iv)	business growth of $7.3 billion; partially offset by
(v)	a decrease of $29.6 billion as a result of the sale of U.S. Annuity Business, net of $13.9 billion AUM that we continue to manage;
(vi)	a decrease of $4.6 billion from the change in value of FVTPL assets and liabilities; and
(vii)	a decrease of $0.8 billion related to the sale of MFS Canada’s private wealth business.

General fund assets were $123.4 billion at December 31, 2013, down $9.8 billion from December 31, 2012. The decrease in general fund assets was primarily attributable to:

(i)	a decrease of $14.6 billion of assets included in the disposition of the U.S. Annuity Business;
(ii)	a decrease of $4.6 billion from the change in value of FVTPL assets and liabilities; partially offset by
(iii)	business growth of $7.3 billion; and
(iv)	an increase of $2.1 billion from a weakening Canadian dollar against foreign currencies compared to the prior period exchange rates.

Segregated fund assets were $76.1 billion as at December 31, 2013, compared to $92.7 billion as at December 31, 2012. The decrease in segregated fund assets was primarily due to a decrease of $28.9 billion that were part of the disposed U.S. Annuity Business and net redemptions of $0.5 billion, partially offset by favourable market movement of $10.5 billion and currency impact of $2.3 billion.

Mutual funds, managed funds and other AUM, which includes MFS, increased to $440.3 billion, $133.3 billion higher than as at December 31, 2012. The increase was mainly driven by favourable market movements of $69.6 billion, net sales of $27.0 billion, favourable currency impact of $23.6 billion and $13.9 billion aforementioned AUM that were part of U.S. Annuity Business and that we continue to manage. These movements were partially offset by a decrease of $0.8 billion related to the sale of MFS Canada’s private wealth business.

Revenue

Revenues include (i) premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on AFS assets and changes in the value of derivative instruments and assets designated as FVTPL; and (iii) fee income received for services provided. Premium and deposit equivalents from ASO, as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however, the Company does receive fee income from these contracts, which is included in revenue. These fee-based deposits and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 29

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets, which may in turn affect the comparability of revenue from period to period. The debt and equity securities that support insurance contract liabilities are designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding change in the liabilities.

We perform cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing insurance contract liabilities are written down in value to reflect impairment or default, the asset cash flows used in the valuation of the liabilities are also re-assessed.

Revenue from Continuing Operations ($ millions)	2013	2012	2011
Premiums
Gross
Life insurance	6,882	6,096	5,882
Health insurance	5,451	5,066	4,899
Annuities	2,739	2,253	2,440
	15,072	13,415	13,221
Ceded
Life insurance	(1,785)	(1,764)	(1,752)
Health insurance	(3,646)	(3,401)	(3,228)
Annuities	(2)	(3)	(3)
	(5,433)	(5,168)	(4,983)
Net premiums	9,639	8,247	8,238
Net investment income (loss)
Interest and other investment income	4,929	4,430	4,388
Change in FVTPL assets and liabilities	(4,555)	1,728	4,257
Net gains (losses) on AFS assets	145	126	151
	519	6,284	8,796
Fee income	3,716	3,028	2,796
Total revenue	13,874	17,559	19,830
Less: Net impact of currency, reinsurance and changes in the fair value of FVTPL assets and derivative instruments	(8,307)	(2,068)	633
Adjusted revenue(1)	22,181	19,627	19,197
(1)	Represents a non-IFRS financial measure that excludes the impact of fair value changes in FVTPL assets and liabilities, currency, reinsurance for the insured business in SLF Canada’s GB operations and net premiums from Life and Investment Products in SLF U.S. that were closed to new sales effective December 30, 2011. For additional information, see Use of Non-IFRS Financial Measures.

Revenue of $13.9 billion in 2013 was down $3.7 billion from revenue of $17.6 billion in 2012. The weakening of the Canadian dollar relative to average exchange rates in 2013 increased revenue by $220 million. Adjusted revenue in 2013 was $22.2 billion, an increase of $2.6 billion from 2012. The increase in adjusted revenue was primarily attributable to increased premium revenue from GRS and Individual Insurance & Investments businesses in SLF Canada, group and life businesses in SLF U.S., the insurance business in Hong Kong, and higher fee income and investment income in MFS.

Gross premiums were $15.1 billion in 2013, up from $13.4 billion in 2012. The increase of $1.7 billion in gross premiums was primarily driven by increases in Individual Insurance & Investments in SLF Canada, group and international life businesses in SLF U.S. and the insurance business in Hong Kong.

Ceded premiums in 2013 were $5.4 billion, compared to $5.2 billion in 2012. The increase of $0.2 billion was primarily attributable to increases from GB in SLF Canada and EBG in SLF U.S. The impact of the ceded premiums in 2013 was largely offset in recovered claims and benefits that were recorded as reinsurance recoveries in our Consolidated Statement of Operations.

Net investment income in 2013 was $0.5 billion, down $5.8 billion from $6.3 billion in 2012. The decrease in net investment income was primarily due to net losses in the fair value of FVTPL assets and liabilities compared to net gains in the prior year, largely incurred in SLF Canada, SLF U.S., SLF Asia, SLF U.K. and Run-off Reinsurance.

Fee income was $3.7 billion in 2013, compared to $3.0 billion in 2012. The increase was driven by increased fee income in MFS due to higher average net asset levels compared to 2012.

30 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Premiums and Deposits

Premiums and deposits were $124.7 billion in 2013, compared to $108.1 billion in 2012. Adjusted premiums and deposits of $125.6 billion in 2013 increased by $13.7 billion primarily as a result of higher MFS fund sales, increased net premium revenue in GRS and Individual businesses in SLF Canada, Life and Group businesses in SLF U.S., the insurance business in Hong Kong, and higher segregated fund deposits in SLF Canada’s GRS. Adjusted premiums and deposits adjusts for the impact of currency and reinsurance for the insured business in SLF Canada’s GB operations.

($ millions)	2013	2012	2011
Premiums and Deposits
Net premium revenue	9,639	8,247	8,238
Segregated fund deposits	8,470	6,935	7,508
Mutual fund sales(1)	60,660	43,303	28,941
Managed fund sales(1)	39,965	43,851	28,019
ASO premium and deposit equivalents(1)	5,973	5,737	5,661
Total premiums and deposits(1)	124,707	108,073	78,367
Less: Impact of currency and reinsurance	900	3,780	4,201
Adjusted premiums and deposits(1)(2)	125,607	111,853	82,568
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	Excludes the impact of foreign exchange, reinsurance for the insured business in SLF Canada’s GB operations and net premiums and deposits from Life and Investment Products in SLF U.S. that were closed to new sales effective December 30, 2011.

Net life, health and annuity premiums were $9.6 billion in 2013, up 1.4 billion from 2012. The weakening of the Canadian dollar relative to average exchange rates in 2012 increased net premiums by $144 million.

Segregated fund deposits were $8.5 billion in 2013, compared to $6.9 billion in 2012. The increase was largely attributable to increased sales in SLF Canada and the Philippines and Hong Kong in SLF Asia.

Sales of mutual funds and managed funds were $100.6 billion in 2013, compared to $87.2 billion in 2012, driven by higher MFS mutual fund sales and currency impact.

Benefits and Expenses

Total benefits and expenses were $11.8 billion in 2013, down $4.1 billion from 15.8 billion in 2012.

($ millions)	2013	2012
Benefits and Expenses
Gross claims and benefits paid	11,876	11,347
Changes in insurance/investment contract liabilities and reinsurance assets (net of reinsurance recoveries)(1)	(6,471)	(929)
Commissions	1,669	1,399
Operating expenses	4,139	3,507
Impairment of goodwill and intangible assets	–	–
Other(2)	569	524
Total benefits and expenses	11,782	15,848
(1)	Includes increase (decrease) in insurance contract liabilities, decrease (increase) in reinsurance assets, increase (decrease) in investment contract liabilities, and reinsurance expenses (recoveries).
(2)	Other includes net transfer to (from) segregated funds, premium taxes and interest expense.

Gross claims and benefits paid in 2013 were $11.9 billion, up $0.6 billion from 2012 primarily as a result of higher claims and benefits paid in SLF Canada’s GB and GRS, and SLF U.S.‘s international investment products and EBG.

Changes in insurance/investment contract liabilities and reinsurance assets (net of recoveries) of negative $6.5 billion, decreased by $5.6 billion over 2012. The change was primarily attributable to a decrease in the fair value of FVTPL assets supporting insurance contract liabilities and higher reinsurance recoveries in SLF Canada and U.S. as well as changes in reinsurance assets in SLF Canada.

Commission expenses of $1.7 billion in 2013 were up $0.3 billion from 2012. The increase was mainly attributable to increases from MFS, SLF Canada’s Individual Insurance and Investments, and international life business in SLF U.S.

Operating expenses of 4.1 billion in 2013 were $0.6 billion higher than 2012. Expenses increased primarily as a result of increases in MFS, SLF Canada’s Individual Insurance & Investments as well as SLF Asia. Additional information on operating expenses can be found in Note 19 in our 2013 Consolidated Financial Statements.

Other expenses of $0.6 billion were largely unchanged from 2012.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 31

Sales from Continuing Operations

($ millions)	2013	2012
Life and health sales(1)
SLF Canada(2)	670	629
SLF U.S.	776	607
SLF Asia	785	716
Total	2,231	1,952

Wealth sales(1)
SLF Canada (2)	8,805	8,075
SLF U.S.	1,014	695
SLF Asia(3)	1,573	818
Total (excluding MFS)	11,392	9,588
MFS	98,811	86,244
Total wealth sales	110,203	95,832
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	SLF Canada life and health sales includes sales from Individual Insurance and GB. SLF Canada wealth sales includes sales from Individual Wealth and GRS.
(3)	Includes Hong Kong MPF sales, Philippines mutual fund sales and 100% of group wealth sales from the India and China insurance companies.

Total Company life and health sales were $2,231 million in 2013, compared to $1,952 million in 2012.

•	SLF Canada life and health sales were $670 million in 2013, compared to $629 million in 2012, primarily reflecting higher sales in Individual Insurance.
•	SLF U.S. life and health sales were $776 million in 2013, up $169 million from 2012, driven by higher sales in the voluntary and employer paid businesses in EBG and international individual insurance.
•

SLF Asia life and health sales were $785 million in 2013, compared to $716 million in 2012, mainly due to higher sales in the Philippines, Hong Kong, Indonesia and inclusion of Vietnam and Malaysia sales, largely offset by lower sales in India and China.

Total Company wealth sales were $110.2 billion in 2013, compared to $95.8 billion in 2012.

•	SLF Canada wealth sales were $8.8 billion in 2013, compared to $8.1 billion in 2012, reflecting higher sales in Individual Wealth and GRS.
•	SLF U.S. wealth sales were $1.0 billion in 2013, compared to $0.7 billion in 2012, due to higher international investment product sales.
•	SLF Asia wealth sales were $1.6 billion in 2013, up $0.8 billion compared to 2012, primarily driven by increased MPF sales in Hong Kong and higher mutual fund sales in the Philippines.
•	MFS gross sales were $98.8 billion in 2013, compared to $86.2 billion in 2012, mainly attributable to the strong fund performance.

Restructuring of Internal Reinsurance Arrangement

In the U.S. we use captive reinsurance arrangements relating to our closed block of individual universal life insurance products with no-lapse guarantee benefits. The purpose of these structures is to provide efficient financing of U.S. statutory reserve requirements in excess of those required under IFRS. During the fourth quarter of 2013, we completed the restructuring of such a reinsurance arrangement, transitioning from a captive reinsurer domiciled outside of the U.S. to one domiciled in Delaware. The reserve requirements for this reinsurance arrangement, which relates to certain policies issued between January 2000 and February 2006, were previously funded with external senior debentures of $2.1 billion and short-term letters of credit. The new Delaware structure provides for more efficient funding of these reserve requirements as they are supported by a guarantee from SLF Inc. and will allow for a reduction of the existing financing and the cancellation of the short-term letters of credit. As a result of the restructuring, we recorded a gain in net income of $290 million in the fourth quarter of 2013 from the release of insurance contract liabilities for a portion of the estimated future funding costs for these reserve requirements and tax impacts resulting from the transition to a U.S. domiciled captive reinsurer. All required regulatory approvals were obtained prior to completing the restructuring.

We anticipate that the insurance contract liabilities for the remaining portion of the estimated future funding costs for the Delaware structure will be released over the next several years as the regulatory environment, as described below, becomes more certain. During this time, we expect this restructuring will result in a contribution to net income that averages approximately $15 million to $20 million per year, net of tax impacts and ongoing costs from the previous structure. The timing and amount of the release of these insurance contract liabilities may be impacted by changes in the regulatory environment.

The transition to the new reserve financing structure in Delaware resulted in an increase of $100 million in available capital at Sun Life Assurance, which was distributed to SLF Inc. in the fourth quarter to partially fund the new captive reinsurance structure. Accordingly, this transaction had no net impact to Sun Life Assurance’s MCCSR ratio in the fourth quarter. SLF Inc. used the $100 million from Sun Life Assurance and an additional $250 million of cash on hand to capitalize the new Delaware structure. We expect the $250 million of capital to be released back to SLF Inc. over the next five years.

As at December 31, 2013 we have two reinsurance arrangements with affiliated reinsurance captives, in Delaware and Vermont, relating to our closed block of individual universal life insurance products with no-lapse guarantee benefits issued in the U.S. The Vermont reinsurance captive was established in 2007 for certain policies issued between March 2006 and December 2008. Under the Vermont captive structure, the related excess U.S. statutory reserve requirements are funded through a long-term financing arrangement established with an unrelated financial institution.

32 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

The National Association of Insurance Commissioners is studying the use of captives and special purpose vehicles to transfer insurance risk, in relation to existing state laws and regulations. This study is ongoing, and it is possible the study or other regulatory authorities may recommend limitations on the use of captive structures in the future that may cause us to utilize alternate approaches to meet these reserve requirements. Any regulatory action that impacts our ability to continue our use of these structures or increases their cost may have an adverse impact on the Company’s financial condition or earnings outlook, which cannot be determined until the regulatory environment becomes more certain. We continue to monitor the regulatory developments relating to life insurance companies using captive reinsurance arrangements. These statements, including expected impacts to net income and capital in future years, are forward-looking.

Assumption Changes and Management Actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. Many of these assumptions relate to matters that are inherently uncertain. The valuation of these obligations is fundamental to our financial results and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation and other factors over the life of our products. Our benefit payment obligations, net of future expected revenues, are estimated over the life of our annuity and insurance products based on internal valuation models and are recorded in our financial statements, primarily in the form of insurance contract liabilities. We review our actuarial assumptions each year, generally in the third and fourth quarters, and revise these assumptions if appropriate.

In 2013, the net impact of assumption changes and management actions resulted in an increase of $170 million to operating net income from Continuing Operations and increase of $139 million to reported net income from Continuing Operations.

2013 Assumption Changes and Management Actions by Type (Continuing Operations)

($ millions, after-tax)	Impact on net income	Comments
Mortality/Morbidity	(11)	Updates to reflect recent experience

Lapse and other policyholder behaviour	(111)	Includes adjustments to reflect recent experience for adjustments to policy termination rates in SLF Canada, SLF U.K. and Run-off reinsurance, and premium persistency in SLF Canada and SLF U.S.
Expense	7	Updates to reflect lower than previously expected expenses

Investment returns	(2)	Updates to our economic scenario generator, asset default assumption, non-fixed income returns and investment expense assumptions

Restructuring of an internal reinsurance arrangement	290	Reflects the impact of a management action to reduce funding costs associated with excess U.S. statutory reserve requirements.
Other	(3)	Reflects modelling enhancements across product lines and various jurisdictions
Total impact on operating net income from Continuing Operations	170

Related to the sale of our U.S. Annuity Business	(31)	Primarily relates to a $107 million charge relating to dis-synergies recognized across all business groups, except MFS. In addition, an $80 million gain was recognized in SLF Canada and SLF U.S. related to the transfer of certain asset-backed securities from the Discontinued Operations.
Total impact on reported net income from Continuing Operations	139

Additional information on estimates relating to our policyholder obligations, including the methodology and assumptions used in their determination, can be found in this MD&A under the heading Accounting and Control Matters – Critical Accounting Policies and Estimates and in Note 11 in our 2013 Consolidated Financial Statements.

Actuarial Standards Update

In December 2013, the Actuarial Standards Board released an exposure draft on revisions to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of liabilities. The Actuarial Standards Board has indicated they will accept comments on the exposure draft until February 14, 2014 and intend to provide a final version in April 2014 to be effective in the fourth quarter of 2014. Though the final revisions are not yet available, we do not expect this change to have an adverse impact on income or capital, and sensitivities to interest rates may be impacted.

Impact of the Low Interest Rate Environment

Sun Life Financial’s overall business and financial operations are affected by the global economic and capital market environment. Our results are sensitive to interest rates, which have been low in recent years relative to historic levels.

During 2013, we incurred a charge to income of $86 million, of which $37 million was recorded in the fourth quarter, due to declines in fixed income reinvestment rates in our insurance contract liabilities. Assuming continuation of December 31, 2013 interest rate levels through the end of 2014, our net income from Continuing Operations is expected to be reduced by approximately $40 million in 2014 due to declines in assumed fixed income reinvestment rates in our insurance contract liabilities. This estimate assumes the continuation of December 31, 2013 interest rate levels through the end of 2014, as applied to the block of business in-force and using other assumptions in effect at December 31, 2013.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 33

Changes under consideration by the Actuarial Standards Board, as discussed in this MD&A under the heading Actuarial Standards Update, would remove any impacts that would have occurred after the effective date. If the changes proposed in the exposure draft are implemented by us in the fourth quarter of 2014, we would expect the charges related to assumed fixed income reinvestment rates in 2015 to be nil.

The statements concerning the actuarial standards update and impact of the low interest rate environment to us in 2014 and 2015 are forward-looking.

In addition to the impact on fixed income reinvestment rates in insurance contract liabilities, a prolonged period of low interest rates can pressure our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

(i)	lower sales of certain protection and wealth products, which can in turn pressure our operating expense levels;
(ii)	shifts in the expected pattern of redemptions (surrenders) on existing policies;
(iii)	higher equity hedging costs;
(iv)	higher new business strain reflecting lower new business profitability;
(v)	reduced return on new fixed income asset purchases;
(vi)	the impact of changes in actuarial assumptions driven by capital market movements;
(vii)	impairment of goodwill; and
(viii)	additional valuation allowances against our deferred tax assets.

Annual Goodwill and Intangibles Impairment Testing

The Company completed its annual goodwill and intangibles impairment testing in the fourth quarter of 2013. No impairment charges were taken as a result of this testing. In 2012, we had written down $6 million of intangibles in our Discontinued Operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Income Taxes

In 2013, we had an income tax expense of $359 million on our operating income before taxes from Continuing Operations of $2,464 million, representing an effective income tax rate of 14.6%. This compares to an income tax expense of $269 million on operating income before taxes from Continuing Operations of $1,892 million and an effective income tax rate of 14.2% in 2012.

On a reported basis in 2013, we had an income tax expense of $283 million on income before taxes from Continuing Operations of $2,092 million, which resulted in an effective income tax rate of 13.5%. This compares to an income tax expense of $210 million on income before taxes from Continuing Operations of $1,711 million and an effective income tax rate of 12.3% in 2012.

The Company’s statutory tax rate was 26.5% in both 2013 and 2012. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 18% to 22%.

Our effective tax rate in 2013 was below the expected range predominantly due to a tax benefit of $79 million in relation to the restructuring of an internal reinsurance arrangement. During the year, we also recorded a benefit of $26 million resulting from recognition of previously unrecognized tax losses in SLF U.K. These benefits were partially offset by the impact of rate reductions enacted in the United Kingdom and adjustments to taxes related to prior years.

Our effective tax rate in 2012 was below the expected range predominantly due to lower taxes on investment income, including lower taxes related to appreciation of real estate classified as investment property in SLF Canada. Our effective tax rate in 2012 further benefited from successful resolution of tax audits and recognition of previously unrecognized tax losses in SLF U.K.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars. The bulk of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

Exchange rate	Quarterly					Full year

	Q4’13	Q3’13	Q2’13	Q1’13	Q4’12	2013	2012
Average
U.S. Dollar	1.049	1.039	1.023	1.008	0.991	1.030	1.000
U.K. Pounds	1.698	1.610	1.571	1.563	1.592	1.611	1.584
Period end
U.S. Dollar	1.062	1.031	1.052	1.017	0.992	1.062	0.992
U.K. Pounds	1.758	1.668	1.600	1.546	1.612	1.758	1.612

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally

34 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

express the impact of foreign exchange on net income on a year-over-year basis. During the fourth quarter of 2013, our operating net income from Continuing Operations increased by $31 million as a result of movements in currency rates relative to the fourth quarter of 2012. For the year ended December 31, 2013, our operating net income from Continuing Operations increased by $37 million as a result of movements in currency rates relative to the prior year.

Fourth Quarter 2013 Performance

The following table sets out the differences between reported net income (loss) and our operating net income (loss) by business segment. Unless indicated otherwise, all other factors discussed in this MD&A that impact our results are applicable to both reported net income (loss) and operating net income (loss).

	Q4 2013						Q4 2012

($ millions, after-tax)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total	Total
Operating net income (loss) from Continuing Operations(1)	137	341	156	42	(34)	642	333
Items excluded from operating net income:
Certain hedges that do not qualify for hedge accounting	17	–	–	–	–	17	(6)
Fair value adjustments on share-based payment awards	–	–	(76)	–	–	(76)	(39)
Assumption changes and management actions related to the sale of our U.S. Annuity Business		(5)				(5)	–
Restructuring and other related costs	–	–	–	–	(7)	(7)	(4)
Goodwill and intangible asset impairment charges	–	–	–	–	–	–	–
Reported net income (loss) from Continuing Operations	154	336	80	42	(41)	571	284
Reported net income (loss) from Discontinued Operations	–	(21)	–	–	–	(21)	111
Reported net Income (loss) from Combined Operations	154	315	80	42	(41)	550	395
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Unless indicated otherwise, all other factors discussed in this MD&A that impact our results are applicable to both reported net income (loss) and operating net income (loss).

Net Income

Our reported net income from Continuing Operations was $571 million in the fourth quarter of 2013, compared to $284 million in the fourth quarter of 2012. Reported ROE was 15.2%, compared to 11.4% in the fourth quarter of 2012.

Operating net income from Continuing Operations was $642 million for the quarter ended December 31, 2013, compared to $333 million for the quarter ended December 31, 2012. Operating ROE was 17.7%, compared to 13.1% in the fourth quarter of 2012.

Operating net income excluding the net impact of market factors from Continuing Operations was $605 million in the fourth quarter of 2013 compared to $342 million in the fourth quarter of 2012.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 35

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the fourth quarter of 2013.

	Q4’13	Q4’12
($ millions, after-tax)	Continuing Operations	Continuing Operations
Reported net income	571	284
Certain hedges that do not qualify for hedge accounting in SLF Canada	17	(6)
Fair value adjustments on share-based payment awards at MFS	(76)	(39)
Assumption changes and management actions related to the sale of our U.S. Annuity Business(1)	(5)	–
Restructuring and other related costs(2)	(7)	(4)
Operating net income	642	333
Equity market impact
Net impact from equity market changes	40	15
Net basis risk impact	(18)	(2)
Net equity market impact(3)	22	13
Interest rate impact
Net impact from interest rate changes	54	21
Net impact of decline in fixed income reinvestment rates	(37)	(44)
Net impact of credit spread movements	(25)	(20)
Net impact of swap spread movements	11	(20)
Net interest rate impact(4)	3	(63)
Net gains from increases in the fair value of real estate	12	20
Actuarial assumption changes driven by changes in capital market movements	–	21
Operating net income excluding the net impact of market factors	605	342

Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	11	35
Mortality/morbidity	(21)	(5)
Credit	12	4
Lapse and other policyholder behaviour	(28)	(11)
Expenses	(58)	(64)
Other	(27)	–
Other Assumption Changes and Management Actions (excludes actuarial assumption changes driven by changes in capital market movements)(6)	230	32
Other items(7)	48	6
(1)	Includes an update to the impact on our insurance contract liabilities of the transfer of asset-backed securities to our Continuing Operations.
(2)	Restructuring and other related costs primarily includes impacts related to the sale of our U.S. Annuity Business.
(3)	Net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(4)	Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in fixed income reinvestment rates and of credit and swap spread movements.
(5)	Experience related items reflects the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(6)	2013 includes $290 million of income related to the restructuring of an internal reinsurance arrangement. Further information is included under the heading Restructuring of Internal Reinsurance Arrangement in this MD&A.
(7)	2013 includes tax related items in Canada, Corporate and Hong Kong and reduced accrued compensation costs in MFS. 2012 includes tax related item in SLF U.K.

Our reported net income from Continuing Operations for the fourth quarter of 2013 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS, and restructuring and other related costs reduced reported net income from Continuing Operations by $71 million in the fourth quarter of 2013, compared to a reduction of $49 million in the fourth quarter of 2012.

Net income from Continuing Operations in the fourth quarter of 2013 reflected $290 million income from a management action related to the restructuring of an internal reinsurance arrangement. Additional information can be found under the heading Restructuring of Internal Reinsurance Arrangement in this MD&A. Net income from Continuing Operations also reflected favourable impacts from equity markets, interest rates and swap spread movements, and positive fair value movements of real estate. These were partially offset by unfavourable basis risk and credit spread movements. Investment activity on insurance contract liabilities and credit experience were more than offset by unfavourable experience from expenses, comprised mostly of seasonal costs, lapse and other policyholder behaviour and mortality and morbidity. Non-capital market related assumption changes and management actions contributed to income in the quarter.

36 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Net income from Continuing Operations in the fourth quarter of 2012 reflected favourable impacts from equity markets and increases in the fair value of real estate classified as investment properties, offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impact from credit spread and swap spread movements. Investment activity on insurance contract liabilities and credit experience contributed positively, but were offset by unfavourable expense-related items, largely comprised of project-related, seasonal and non-recurring costs, as well as lapse and other policyholder behaviour experience.

The sale of our U.S. Annuity Business was completed effective August 1, 2013 and as a result no income or loss from the operations of the Discontinued Operations was recognized in the fourth quarter of 2013. During the quarter we recognized a charge to income of $21 million in the Discontinued Operations, reflecting an adjustment to the estimated purchase price related to the sale of our U.S. Annuity Business. For further information on the transaction see Sale of U.S. Annuity Business section in this MD&A. Reported net income from Discontinued Operations in the fourth quarter of 2012 reflected favourable market impacts, gains from investment activity on insurance contract liabilities, and an update to the prior quarter’s estimate of actuarial assumptions related to annuitant mortality.

Performance by Business Group

We manage our operations and report our financial results in five business segments. The following section describes the operations and financial performance of SLF Canada, SLF U.S., MFS, SLF Asia and Corporate. The results of SLF U.S. and Corporate have been presented on Continuing Operations and Combined Operations bases. Other business segments have no Discontinued Operations.

SLF Canada

SLF Canada’s reported net income was $154 million in the fourth quarter of 2013, compared to $143 million in the fourth quarter of 2012. Operating net income was $137 million, compared to $149 million in the fourth quarter of 2012. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting.

Net income in the fourth quarter of 2013 reflected favourable impacts from improvements in equity markets in Individual Insurance & Investments, new business gains, positive real estate experience in Individual Insurance and favourable credit experience. These items were partially offset by the unfavourable impact of declines in the assumed fixed income reinvestment rates in our insurance contract liabilities in Individual Insurance and updates to actuarial assumptions and management actions and unfavourable policyholder behaviour.

Net income in the fourth quarter of 2012 reflected the favourable impact of investment activity on insurance contract liabilities in Individual Insurance & Investments and GRS, and positive morbidity and mortality experience in GB. Offsetting these items were unfavourable impacts from declines in the assumed fixed income reinvestment rates in our insurance contract liabilities and adverse policyholder behaviour experience in Individual Insurance & Investments.

SLF U.S.

SLF U.S.‘s reported net income from Continuing Operations was C$336 million in the fourth quarter of 2013, compared to C$93 million in the fourth quarter of 2012. Operating net income from Continuing Operations was C$341 million in the fourth quarter of 2013, compared to C$93 million in the fourth quarter of 2012. Operating net income from Continuing Operations excludes assumption changes and management actions related to the sale of our U.S. Annuity Business.

In U.S. dollars, SLF U.S.‘s net income from Continuing Operations was US$321 million in the fourth quarter of 2013, compared to US$93 million in the fourth quarter of 2012. Net income from Continuing Operations in the fourth quarter of 2013 reflected income of US$277 million from the restructuring of an internal reinsurance arrangement that is used to finance U.S. statutory reserve requirements for our closed universal life insurance business in the U.S. Additional information relating to this transaction can be found under the heading Restructuring of Internal Reinsurance Arrangement in this MD&A. In addition, higher interest rates and net realized gains on the sale of AFS assets contributed positively to income. These items were partially offset by a refinement of the claims liability in EBG.

Net income from Continuing Operations in the fourth quarter of 2012 was favourably impacted by the refinement of certain actuarial assumption updates from the prior quarter, partially offset by unfavourable morbidity experience in EBG, as well as an investment in our voluntary benefits capabilities.

Reported net income from Combined Operations was US$301 million in the fourth quarter of 2013, compared to US$202 million in the fourth quarter of 2012.

MFS

MFS’s reported net income was C$80 million in the fourth quarter of 2013, compared to C$46 million in the fourth quarter of 2012. MFS had operating net income of C$156 million in the fourth quarter of 2013, compared to C$85 million in the fourth quarter of 2012. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards.

In U.S. dollars, MFS’s reported net income was US$76 million in the fourth quarter of 2013, compared to US$47 million in the fourth quarter of 2012. Operating net income was US$148 million in the fourth quarter of 2013, compared to US$85 million in the fourth quarter of 2012.

The increase in net income from the fourth quarter of 2012 reflected the impact of higher average net assets and a reduction in accrued compensation costs during the quarter. MFS’s pre-tax operating profit margin ratio was 45% in the fourth quarter of 2013, up from 35% in the fourth quarter of 2012.

SLF Asia

SLF Asia’s reported and operating net income was $42 million in the fourth quarter of 2013, compared to $50 million in the fourth quarter of 2012.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 37

Net income in the fourth quarter of 2013 reflected favourable assumption changes and management actions, business growth, and a favourable tax item, partially offset by unfavourable experience items. Net income in the fourth quarter of 2012 reflected the favourable impact of assumption changes and management actions.

Corporate

Corporate had a reported loss from Continuing Operations of $41 million in the fourth quarter of 2013, compared to a reported loss from Continuing Operations of $48 million in the fourth quarter of 2012. Operating net loss from Continuing Operations was $34 million in the fourth quarter of 2013, compared to a loss of $44 million in the fourth quarter of 2012. Operating net income (loss) in Corporate excludes restructuring and other related costs.

SLF U.K.‘s net income was $29 million in the fourth quarter of 2013, compared to $28 million in the fourth quarter of 2012. SLF U.K.‘s net income in the fourth quarter of 2013 reflected favourable market related impacts, partially offset by unfavourable impacts from the update of actuarial assumptions and tax related items. Net income in the fourth quarter of 2012 reflected favourable impacts from tax related items.

Corporate Support had a reported loss from Continuing Operations of $70 million in the fourth quarter of 2013, compared to a reported loss from Continuing Operations of $76 million in the fourth quarter of 2012. Restructuring and other related costs were $7 million, compared to $4 million in the fourth quarter of 2012. Operating net loss from Continuing Operations was $63 million in the fourth quarter of 2013, compared to a loss of $72 million in the fourth quarter of 2012. Net income from Continuing Operations in the fourth quarter of 2013 compared to the same period in 2012, reflected unfavourable experience in our Run-off reinsurance business, partially offset by lower interest expenses.

Corporate’s reported net loss from Combined Operations was $41 million in the fourth quarter of 2013, compared to $46 million in the fourth quarter of 2012.

Additional Financial Disclosure

Revenue for the fourth quarter of 2013 was $4.7 billion, compared to $4.3 billion in the fourth quarter of 2012. Revenues increased primarily as a result of higher premium revenue from GRS and Individual Insurance & Investments in SLF Canada, group and international life businesses in SLF U.S., the insurance business in Hong Kong, and higher investment income and fee income in MFS. These increases were partially offset by higher net losses from the fair value of FVTPL assets and liabilities compared to the fourth quarter of 2012. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2012 increased revenue by $117 million. Adjusted revenue from Continuing Operations was $6.1 billion for the fourth quarter of 2013, compared to $5.5 billion in the fourth quarter of 2012 primarily due to higher premium revenue from GRS and Individual Insurance & Investments in SLF Canada, the insurance business in Hong Kong, and group and international life businesses in SLF U.S., and higher investment income and fee income in MFS.

Premiums and deposits from Continuing Operations were $30.3 billion for the quarter ended December 31, 2013, compared to $31.9 billion for the quarter ended December 31, 2012. Adjusted premiums and deposits from Continuing Operations of $29.9 billion in the fourth quarter of 2013 decreased $3.0 billion from the same period in 2012. In both cases, the decrease was primarily the result of lower managed fund sales in MFS, partially offset by higher MFS mutual fund sales, increased premium revenue from SLF Canada’s GRS and Individual Insurance & Investments, SLF U.S.‘s EBG and international life businesses, the insurance business in Hong Kong, and higher segregated fund deposits in GRS in SLF Canada.

AUM increased $49.3 billion between September 30, 2013 and December 31, 2013. The increase in AUM related primarily to:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $29.6 billion;
(ii)	an increase of $14.9 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(iii)	net sales of mutual, managed and segregated funds of $4.5 billion; and
(iv)	business growth of $1.0 billion; partially offset by
(v)	a decrease of $0.5 billion from the change in value of FVTPL assets and liabilities; and
(vi)	a decrease of $0.2 billion related to the sale of MFS Canada’s private wealth business.

38 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Quarterly Information

The following table provides a summary of our results for the eight most recently completed quarters. The quarterly results in 2013 are presented on a Continuing Operations basis. Our results for the last five quarters are presented on a Continuing Operations basis, and earlier quarters on a Combined Operations basis. A more complete discussion of our historical quarterly results can be found in our interim MD&As.

($ millions, unless otherwise noted)	Continuing Operations					Combined Operations

	Q4’13	Q3’13	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	Q1’12
Common shareholders’ net income (loss)
Operating(1)	642	422	431	448	333	401	98	727
Reported	571	324	391	410	284	383	90	686
Diluted EPS (in dollars)
Operating(1)	1.05	0.69	0.71	0.75	0.56	0.68	0.17	1.24
Reported	0.93	0.53	0.64	0.68	0.47	0.64	0.15	1.15
Basic Reported EPS (in dollars)
Operating(1)	1.06	0.70	0.71	0.75	0.56	0.68	0.17	1.24
Reported	0.94	0.53	0.65	0.68	0.48	0.64	0.15	1.17
Operating net income (loss) by segment(1)
SLF Canada(1)	137	215	210	263	149	221	186	239
SLF U.S.(1)	341	105	126	65	93	18	(148)	434
MFS(1)	156	120	104	101	85	80	68	69
SLF Asia(1)	42	18	46	51	50	35	15	29
Corporate(1)	(34)	(36)	(55)	(32)	(44)	47	(23)	(44)
Total operating net income (loss)(1)	642	422	431	448	333	401	98	727
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Continuing Operations

Third Quarter 2013

Operating net income from Continuing Operations was $422 million in the third quarter of 2013. Net income from Continuing Operations in the third quarter of 2013 reflected favourable impacts from improved equity markets and interest rates and gains from actuarial assumption changes driven by capital market movements. These were partially offset by negative impacts from basis risk and credit and swap spread movements. Non-capital market related assumption changes and management actions in the quarter resulted in a $111 million charge to income.

Second Quarter 2013

Operating net income from Continuing Operations was $431 million in the third quarter of 2013. Net income from Continuing Operations in the second quarter of 2013 reflected favourable impacts from interest rates and credit spread movements. These gains were partially offset by unfavourable impact of declines in assumed fixed income reinvestment rates in our insurance contract liabilities, and negative impacts of equity markets and swap spread movements. Positive impacts from credit, mortality and morbidity experience were partially offset by lapse and other policyholder behaviour and other experience factors.

First Quarter 2013

Operating net income from Continuing Operations of $448 million in the first quarter of 2013 reflected favourable impacts from equity markets, basis risk, interest rates and credit spread movements and increases in the fair value of real estate classified as investment properties, partially offset by negative impact from swap spread movements. Gains from investment activity on insurance contract liabilities and positive impacts from mortality, morbidity and credit experience were partially offset by unfavourable lapse and other policyholder behaviour and expense experience.

Fourth Quarter 2012

Operating net income from Continuing Operations of $333 million in the fourth quarter of 2012 reflected favourable impacts from equity markets and increases in the fair value of real estate classified as investment properties, offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impact from credit spread and swap spread movements. Investment activity on insurance contract liabilities and credit experience contributed positively, but were offset by unfavourable expense-related items, largely comprised of project-related, seasonal and non-recurring costs, as well as lapse and other policyholder behaviour experience.

Combined Operations

Third Quarter 2012

Operating net income of $401 million in the third quarter of 2012 reflected the positive impact of improved equity markets, partially offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and negative impact from credit spread movements.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 39

Second Quarter 2012

The operating net income of $98 million in the second quarter of 2012 reflected the impact of weak macro economic conditions, in particular declining interest rates and equity markets. These losses were partially offset by the favourable impact of investment activity on insurance contract liabilities due to investment in higher yielding and longer dated debt securities, the positive impact from credit spread and swap spread movements and net realized gains on sales of AFS securities.

First Quarter 2012

The operating net income of $727 million in the first quarter of 2012 benefited from higher equity markets and increased interest rates, the favourable impact of assumption changes and management actions and gains from increases in the value of real estate properties. These gains were partially offset by unfavourable morbidity experience in SLF Canada’s GB business.

Business Segment Results

The results of SLF U.S. and Corporate have been presented on Continuing Operations and Combined Operations bases. Other business segments have no Discontinued Operations.

SLF Canada

Business Profile

SLF Canada is a market leader with a client base consisting of millions of people across Canada. Our distribution breadth, strong service and technology infrastructure and brand recognition provide an excellent platform for growth. SLF Canada’s three business units – Individual Insurance & Investments, Group Benefits and Group Retirement Services – offer a full range of protection, wealth accumulation and income products and services to individuals and corporate clients.

Strategy

We help clients achieve lifetime financial security throughout their life stages by providing advice through multiple distribution touch points on insurance and investment products. We strengthen our sponsor and advisor partnerships with value-added insight, service and sound advice. Additional value is created by enhancing productivity and focused customer service.

We will grow our business organically by leveraging our strong brand recognition and client base to offer additional value-added products and services. Our goal is to be the best performing life insurer in Canada.

2013 Business Highlights

•

Individual Insurance & Investments continued to focus on meeting the needs of retiring Canadians via Money for LifeTM concepts, products and campaigns. Our second place position in individual life markets and first place position in fixed annuity wealth markets was strengthened by strong management actions continuing to drive a more profitable mix of business.(1) Key drivers of increased profitability include management actions to reduce required capital, product repricing activity from prior year and improved volume and mix of sales.

•

GB retained the number one group life and health insurance provider position based on BIF.(2) Strong GB performance in 2013 was driven by solid net sales, primarily in the large case segment, and overall low long term disability incidence.

•

GRS continued to build on our leadership position in the Defined Contribution (“DC”) industry capturing 33% of the total DC market activity in the first nine months of 2013.(1) GRS was also ranked number one by Benefits Canada in total assets across all pension products, including DC Pension, DPSP, RRSP and TFSA.(3) Defined Benefit Solutions sales continue their success, exceeding last year’s sales results by 72%.

•

Client Solutions (“CS”) continued to leverage our leading market share in both GB and GRS, together with our exclusive Sun Life Financial Career Sales Force (“CSF”), to strengthen group member relationships by building out capabilities that provide targeted solutions to members at the worksite while they are enrolling in their group plans, and through ongoing services at key life events including transition guidance for members changing jobs or retiring. Wealth rollover and protection rollover sales were up 15% and 25% respectively, compared to prior year.

•

SLGI completed its third full year of operations with strong retail sales momentum and top performing funds. Sales exceeded $1.7 billion and client managed assets under management reached $7.2 billion. Three year performance was strong with eight of eleven original long-term funds above the median and four funds ranked in the top quartile.(4)

(1)	LIMRA, for the nine months ended September 30, 2013
(2)	2012 Fraser Group Universe Report, based on BIF premiums and premium equivalents for the year ended December 31, 2012.
(3)	Benefits Canada based on June 30, 2013 data. DPSP, RRSP and TFSA are defined as deferred profit sharing plan, registered retirement savings plan, and tax-free savings account, respectively.
(4)	Morningstar Canada. For additional information, including the funds’ full performance history, please visit www.sunlifeglobalinvestments.com.

40 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Financial and Business Results

Summary statements of operations ($ millions)	2013	2012	2011
Net premiums	4,392	3,882	3,914
Net investment income	695	3,354	4,958
Fee income	824	769	746
Total revenue	5,911	8,005	9,618
Client disbursements and change in insurance and investment contract liabilities	7,001	9,244	11,017
Commissions and other expenses	2,465	2,270	2,373
Reinsurance expenses (recoveries)	(4,576)	(4,351)	(4,175)
Income tax expense (benefit)	149	50	(22)
Non-controlling interests in net income of subsidiaries and par policyholders’ income	(7)	4	3
Reported net income	879	788	422
Less: Certain hedges that do not qualify for hedge accounting	38	(7)	(3)
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	16	–	–
Less: Goodwill and intangible asset impairment charges	–	–	(194)
Operating net income(1)	825	795	619
Operating ROE(1)(2)	11.3	11.7	9.6
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	2012 has been restated for changes in accounting policies. See Note 2 in our Consolidated Financial Statements. 2011 has not been restated for these accounting policy changes.

SLF Canada’s reported net income was $879 million in 2013, compared to $788 million in 2012. Operating net income was $825 million in 2013, compared to $795 million in 2012. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, assumption changes and management actions related to the sale of our U.S. Annuity Business and goodwill and intangible asset impairment charges recorded in 2011, which are set out in the table above. Assumption changes and management actions related to the sale of our U.S. Annuity Business includes a $14 million charge to income for the impact of dis-synergies on our insurance contract liabilities and a $30 million gain related to the impact on our insurance contract liabilities of the higher yields on the asset-backed securities transferred from Discontinued Operations.

Net income in 2013 reflected favourable equity market experience in Individual Insurance & Investments, new business gains, investment activity gains on insurance contract liabilities, positive credit experience and favourable morbidity experience in GB. These items were partially offset by the unfavourable impact of declines in the assumed fixed income reinvestment rates in insurance contract liabilities in Individual Insurance, widening of swap spreads in Individual Insurance & Investments and updates to actuarial assumptions and management actions.

Net income in 2012 reflected gains from increases in the value of real estate properties, the favourable impact of assumption changes and management actions in GB and GRS, and net realized gains on AFS securities. These items were partially offset by declines in fixed income reinvestment rates in our insurance contract liabilities in Individual Insurance & Investments that were driven by the continued low interest rate environment.

Revenue was $5.9 billion for 2013, a decrease of $2.1 billion from 2012, primarily due to lower net investment income from a decrease in the fair value of FVTPL assets. Adjusted revenue in SLF Canada, which excludes ceded premiums on reinsurance agreements of $4.9 billion was $10.8 billion, a decrease of $1.9 billion from 2012, also due to the decrease in the fair value of FVTPL assets.

Reinsurance recoveries of $4.6 billion in 2013 were up $0.2 billion from 2012, primarily as a result of an increase in ceded gross claims and benefits paid.

SLF Canada had AUM of $127.9 billion as at December 31, 2013, an increase of 7.7% from 2012 levels. The increase was driven primarily by positive net cash flows and favourable market performance.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 41

Results by Business Unit

Net income by business unit ($ millions)	2013	2012
Individual Insurance & Investments	357	281
Group Benefits	334	347
Group Retirement Services	134	167
Operating net income(1)	825	795
Certain hedges that do not qualify for hedge accounting	38	(7)
Assumption changes and management actions related to the sale of our U.S. Annuity Business	16	–
Reported net income	879	788
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Individual Insurance & Investments

Individual Insurance & Investments’ strategy is to help Canadians achieve lifetime financial security by delivering a leading suite of quality products, excellent service and holistic advice with a focus on ease of doing business and strong risk management practices.

Individual Insurance & Investments’ principal insurance products include permanent life, participating life, term life, universal life, critical illness, long-term care and personal health insurance. We offer savings and retirement products, which include mutual funds, segregated funds, accumulation annuities, guaranteed investment certificates and payout annuities. Our products are marketed through a distinctive, multi-channel distribution model consisting of our exclusive CSF and third-party distribution channels. Certain products, including accidental death insurance and personal health insurance, are marketed directly to retail clients in partnership with our advice channels.

Individual Insurance & Investments’ reported net income was $376 million in 2013, compared to $277 million in 2012. Operating net income was $357 million in 2013, an increase of $76 million from 2012. Net Income in 2013 reflected equity market gains, improved new business gains and the favourable impact of investment activity. Offsetting these items were declines in fixed income reinvestment rates in our insurance contract liabilities driven by the continued low interest rate environment, adverse policyholder behaviour experience and the unfavourable impact of assumption changes and management actions.

Net Income in 2012 reflected equity market gains, the favourable impact of investment activity and improved insurance pricing gains. Offsetting these items were declines in fixed income reinvestment rates in our insurance contract liabilities and lower wealth pricing gains, driven by the continued low interest rate environment, the unfavourable impact of assumption changes and management actions and adverse policyholder behaviour experience.

Sales of individual life and health insurance products increased 18% from 2012 to $275 million in 2013. The increase was mainly driven by sales of permanent life products, partially offset by lower sales of universal life insurance. The Sun Life Financial Career Sales Force, consisting of approximately 3,800 advisors and managers, accounted for 67% of the sales in 2013.

Sales of individual wealth products increased by $481 million, or 14% from 2012, to $3.9 billion in 2013. The increase was driven by higher payout annuity and mutual funds sales. This was partially offset by Segregated fund sales which were lower by $456 million compared to 2012, consistent with managements’ actions to actively manage flows.

Group Benefits

Our GB business unit is a leading provider of group life and health insurance products in Canada, with a market share of 22%(1). We provide life, dental, drug, extended health care, disability and critical illness benefits programs to employers of all sizes. In addition, voluntary benefits solutions are offered directly to individual plan members, including post-employment life and health plans to members exiting their plan. We are an innovation leader, competing on the strength of an industry-leading technology platform, a unique Total Benefits offering, and integrated health, wellness and disability management capabilities. Our products are marketed and distributed across Canada by experienced sales representatives in collaboration with independent advisors, benefits consultants and the CSF.

GB’s reported net income was $354 million in 2013, compared to $345 million in 2012. Operating net income of $334 million in 2013 decreased $13 million from 2012. Net income in 2013 reflected favourable morbidity and mortality experience, positive investment activity, and net favourable assumption changes and management actions.

Net income in 2012 reflected the favourable impact of assumption changes and management actions, favourable mortality experience, expense improvements and the favorable impact of long-term disability morbidity experience improvements in both incidence and termination.

GB improved upon its #1 market share position for overall BIF(2) in Canada and continues to focus on customer service and productivity. BIF continued to increase in 2013, 5% from 2012, with a 53% increase in net sales results. Client retention remained strong, with cancellation rates at 4%(2) of premiums and premium equivalents.

Group Retirement Services

With a 34% market share(3), GRS is the leading provider of defined contribution plans in Canada, serving over one and a half million plan participants at the end of 2013. We also offer other group retirement services and products, including investment-only segregated funds and fixed rate annuities, stock plans, group life annuities, pensioner payroll services and solutions for de-risking defined benefit pension plans.

(1)	2012 Fraser Group Universe Report, based on BIF for the year ended December 31, 2012.
(2)	2012 Fraser Group Universe Report, based on BIF premiums and premium equivalents for the year ended December 31, 2012.
(3)	As measured by Benefits Canada magazine’s 2013 CAP Suppliers Report, based on assets under administration, and released in December 2013.

42 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

GRS meets the complex plan and service requirements of medium to large organizations, while providing cost-effective solutions to the small employer market. We continue to launch innovative solutions to meet the emerging needs of the pension market to further enhance our leadership position. This includes expanding our range of de-risking solutions comprised of liability driven investing, annuity buy-outs and buy-ins and longevity insurance. We distribute our products and services through a multi-channel distribution network of pension consultants, advisors and with teams dedicated to the rollover sector and defined benefit solutions market.

GRS reported net income of $149 million in 2013, compared to $166 million in 2012. Operating net income decreased to $134 million in 2013 from $167 million in 2012. Net income in 2013 reflected the net unfavourable impact of assumption changes and management actions, partially offset by pricing gains driven by strong annuity sales and favourable investment activity. Net income in 2012 reflected the favourable impact of investment activity and assumption changes and management actions.

GRS’s sales increased 5% to $4.9 billion in 2013 primarily driven by the large case market segment, defined benefit solutions, and member rollovers. In 2013, rollover sales from members leaving their defined contribution plans increased by 15% from 2012 and exceeded $1.3 billion, leading to a four-quarter average retention rate of 47%.

GRS assets under administration of $64.3 billion in 2013 grew by 18% over 2012, resulting from stronger new sales activity and favourable market performance.

2014 Outlook and Priorities

We will build on our objective of becoming the best performing life insurer in Canada by focusing on the following strategic initiatives:

•	Developing new and enhancing existing products to support our CSF in continuing to offer holistic advice to their clients;
•	Growing Individual Investments while optimizing the presence of SLGI to strengthen our position in the retirement market;
•	Building upon our success in the group markets by continuing to focus on customer needs and by enriching their experience;
•	Driving growth in our Client Solutions business by deepening our customer protection and wealth rollover relationships through advisor introductions and improving their experience; and
•	Implementing management systems focused on enhancing our disciplined expense management.

SLF U.S.

Business Profile

SLF U.S. consists of two business units – EBG and Life and Investment Products. EBG provides protection solutions to employers and employees including group life, disability, medical stop-loss and dental insurance products, as well as a suite of voluntary benefits products. The Life and Investment Products business includes our international business, which provides high net worth clients with life insurance and investment products. It also includes a block of individual life insurance policies that is closed to new business.

Effective August 1, 2013, we completed the sale of our U.S. Annuity Business, including all of the issued and outstanding shares of Sun Life (U.S.), to Delaware Life Holdings, LLC. Our U.S. Annuity Business included our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products.

Strategy

Over the past several years, SLF U.S. has taken many actions to create a more sustainable business model and in 2013, we made significant progress towards this objective with the sale of the U.S. Annuity Business. This transaction allows SLF U.S. to increase focus on its EBG and international businesses, which have relatively more attractive growth and profitability profiles for Sun Life Financial.

In the EBG business we are focused on enhancing our leadership position in stop-loss, in growing our position in the employer-paid benefits market and becoming one of the top five companies in the voluntary benefits market. In 2013, we created a more customer-focused model by continuing to execute the voluntary strategy and transforming our EBG operating and distribution model. The new model is designed to enhance the customer experience, increase profitability, and drive shareholder value. In addition, we are focused on building on our leadership position in stop-loss in order to continue to deliver strong returns in this business. While investing in our group and voluntary benefits businesses, we are also focused on optimizing the underlying value of our in-force life insurance businesses.

In the international business, we are focused on capitalizing on the significant growth of the high net worth population outside the U.S. based on a deep understanding of customer needs in key geographic regions and leveraging our strong distribution relationships with banks and brokers. We are making targeted enhancements to our product offerings and expanding the reach of our distribution by increasing our in-country wholesaler presence in targeted geographic locations.

2013 Business Highlights

•

EBG transformed its sales and operating model, moving sales representatives closer to the brokers they serve, creating a new team of Client Relationship Executives focused on deepening the employer relationship, adding more than 30 enrollment specialists, and centralizing the field sales support and service functions.

•

EBG expanded its suite of products with the launch of its first voluntary accident product that helps protect workers against out-of-pocket costs associated with a variety of covered accidents. EBG also launched an innovative stop-loss cancer insurance product offering that provides an enhanced benefit to self-insured employers.

•	SLF U.S. sold its U.S. Annuity Business furthering its strategy to create a more sustainable business and focusing on the attractive EBG and international businesses.
•	The international business expanded its distribution operations, placing wholesalers in targeted geographic locations closer to customers and opening offices in Panama and Singapore.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 43

Financial and Business Results

Summary statements of operations (US$ millions)	2013	2012	2011
Net premiums	4,077	3,406	3,431
Net investment income	(244)	1,479	2,248
Fee income	153	183	178
Revenue from Continuing Operations	3,986	5,068	5,857
Client disbursements and change in insurance contract liabilities	2,778	4,054	5,559
Commissions and other expenses	1,145	1,065	1,030
Reinsurance expenses (recoveries)	(495)	(465)	(374)
Income tax expense (benefit)	(21)	87	(59)
Non-controlling interests in net income of subsidiaries and par policyholders’ income	2	3	4
Reported net income (loss) from Continuing Operations	577	324	(303)
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	(30)	–	–
Less: Restructuring and other related costs	(7)	–	(6)
Less: Goodwill and intangible asset impairment charges	–	–	(2)
Operating net income (loss) from Continuing Operations(1)	614	324	(295)
Operating net income (loss) from Combined Operations(1)	810	517	(806)

Selected financial information in Canadian dollars (C$ millions)	2013	2012	2011
Revenue from Continuing Operations	4,109	5,076	5,774
Reported net income (loss) from Continuing Operations	599	322	(309)
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	(31)	–	–
Less: Restructuring and other related costs	(7)	–	(6)
Less: Goodwill and intangible asset impairment charges	–	–	(2)
Operating net income (loss) from Continuing Operations(1)	637	322	(301)
Operating net income (loss) from Combined Operations(1)	835	515	(829)
Operating ROE(1)	18.9	9.5	(15.0)
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

SLF U.S.‘s reported net income from Continuing Operations was C$599 million in 2013, compared to C$322 million in 2012. SLF U.S. had operating net income from Continuing Operations of C$637 million in 2013, compared to C$322 million in 2012. Operating net income in SLF U.S. excludes assumption changes and management actions related to the sale of our U.S. Annuity Business, and restructuring and other related costs, which are set out in the table above. Assumption changes and management actions related to the sale of our U.S. Annuity Business includes a C$81 million charge to income for the impact of dis-synergies on our insurance contract liabilities and a C$50 million gain related to the impact on our insurance contract liabilities of the higher yields on the asset-backed securities transferred from Discontinued Operations.

On a U.S. dollar basis, SLF U.S.‘s reported net income from Continuing Operations was US$577 million in 2013, compared to US$324 million in 2012. Operating net income from Continuing Operations was US$614 million in 2013, compared to US$324 million in 2012.

Net income from Continuing Operations in 2013 reflected income of US$277 million from the restructuring of an internal reinsurance arrangement that is used to finance U.S. statutory reserve requirements for our closed universal life insurance business in the U.S. Additional information relating to this transaction can be found under the heading Restructuring of Internal Reinsurance Arrangement in the Financial Performance section of this MD&A. Net income also reflected the impact of increased interest rates and net realized gains on the sale of AFS assets partially offset by unfavourable claims experience in EBG.

Net income from Continuing Operations in 2012 reflected favourable impacts from improved equity markets, investment activity on insurance contract liabilities and updates to actuarial assumptions. These items were partially offset by unfavourable impacts from reduced interest rates and credit spread movements. Net income in EBG included unfavourable morbidity experience, an investment in our voluntary benefits capabilities and a charge related to a premiums receivable account reconciliation issue.

Reported net loss from Discontinued Operations was US$719 million in 2013, compared to reported net income from Discontinued Operations of US$172 million in 2012. Results from Discontinued Operations in 2013 reflected the loss on the sale of our U.S. Annuity Business partially offset by net income from operations which benefited from increased interest rates and equity markets. Net income from Discontinued Operations in 2012 reflected equity market gains and the favourable impact of investment activity on insurance contract liabilities, which were partially offset by the net unfavourable impact of updates to actuarial assumptions and the negative impact of declining interest rates.

Reported net loss from Combined Operations was US$142 million in 2013, compared to reported net income from Combined Operations of US$496 million in 2012.

44 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Revenue from Continuing Operations for the year ended December 31, 2013 was US$4.0 billion, a decrease of US$1.1 billion from 2012, primarily due to a decrease in net investment income of US$1.7 billion partially offset by an increase in premiums of US$0.7 billion. The decrease in net investment income was largely due to lower fair value gains on held for trading assets and interest rate derivatives. The increase in premiums was primarily due to higher international life insurance sales.

Results by Business Unit

Net income by business unit (US$ millions)	2013	2012
Employee Benefits Group(1)	53	26
Life and Investment Products(1)	561	298
Operating net income (loss) from Continuing Operations(1)	614	324
Assumption changes and management actions related to the sale of our U.S. Annuity Business	(30)	–
Restructuring and other related costs	(7)	–
Reported net income (loss) from Continuing Operations	577	324
Reported net income (loss) from Combined Operations	(142)	496
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Employee Benefits Group

The SLF U.S. EBG business unit leverages its strong underwriting expertise and extensive distribution capabilities to provide group life, long-term and short-term disability, medical stop-loss and dental insurance, as well as a suite of voluntary benefits products, to over 10 million group plan members. Our group and voluntary benefits insurance products are sold through more than 34,000 independent brokers and benefit consultants. We support these brokers and consultants through approximately 200 external sales representatives who are located in territories close to the brokers and consultants that they serve and a team of centralized internal sales representatives. Retaining quality business, building distribution effectiveness and scale and continuing to drive operational efficiency are key drivers of our growth strategy.

We have been making significant investment in the voluntary benefits business with the goal of becoming a top five company by the end of 2016. The voluntary benefits business refers to group insurance that is fully paid for by the employee and sold through the workplace. Our strong growth in voluntary benefits over the past two years is a result of the build-out of voluntary capabilities, the ability to leverage our established relationships and capabilities in the EBG business, and the ability to share technology and processes with our Canadian group insurance business. At the end of 2013, voluntary sales were 27% and voluntary BIF was 21% of the total EBG business.

We have a leadership position in the U.S. stop-loss market and continue to deliver attractive returns. Stop-loss insurance provides insurance for companies that self-insure their medical plans by covering medical expenses in excess of a stated threshold. We provide stop-loss insurance to more than 1,600 employers with a median case size of approximately 450 employees and had nearly $1 billion of stop-loss BIF as of December 31, 2013.

EBG’s reported net income was US$55 million in 2013, compared to US$26 million in 2012. Operating net income was US$53 million, compared to US$26 million in 2012. Operating net income in 2013 excluded the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business. Net income in 2013 reflected unfavourable claims experience, primarily with our long-term disability and life products, partially offset by the impact of increased interest rates and investment activity. Net income in 2012 reflected unfavourable claims experience, primarily with our long-term disability product, and a charge related to a premiums receivable account reconciliation issue, as well as investment in our voluntary benefits capabilities.

EBG sales in 2013 were US$666 million, an increase of 18% compared to 2012, primarily driven by the life, stop-loss and dental lines of business. Within EBG, voluntary sales of US$178 million increased 26% compared to 2012. BIF of US$2.5 billion at December 31, 2013 increased 7% compared to 2012, driven by positive net sales.

Life and Investment Products

The Life and Investment Products business includes our international business, which provides high net worth clients with life insurance and investment products, and a block of individual life insurance products that are closed to new business.

The international business offers products with a valuable sales proposition that are sold in an international market with relatively few competitors. We have significantly reduced the risk profile of the international products and remained competitive. Increased sales in our new products, combined with overall growth in the international market have led to more profitable growth over the past few years.

The closed block of individual life insurance products primarily includes whole life, universal life and term insurance. In this business, we are focused on optimizing profitability and capital efficiency while continuing to provide service for the in-force customers. During the fourth quarter of 2013, the Company restructured an internal reinsurance arrangement that is used to finance U.S. statutory reserve requirements for our closed universal life insurance business in the U.S. The purpose of this restructuring was to improve the Company’s capital efficiency. Additional information relating to this transaction can be found under the heading Restructuring of Internal Reinsurance Arrangement in the Financial Performance section of this MD&A.

Life and Investment Products’ reported income from Continuing Operations was US$522 million in 2013, compared to US$298 million in 2012. Operating income from Continuing Operations was US$561 million in 2013, compared to US$298 million in 2012. Net income from Continuing Operations in 2013 reflected income of US$277 million from the restructuring of an internal reinsurance arrangement. Net income also included positive impacts from increased interest rates and net realized gains on the sale of AFS assets. The loss from Continuing Operations in 2012 reflected favourable impacts from improved equity markets, investment activity on insurance contract liabilities and updates to actuarial assumptions, and were partially offset by unfavourable impacts from reduced interest rates and credit spread movements.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 45

Sales in Life and Investment Products were US$1.1 billion, an increase of 44% compared to 2012, primarily driven by an increase in both international life insurance and investment product sales, reflecting growth in the high net worth market and our strong distribution and product positioning in that market.

2014 Outlook and Priorities

SLF U.S will continue to focus on enhancing its leadership position in U.S. group insurance and becoming a top five company in the voluntary benefits markets, where we can compete effectively and achieve sustainable, profitable growth. We will also focus on targeted growth opportunities in our international business.

There are macro trends that provide significant potential growth opportunities in these businesses. To capitalize on these macro trends, we will leverage our established position in the U.S. group benefits market and the capabilities we have built over the past couple years. In the United States, the Patient Protection and Affordable Care Act is health care legislation that is expected to accelerate growth in voluntary benefits as employers’ costs continue to rise and as employees become more accustomed to purchasing their own benefits. It also creates an opportunity for carriers to assume an advisory role and build deeper relationships with customers, may expand the distribution landscape for supplemental insurance products, and may increase the demand for stop-loss coverage should more employers decide to self-insure. In the international market, the high net worth market is growing, partially driven by the increasing population of affluent citizens leading global lifestyles as well as increasing demand for trusted financial protection and investment products.

SLF U.S. will focus on the following components of our strategy to drive sustainable, profitable growth:

•	Continue to enhance the customer experience and achieve productivity gains in EBG by executing the new operational and distribution model and voluntary capabilities.
•	Continue to leverage customer insights, analytics, and predictive modeling tools to enhance effectiveness and increase profitability.
•	Implement targeted product enhancements and distribution strategies in the international business based on customer insights in key geographic regions.
•

Seek opportunities to continue to optimize the remaining in-force domestic life insurance block with particular emphasis on effective risk and capital management while continuing to serve our in-force customers.

MFS Investment Management

Business Profile

MFS, a global asset management firm with investment offices in Boston, Hong Kong, London, Mexico City, Sao Paulo, Singapore, Sydney, Tokyo and Toronto, offers a comprehensive selection of financial products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual funds, separately managed accounts, institutional products and retirement strategies.

MFS sells its retail products primarily through financial intermediaries. Retail products, such as mutual funds and private portfolios, are distributed through financial advisors and other professionals at major wirehouses, regional brokerage firms, independent broker dealers, banks and registered investment advisors. MFS also manages assets for institutional clients and discretionary managers, including corporate and public pension plans, defined contribution plans, multi-employer plans, investment authorities and endowments and foundations. Institutional products are sold by an internal sales force, which is aided by a network of independent consultants. High quality service is delivered by a dedicated service team.

Strategy

MFS continually strives to deliver superior investment performance and distinctive service to its clients. The core tenets of our investment approach are integrated research, global collaboration and active risk management. MFS also seeks to deepen relationships to become a trusted client partner.

2013 Business Highlights

•	MFS ended the year with US$412.8 billion in AUM, a new all-time high.
•	Gross sales of US$96.0 billion, were our largest ever.
•	Revenues of US$2.4 billion were an all-time high.
•

Investment performance continues to be strong across a broad range of products, and is reflected in MFS’ U.S. fund Lipper rankings. At December 31, 2013, 92%, 73% and 96% of MFS’s fund assets ranked in the top half of their respective three-, five- and ten-year Lipper categories.

46 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Financial and Business Results

Summary statements of operations (US$ millions)	2013	2012	2011
Revenue	2,385	1,858	1,658
Commissions and other expenses	1,880	1,473	1,320
Income tax expense (benefit)	261	177	141
Non-controlling interests in net income of subsidiaries	–	–	9
Reported net income	244	208	188
Less: Fair value adjustments on share-based payment awards	(221)	(94)	(79)
Less: Restructuring and other related costs	–	–	(4)
Operating net income(1)	465	302	271
Sales (US$ billions)
Gross	96.0	86.3	57.0
Net	24.0	29.4	5.4
Pre-tax operating profit margin ratio(1)	40%	34%	33%
Average net assets (US$ billions)	368	286	261
Selected financial information in Canadian dollars (C$ millions)	2013	2012	2011
Revenue	2,459	1,857	1,640
Reported net income	252	208	186
Less: Fair value adjustments on share-based payment awards	(229)	(94)	(80)
Less: Restructuring and other related costs	–	–	(4)
Operating net income(1)	481	302	270
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

MFS’s reported net income was C$252 million in 2013, compared to C$208 million in 2012. MFS had operating net income of C$481 million in 2013, compared to C$302 million in 2012. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which are set out in the table above.

On a U.S. dollar basis, MFS’s reported net income was US$244 million in 2013, compared to reported net income of US$208 million in 2012. Operating net income increased by US$163 million or 54%, to US$465 million in 2013. Net income increased over 2013 as a result of higher average net assets, which increased to US$368 billion in 2013 from US$286 billion in 2012. Revenue of US$2.4 billion in 2013 increased by US$0.5 billion from 2012 levels on higher average net assets. The following table shows the breakdown of AUM by category.

AUM by Category (US$ billions)	2013	2012
Institutional	176	141
U.S. Retail	149	111
Non-U.S. Retail	24	18
Insurance	64	53
AUM(1)	413	323
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

AUM ended 2013 at an all time high US$412.8 billion, an increase of 28% for the year due to favourable market performance of US$67 billion and net inflows of US$24 billion. Net inflows were strong for both retail mutual funds and managed funds, which were US$20 billion and US$4 billion, respectively, for 2013.

2014 Outlook and Priorities

After slow but improving economic growth, subdued inflation and robust equity performance in 2013, financial markets have priced in optimism about another good year in 2014. In an environment of modestly rising interest rates, a slow but steady tapering of U.S. Federal Reserve asset purchases would be positive for equities, which should continue to outperform fixed income. With the US economy accelerating amid significantly less fiscal drag, Europe moving from contraction to slight expansion and Japan’s continued monetary easing and fiscal stimulus, global growth may be more synchronized in 2014.

MFS will continue to pursue four primary objectives:

•	Deliver superior investment performance;
•	Enhance MFS’ value proposition to include distinctive client service;
•	Grow in its markets; and
•	Engage, empower and develop its people.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 47

SLF Asia

Business Profile

SLF’s history in Asia dates back to 1892. Today, SLF Asia operates through subsidiaries in the Philippines, Hong Kong and Indonesia as well as through joint ventures with local partners in the Philippines, Indonesia, Vietnam, Malaysia, China and India. These seven markets account for over 70% of Asia’s total population. Our Regional Office in Hong Kong facilitates growth opportunities in Asia, and supports the sharing of best practices and resources throughout SLF Asia’s operations.

We offer individual life insurance products in all seven markets, and group benefits and/or pension and retirement products in the Philippines, China, Hong Kong and India. We have also established asset management companies either directly or though joint ventures in the Philippines, China and India. We distribute these protection and wealth products to middle- and upper-income individuals, groups and affinity clients through multiple distribution channels, with agency remaining the largest distribution channel.

Strategy

Our strategy is to strengthen our competitive position in Asia, and to develop into a significant long-term revenue and earnings growth operation. As such, we continue to develop innovative products, expand distribution channels and leverage the Company’s existing asset management capability in Asia. Local initiatives complement our efforts to leverage SLF’s worldwide resources to bring industry-leading products, services and best practices to Asia.

2013 Business Highlights

Sun Life of Canada (Philippines) Inc. was ranked the number one life insurance provider in the Philippines for the second consecutive year based on total premium income in 2012 (reported by the Insurance Commission in the Philippines in 2013).

•

Sales continue to grow in the Philippines, with insurance sales increasing 51% and net wealth sales at Sun Life Asset Management Company increasing 413%, both compared to last year. We also exceeded our 5,000 agent milestone, two years ahead of schedule.

•

In Hong Kong, we continued to generate strong sales from the MPF business and improved our market share based on MPF assets. Individual Life sales achieved strong growth, increasing 43% compared to last year, and is attributable to continued momentum from agency and independent financial advisors.

•

In Indonesia, PT Sun Life Financial Indonesia was ranked third in the insurance category in a survey of Indonesia’s Most Admired Companies 2013, conducted by Bloomberg Businessweek Indonesia and Frontier Consulting Group. We continued to increase our agency sales force, surpassing 7,100 advisors in December that drove strong agency sales, which increased 60% over last year.

•

In India, Birla Sun Life Asset Management Company’s MNC Fund-Growth and Birla Sun Life 95-Dividend were awarded the 2012 Lipper Fund Awards for Best Equity Fund (5 years) and the Best Mixed Asset INR Balanced Fund (10 years), respectively.

•	In China, Sun Life Everbright Insurance Company Limited has diversified its distribution channels by expanding into internet sales.
•	In Vietnam, we obtained product approval and recorded our first sales in the second quarter of 2013. As of the end of the year more than 3,400 agents had been recruited and licensed.
•

In Malaysia, we completed our acquisition of 49% of each of CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad in April 2013, and a new management team has been formed to lead the joint venture. Malaysia has successfully launched several new products and began contributing to income in 2013.

Financial and Business Results

Summary statements of operations ($ millions)	2013	2012	2011
Net premiums	746	639	634
Net investment income	110	778	684
Fee income	180	138	119
Revenue	1,036	1,555	1,437
Client disbursements and change in insurance contract liabilities	409	1,069	980
Commissions and other expenses	444	321	286
Income tax expense (benefit)	33	36	33
Reported net income	150	129	138
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	(7)	–	–
Less: Restructuring and other related costs	–	–	(6)
Operating net income(1)	157	129	144
Operating ROE(1)	6.9	7.0	8.5
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

SLF Asia’s reported net income was $150 million in 2013, compared to reported net income of $129 million in 2012. Operating net income was $157 million in 2013, compared to $129 million in 2012. Operating net income in 2013 excluded the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business of $7 million, which includes a charge to income for the impact of dis-synergies on our insurance contract liabilities.

48 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Net income in 2013 reflected favourable impacts in the Philippines, Hong Kong and Indonesia from market experience, realized gains on the sale of AFS assets and business growth, and reduced new business strain in China. Net income in 2012 reflected the unfavourable impact of declining interest rates in Hong Kong and new business strain from sales in China and the Philippines, partially offset by the favourable impact of assumption changes and management actions and business growth in the Philippines.

SLF Asia’s revenue decreased to $1.0 billion in 2013 from $1.6 billion in 2012 driven by unfavourable movements in the fair value of invested assets.

The following table shows the sales of individual insurance products by country in SLF Asia.

Individual Insurance sales(1) ($ millions)	2013	2012	2011
India	200	234	290
China	160	191	160
Philippines	134	86	53
Hong Kong	103	70	71
Indonesia	47	39	41
Malaysia	34	–	–
Vietnam	14	–	–
Total	692	620	615
(1)	Sales for joint venture operations are presented at 100%.

Individual life insurance sales in 2013 were up 12% from 2012. Sales increased in the Philippines, Hong Kong and Indonesia compared to 2012. Growth also reflected the inclusion of our new markets, Malaysia and Vietnam. These increases were partially offset by lower sales in India and China. Sales in the Philippines were up 51% due to agency expansion and strong sales in the bancassurance channel. Sales in Hong Kong and Indonesia were up 43% and 31%, respectively, as a result of distribution growth. We continue to build alternate distribution channels, leverage a more balanced product portfolio and increase efficiency and productivity while maintaining customer focus.

Results by Business Unit

Philippines

Our operations in the Philippines, established in 1895, distribute a diverse range of protection and savings products largely through our career agency sales force and bancassurance channel. We offer individual and group life and health insurance products to individuals and businesses through our wholly-owned subsidiary, Sun Life of Canada (Philippines), Inc., and our joint venture with the Yuchengco Group, Sun Life Grepa Financial, Inc., in which we have a 49% ownership stake. In addition, we offer mutual funds through our wholly-owned subsidiary, Sun Life Asset Management Company.

Sun Life of Canada (Philippines) Inc. was ranked the number one life insurance provider in the Philippines for the second consecutive year based on total premium income in 2012 (reported by Insurance Commission in the Philippines in 2013). Our career agency force increased by 23% to 5,270 advisors in 2013.

On a local currency basis, individual insurance sales were up 51% from 2012, driven by agency expansion and contributions from Sun Life Grepa Financial, Inc. Mutual fund net sales increased 413% from 2012, and AUM grew by 48% from 2012.

Hong Kong

Our Hong Kong operations offer a full range of products to address protection and savings needs. We offer individual life and health insurance, mandatory provident funds (the government-legislated pension system) and pension administration to individuals and businesses through a career agency force and independent financial advisors.

On a local currency basis, individual life sales were up 43% from 2012, as a result of strong sales momentum from our career agency force and independent financial advisors. Assets under administration in our pension administration business grew 21% from 2012 largely due to stronger net inflows and positive market movements.

Indonesia

In Indonesia, we offer individual life and health insurance, as well as creditor life insurance through our wholly-owned subsidiary, PT Sun Life Financial Indonesia, and PT CIMB Sun Life, our joint venture with PT Bank CIMB Niaga, in which we have a 49% ownership stake. Both operations follow a multi-channel distribution strategy. PT CIMB Sun Life serves PT Bank CIMB Niaga’s customers on an exclusive basis for most insurance products.

On a local currency basis, our individual life insurance sales in Indonesia were up 31% from 2012. Sales from PT Sun Life Financial Indonesia were up 53% and sales from PT CIMB Sun Life grew 8% in 2013. Agency headcount increased by 43% to 7,164 in 2013.

India

Birla Sun Life Insurance Company Limited, our insurance joint venture with the Aditya Birla Group in India(1), provides a full range of individual and group protection, savings and retirement products through a multi-channel distribution network, including a career agency sales force, bancassurance distribution, brokers and worksite marketing.

In addition, Birla Sun Life Asset Management Company Limited, our asset management joint venture in India, offers a full range of mutual fund products to both individual and institutional investors. Independent financial advisors and banks distribute Birla Sun Life’s mutual funds to the retail sector, while direct distribution serves corporate clients.

(1)	Our joint venture with the Aditya Birla Group in India includes a 26% stake in Birla Sun Life Insurance Company Limited and a 49% stake in Birla Sun Life Asset Management Company Limited.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 49

On a local currency basis, individual life insurance sales at Birla Sun Life Insurance Company Limited were down 9% from 2012 due to continued impact from regulatory changes in India’s insurance industry. Gross sales in Birla Sun Life Asset Management Company Limited were up 18%, and AUM increased 14% from 2012.

China

Sun Life Everbright Life Insurance Company Limited, in which we have a 24.99% ownership stake, operates a multi-distribution model that combines a direct career agency, financial consultants, telemarketing and bancassurance alliances to sell individual life and health insurance and savings products. Its branches operate in provinces that represent approximately 60% of China’s population.

On a local currency basis, sales of individual insurance products by Sun Life Everbright Life Insurance Company Limited were down 20% from 2012 due to shift in our product mix with a focus in 2013 on profitability.

Vietnam

In Vietnam, we offer individual life Insurance through PVI Sun Life Insurance Company Limited, our joint venture with Petro Vietnam Insurance Holdings, in which we have a 49% ownership stake. The products are distributed through a career agency sales force and insurance advisors.

Sales of individual insurance products by PVI Sun Life Insurance Company Limited began in 2013 and represented 2% of total SLF Asia sales in 2013.

Malaysia

Our operations in Malaysia offer individual life and health insurance through Sun Life Malaysia Assurance Berhad and Sun Life Malaysia Takaful Berhad, our joint ventures with Khazanah Nasional Berhad and CIMB Group Holdings Berhad, in which we have a 49% ownership stake. The companies have entered into an exclusive bancassurance agreement with CIMB Group to distribute insurance and takaful products through CIMB’s bank network across Malaysia.

Sales of individual insurance products in Malaysia represented 5% of total Asia sales in 2013.

2014 Outlook and Priorities

Asia’s economic growth has underpinned the expansion of the life insurance industry. This combined with favourable demographics, low penetration rates for insurance, and significant growth of the middle class provide tremendous opportunities for SLF Asia. On the other hand, tighter regulatory regimes and increased competition from new entrants in the Asian market pose increased challenges to our businesses.

In order to strengthen our competitive position and grow SLF Asia to be a more significant contributor to overall earnings, we intend to focus efforts on the following strategic initiatives:

•	Continuing to grow our agency force, both in quantity and quality, particularly in the Philippines, Hong Kong, Indonesia and Vietnam;
•	Further expanding alternative channels such as bancassurance, particularly in the Philippines, Indonesia, Malaysia, China and India;
•	Continuing to expand our product offerings to address customers needs;
•	Growing our Health and Accident and Pension businesses;
•	Further strengthening our brand position in the region; and
•	Enhancing risk management and operational efficiency to improve profitability, particularly in India and China, and to support future growth across the region.

50 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Corporate

Our Corporate segment includes the results of SLF U.K. and Corporate Support operations that consist of the Company’s run-off reinsurance business as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments. Our run-off reinsurance business is a closed block of reinsurance assumed from other insurers. Coverage includes individual disability income, long-term care, group long-term disability and personal accident and medical coverage, as well as guaranteed minimum income and death benefit coverage. Discontinued Operations in Corporate relate to Corporate Support only.

Financial and Business Results

Summary statements of operations ($ millions)	2013	2012	2011
Net premiums	303	323	301
Net investment income	(36)	652	945
Fee income	92	91	115
Revenue from Continuing Operations	359	1,066	1,361
Client disbursements and change in insurance contract liabilities	220	796	1,277
Commissions and other expenses	351	363	437
Income tax expense (benefit)	(146)	(140)	(241)
Dividends paid to preferred shareholders	118	120	100
Reported net income (loss) from Continuing Operations	(184)	(73)	(212)
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business
SLF U.K.	(2)	–	–
Corporate Support	(3)	–	–
Less: Restructuring and other related costs:
SLF U.K.	–	–	(3)
Corporate Support	(22)	(4)	(10)
Operating net income (loss) from Continuing Operations(1)	(157)	(69)	(199)
Operating net income (loss) from Combined Operations(1)	(155)	(62)	(170)
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Corporate had a reported loss from Continuing Operations of $184 million in 2013, compared to a reported loss from Continuing Operations of $73 million in 2012. The operating loss from Continuing Operations was $157 million in 2013, compared to an operating loss from Continuing Operations of $69 million in 2012. Operating net income (loss) in Corporate excludes assumption changes and management actions related to the sale of our U.S. Annuity Business and restructuring and other related costs, which are set out in the table above. Assumption changes and management actions related to the sale of our U.S. Annuity Business includes a $2 million and $3 million charge to income in SLF U.K. and run-off reinsurance, respectively, related to the impact of dis-synergies on our insurance contract liabilities.

Corporate’s reported net loss from Discontinued Operations was $32 million in 2013, compared to an income of $7 million in 2012 reflecting costs related to the sale of our U.S. Annuity Business. The reported loss from Combined Operations for Corporate was $216 million in 2013, compared to $66 million in 2012.

Summary statements of operations ($ millions)	2013	2012	2011
SLF U.K.(1)	136	213	156
Corporate Support(1)	(293)	(282)	(355)
Operating net income (loss) from Continuing Operations(1)	(157)	(69)	(199)
Assumption changes and management actions related to the sale of our U.S. Annuity Business:
SLF U.K.	(2)	–	–
Corporate Support	(3)	–	–
Restructuring and other related costs:
SLF U.K.	–	–	(3)
Corporate Support	(22)	(4)	(10)
Reported net income (loss) from Continuing Operations	(184)	(73)	(212)
Reported net income (loss) from Combined Operations	(216)	(66)	(183)
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 51

SLF U.K.

SLF U.K. has a run-off block of business consisting of approximately 800,000 in-force life and pension policies, with approximately £12.2 billion of AUM. Since December 2010, SLF U.K. has been closed to new business and focuses on supporting existing customers only. Most administrative functions have been outsourced to external service providers, which are managed by an in-house management team.

SLF U.K.‘s reported net income was $134 million in 2013, compared to $213 million in 2012. Operating net income was $136 million in 2013, compared to $213 million in 2012. Net income in 2013 reflected favourable market related impacts, investing activity on insurance contract liabilities and tax items, partially offset by project costs. Net income in 2012 reflected favourable impacts from investment activity on insurance contract liabilities, refinements to actuarial models and tax related items. Net income in both years reflected investment in regulatory initiatives such as Solvency II.

Corporate Support

In Corporate Support, the reported loss from Continuing Operations was $318 million in 2013, compared to a reported loss of $286 million in 2012. The operating loss from Continuing Operations was $293 million in 2013, compared to an operating loss from Continuing Operations of $282 million in 2012. Operating net income from Continuing Operations in 2013 excludes assumption changes and management actions related to the sale of our U.S. Annuity Business and restructuring and other related costs. The loss from Continuing Operations in 2013 compared to 2012, reflected the unfavourable impacts of assumption changes in our insurance contract liabilities and other experience in our Run-off reinsurance business, partially offset by lower interest expenses.

Discontinued Operations

Effective August 1, 2013 we sold our U.S. Annuity Business, including all of the issued and outstanding shares of Sun Life (U.S.). Our U.S. Annuity Business included our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products.

The following tables set out select financial information associated with the Discontinued Operations.

($ millions, unless otherwise noted)	2013	2012
Net Income (Loss) - Reported
Net income (loss) from discontinued operations	(754)	180
Diluted EPS from discontinued operations ($)	(1.23)	0.30
Basic EPS from discontinued operations ($)	(1.25)	0.30
Assets
General fund	–	15,067
Segregated funds	–	27,668
Total assets	–	42,735
Liabilities
General fund	–	12,689
Segregated funds	–	27,668
Total liabilities	–	40,357
Cash flows provided by (used in):
Operating activities	1,021	(473)
Investing activities	–	57
Financing Activities	(5)	(5)
Net cash, cash equivalents and short-term securities	–	574

Investments

The Company strives to ensure that all general fund investments are properly aligned with business objectives, meeting policyholder obligations, and that adequate liquidity is maintained at all times. Consideration is given in our investment process to a wide range of factors, including ensuring attractive risk and return profiles, appropriate diversification by asset type, credit exposure and sector, financial condition of issuers and borrowers, quality and value of underlying security, and macro- and micro-economic developments and trends including prospects for specific industry sectors. The Risk Review Committee of the Board of Directors approves policies that contain prudent standards and procedures for the investment of our general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee. The Governance, Nomination & Investment Committee of the Board of Directors monitors the Company’s Investment Plan and investment performance, oversees practices, procedures and controls related to the management of the general fund investment portfolio and reviews corporate governance guidelines and processes.

52 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Investment Profile

We had total general fund invested assets of $109.6 billion as at December 31, 2013. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans. 84.5% of the general fund assets are invested in cash and fixed income investments. Equity securities and investment properties comprised 4.8% and 5.6% of the portfolio, respectively. The remaining 5.1% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

Additional detail on our investments is provided in Notes 5 and 6 to our 2013 Consolidated Financial Statements.

The following table sets out the composition of our invested assets.(1)

Investments(1)	2013			2012(2)

($ millions)	Carrying Value	Fair Value	% of total carrying value	Carrying Value	Fair Value	% of total carrying value
Cash, cash equivalents and short-term securities	7,636	7,636	7.0%	7,026	7,026	6.7%
Debt securities - FVTPL	43,662	43,662	39.7%	43,773	43,773	41.4%
Debt securities - AFS	11,151	11,151	10.2%	10,589	10,589	10.0%
Equity securities - FVTPL	4,342	4,342	4.0%	4,169	4,169	4.0%
Equity securities - AFS	852	852	0.8%	857	857	0.8%
Mortgages and loans	30,313	31,696	27.6%	27,248	29,930	25.8%
Derivative assets	948	948	0.9%	2,113	2,113	2.0%
Other invested assets	1,855	1,855	1.7%	1,272	1,272	1.2%
Policy loans	2,792	2,792	2.5%	2,681	2,681	2.5%
Investment properties	6,092	6,092	5.6%	5,942	5,942	5.6%
Total invested assets	109,643	111,026	100%	105,670	108,352	100%
(1)	The invested asset values and ratios presented are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.
(2)	Values as at December 31, 2012 do not include assets of the Discontinued Operations which are separately reported in Assets of disposal group classified as held for sale.

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains diversified and well-matched to insurance contract liabilities by duration. As at December 31, 2013, we held $54.8 billion of debt securities, which constituted 49.9% of our overall investment portfolio. Debt securities with an investment grade of “A” or higher represented 67.5% of the total debt securities as at December 31, 2013, compared to 69.9% as at December 31, 2012. Debt securities rated “BBB” or higher represented 97.0% of total debt securities as at December 31, 2013, 1.2% lower than December 31, 2012.

Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 66.5% of our total debt securities as at December 31, 2013, compared to 64.3% as at December 31, 2012. Total government issued or guaranteed debt securities as at December 31, 2013 were $18.4 billion, compared to $19.4 billion as at December 31, 2012. Our exposure to debt securities to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at December 31, 2013 with the exception of the following countries where we have business operations: Canada, the United States, the United Kingdom and the Philippines. As outlined in the table below, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 53

The following table sets out our debt securities of governments and financial institutions by geography.

	2013		2012

($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	11,893	1,740	12,902	1,718
United States	1,462	4,761	1,569	4,485
United Kingdom	2,000	1,652	1,912	1,391
Philippines	2,290	4	2,196	–
Eurozone
France	17	85	16	76
Germany	151	46	179	20
Greece	–	–	–	–
Ireland	–	–	–	–
Italy	1	–	–	5
Netherlands	3	478	2	342
Portugal	–	–	–	–
Spain	–	74	–	37
Residual Eurozone	–	309	–	197
Other	556	938	629	993
Total	18,373	10,087	19,405	9,264

Our gross unrealized losses as at December 31, 2013 for FVTPL and AFS debt securities were $1.17 billion and $0.13 billion, respectively, compared with $0.17 billion and $0.03 billion, respectively, as at December 31, 2012. The increase in gross unrealized losses is primarily due to the impact of increasing interest rates. Gross unrealized losses as at December 31, 2013 included $0.01 billion related to Eurozone sovereign and financial debt securities.

The carrying value of debt securities by issuer and industry sector as at December 31 is set out in the following table.

	2013			2012

	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities issued or guaranteed by:
Canadian federal government	1,874	997	2,871	1,810	1,306	3,116
Canadian provincial and municipal government	8,488	534	9,022	9,618	168	9,786
U.S. government and agency	1,048	414	1,462	1,061	508	1,569
Other foreign government	4,541	477	5,018	4,544	390	4,934
Total government issued or guaranteed debt securities	15,951	2,422	18,373	17,033	2,372	19,405
Corporate debt securities by industry sector:
Financials	7,368	2,719	10,087	6,662	2,602	9,264
Utilities	5,019	490	5,509	5,075	521	5,596
Consumer discretionary	2,487	1,052	3,539	2,688	991	3,679
Industrials	2,187	606	2,793	2,274	692	2,966
Consumer staples	1,925	524	2,449	2,044	644	2,688
Telecommunication services	1,401	540	1,941	1,399	525	1,924
Energy	2,759	712	3,471	3,117	814	3,931
Materials	1,042	418	1,460	875	411	1,286
Other	1,102	504	1,606	1,142	533	1,675
Total corporate debt securities	25,290	7,565	32,855	25,276	7,733	33,009
Asset-backed securities	2,421	1,164	3,585	1,464	484	1,948
Total debt securities	43,662	11,151	54,813	43,773	10,589	54,362

Our debt securities as at December 31, 2013 included $10.1 billion in the financial sector, representing approximately 18.4% of our total debt securities, or 9.2% of our total invested assets. This compares to $9.3 billion, or 17.0%, of the debt security portfolio as at December 31, 2012. The increase in the value of financial sector debt securities holdings is primarily due to regular trading activity, as well as foreign exchange gains due to the depreciation of the Canadian dollar, partially offset by market losses as a result of increasing interest rates.

54 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

The carrying value of debt securities by rating as at December 31 is set out in the table below.

The credit risk ratings in the following table were established in accordance with the process described in the Risk Categories – Credit Risk Management Governance and Control section in this MD&A.

	2013			2012

($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities by credit rating
AAA	6,255	2,813	9,068	6,284	2,342	8,626
AA	8,573	1,304	9,877	9,506	1,179	10,685
A	14,220	3,840	18,060	14,641	4,065	18,706
BBB	13,403	2,772	16,175	12,527	2,839	15,366
BB and lower	1,211	422	1,633	815	164	979
Total debt securities	43,662	11,151	54,813	43,773	10,589	54,362

The carrying value of debt securities by geography as at December 31 is set out in the following table.

	2013			2012

($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities
Canada	16,605	2,517	19,122	18,192	2,438	20,630
United States	13,732	5,712	19,444	13,103	5,498	18,601
United Kingdom	5,786	728	6,514	5,265	484	5,749
Other	7,539	2,194	9,733	7,213	2,169	9,382
Total debt securities	43,662	11,151	54,813	43,773	10,589	54,362

Our debt securities as at December 31, 2013 included $3.6 billion of asset-backed securities reported at fair value, representing approximately 6.5% of our debt securities, or 3.3% of our total invested assets. This was $1.6 billion higher than the level reported as at December 31, 2012.

Asset-backed Securities	2013			2012

($ millions)	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	1,769	1,791	83.4%	824	896	95.2%
Residential mortgage-backed securities
Agency	500	487	100.0%	321	337	100.0%
Non-agency	323	289	22.4%	43	47	95.7%
Collateralized debt obligations	89	98	33.1%	75	70	26.0%
Other(1)	963	920	88.0%	592	598	99.1%
Total asset-backed securities	3,644	3,585	80.5%	1,855	1,948	94.7%
(1)	Other includes sub-prime, a portion of the Company’s exposure to Alternative-A and other asset-backed securities.

With the sale of our U.S. Annuity Business, which closed effective August 1, 2013, $851 million of asset-backed securities previously classified as held for sale, have been reallocated to support other lines of business in the Continuing Operations. The $851 million is comprised of $419 million of commercial mortgage-backed securities of which 67% are rated “BB” and lower, $247 million of residential mortgage-backed securities of which 90% are rated “BB” and lower, $26 million of collateralized debt obligations of which 100% are rated “BB” and lower, and $159 million of other of which 67% are rated “BB” and lower. The remaining increase in this portfolio is primarily related to continued investment in highly rated asset-backed securities and foreign exchange impact due to the depreciation of the Canadian dollar. Excluding the impact of the reallocated asset-backed securities previously classified as held-for-sale, the credit quality of asset-backed securities remained relatively stable in 2013.

Deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations may result in write-downs of our mortgage-backed and asset-backed securities. We have seen improvement in housing as demand continues to be fueled by relatively low mortgage rates and home prices that are still affordable relative to renting. The increase in sales of existing homes and the limited construction of new homes has decreased levels of visible home inventory, which has led to higher housing prices throughout 2013. While foreclosure and delinquency levels have decreased significantly, a negative shift in the overall economy could have an adverse impact on our mortgage-backed and asset-backed securities portfolios.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 55

Mortgages and Loans

As at December 31, 2013, we held $30.3 billion in mortgages and loans compared to $27.2 billion in 2012. Our mortgage portfolio, which consists almost entirely of first mortgages, was $12.5 billion. Our loan portfolio, which consists of private placement assets, was $17.8 billion. The carrying value of mortgages and loans by geographic location is set out in the following table. The geographic location for mortgages is based on location of the property, while for loans it is based on the country of the creditor’s parent.

Mortgages and Loans by Geography
	December 31, 2013			December 31, 2012
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,539	11,296	18,835	7,457	9,946	17,403
United States	4,981	4,252	9,233	4,515	3,399	7,914
United Kingdom	7	504	511	22	420	442
Other	–	1,734	1,734	–	1,489	1,489
Total	12,527	17,786	30,313	11,994	15,254	27,248

As at December 31, 2013, our mortgage portfolio consisted mainly of commercial mortgages spread across approximately 2,700 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 55%. While we generally require a maximum loan-to-value ratio of 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured. The estimated weighted average debt service coverage is 1.65 times, up from 1.61 times in the prior year. The Canada Mortgage and Housing Corporation insures 21.6% of the Canadian commercial mortgage portfolio. As at December 31, 2013, the mix of the mortgage portfolio was 80.5% non-residential and 19.5% residential, and approximately 50% of mortgage loans will mature within the next five years.

In the United States, core markets have stabilized for institutional quality assets. However, lower quality properties in secondary and tertiary markets have not recovered to the same extent. However, recovery will depend on further increase in real estate demand, which in turn is dependent upon additional job creation.

As at December 31, 2013, we held $17.8 billion of corporate loans, $2.5 billion higher than the balance reported as at December 31, 2012. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. We are a leader in the private debt market in Canada and rank fifth within North America.(1) Enhancing financial performance is a key motivating factor to our increased participation in the private debt market. Private placement assets provide diversification by type of loan, industry segment and borrower credit quality. The loan portfolio is comprised of senior secured and unsecured loans to large and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets and project finance loans in sectors such as power and infrastructure.

The following table sets out mortgages and loans past due or impaired.

December 31, 2013

	Gross Carrying Value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	12,428	17,767	30,195	–		–	–
Past due:
Past due less than 90 days	5	–	5	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	141	35	176	47	(1)	16	63
Balance, December 31, 2013	12,574	17,802	30,376	47		16	63

December 31, 2012

	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	11,865	15,230	27,095	–		–	–
Past due:
Past due less than 90 days	7	–	7	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	201	40	241	79	(1)	16	95
Balance, December 31, 2012(1)	12,073	15,270	27,343	79		16	95
(1)	Includes $24 million of sectoral provisions as at December 31, 2013 and $42 million of sectoral provisions as at December 31, 2012.

(1)	As published by Private Placement Letter based on total assets as at December 31, 2012.

56 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Impaired mortgages and loans, net of allowance for losses, amounted to $113 million as at December 31, 2013, $33 million lower than the December 31, 2012 level for these assets. The net carrying value of impaired mortgages amounted to $94 million as at December 31, 2013, $28 million lower than December 31, 2012. The majority of this decrease is related to the sale of impaired mortgages. The allowance for losses related to impaired mortgages amounted to $47 million as at December 31, 2013, $32 million lower than December 31, 2012. The sectoral provision related to mortgages included in the allowance for losses decreased by $18 million to $24 million resulting from evidence of stabilization and an improved outlook within the portfolio. The majority of the impaired mortgage loans are in the United States.

Equities

Our equity portfolio is diversified, and approximately 60.1% of this portfolio is invested in exchange-traded funds. Exchange-traded fund holdings are primarily in the S&P/TSX 60 Index Fund and Standard & Poor’s Depository Receipts. The carrying value of stocks by issuer country as at December 31 is set out in the following table.

The following table sets out equities by issuer country.

	2013			2012

($ millions)	FVTPL equities	AFS equities	Total	FVTPL equities	AFS equities	Total
Canada	3,102	76	3,178	2,918	106	3,024
United States	546	586	1,132	478	578	1,056
United Kingdom	141	3	144	172	38	210
Other	553	187	740	601	135	736
Total equity securities	4,342	852	5,194	4,169	857	5,026

As at December 31, 2013, $3.2 billion, or 61.2%, of our equity portfolio consisted of Canadian issuers; $1.1 billion, or 21.8%, of U.S. issuers; $144 million, or 2.8%, of U.K. issuers; and $740 million, or 14.2%, of issuers from other jurisdictions. Excluding exchange-traded funds, mutual funds and the equity investment in The Bank of Nova Scotia received as a result of the sale of CI Financial in 2008 ($250 million of preferred shares, or 5%), there are no issuers exceeding 1% of the equity portfolio as at December 31, 2013.

Investment Properties

Commercial properties, which consist primarily of office, retail and industrial properties, are the major component of our investment properties portfolio, representing approximately 84.5% of our investment properties as at December 31, 2013. Our investment properties are diversified by country, with 73.2% of the portfolio located in Canada, 24.7% in the United States and the remaining 2.1% in the United Kingdom as at December 31, 2013.

The carrying value of investment properties by type and geographic location as at December 31 is set out in the following table.

	2013		2012
	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Canada
Office	1,692	27.7%	1,740	29.3%
Industrial	885	14.5%	909	15.3%
Retail	1,036	17.0%	1,021	17.2%
Other	853	14.0%	784	13.2%
United States
Office	693	11.4%	673	11.3%
Industrial	334	5.5%	268	4.5%
Retail	386	6.3%	345	5.8%
Other	89	1.5%	64	1.1%
United Kingdom
Office	41	0.7%	39	0.6%
Industrial	16	0.3%	22	0.4%
Retail	67	1.1%	71	1.2%
Other	–	–	6	0.1%
Total investment properties	6,092	100.0%	5,942	100%

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 57

Derivative Financial Instruments and Risk Mitigation

The fair value of derivative assets held by the Company was $948 million, while the fair value of derivative liabilities was $939 million as at December 31, 2013. Derivatives designated as part of a hedging relationship for accounting purposes represented 2.4%, or $1.1 billion, on a total notional basis.

Derivatives designated as part of a hedging relationship for accounting purposes are designed to minimize balance sheet and income statement mismatches. These hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

We use derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. We use certain foreign exchange agreements designated as fair value hedges to manage foreign currency fluctuations associated with AFS assets. Certain interest rate swaps are used to hedge interest rate exposure of associated liabilities. Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. Historically we have used currency swaps designated as net investment hedges to reduce foreign exchange fluctuations associated with certain net investments in foreign subsidiaries. During the fourth quarter, due to the restructuring of an internal reinsurance arrangement, we no longer require the use of a net investment hedge. Our hedging strategy does not hedge all risks; rather, it is intended to keep us within our risk tolerance limits.

In addition to the general policies and monitoring, we use a variety of tools in counterparty risk management. OTC derivative transactions are performed under ISDA Master Agreements. A Credit Support Annex accompanies most of the ISDAs, which establish requirements for collateral.

The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative Assets and Liabilities
($ millions)	2013	2012
As at December 31
Net fair value	9	1,519
Total notional amount	43,343	42,478
Credit equivalent amount	659	953
Risk-weighted credit equivalent amount	6	8

The total notional amount of derivatives in our portfolio increased to $43.3 billion as at December 31, 2013, from $42.5 billion at the end of 2012. This increase is primarily attributable to an increase of $565 million in interest rate contracts for duration matching activities and an increase of $1 billion in currency contracts hedging foreign currency assets. These increases were partially offset by a decrease of $700 million in equity contracts. The net fair value of derivatives decreased to $9 million as at December 31, 2013, from $1,519 million at the end of 2012. This decrease was primarily due to the impact of increasing swap rates on our interest rate swap portfolio and the impact of the depreciation of the Canadian dollar on our currency contract portfolio.

As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure.

The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

As at December 31, 2013, the credit equivalent amounts for interest rate contracts, foreign exchange contracts, and equity and other contracts were $468.5 million, $161.6 million and $28.8 million, respectively. The corresponding risk-weighted credit equivalent amounts were $3.9 million, $1.8 million and $0.2 million, respectively.

Impaired Assets

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value.

Financial assets that are classified as FVTPL, which represented 44.6% of our invested assets as at December 31, 2013, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value on our Consolidated Statements of Financial Position. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

In the absence of objective evidence of impairment, impairment losses are not recognized on AFS debt securities, equity securities and other invested assets if their amortized cost is greater than their fair value, resulting in an unrealized loss recognized in other comprehensive income. Unrealized losses may be due to interest rate fluctuations or depressed fair values in sectors which have experienced strong negative market performance. The fair value of AFS securities in an unrealized loss position amounted to $4.1 billion and the associated unrealized losses amounted to $0.13 billion as at December 31, 2013. The gross unrealized losses for FVTPL and AFS debt securities, as at December 31, 2013 was $1.17 billion and $0.13 billion, respectively, compared with $0.17 billion and $0.03 billion, respectively, as at December 31, 2012. The increase in gross unrealized losses was largely due to the impact of increasing interest rates during the year.

58 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Impaired mortgages and loans, net of allowance for losses, amounted to $113 million as at December 31, 2013, $33 million lower than the December 31, 2012 level for these assets.

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released. Our asset default provision disclosure reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities.

Our asset default provision as at December 31, 2013 was $1,564 million for losses related to possible future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. This represents 2.2% of the fixed income assets supporting insurance contract liabilities reported on our Consolidated Statement of Financial Position as at ended December 31, 2013.

Our asset default provision as at December 31, 2013 was $96 million higher than the provision as at December 31, 2012, reflecting increases in the provision for assets purchased and transferred net of dispositions, foreign currency impacts due to the weakening of the Canadian dollar, partially offset by the release of provisions on fixed income assets supporting our insurance liabilities.

The following table sets out the changes in our asset default provision for existing fixed income investments.

($ millions)	2013	2012
Opening balance	1,468	1,612
Purchases, dispositions and net asset movement(1)	114	411
Changes in assumptions and methodologies	5	13
Changes in ratings	17	16
Release of provisions(2)	(204)	(222)
Assets transferred from (to) Discontinued Operations	98	(343)
Currency	66	(19)
Closing balance	1,564	1,468
(1)	Net movement reflects the fluctuation in the value of FVTPL assets arising from movements in interest rates, credit spreads and other factors that impact the market value of fixed income investments.
(2)	This amount represents the orderly release of provisions for future credit events held in insurance contract liabilities.

Risk Management

Risk Management Framework

We protect and enhance value through effective risk management by providing a framework to optimize risk-return and enhance stakeholder value creation. Effective risk-taking and risk management are critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. Risks should not necessarily be eliminated, but need to be appropriately managed to achieve the Company’s overall corporate objectives. Our risk philosophy is based on the premise that we are in the business of accepting risks for appropriate return. In conducting business activities, the Company takes on those risks that meet the objectives of the organization. Risk management is aligned with the corporate vision, mission and strategy, and is embedded within the business management practices of every business segment.

The Risk Management framework highlights six major categories of risk – credit risk, market risk, insurance risk, operational risk, liquidity risk and business risk – and sets out key processes for their management in the areas of risk appetite, risk identification, risk measurement and assessment, risk response, risk monitoring and control, and risk reporting and communication. Specifically, the framework sets out qualitative and quantitative measures that aim to control the amount of risk the Company will bear in respect of each of these risk categories and in aggregate.

The framework recognizes the importance of risk culture in the effective management of enterprise risk. Our risk culture is supported by a strong “tone from the top”, which emanates from the Board of Directors and cascades through the Board Committees, our CEO and executive officers, management and staff. A key premise of our enterprise risk management culture is that all employees and distributors have an important role to play in managing enterprise risks. Our risk culture is well-defined and embedded in our day-to-day business activities. Employees at all levels of the organization share a common philosophy and set of values regarding risk. Business decisions are made at all levels of the organization, and every employee has a role in managing risk, including identification of exposures, and communication and escalation of risk concerns. We seek to instill a disciplined approach to optimizing the inherent trade-offs between risk and return in all our risk management practices.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 59

Risk Appetite

Our Risk Appetite Framework defines the type and amount of risk we are willing to accept in pursuit of our business objectives. It is forward-looking and is integrated with and aligned to the company’s overall mission statement, short-term and long-term strategic plan, capital plan, financial plan, and business objective setting processes. The same set of internal and external considerations used in developing business strategy are also used in the formulation of risk appetite which ensures these are aligned and mutually reinforcing.

The Company’s risk appetite balances the various needs, expectations, risk and reward perspectives and investment horizons of key stakeholders. In particular, our risk appetite supports the pursuit of shareholder value while ensuring that the Company’s ability to pay claims and fulfil long-term policyholder commitments is not compromised. Our risk appetite supports long-term credit and financial strength ratings, ongoing favourable access to capital markets and the continuing enhancement of the Company’s overall franchise value and brand.

The Company’s risk appetite is the primary mechanism for operationalizing our risk philosophy. To accomplish this, risk appetite incorporates a number of qualitative and quantitative principles that embody our philosophy and reflect the Company’s overall risk management principles and values. Our risk appetite and risk limits are revised periodically to reflect the risks and opportunities inherent in our evolving business strategies and operating environment. We operate in accordance with our risk appetite, which is formally set out in our Risk Appetite Framework that is approved annually by the Board of Directors.

Risk Identification, Measurement and Assessment

We identify the key risks facing our business through our enterprise key risk process, where all business segments employ a common approach to identify, measure and assess risks. Business segments have front line accountability for identifying and managing risks facing their business. We also evaluate potential correlations between various risk events and categories, and monitor emerging risks, regulatory and rating agency requirements, and industry developments.

Risk measurement and assessment involves evaluating potential risk exposures, and includes a number of techniques such as monitoring key risk indicators, stress testing, scenario analysis and stochastic scenario modelling. A robust stress testing program is an essential component of the Company’s risk management framework. Stress testing is used to set the Company’s risk appetite and evaluate risk exposures versus limits. We also use the DCAT process, as required by our regulator, to project income and capital for a five-year period based on plausible adverse scenarios. We also perform a variety of stress tests on earnings, regulatory capital ratios and liquidity that consider significant but plausible adverse scenarios.

We also have a process to identify and monitor emerging risks that may have a material impact on our finances, operations or reputation. We conduct stress testing of the Company’s earnings and MCCSR ratio to key emerging risks and scenarios on a regular basis.

Risk Response, Monitoring and Control, and Reporting

Risk response decisions are formed by evaluating how well the outcomes of the risk assessment conform to our risk appetite, including an assessment of risk-adjusted return.

Key enterprise monitoring and control processes include oversight by the Board of Directors, which is exercised through four Board committees – Risk Review Committee, Governance, Nomination & Investment Committee, Audit and Conduct Review Committee and Management Resources Committee. Senior management oversight is provided through several executive-level committees including the Executive Risk Committee, Corporate Credit Committee, Corporate Asset Liability Management Committee and Executive Investment Committee, each of which focus on specific risks.

On a quarterly basis, the Executive Risk Committee, Board Committees and the Board of Directors review reports that summarize the exposures across our principal risks including any changes in key risk trends. These committees also review the effectiveness of the mitigation strategies presented in the reports. On an annual basis, the Board of Directors and the Board Committees review and approve key policies for the management of risk and review compliance with these policies.

Risk Philosophy and Principles

Our risk philosophy reflects a number of core principles that embody our overall risk appetite and values. These principles are outlined below:

Strategic Alignment

Our risk appetite is aligned with our overall corporate vision, mission and business strategy. This alignment is obtained by the consideration of key risks that we are willing to accept in order to achieve return expectations and successfully achieve our stated mission to “help customers achieve lifetime financial security” and our business objectives. These key risks include insurance risks, market risks, credit risks, liquidity risks and operational risks and we have established a range of explicit risk appetite limits and operational control points for these risks. Risks that are associated with activities outside of our risk appetite and approved business strategies are generally avoided.

We seek to allocate our risk-taking capacity in a manner that optimizes the overall level of risk-adjusted returns and stakeholder value creation. Budgeting of risk-taking capacity is managed through the application of risk limits and the embedding of strong risk management discipline into a wide range of key management decision-making processes.

Stakeholder Interests

Our risk framework considers the interests of a large number of key stakeholder groups, including policyholders, shareholders and investors, debt-holders, employees, regulators, distributors, rating agencies and other capital market participants. Our risk framework endeavours to appropriately balance the needs, expectations, risk and reward perspectives and investment horizons of these stakeholders.

60 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Effective risk management requires that objectives and incentives be aligned to ensure management’s decisions are consistent with the Company’s desired risk and return profile. Compensation practices for executives are approved by the Board of Directors and aligned with our risk philosophy, values, business and risk strategies, and long-term interests. As appropriate, risk management goals are considered in establishing annual performance objectives to ensure that business decisions are consistent with the desired risk and return profile.

Capability Alignment

Our risk appetite is aligned with our inherent risk management capabilities. Our ability to perform robust risk assessments, the quality of our risk governance and control environment and the depth and quality of our risk responses and pricing strategies are particularly important capabilities. We seek out profitable risk-taking opportunities in those areas where we have established risk management skills and capabilities. Conversely, we endeavour to avoid risks that are beyond our risk-taking capability.

Portfolio Perspective

Risk-return trade-offs are assessed and managed based on the intrinsic merits of a particular opportunity and by their marginal contribution to our overall risk profile and business portfolio. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available relationships already inherent in our business model and risk portfolio.

Governance Structure and Accountabilities

Our enterprise risk management framework sets out lines of responsibility and authority for risk-taking, governance and control.

Board of Directors

Our Board of Directors is responsible for ensuring that risk management policies and practices are in place. Through approval of our risk appetite and ongoing oversight, the Board of Directors ensures that our principal risks are appropriately identified and managed. The Board of Directors has delegated primary oversight of risk management to its Risk Review Committee, which is a standing committee of the Board of Directors. The primary function of the Risk Review Committee is to assist the Board of Directors with its oversight of the enterprise risk framework in order to promote a balanced business and product model that will achieve desired risk-adjusted returns and allocate capital accordingly. The Risk Review Committee oversees the identification of major areas of risks, the development of strategies to manage those risks, reviews and approves risk management policies and reviews compliance with these policies. The Risk Review Committee oversees policies, practices, procedures and controls related to the capital structure, compliance with regulatory capital requirements and reviews and monitors the Capital plan.

The Board of Directors has delegated to the Governance, Nomination & Investment Committee responsibilities related to monitoring of the Investment Plan, overseeing practices, procedures and controls related to the management of the general fund investment portfolio, and developing effective corporate governance guidelines and processes including policies and processes to sustain ethical behaviour.

The Board of Directors has delegated the approval of compliance policies to the Audit and Conduct Review Committee. Its primary functions are to assist the Board of Directors with its oversight role by reviewing the integrity of financial statements and related information provided to shareholders and others, compliance with financial regulatory requirements, adequacy and effectiveness of the internal controls implemented and maintained by management, compliance with legal and regulatory requirements and the identification and management of compliance risk; and the qualifications, independence and performance of the external auditor who is accountable to the committee, the Board of Directors and our shareholders.

The Management Resources Committee is responsible for assisting the Board of Directors in ensuring we have the leadership resources for succession of senior executive positions and programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives. In addition the Management Resource Committee reviews the design, approval and governance of incentive programs to align business objectives and incentives.

Senior Management Committees

The Executive Risk Committee is responsible for providing executive oversight of the Company’s enterprise risk management activities. This mandate includes executive oversight of the development and articulation of the Company’s formal risk appetite and risk limits, the processes in place to ensure ongoing identification of major risks facing the Company and the development of strategies and tactics to manage those risks in accordance with the risk appetite and overall objective of optimizing the global risk and return of the Company.

The Corporate Credit Committee is responsible for overseeing, managing and advising on credit risk exposures facing the Company and to ensure that effective credit risk management policies and controls are in place.

The Corporate Asset Liability Management Committee is responsible for providing executive oversight and direction for the effective measurement, control and management of the market and liquidity risks arising from the Company’s investing, financing and insurance underwriting activities.

The Executive Investment Committee is responsible for providing oversight on new investment initiatives and reviewing resource capacity, overall portfolio analytics and portfolio composition, sector reviews, derivative processes and positions, impairment reviews, quarterly financial information, the annual investment plan, investment finance systems/projects and investment control processes.

Accountabilities

Primary accountability for risk management is delegated by the Board of Directors to our CEO, and the CEO further delegates responsibilities throughout the Company through management authorities and responsibilities. The CEO delegates line accountability for the various classes of risk management to our executive officers, who are accountable for ensuring the management of risk in their scope of business accountability is in accordance with Board-approved risk policies, the risk management framework and the risk appetite framework. In particular, business segment leaders have overall, front line accountability for managing the risks in their operations and a network of compliance and risk officers provide independent oversight of these activities.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 61

The Chief Risk Officer (“CRO”) is responsible for developing and implementing our enterprise risk management framework, and for overseeing development and implementation of risk management strategies aimed at optimizing the global risk-return profile of the Company. The CRO is responsible for providing independent functional oversight of our enterprise-wide risk management programs by ensuring that effective risk management processes are in place for risk identification, risk measurement and assessment, risk response, risk monitoring and control, and risk reporting and communication of risks inherent in our activities. Our governance model for risk management also includes oversight from the various functional heads in the Corporate Office. The Internal Audit function provides ongoing assessments of the effectiveness of, and adherence to, internal controls. All of the functional heads support the CRO in the development and communication of our enterprise risk management framework. The CRO is also supported by a network of business segment risk officers.

Risk Management Policies

In order to support the effective communication, implementation and governance of our enterprise risk framework, we have codified our processes and operational requirements in a comprehensive series of risk management policies and operating guidelines. These policies and guidelines promote the application of a consistent approach to managing risk exposures across our global business platform. The Board of Directors and the Board Committees annually review and approve the risk management policies and also review an annual report summarizing management’s attestation of compliance to these policies.

Risk Categories

The shaded text and tables in the following section of this MD&A represent our disclosure on credit and market risks in accordance with IFRS 7 Financial Instruments – Disclosures and includes a discussion on how we measure risk and our objectives, policies and methodologies for managing these risks. The shaded text and tables represent an integral part of our audited annual Consolidated Financial Statements for the years ended December 31, 2013, and December 31, 2012. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

Unless otherwise indicated, amounts presented in the sections that follow reflect the results of our Continuing Operations, including the comparative period of December 31, 2012. When referring to segregated funds it is inclusive of segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

Our Enterprise Risk Management framework highlights six major risk categories – credit risk, market risk, insurance risk, operational risk, liquidity risk and business risk.

Credit Risk

Risk Description

Credit risk is the risk of loss from amounts owed by our financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors (e.g., mortgagors), structured securities, reinsurers, derivative counterparties, other financial institutions (e.g., amounts held on deposit) and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of or ability to realize on any underlying security that may be used to collateralize the debt obligation. Credit risk can occur at multiple levels, as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and increase our provisions for asset default, adversely impacting earnings.

Credit Risk Management Governance and Control

Credit risk is one of the key risks that we assume in order to realize the organization’s business objectives. We endeavour to assume only the amount of credit risk that is consistent with our risk appetite and produces an appropriate rate of return on the capital employed.

The Board of Directors, the Risk Review Committee and the Governance, Nomination & Investment Committee are responsible for providing appropriate oversight of credit risk. The investment function is responsible for day-to-day portfolio credit risk selection and underwriting and for monitoring implementation of and compliance with policies and strategies, and providing analytics support and management information reporting for all of the asset classes and for the portfolio management function. Corporate Risk Management is responsible for providing oversight of our credit risk management programs by ensuring that effective processes are in place for the ongoing identification, assessment, mitigation, monitoring and reporting of risks inherent in the organization’s activities. Specific accountabilities include ongoing policy administration of the credit risk management policy, review and monitoring of enterprise and Business Group credit risk limits, adjudication of internal risk ratings for new fixed income investments, independent validation of internal risk ratings and internal risk models, and development and coordination of credit risk reporting to the appropriate executive and Board committees. The Corporate Credit Committee enhances overall governance of credit risk management activities, with a particular focus on the oversight of enterprise level concentrations and exposures, emerging risk issues and trends in credit market movements.

62 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Fixed income investments are rated using scorecards which combine probability of default and loss given default to arrive at a credit risk rating. The rating, expressed using a 22-point scale consistent with those used by external rating agencies, is based on detailed examination of the borrower’s or issuer’s credit quality and the characteristics of the specific instrument. The probability of default assessment is based on borrower-level or issuer-level analysis, which encompasses an assessment of industry risk, business strategy, competitiveness, strength of management, and other financial information. The loss given default assessment is based on instrument-level analysis, which considers the impact of guarantees, covenants, liquidity and other structural features. Under internal policy, our ratings cannot be higher than the highest rating provided by Nationally Recognized Statistical Rating Organizations (“NRSROs”). Certain assets, including those in our sovereign debt and asset-backed securities portfolios, are assigned a rating based on ratings provided by NRSROs using a priority sequence order of Standard & Poor’s, Moody’s, Fitch and DBRS Limited. These scorecards support a stochastic value at risk model which produces a distribution of losses dependent on thousands of scenarios which is used to stress test the portfolio and to uncover unintentional concentrations and correlations.

Our core principles of credit risk management include asset diversification, fundamental research and analysis of cash flows, proactive and continuous monitoring, active management and relative value assessment, all with the objective of optimizing risk-adjusted returns, with due consideration for the impacts of capital and taxation.

We employ a wide range of credit risk management practices and controls, as outlined below:

• Enterprise risk appetite limits have been established for credit risk.
• Ongoing monitoring and reporting of credit risk income and regulatory capital sensitivities against pre-established risk limits.
• Detailed credit risk management policies, guidelines and procedures.
• Specific investment diversification requirements such as defined investment limits for asset class, geography and industry.
• Risk-based credit portfolio, counterparty and sector exposure limits.
• Mandatory use of credit quality ratings for portfolio investments which are established and reviewed regularly.
• Independent adjudication of new fixed income investment internal rating decisions and ongoing reviews of the in-force portfolio internal rating decisions.
• Comprehensive due diligence processes and ongoing credit analyses.
• Regulatory solvency requirements that include risk-based capital requirements.
• Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits.
• Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
• Stress-testing techniques, such as Dynamic Capital Adequacy Testing (“DCAT”), are used to measure the effects of large and sustained adverse credit developments.
• Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
• Target capital levels exceed internal and regulatory minimums.
• Active credit risk governance including independent monitoring and review and reporting to senior management and the Board of Directors.

Additional information concerning credit risk can be found in Note 6 to our 2013 Consolidated Financial Statements.

Market Risk

Risk Description
We are exposed to significant financial and capital market risks – the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes: (i) equity market risk, resulting from changes in equity market prices; (ii) interest rate and spread risk, resulting from changes in interest rates or spreads; (iii) currency risk, resulting from changes in foreign exchange rates; and (iv) real estate risk, resulting from changes in real estate prices. In addition, we are subject to other price risk resulting from changes in market prices other than those arising from equity risk, interest rate and spread risk, currency risk or real estate risk, whether those changes are caused by factors specific to the individual insurance contract, financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

These factors can also give rise to liquidity risk if we are forced to sell assets at depressed market prices in order to fund our commitments. Market changes and volatility could be the result of general capital market conditions or specific social, political or economic events.

Market Risk Management Governance and Control
We employ a wide range of market risk management practices and controls, as outlined below:

• Enterprise risk appetite limits have been established for market risks.
• Ongoing monitoring and reporting of market risk income and regulatory capital sensitivities against pre-established risk limits.
• Detailed asset-liability and market risk management policies, guidelines and procedures.

•   Management and governance of market risks is achieved through various asset-liability management and risk committees that oversee market risk strategies and tactics, review compliance with applicable policies and standards, and review investment and hedging performance.

• Hedging and asset-liability management programs are maintained in respect of market risks.
• Product design and pricing policy requires a detailed risk assessment and pricing provisions for material risks.
• Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse market movements.
• Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
• Target capital levels exceed internal and regulatory minimums.
• Active market risk governance including independent monitoring and review and reporting to senior management and the Board of Directors.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 63

Equity Market Risk
Equity market risk is the potential for financial loss arising from declines and volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity market risk arises in connection with benefit guarantees on segregated fund contracts. These benefit guarantees are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for these guarantees is uncertain, and will depend upon a number of factors including general capital market conditions, policyholder behaviour and mortality experience, which may result in negative impacts on our net income and capital.

We derive a portion of our revenue from fee income generated by our asset management businesses and from certain insurance and annuity contracts where fee income is levied on account balances that generally move in line with equity market levels. Accordingly, adverse fluctuations in the market value of such assets would result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) for these businesses, and this may result in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting general account liabilities, surplus and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

Interest Rate and Spread Risk

Interest rate and spread risk is the potential for financial loss arising from changes or volatility in interest rates or spreads when asset and liability cash flows do not coincide. We are exposed to interest rate or spread risk when the cash flows from assets and the policy obligations they support are mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or spread environments. The impact of changes or volatility in interest rates or spreads is reflected in the valuation of our financial assets and liabilities for insurance contracts in respect of insurance and annuity products.

Our primary exposure to interest rate and spread risk arises from certain general account products and segregated fund contracts which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums we have not received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing spreads may also result in increased asset calls, mortgage prepayments and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. In contrast, increases in interest rates or a widening of spreads may have a material impact on the value of fixed income assets, resulting in depressed market values, and may lead to losses in the event of the liquidation of assets prior to maturity.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. Conversely, higher interest rates or wider spreads will reduce the value of our existing assets. These exposures generally fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

A sustained low interest rate environment may adversely impact our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

•	Lower sales of certain protection and wealth products, which can in turn pressure our operating expense levels;
•	Shifts in the expected pattern of redemptions (surrenders) on existing policies;
•	Higher equity hedging costs;
•	Higher new business strain reflecting lower new business profitability;
•	Reduced return on new fixed income asset purchases;
•	The impact of changes in actuarial assumptions driven by capital market movements, including declines in fixed income reinvestment rates in our insurance contract liabilities;
•	Impairment of goodwill; and
•	Additional valuation allowances against our deferred tax assets.

64 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Market Risk Sensitivities
We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gaps, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk appetite limits which are calibrated to our risk appetite.

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates (including credit and swap spreads) and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements.

The market value of our investments in fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. Similarly, the market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the initial unrealized gains (losses) or OCI position at the start of the period plus the change in market values during the current period up to the point of sale. The sale of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

During 2013, we realized $145 million (pre-tax) in net gains on the sale of AFS assets. At December 31, 2013, the net unrealized gains or OCI position on AFS fixed income and equity assets was $169 million and $160 million, respectively, after-tax.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 65

The following tables set out the estimated immediate impact or sensitivity of our net income, OCI and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2013 and December 31, 2012.

Interest Rate and Equity Market Sensitivities

As at December 31, 2013(1)
($ millions, unless otherwise noted)
Interest rate sensitivity(2)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)
Individual Insurance	$(200)	$(50)	$50	$100
Variable Annuities and Segregated Fund Guarantees	$–	$–	$–	$–
Fixed Annuity and Other	$(100)	$(50)	$50	$50
Total	$(300)	$(100)	$100	$150
Potential impact on OCI(4)	$350	$200	$(150)	$(350)
Potential impact on MCCSR (percentage points)(5)(7)	5% points decrease	2% points decrease	2% points increase	3% points increase
Equity markets sensitivity(6)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(250)	$(100)	$50	$150
Potential impact on OCI(4)	$(150)	$(50)	$50	$150
Potential impact on MCCSR (percentage points)(5)(7)	10% points decrease	4% points decrease	2% points increase	3% points increase

As at December 31, 2012(1)
($ millions, unless otherwise noted)
Interest rate sensitivity(2)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)
Individual Insurance	$(300)	$(150)	$100	$200
Variable Annuities and Segregated Fund Guarantees	$–	$–	$–	$–
Fixed Annuity and Other	$–	$–	$–	$(50)
Total	$(300)	$(150)	$100	$150
Potential impact on OCI(4)	$300	$150	$(150)	$(300)
Potential impact on MCCSR (percentage points)(5)(7)	6% points decrease	3% points decrease	1% point increase	3% points increase
Equity markets sensitivity(6)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(150)	$(50)	$50	$100
Potential impact on OCI(4)	$(150)	$(50)	$50	$150
Potential impact on MCCSR (percentage points)(5)(7)	8% points decrease	3% points decrease	4% points increase	5% points increase
(1)	Net income and OCI sensitivities have been rounded to the nearest $50 million.
(2)	Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2013 and December 31, 2012, respectively. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(3)	The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2013 and December 31, 2012, respectively, and include new business added and product changes implemented prior to such dates.
(4)	A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities, with no net income impact in the reporting period.

(5)	The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2013 and December 31, 2012, respectively. This excludes the impact on assets and liabilities that are included in SLF Inc. but not included in Sun Life Assurance.

(6)	Represents the respective change across all equity markets as at December 31, 2013 and December 31, 2012, respectively. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(7)	MCCSR sensitivities reflect the impact of IAS 19 Employee Benefits and its phase-in impact on available capital.

Our net income sensitivity to changes in interest rates is largely unchanged since December 31, 2012. This is the result of offsetting impacts from changes to interest rate levels, changes in actuarial methods, assumptions and modelling, and ongoing hedging activities throughout 2013. Our net income sensitivity to equity markets has increased since December 31, 2012. This increase is largely caused by changes in hedging activities throughout 2013.

The above sensitivities were determined using a 50 basis point change in interest rates and a 10% change in our equity markets because we believe that these market shocks were reasonably possible as at December 31, 2013. We have also disclosed the impact of a 100 basis point change in interest rates and a 25% change in equity markets to illustrate that significant changes in interest rates and equity market levels may result in other than proportionate impacts on our sensitivities at more significant market movements.

66 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our shareholder net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our liability and asset valuations (including non-sovereign fixed income assets, including provincial governments, corporate bonds and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Credit Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)	50 basis point decrease	50 basis point increase
December 31, 2013	(100)	100
December 31, 2012	(125)	125
(1) In most instances, credit spreads are assumed to revert to long-term actuarial liability assumptions generally over a five-year period. Swap Spread Sensitivities ($ millions, after-tax)
Net income sensitivity	20 basis point decrease	20 basis point increase
December 31, 2013	50	(50)
December 31, 2012	50	(25)

The spread sensitivities assume parallel shifts in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates also exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Please refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

Market Risk Management Strategies

Market risk is managed at all stages during the product life cycle including appropriate product design and development, ongoing review and positioning of our suite of products, and ongoing asset-liability management and hedge re-balancing.

We have implemented asset-liability management and hedging programs involving regular monitoring and adjustment of market risk exposures using assets, derivative instruments and repurchase agreements to maintain market risk exposures within our risk appetite. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors including changes in market levels and volatility, and changes in the general market and regulatory environment within which these hedging programs operate. In addition, these programs may themselves expose us to other risks.

Our market risk management strategies are developed based on policies and operating guidelines at the enterprise level, business group level and product level. Liabilities having a similar risk profile are grouped together and a customized investment and hedging strategy is developed and implemented to optimize return within our risk appetite limits.

In general, market risk exposure is mitigated by the assets supporting our products. This includes holdings of fixed income assets such as bonds and mortgages. Derivative instruments may supplement these assets to reduce the risk from cash flow mismatches and mitigate the market risk associated with liability features and optionality. The following table sets out the use of derivatives across a number of our products as at December 31, 2013.

Asset-Liability Management Applications for Derivative Usage

The primary uses of derivatives are set out in the table below.

Products/Application	Uses of Derivative	Derivatives Used
General asset-liability management – interest rate risk exposure for most insurance and annuity products	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps, swaptions, floors and bond futures
Guarantees on insurance and annuity contracts – minimum interest rate guarantees, guaranteed surrender values, guaranteed annuitization options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Swaptions, floors, interest rate swaps, futures on interest rates and spread locks on interest rates
Segregated fund guarantees	To manage the exposure of product guarantees sensitive to movement in equity market and interest rate levels	Put and call options on equity indices, futures on equity indices, government debt securities, interest rate swaps and futures, and foreign exchange forwards
Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 67

General Account Insurance and Annuity Products

Most of our expected sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products are the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies, and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are rebalanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to significant reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. This exposure is hedged using both assets and derivative instruments. Interest rate derivatives used in the hedging strategy may include interest rate swaps and swaptions.

Segregated Fund Guarantees

Approximately one half of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

Segregated Fund Risk Exposures ($ millions)

	As of December 31, 2013
	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,987	255	11,271	(20)
SLF U.S.	4,793	206	4,716	52
Run-off reinsurance(4)	2,792	482	2,018	442
Total	20,572	943	18,005	474

	As of December 31, 2012
	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,283	554	11,731	488
SLF U.S.	4,062	238	4,164	101
Run-off reinsurance(4)	2,335	597	2,106	500
Total	18,680	1,389	18,001	1,089
(1)	The amount at risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(2)	For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3)	The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4)	The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment. In addition to the market risks associated with the underlying policy guarantees, valuation data is refreshed only periodically by the primary underwriters of this business, and as a result the financial results of this business are subject to ongoing refinements as updated valuation data and experience is reported to us.

68 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

The movement of the items in the table above from December 31, 2012 to December 31, 2013 was primarily as a result of the following factors:

(i)	fund values increased due to favourable equity market movements and the weakening of the Canadian dollar against the U.S. dollar;
(ii)	the amount at risk decreased due to favourable equity market movements;
(iii)	the total value of guarantees are largely unchanged from 2012 due to the weakening of the Canadian dollar, new business written and automatic resets being offset by the natural run-off of the block; and
(iv)	insurance contract liabilities decreased due to favourable equity market and interest rate movement.

Segregated Fund Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at December 31, 2013, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees and we do not hedge the value of other fee streams that do not relate to costs of hedging.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2013.

Impact of Segregated Fund Hedging ($ millions)

December 31, 2013

	Changes in Interest Rates(3)		Changes in Equity Markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(250)	(200)	(500)
Hedging impact	150	250	150	400
Net of hedging	–	–	(50)	(100)
December 31, 2012
	Changes in Interest Rates(3)		Changes in Equity Markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(400)	(200)	(650)
Hedging impact	200	400	200	600
Net of hedging	–	–	–	(50)
(1)	Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(2)	Net income sensitivities have been rounded to the nearest $50 million.
(3)	Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2013. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(4)	Represents the change across all equity markets as at December 31, 2013. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our hedging strategy is applied both at the line of business/product level and enterprise level using a combination of longer-dated put options and dynamic hedging techniques (i.e. frequent re-balancing of short-dated interest rate and equity derivative contracts). We actively monitor our overall market exposure and may implement tactical hedge overlay strategies (primarily in the form of futures contracts) in order to align expected earnings sensitivities with enterprise risk management objectives.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 69

Currency Risk
Currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign exchange hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets so as to match the currency of aggregate liabilities and required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign exchange derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our asset-liability management policy. As at December 31, 2013 and December 31, 2012, the Company did not have a material currency risk exposure on a functional currency basis.

Changes in exchange rates can, however, affect our net income and surplus when results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency, and vice versa.

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2013 would decrease net income by approximately $150 million ($150 million as at December 31, 2012). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2013 would increase net income by approximately $150 million ($150 million as at December 31, 2012).

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are forward-looking information. They are measures of our estimated net income and OCI for changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2012 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking statements and MCCSR ratio sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance’s MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2013 and December 31, 2012. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.
The sensitivities are based on methods and assumptions in effect as at December 31, 2013 and December 31, 2012, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.
Our hedging programs may themselves expose us to other risks, including basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements

70 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through ISDA agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.
For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected assumptions affecting amounts of claims, benefits payments, expenses and the cost of embedded options and guarantees related to insurance risks. This risk class includes risk factors relating to product development and pricing, mortality, morbidity, longevity, policyholder behaviour, expense and reinsurance.

Insurance Risk Management Governance and Control

Insurance risk is managed through a number of enterprise-wide controls addressing a wide range of insurance risk factors, as follows:

•	Enterprise risk appetite limits have been established for longevity, mortality and morbidity risk.
•	Ongoing monitoring and reporting of insurance risk income and regulatory capital sensitivities against pre-established risk limits.
•	Enterprise-insurance underwriting and claims management policy, product design and pricing policy and reinsurance ceded policy.
•

Our global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting. Policies and procedures, including criteria for approval of risks and for claims adjudication are established for each business segment.

•	Product design and pricing policy requires detailed risk assessment and provision for material risks.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•	Target capital levels exceed internal and regulatory minimums.
•	Board approved maximum retention limits (amounts issued in excess of these limits are reinsured).
•	Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
•

Concentration risk exposure is monitored on group policies in a single location should an event (such as a natural disaster, large-scale man-made disaster, or act of terrorism) occur resulting in a significant impact.

•	Enterprise underwriting and risk selection standards with oversight by corporate underwriting and claims risk management function.
•	Diversification and risk pooling is managed by aggregation of broad exposures across product lines, geography, distribution channels etc.
•	Company specific and industry level experience studies and sources of earnings analysis are monitored and factored into ongoing valuation, renewal and new business pricing processes.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•

Reinsurance ceded policy and credit risk policy establishes acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. Our reinsurance counterparty risk profile is monitored closely, including through annual reporting to the Risk Review Committee of the Board.

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Underwriting and Claims Liability Management Policy sets maximum global retention limits and related management standards and practices which are applied to reduce our exposure to large claims. Amounts in excess of the Board approved maximum retention limits are reinsured. On a single life or joint-first-to-die basis our retention limit is $25 million in Canada and is US$25 million outside of Canada. For survivorship life insurance, our maximum global retention limit is $30 million in Canada and is US$30 million outside of Canada. In certain markets and jurisdictions retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics. Reinsurance is used to provide catastrophic mortality and morbidity coverage for the Canadian GB business.

Our reinsurance coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. This includes performing periodic due diligence on our reinsurance counterparties as well as internal credit assessments on counterparties with which we have material exposure. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 71

Operational Risk

Risk Description

Operational risk is the uncertainty arising from larger than expected losses or damage to finances or reputation resulting from inadequate or failed internal processes, controls, people, systems, or from external events. Operational risk is naturally present in all of our business activities and encompasses a broad range of risks, including those pertaining to legal and regulatory compliance, business continuity, model risk, information system security and privacy, outsourcing, theft and fraud, environmental risk, human resource management, liquidity risk, processing errors, complex modelling and damage to physical assets. Operational risk management is embedded in the practices utilized to manage other risks and, therefore, if not managed effectively, operational risk can impact our ability to manage other key risks such as credit risk, market, liquidity and insurance risk.

Operational Risk Management Governance and Control

Our governance practices, corporate values, Code of Conduct and enterprise-wide approach to managing risk set the foundation for mitigation of operational risks. Our Code of Conduct sets the tone for a strong ethical culture, and we regularly review and update the Code of Conduct to ensure that it continues to meet the expectations of regulators and other stakeholders. All our employees must reconfirm annually their understanding of and commitment to comply with the Code of Conduct.

We enhance this foundation by establishing appropriate internal controls and systems, compensation programs, and by seeking to hire and retain trained and competent people throughout the organization. We align compensation programs with business strategy, long-term shareholder value and good governance practices, and we benchmark them against peer companies. We perform ongoing monitoring and reporting of all significant operational risks, including regular briefings to senior management and Board Committees.

Through our corporate insurance program, we transfer a portion of our operational risk exposure by purchasing enterprise and local insurance coverage that provides some protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfies legal requirements and contractual obligations.

The following is a description of enterprise risk management programs for key operational risks that could materially impact our ability to do business or our reputation.

Legal and Regulatory Risk

As a result of our global activities, we are subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. Failure to comply with applicable laws or to conduct our business consistent with changing regulatory or public expectations could adversely impact our reputation and may lead to regulatory proceedings, penalties, litigation or an inability to carry out our business strategy.

Our Chief Compliance Officer oversees our comprehensive enterprise-wide compliance framework, which is consistent with regulatory guidance from OSFI and other regulators. This framework promotes proactive, risk-based management of compliance and regulatory risk, and includes: enterprise and business segment policies, standards and operating guidelines, programs to promote awareness of laws and regulations that impact us, ongoing monitoring of emerging legal issues and regulatory changes, and training programs. There are also new employee orientation programs that include anti-money laundering and anti-terrorist financing, anti-bribery and corruption, privacy and information security risk management. To ensure effective oversight and implementation, the framework is supported by an enterprise network of compliance officers and the general counsel in each business segment. The Chief Compliance Officer reports regularly to the Board of Directors and Board Committees on the state of enterprise compliance, key compliance risks, emerging regulatory trends, escalation of key issues and key risk indicators.

Human Resources Risk

The competition for top talent (including executive, employee and distributors) is intense and an inability to recruit and retain employees can have significant impact on our capacity to meet our business objectives. To mitigate this risk, we have comprehensive Human Resource policies, practices and programs in place. In addition, employee training, development and compensation programs are designed to attract, motivate and retain high-performing employees. Our leadership review program assesses talent and leadership development and is designed to build leadership bench strength and succession options. Through the monitoring of enterprise-wide employee engagement surveys we are able to devise strategies geared to address issues that may arise.

Model Risk

We use highly complex models to support many business functions including pricing, valuation, asset liability management and risk management. To manage model risk, we have established a robust, enterprise-wide model risk management framework with respect to building, changing and using models. The policy and operating guidelines set out minimum, risk-based requirements to ensure that models are effectively controlled, maintained and appropriately understood by users.

Technology Risk

We use technology to support virtually all aspects of our business and operations. To manage the risks associated with our technology infrastructure and applications, we have implemented a number of policies, standards and controls through our technology approval and governance model to ensure ongoing operational integrity, systems availability, data integrity and information security. A system development methodology and process has been designed and implemented. Our global technology program is overseen by the Chief Information Officer.

Business Continuity Risk

Disruption to operations or systems from man-made or natural disasters may occur. To manage this risk, we have implemented an enterprise business continuity program to facilitate the recoverability of critical business operations. This global business continuity program encompasses business continuity planning, crisis management and disaster recovery. Our policies, standards and operating guidelines establish consistent processes and procedures. These policies and programs are designed to ensure that, to the extent

72 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

practically possible, key business functions can continue and normal operations can resume effectively and efficiently should a major disruption occur. These programs are updated and tested on a regular basis, and each business segment maintains its own business continuity plan under the oversight of the global business continuity program. In addition, we conduct mandatory business continuity awareness training for all employees annually, and have off-site backup facilities and failover capability designed to minimize downtime and accelerate recovery time.

Information Security and Privacy Risks

Security governance is the foundation for establishing and maintaining a secure environment. Information security breaches, including malware and other forms of cyber-attack, could occur and may result in inappropriate use or release of personal and confidential information. To mitigate this risk, we have implemented an enterprise security program. This program encompasses the governance framework for security in the Company through policies, standards and controls to protect information and computer systems that are aligned to recognized industry standards and are compliant with applicable laws and regulations. In addition, we conduct mandatory security awareness training for all employees annually. An incident management process is established for monitoring and managing security events.

Privacy breaches could occur and may result in unauthorized disclosure or use of personal information. Many jurisdictions in which we do business are developing and implementing more stringent privacy legislation. Our Chief Privacy Officer oversees the global privacy program which requires adherence to our global privacy commitment and local laws and local privacy policies. Ongoing monitoring of emerging privacy legislation and a network of privacy officers in the business segments have been established to monitor and provide guidance on handling personal information and for reporting privacy incidents to appropriate management for response and resolution. In addition we conduct privacy impact assessments, training and regular monitoring and reporting to help mitigate the privacy risk.

In addition, social media risks could significantly impact our reputation due to its broad reach and real-time interaction. We continue to monitor social media to ensure we can take action to mitigate an event that could potentially have a negative impact on our brand.

Outsourcing Risk

We choose to outsource some services to external third parties, including information technology, operations and investment management. There are financial, operational and reputational risks if these third parties are unable to meet their ongoing service commitments, which could jeopardize our business. To manage these risks, we have established an enterprise-wide outsourcing policy which is consistent with OSFI requirements. Our outsourcing risk management program includes specific requirements and guidance to manage significant outsourcing arrangements. The program also includes annual reporting of material outsourcing arrangements to the Board of Directors.

Environmental Risk

As an organization we are committed to conducting our business activities in a manner that recognizes the need to preserve the quality of the environment. Further, an environmental issue on a property owned by us or on any property with which we are affiliated could have financial or reputational impacts. An environmental risk management program is maintained to help protect investment assets (primarily real estate, mortgage and private fixed income portfolios where such assets are central to the underlying credit) from losses due to environmental issues and to help ensure compliance with applicable laws. We have programs in place across our real estate portfolio to identify and mitigate environmental risks, to conserve energy and to reduce waste.

Our operations have an impact on the environment, and this also carries a measure of risk of financial and reputational loss. These impacts and related practices include, but are not limited to, operating environmental footprint, contribution to climate change, response to emerging environmental regulatory and public policy developments, supplier and corporate client environmental impacts and practices. External factors such as stakeholder expectations around environmental performance, resource constraints, impact of climate change and costs associated with adaptation are also potential sources of environmental risk.

Our cross-functional North American Investments Environmental Committee works to identify and act on environmental risks and opportunities across our investment assets. Our internal International Sustainability Council convenes on broader environmental issues. We report on environmental management annually in our Public Accountability Statement and Sustainability Report and to the Board of Directors.

Liquidity Risk

Risk Description

Liquidity risk is the risk that we will not be able to fund all cash outflow commitments as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, asset purchases, investment commitments, interest on debt and dividends on capital stock. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities in normal markets and dividends and interest payments from subsidiaries.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 73

Liquidity Risk Management Governance and Control

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity is managed in accordance with our liquidity policies and operating guidelines.
•

Stress testing of our liquidity is performed by comparing liquidity coverage ratios under one-month and one-year stress scenarios to our policy thresholds. These liquidity ratios are measured and managed at the enterprise and business segment level.

•

Cash management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.

•	Target capital levels exceed internal and regulatory minimums. We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•	We maintain various credit facilities for general corporate purposes.
•	We also maintain liquidity contingency plans for the management of liquidity in the event of a liquidity crisis.

The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments as at December 31, 2013, and December 31, 2012.

Financial Liabilities and Contractual Obligations

December 31, 2013 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	10,744	7,828	7,570	168,833	194,975
Senior debentures and unsecured financing(2)	166	332	332	7,206	8,036
Subordinated debt(2)	140	427	256	3,057	3,880
Bond repurchase agreements	1,265	–	–	–	1,265
Accounts payable and accrued expenses	4,240	–	–	–	4,240
Borrowed funds(2)	293	177	41	115	626
Total liabilities	16,848	8,764	8,199	179,211	213,022
Contractual commitments(3)
Contractual loans, equities and mortgages	594	226	53	348	1,221
Operating leases	53	89	70	189	401
Total contractual commitments	647	315	123	537	1,622

December 31, 2012 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	10,003	7,871	7,215	146,640	171,729
Senior debentures and unsecured financing(2)	165	328	328	7,048	7,869
Subordinated debt(2)	157	463	292	3,543	4,455
Bond repurchase agreements	1,395	–	–	–	1,395
Accounts payable and accrued expenses(4)	4,262	–	–	–	4,262
Borrowed funds(2)	31	117	139	124	411
Total liabilities	16,013	8,779	7,974	157,355	190,121
Contractual commitments(3)
Contractual loans, equities and mortgages	583	345	79	196	1,203
Operating leases	56	84	66	146	352
Total contractual commitments	639	429	145	342	1,555
(1)	These amounts represent the undiscounted estimated cash flows of insurance and investment contract liabilities on our Consolidated Statements of Financial Position. These cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimated assumptions used in the determination of insurance and investment contract liabilities. Due to the use of assumptions, actual cash flows will differ from these estimates.
(2)	Payments due based on maturity dates and includes expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at par at an earlier date.
(3)	Contractual commitments and operating lease commitments are not reported on our Consolidated Statements of Financial Position. Additional information on these commitments is included in Note 24 of our 2013 Consolidated Financial Statements.
(4)	2012 balance has been restated for changes in accounting policies. See Note 2 in our 2013 Consolidated Financial Statements.

74 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Business Risk

Risk Description

Business risk is the risk to future earnings and capital arising from changes in the competitive, economic, legal and/or political environment or a failure to achieve our strategic plans or long term business plans, through either incorrect choices or ineffective implementation of those choices.

Business Risk Management Governance and Control

Business risk is managed through our formal strategic and business planning process and controls over the implementation of these strategic and business plans. The business risks for each of our business segments and for the Company as a whole are developed as part of the annual risk identification process through which we develop and maintain a register of enterprise key risks and actions to manage these risks. These risks are then included as one of the key inputs into the development of strategic plans as part of our integrated planning process. Our business plans, which include business initiatives required to achieve our plan objectives, are then developed from these strategic plans. We also have a process to identify and monitor emerging risks that may have a material impact on our finances, operations or reputation. We conduct stress testing of the Company’s earnings and MCCSR ratio to key emerging risks and scenarios on a regular basis.

Our business strategies and plans are designed to align with our risk appetite, our capital position and our financial performance objectives. We periodically reassess our risk appetite taking into consideration the economic and regulatory environments in which we operate. In addition, stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse scenarios.

Our strategic plans are reviewed and discussed by our Executive Team and then the key themes, issues and risks emerging are discussed by the Board of Directors. Our business plans are subject to approval by the Board of Directors, which also receive regular reviews of implementation progress against key business plan objectives. Board committees receive regular updates of the enterprise key risks.

A financial institution’s reputation is one of its most important assets and we recognize the importance of a strong enterprise-wide risk management discipline to manage this business risk. A key objective of our enterprise risk management framework is to help ensure that we continue to operate under standards that support our ability to maintain and build upon a sound corporate brand and reputation.

Merger, acquisition and divestiture transactions are governed by a Board-approved risk management policy and significant transactions require the approval of the Board of Directors.

Capital and Liquidity Management

Our liquidity management practices allow us to maintain a strong financial position by ensuring that sufficient liquid assets are available to cover our anticipated payment obligations and funding requirements. We invest in various types of assets with a view to matching them with liabilities of various durations.

The regulatory environments in which we operate are expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns. In November 2013, OSFI provided a progress update on its 2012 report titled the Life Insurance Regulatory Framework, which discusses OSFI’s forthcoming regulatory initiatives affecting life insurance companies and industry stakeholders. The initiatives are focused on regulatory capital requirements and financial disclosure transparency. The update indicates OSFI is planning to publish its new capital framework for life insurance companies in 2016, conduct parallel testing with industry participants from 2016 to 2018, and implement the new rules in 2018. The outcomes of this regulatory effort remain uncertain and may impact our position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

Principal Sources and Uses of Funds

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Excess cash flows generated from operating activities are generally invested to support future payment requirements. We also raise funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.

As at December 31, 2013, we maintained cash, cash equivalents and short-term securities totaling $7.6 billion, of which 13% were held in relation to certain derivative strategies and bond repurchase agreements. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term payment obligations.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 75

Net cash, cash equivalents and short-term securities decreased by $7 million in 2013. Cash flows generated by operating activities decreased by $126 million in 2013 primarily due to higher net purchase of investments. Cash used in financing activities in 2013 were largely flat from 2012. Investing activities decreased cash by $239 million during 2013, compared to $176 million in 2012 due to higher income and dividends from associates and joint ventures in 2012. The weakening of the Canadian dollar against foreign currencies increased cash balances by $151 million in 2013, compared to a decrease of $31 million in 2012.

($ millions)	2013	2012
Net cash provided by operating activities	627	753
Net cash provided by (used in) financing activities	(1,046)	(1,060)
Net cash provided by (used in) investing activities	(239)	(176)
Changes due to fluctuations in exchange rates	151	(31)
Increase (decrease) in cash and cash equivalents	(507)	(514)
Net cash and cash equivalents, beginning of year	3,831	4,345
Net cash and cash equivalents, end of year	3,324	3,831
Short-term securities, end of year	4,266	3,766
Net cash, cash equivalents and short-term securities, end of year	7,590	7,597
Less: Net cash, cash equivalents and short-term securities, end of year of Disposal Group classified as Held for Sale		574
Net cash, cash equivalents and short-term securities, end of year of Continuing Operations		7,023

Liquidity

We generally maintain an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under prescribed adverse liability demand scenarios. To strengthen our liquidity further, we actively manage and monitor our:

•	capital levels
•	asset levels
•	matching position
•	diversification and credit quality of investments
•	cash forecasts and actual amounts against established targets

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.‘s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are appropriately funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

The legal entity, SLF Inc. (the ultimate parent company) and its wholly-owned holding companies had $2,143 million in cash and other liquid assets as at December 31, 2013. Of this amount, $1,977 million was held at SLF Inc. The remaining $166 million of liquid assets were held by SLF Inc.‘s wholly owned holding companies, which are available to SLF Inc. without any regulatory restrictions. Liquid assets as noted above, include cash and cash equivalents, short-term investments, and publicly traded securities, and exclude cash from short-term loans.

We maintain various credit facilities for general corporate purposes, as set out in the table below. Unless otherwise noted, all amounts are in Canadian dollars.

($ millions)	December 31, 2013					December 31, 2012

Credit Facility		Amount		Utilized	Expiry		Amount		Utilized	Expiry
Committed	US$	500	US$	69	2015	US$	1,000	US$	336	2015
Committed	US$	–	US$	–		US$	500	US$	215	2014
Uncommitted	US$	200	US$	200	n/a
Uncommitted		$225		$84	n/a		$175		$88	n/a
Uncommitted	US$	25	US$	11	n/a	US$	25	US$	6	n/a

The agreement relating to our committed credit facility contains typical covenants for investment grade companies regarding solvency, credit ratings and financial strength, all of which were met as at December 31, 2013. These covenants include but are not limited to the maintenance of total equity by SLF Inc. of at least $12 billion, tested as of the last day of each fiscal quarter. SLF Inc.’s total equity was $17.4 billion as at December 31, 2013.

Our failure to comply with the covenants under the committed credit facility would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize letters of credit under the facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facility described above.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

76 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Capital

We have a capital risk policy designed to maintain a strong capital position and to provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with our businesses and to optimize shareholder return. Our capital risk policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings, while maintaining a capital-efficient structure. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which we operate. The capital of our foreign subsidiaries is managed on a local statutory basis in a manner commensurate with their individual risk profiles.

Sun Life Financial, including all of its business groups, engages in a capital planning process annually in which capital deployment options, capital raising and dividend recommendations are presented to the Board of Directors. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Review Committee of the Board of Directors on a quarterly basis. The Board of Directors is responsible for the approval of our annual capital plan and quarterly shareholder dividends.

The Company’s capital risk policy establishes policies, operating guidelines and procedures that govern the management of capital. The Board of Directors reviews and approves SLF Inc.‘s capital risk policy annually. Our Corporate Treasury and Risk Management functions are responsible for the development and implementation of the capital risk policy.

The Company’s capital base consists mainly of common shareholders’ equity. Other sources of capital include preferred shareholders’ equity and subordinated debt issued by SLF Inc., Sun Life Assurance and Sun Canada Financial Co. For Canadian regulatory purposes, our capital also includes innovative capital instruments issued by Sun Life Capital Trust and Sun Life Capital Trust II.

The following table summarizes the sources of our capital and capital position over the past two years. Notes 14, 15, 16 and 22 to our 2013 Consolidated Financial Statements include additional details on our capital.

($ millions)	2013	2012
Subordinated debt	2,403	2,740
Innovative capital instruments(1)	696	696
Equity
Participating policyholders’ equity	127	128
Preferred shareholders’ equity	2,503	2,503
Common shareholders’ equity	14,724	13,915
Total Equity	17,354	16,546
Total Capital(2)	20,453	19,982
Ratio of debt to total capital(3)	15.2%	17.2%
Ratio of debt plus preferred shares to total capital(3)	27.4%	29.7%
(1)	Innovative capital instruments are presented net of associated transaction costs and consist of SLEECS, which were issued by Sun Life Capital Trust and Sun Life Capital Trust II.
(2)	Excluded minority interests.
(3)	Debt includes all short-term and long-term obligations.

Common shareholders’ equity was $14.7 billion, as at December 31, 2013, compared with $13.9 billion as at December 31, 2012. The $0.8 billion increase was due to common shareholders’ net income and other comprehensive income in 2013, additions to common shares, partially offset by dividends on common shares.

We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. The debt-to-capital ratio for SLF Inc., which includes the innovative capital instruments and preferred shares issued by SLF Inc. as part of debt for the purposes of this calculation, decreased to 27.4% as at December 31, 2013, compared with 29.7% as at December 31, 2012.

On June 26, 2013, Sun Life Financial redeemed all of its outstanding $350 million principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2018.

On February 12, 2014, Sun Life Financial announced its intention to redeem all of the outstanding $500 million principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019 (the “Debentures”) in accordance with the redemption terms attached to the Debentures.

As at December 31, 2013, our debt capital consisted of $2.4 billion in subordinated debentures and $0.7 billion of innovative capital instruments. The maturity dates of our long-term debt are well-distributed over the medium- to long-term horizon to maximize our financial flexibility and to minimize refinancing requirements within a given year.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 77

The table below provides the earliest par call and maturity dates for our subordinated debt, innovative capital instruments and preferred shares.

Description	Interest Rate	Earliest Par Call Date(1)	Maturity	Principal/ Face Amount ($ millions)
Subordinated Debt Issued by Sun Life Assurance
6.30% Debentures, Series 2	6.30%	n/a	2028	150

Subordinated Debt Issued by SLF Inc.
Series 2007-1	5.40%	May 29, 2037	2042	400
Series 2008-1	5.59%	January 30, 2018	2023	400
Series 2009-1	7.90%	March 31, 2014	2019	500
Series 2012-1	4.38%	March 2, 2017	2022	800

Subordinated Debt Issued by Sun Canada Financial Co.
7.25% Subordinated Notes (US$ denominated)	7.25%	n/a	2015	150

Trust Units Issued by Sun Life Capital Trust
SLEECS – Series B	7.09%	June 30, 2032	Perpetual	200

Debt Securities Issued by Sun Life Capital Trust II
SLEECS – Series 2009-1	5.86%	December 31, 2019	2108	500

Class A Preferred Shares Issued by SLF Inc.
Series 1	4.75%	March 31, 2014	Perpetual	400
Series 2	4.80%	September 30, 2014	Perpetual	325
Series 3	4.45%	March 31, 2015	Perpetual	250
Series 4	4.45%	December 31, 2015	Perpetual	300
Series 5	4.50%	March 31, 2016	Perpetual	250
Series 6R(2)	6.00%	June 30, 2014	Perpetual	250
Series 8R(3)	4.35%	June 30, 2015	Perpetual	280
Series 10R(4)	3.90%	September 30, 2016	Perpetual	200
Series 12R(5)	4.25%	December 31, 2016	Perpetual	300
(1)	The earliest date on which the Company has the option, but not the obligation, to call securities for redemption at their par value.
(2)	On June 30, 2014, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 3.79%. Holders of the Series 6R Shares will have the right, at their option, to convert their Series 6R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 7QR on June 30, 2014, and every five years thereafter. Holders of Class A Non-Cumulative Floating Rate Preferred Shares Series 7QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 3.79%.
(3)	On June 30, 2015, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR on June 30, 2015, and every five years thereafter. Holders of Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%.
(4)	On September 30, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.17%. Holders of the Series 10R Shares will have the right, at their option, to convert their Series 10R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR on September 30, 2016, and every five years thereafter. Holders of Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%.
(5)	On December 31, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.73%. Holders of the Series 12R Shares will have the right, at their option, to convert their Series 12R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR on December 31, 2016, and every five years thereafter. Holders of Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.73%.

The following table shows the number of common shares and stock options outstanding of SLF Inc. for the last two years.

Number of Common Shares Outstanding

(in millions)	2013	2012
Balance, beginning of year	599.6	587.8
Stock options exercised	3.9	0.6
Common shares issued to non-controlling interest	–	–
Canadian Dividend Reinvestment and Share Purchase Plan	5.9	11.2
Balance, end of year	609.4	599.6

Number of Stock Options Outstanding

(in millions)	2013	2012
Balance, beginning of year	13.2	13.2
Options issued	0.5	2.2
Options exercised or cancelled	(4.5)	(2.2)
Balance, end of year	9.2	13.2

78 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Under our Canadian Dividend Reinvestment and Share Purchase Plan (the “Plan”), Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares and may also purchase common shares through the Plan with cash. For dividend reinvestments, we may, at our option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased on behalf of participants through the TSX at the market price. Common shares acquired by participants through optional cash purchases may also be issued from treasury or purchased through the TSX at SLF Inc.‘s option, in either case at no discount. The common shares issued from treasury for dividend reinvestments during the first two quarters of 2013 were issued at a discount of 2%. The common shares issued under the Plan for dividend reinvestments in the third and fourth quarters of 2013 were issued with no discount and, until further notice, common shares issued under the Plan will continue to be issued from treasury, but with no discount. An insignificant number of common shares were issued from treasury for optional cash purchases at no discount. In 2013, SLF Inc. issued approximately 5.9 million shares from treasury under the Plan.

The Company grants stock options to certain employees and directors. These options are granted at the closing price of SLF Inc.‘s common shares on the TSX on the grant date for stock options granted after January 1, 2007, and the closing price of the trading day preceding the grant date for stock options granted before January 1, 2007.

As at February 10, 2014, 9.2 million options to acquire SLF Inc. common shares and 609.4 million common shares of SLF Inc. were outstanding.

Shareholder Dividends

The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of our Board of Directors and is dependent on our results of operations, our reported net income, financial condition, cash requirements and contractual restrictions. Capital management activities, as well as regulatory considerations and macro economic factors including the economic outlook for the jurisdictions in which we do business, are also considered along with other factors. The Board of Directors reviews the level of dividends on a quarterly basis.

A regular and appropriate level of dividend payout and growth provides a stable source of return to common shareholders.

We target a dividend payout ratio of between 40% and 50% based on operating net income excluding the net impact of market factors, except where circumstances and the factors noted above would suggest a different ratio.

During 2013, our operating net income excluding the net impact of market factors from Continuing Operations was $1,718 million and common share dividends paid during the year totaled $860 million. This resulted in a dividend payout to common shareholders in 2013 of 50% based on operating net income excluding the net impact of market factors from Continuing Operations.

SLF Inc. maintained its quarterly common shareholders’ dividend at $0.36 per share throughout 2013. Total common shareholder dividends declared in 2013 were $1.44 per share, consistent with 2012 levels.

Dividends declared Amount per share	2013	2012	2011
Common shares	$1.44	1.44	1.44

Class A preferred shares
Series 1	$1.187500	$1.187500	$1.187500
Series 2	$1.200000	$1.200000	$1.200000
Series 3	$1.112500	$1.112500	$1.112500
Series 4	$1.112500	$1.112500	$1.112500
Series 5	$1.125000	$1.125000	$1.125000
Series 6R	$1.500000	$1.500000	$1.500000
Series 8R	$1.087500	$1.087500	$1.087500
Series 10R	$0.975000	$0.975000	$0.376640
Series 12R(1)	$1.062520	$1.210235	$–
(1)	The Series 12R shares were issued on November 10, 2011 with the first dividend declared and paid in 2012.

Capital Adequacy

SLF Inc.

SLF Inc. is a non-operating insurance company and is subject to OSFI’s Guideline A-2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, which sets out the capital framework for regulated insurance holding companies and non-operating life companies (collectively, “Insurance Holding Companies”). The adequacy of capital of Insurance Holding Companies is measured against a capital risk metric in accordance with this guideline. SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment. SLF Inc.‘s regulated subsidiaries are expected to comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. SLF Inc.‘s consolidated capital position is above its internal target.

Sun Life Assurance

Sun Life Assurance is subject to the MCCSR capital rules for a life insurance company in Canada. The Company expects to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. With an MCCSR ratio of 219% as at December 31, 2013, Sun Life Assurance’s capital ratio is well above OSFI’s supervisory target ratio of 150% and regulatory minimum ratio of 120%. The MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets and interest rates as outlined in the Risk Management section of this MD&A.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 79

The following table shows the components of Sun Life Assurance’s MCCSR ratio for the last two years.

Sun Life Assurance MCCSR ($ millions)	2013	2012
Capital available
Retained earnings and contributed surplus	9,340	8,497
Accumulated other comprehensive income	341	(120)
Common and preferred shares	4,346	4,346
Innovative capital instruments and subordinated debt	1,046	1,045
Other	197	230
Less:
Goodwill	1,283	1,184
Non-life investments and other	1,633	1,313
Total capital available	12,354	11,501
Required capital
Asset default and market risks	3,568	3,372
Insurance risks	1,210	1,252
Interest rate risks	861	888
Total capital required	5,639	5,512
MCCSR ratio	219%	209%

Sun Life Assurance’s MCCSR ratio was 219% as at December 31, 2013, compared to 209% as at December 31, 2012. The MCCSR ratio increased in 2013 as a result of strong earnings, changes in regulatory requirements, and is net of financing activities during the year. Additional details concerning the calculation of available capital and MCCSR are included in SLF Inc.‘s 2013 AIF under the heading Regulatory Matters.

As of January 1, 2013, Sun Life Assurance elected the phase-in of the impact on available capital of adopting the revisions to IAS 19 Employee Benefits, relating to cumulative changes in liabilities for defined benefit plans, as per OSFI’s 2013 MCCSR Guideline. Sun Life Assurance is phasing in a reduction of approximately $155 million to its available capital over eight quarters, ending in the fourth quarter of 2014. Any quarterly changes in the liabilities for defined benefit plans impacting available capital for Sun Life Assurance will be phased in over twelve quarters.

Foreign Life Insurance Companies

Foreign subsidiaries and foreign operations of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. These operations maintained capital levels above the minimum local regulatory requirements as at December 31, 2013. Additional information on capital and regulatory requirements for our foreign subsidiaries and foreign operations are described in SLF Inc.‘s AIF under the heading Regulatory Matters.

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies and assign financial strength ratings to financial institutions. The credit ratings assigned to the securities issued by SLF Inc. and its subsidiaries are described in SLF Inc.‘s 2013 AIF under the heading Security Ratings.

The financial strength ratings assigned by rating agencies are intended to provide an independent view of the creditworthiness and financial strength of a financial institution. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance companies.

The following table summarizes the financial strength ratings for Sun Life Assurance as at January 31, 2014 and December 31, 2012. SLF Inc. is not assigned a financial strength rating.

	Standard & Poor’s	Moody’s	AM Best	DBRS
January 31, 2014	AA-	Aa3	A+	IC-1
December 31, 2012	AA-	Aa3	A+	IC-1

All rating agencies currently have stable outlooks on Sun Life’s financial strength ratings. Rating agencies took the following actions on the financial strength rating of Sun Life Assurance throughout 2013:

•	February 28, 2013 - DBRS affirmed the Sun Life Assurance Company of Canada claims paying ability rating with a stable outlook, concluding their review initiated on September 7, 2012.
•	May 22, 2013 - Standard & Poor’s affirmed the Sun Life Assurance financial strength rating with a stable outlook under their new insurance criteria.
•	August 2, 2013 - Moody’s affirmed the financial strength rating of Sun Life Assurance and revised the outlook to stable from negative, concluding the review initiated on December 17, 2012.

80 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Off-Balance Sheet Arrangements

In the normal course of business, we are engaged in a variety of financial arrangements. The principal purposes of these arrangements are to:

•	earn management fees and additional spread on a matched book of business
•	reduce financing costs

While most of these activities are reflected on our balance sheet with respect to assets and liabilities, certain of them are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities we undertake primarily include:

•	asset securitizations
•	securities lending

Asset securitizations

In the past, we have sold mortgage or bond assets to a non-consolidated special purpose entity, which may also purchase investment assets from third parties. As at December 31, 2013, our securitized assets under management held by these special purpose entities were $22 million, compared to $33 million at December 31, 2012.

Securities Lending

We lend securities in our investment portfolio to other institutions for short periods to generate additional fee income. We conduct our program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. We monitor the fair value of the loaned securities on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. Certain arrangements allow us to invest the cash collateral received for the securities loaned. Loaned securities are recognized in our Consolidated Statements of Financial Position as Invested Assets. As at December 31, 2013, we loaned securities with a carrying value of $1.4 billion for which the collateral held was $1.5 billion. This compares to loaned securities of $730 million, with collateral of $771 million as at December 31, 2012.

Commitments, Guarantees, Contingencies and Reinsurance Matters

In the normal course of business, we enter into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. We are also engaged in arbitration proceedings from time to time with certain companies that have contracts to provide reinsurance to the Company. Information regarding our commitments, guarantees and contingencies are summarized in Notes 24 to our 2013 Consolidated Financial Statements. A table summarizing our financial liabilities and contractual obligations can be found in the Risk Management section of this MD&A under the heading Operational Risk.

Accounting and Control Matters

Critical Accounting Policies and Estimates

Our significant accounting and actuarial policies are described in Notes 1, 2, 3, 5, 6, 7 and 11 of our 2013 Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding our financial performance. As part of our financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of our financial results.

Benefits to Policyholders

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 81

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

•	The statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption
•	Future experience is difficult to estimate
•	The cohort of risks lacks homogeneity
•	Operational risks adversely impact the ability to estimate the best estimate assumption
•	Past experience may not be representative of future experience and the experience may deteriorate

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the balance sheet date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities employs scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not employ scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 25% to 40% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is considered reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the high end of the range for expenses and future equity and real estate returns and in the mid-range for mortality, morbidity, policyholder behaviour and future interest rates. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Critical Accounting Estimates Key Risk Factors

Significant factors affecting the determination of policyholders’ benefits, the methodology by which they are determined, their significance to the Company’s financial condition and results of operations are described below.

Non-fixed Income Market Movements

We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The unhedged portion of risk for these products reflects equity market risks associated with items such as provisions for adverse deviation and a portion of fee income that is not related to the guarantees provided.

The majority of non-fixed income assets which are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income values are largely offset by changes in insurance contract liabilities.

82 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

Interest Rates

We generally maintain distinct asset portfolios for each major line of business. Under CALM, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

For certain products, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or in the rate of interest credited. These products generally have minimum interest rate guarantees.

Hedging programs are in place to help mitigate the impact of interest rate movements.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Life insurance mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement in accordance with Canadian actuarial standards of practice.

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada and medical stop-loss insurance is offered on a group basis in the United States. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Policy Termination Rates

Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment and policy duration.

Operating Expenses and Inflation

Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and corporate loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the balance sheet. The asset default provision included in the insurance contract liabilities is re-assessed each reporting period in light of impairments, changes in asset quality ratings and other events that occurred during the period.

Sensitivities to Best Estimate Assumptions

Our sensitivities relative to our best estimate assumptions are included in the table below. The sensitivities presented below are forward-looking statements. They are measures of our estimated net income sensitivity to changes in the best estimate assumptions in our insurance contract liabilities based on a starting point and business mix as of December 31, 2013 and as at December 31, 2012. They reflect the update of actuarial method and assumption changes described in this MD&A under the heading Assumption Changes and Management Actions. Where appropriate, these sensitivities take into account hedging programs in place as at December 31, 2013 and December 31, 2012. A description of these hedging programs can be found in this MD&A under the heading Market Risk. The sensitivity to changes in our accounting estimates in the table below represents the Company’s estimate of changes in market conditions or best estimate assumptions that are reasonably likely based on the Company’s and/or the industry’s historical experience and industry standards and best practices as at December 31, 2013 and December 31, 2012.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 83

Changes to the starting point for interest rates, equity market prices and business mix will result in different estimated sensitivities. Additional information regarding equity and interest rate sensitivities, including key assumptions, can be found in the Risk Management section of this MD&A under the heading Market Risk Sensitivities. The following table summarizes the impact these sensitivities would have on our net income from Continuing Operations.

Critical Accounting Estimate	Sensitivity	2013	2012
($ millions, after-tax)
Interest Rates	100 basis point parallel decrease in interest rates across the entire yield curve	(300)	(300)
	50 basis point parallel decrease in interest rates across the entire yield curve	(100)	(150)
	50 basis point parallel increase in interest rates across the entire yield curve	100	100
	100 basis point parallel increase in interest rates across the entire yield curve	150	150
Equity Markets	25% decrease across all equity markets	(250)	(150)
	10% decrease across all equity markets	(100)	(50)
	10% increase across all equity markets	50	50
	25% increase across all equity markets	150	100
	1% reduction in assumed future equity and real estate returns	(360)	(420)
Mortality	2% increase in the best estimate assumption for insurance products – where higher mortality would be financially adverse	(25)	(20)
	2% decrease in the best estimate assumption for annuity products – where lower mortality would be financially adverse	(90)	(95)
Morbidity	5% adverse change in the best estimate assumption	(130)	(125)
Policy Termination Rates	10% decrease in the termination rate – where fewer terminations would be financially adverse	(210)	(220)
	10% increase in the termination rate – where more terminations would be financially adverse	(80)	(70)
Operating Expenses and Inflation	5% increase in unit maintenance expenses	(140)	(130)

Fair Value of Investments

Debt securities, equity securities and other invested assets are financial assets that are designated as FVTPL or AFS and are recorded at fair value in our Consolidated Statements of Financial Position. Changes in fair value of assets designated as FVTPL, including realized gains and losses on sale are recorded in income. Changes in fair value of AFS assets are recorded in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI.

The fair value of short-term securities is approximated by their carrying amount adjusted for credit risk where appropriate.

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earning multiples of comparable companies.

Mortgages and corporate loans are recorded at amortized cost. The fair value of mortgages and corporate loans, for disclosure purposes only, is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances.

Derivative financial instruments are recorded at fair value with changes in fair value recorded in income unless the derivative is part of a qualifying hedging relationship for accounting purposes. The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted market prices in active markets, while the fair value of OTC derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation

84 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes.

The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involves benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Investment properties are recorded at fair value with changes in fair value recorded in income. The fair value of investment properties is generally determined using property valuation models that discount expected future net cash flows at current market interest rates. Expected future net cash flows include contractual and projected cash flows, forecasted operating expenses, and take into account interest, rental and occupancy rates derived from market surveys. The estimates of future cash inflows, in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated depending on the actual location, type and quality of the properties, and take into account market data and projections at the valuation date. The fair values are typically compared to market-based information, including recent transactions involving comparable assets for reasonability. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

Due to their nature, the fair value of policy loans and cash are assumed to be equal to their carrying values, which is the amount these assets are recorded at in our Consolidated Statements of Financial Position.

Investments for account of segregated fund holders are recorded at fair value with changes in fair value recorded in income. The fair value of investments for account of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment management. The fair value of direct investments within investments for accounts of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 11.B of our Consolidated Financial Statements.

We categorize our financial instruments carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three level fair value hierarchy as follows:

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial instruments classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, and exchange-traded equity securities and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of financial instruments classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of financial instruments classified as Level 3 generally include certain asset-backed securities, certain other invested assets, and investment contract liabilities.

As pricing inputs become more or less observable, assets are transferred between levels in the hierarchy. For a financial instrument that transfers into level 3 during the reporting period, the entire change in fair value for the period is included in the level 3 reconciliation schedule in Note 5 to our 2013 Consolidated Financial Statements. For transfers out of level 3 during the reporting period, the change in fair value for the period is excluded from the level 3 reconciliation schedule in Note 5 to our 2013 Consolidated Financial Statements. Transfers into level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the level 1 or 2 criteria at the reporting date. During the current reporting period, transfers into level 3 were primarily related to a significant reduction in the trading activity of certain types of securities, which resulted in a change to the pricing source. Transfers out of level 3 occur when the pricing inputs become more transparent and satisfy the level 1 or 2 criteria at the reporting date. During the current reporting period, transfers out of level 3 were primarily related to observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. If a financial instrument is transferred into and out of level 3 during the same period, it is not included in the level 3 reconciliation schedule in Note 5 to our 2013 Consolidated Financial Statements. Total gains and losses in earnings and OCI are calculated assuming transfers into or out of level 3 occur at the beginning of the period.

Transfers into and out of level 3 for financial assets were $192 million and $1,092 million, respectively, for the year ended December 31, 2013. The total amount of the net realized/unrealized gains/(losses) related to financial instruments transferred out of level 3 during the period, which were excluded from the level 3 reconciliation, was $11 million.

Additional information on the fair value measurement of investments can be found in Note 5 of our 2013 Consolidated Financial Statements.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 85

Impairment

All financial assets are assessed for impairment at each reporting date. Financial assets are impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that have an impact that can be reliably estimated, on the estimated future cash flows of the asset. Objective evidence of impairment for debt securities generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal. All equity instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument or other invested asset includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost. Objective evidence of impairment for mortgages and loans involves an assessment of the borrower’s ability to meet current and future contractual interest and principal payments.

Additional information on the impairment of financial assets can be found in Notes 1 and 6 of our 2013 Consolidated Financial Statements.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of cash inflows from other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s carrying values to their recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and may not be reversed in future periods.

No impairment charges were recognized in 2013. The goodwill allocated to the Individual Wealth CGU in SLF Canada continues to be at a higher risk of impairment as management determined that a reasonably possible change in the more significant assumptions in the impairment test for our Individual Wealth CGU could result in the recoverable amount to be less than its carrying amount and give rise to an impairment of some or all of the goodwill associated with this CGU. The goodwill associated with this CGU was $160 million at December 31, 2013.

We had a carrying value of $4.0 billion in goodwill as at December 31, 2013. Additional information on goodwill can be found in Note 10 of our 2013 Consolidated Financial Statements.

Intangible Assets

Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The fair value of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the fair value estimates and result in impairment write-downs. No impairment charges were recognized in 2013.

As at December 31, 2013, our finite-life intangible assets had a carrying value of $623 million, which reflected the value of the field force and asset administration contracts acquired as part of the Clarica, CMG Asia, and Genworth EBG acquisitions, as well as software costs. Our indefinite-life intangible assets had a carrying value of $243 million as at December 31, 2013. The value of the indefinite-life intangible assets reflected fund management contracts.

Income Taxes

Income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method. Our provision for income taxes is calculated based on the tax rates and tax laws that have been enacted or substantially enacted by the end of the reporting period.

The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate and that we make assumptions about the expected timing of realization of deferred income tax assets and liabilities. Tax laws are complex and their interpretation requires significant judgment. The provision for income taxes reflects management’s interpretation of the relevant tax laws and its best estimate of the income tax implications of the transactions and events during the period. To the extent that our interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the temporary differences, unused tax losses and unused tax credits can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recorded. If it is probable that the benefit of tax losses and tax deductions will not be realized, a deferred income tax asset is not recognized. The assessment requires significant estimates and judgment about future events based on the information available at the reporting date.

86 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

From time to time, local governments in countries in which we operate enact changes to statutory corporate income tax rates. These changes require us to review and re-measure our deferred tax assets and liabilities as of the date of enactment. As of December 31, 2013, our net deferred tax asset in the Consolidated Statements of Financial Position was $1.2 billion, primarily in the U.S. and Canada. Any future tax rate reductions in jurisdictions where we carry a net deferred tax asset, could result in a reduction in the carrying value of the deferred tax asset and a corresponding income tax expense at the time of substantial enactment of a rate reduction.

Pension Plans and Other Post-Retirement Benefits

The Company offers defined benefit pension plans and defined contribution plans for eligible employees. Since January 1, 2009, all new employees in Canada participate in a defined contribution plan, while existing employees continue to accrue future benefits in the prior defined benefit plan. All of our material defined benefit plans worldwide are closed to new entrants and defined contribution plans are provided to new hires. Our defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. In addition, in some countries we provide certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees and their dependents upon meeting certain requirements.

The Company has implemented a plan to de-risk our defined benefit pension plans enterprise wide by systematically shifting the invested assets to liability matching investments. The plan is to have 90% or higher of the assets in our material plans be invested in liability matching investments.

Due to the long-term nature of these plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, rates of compensation increases, medical cost rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. The discount rate used is based on market yields of high quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related obligation. Heath care cost calculations are based on long-term trend assumptions that may differ from actual results.

Actual experience may differ from that assumed, which would impact the valuation of defined benefit plans and the level of pension benefit expenses recognized in future years. Details of our pension and post-retirement benefit plans and the key assumptions used for these plans are included in Note 26 to our 2013 Consolidated Financial Statements.

Changes in Accounting Policies

We have included in this section a summary of changes in accounting policies. Where there are references to Notes, these are part of our 2013 Consolidated Financial Statements.

New and Amended International Financial Reporting Standards Adopted in 2013

We have adopted the following new and amended standards in the current year.

In May 2011, IFRS 10 Consolidated Financial Statements (“IFRS 10”) was issued, which replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation-Special Purpose Entities. It defines the principle of control, establishes control as the basis for determining which entities are consolidated, and sets out the requirements for the preparation of consolidated financial statements. Under IFRS 10, an investor controls an investee when it has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. We adopted this standard on a retrospective basis on January 1, 2013.

As a result of the adoption of IFRS 10, we have deconsolidated Sun Life Capital Trust and Sun Life Capital Trust II (together, the “SL Capital Trusts”) which issued the Sun Life ExchangEable Capital Securities (“SLEECS”), for all periods presented in our Consolidated Financial Statements. We have deconsolidated the SL Capital Trusts because the primary asset in each of these trusts is a senior debenture issued by us and therefore we do not have exposure or rights to variable returns from our involvement in these entities. This deconsolidation did not have any impact on our Consolidated Statements of Operations or our basic and diluted EPS for the current period or any of the prior periods presented. However, the deconsolidation impacted our Consolidated Statements of Financial Position for the current period and all prior periods presented. The impact of the deconsolidation on the Consolidated Statements of Financial Position for prior periods is shown in Note 2. Similar adjustments were made in the current period.

Segregated fund assets continue to be reported on the Consolidated Statements of Financial Position as a single line as Investments for account of segregated fund holders since we have legal ownership of these assets. Since the policyholder bears the risks and rewards of the fund’s performance, we continue to present only the fee income earned from the segregated funds and not the investment income earned on these assets that is credited to the policyholder. We have not consolidated the underlying mutual funds that the segregated funds invest in even though in some cases we have power over these funds because the policyholder, not us, is exposed to the variability associated with these funds. In Note 23, we have expanded our disclosures related to the risks associated with our segregated funds by providing disclosure of the composition of the Investments for account of segregated fund holders by type of segregated fund. This standard has not yet been adopted in all jurisdictions that use IFRS and we will continue to monitor the implementation of the standard in other jurisdictions.

In May 2011, IFRS 11 Joint Arrangements (“IFRS 11”) was issued which replaces IAS 31 Interests in Joint Ventures. IFRS 11 requires a party to a joint arrangement to determine the type of arrangement in which it is involved by assessing its rights and obligations from the arrangement. It eliminates the option to use the proportionate consolidation method for joint ventures and requires that the equity method be applied to account for our investment in these entities. This standard is effective for annual periods beginning on or after January 1, 2013. The adoption of this standard did not have a material impact on our Consolidated Financial Statements.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 87

In May 2011, IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) was issued, which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 requires that an entity disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and to evaluate the effects of those interests on its financial position, financial performance and cash flows. We have included these disclosures in Note 17.

In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance(Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 and provide transitional relief for IFRS 10, IFRS 11 and IFRS 12 by limiting the comparative information requirements to only the preceding comparative periods and by removing certain disclosure requirements for the comparative period from IFRS 12. We applied these amendments when we adopted IFRS 10, IFRS 11 and IFRS 12 in 2013.

As a result of the issuance of IFRS 10, IFRS 11 and IFRS 12, both the current IAS 27 and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) were amended. The requirements related to separate financial statements will remain in IAS 27 while the requirements related to consolidated financial statements are replaced by IFRS 10. The disclosure requirements currently in IAS 28 are replaced by IFRS 12. The amendments are effective for annual periods beginning on or after January 1, 2013. The amendments to IAS 27 and IAS 28 did not have an impact on our Consolidated Financial Statements.

In May 2011, IFRS 13 Fair Value Measurement (“IFRS 13”) was issued. IFRS 13 defines fair value and sets out a single framework for measuring fair value when fair value is required by other IFRS standards. It also requires disclosures about fair value measurements and expands fair value disclosures to include non-financial assets. This standard is effective for interim and annual periods beginning on or after January 1, 2013. This standard did not have a material measurement impact on our Consolidated Financial Statements. We have included the additional disclosures required by this standard, primarily in Note 5.

In June 2011, IAS 19 Employee Benefits (“IAS 19”) was amended. Under the amended standard, actuarial gains and losses will no longer be deferred or recognized in net income, but will be recognized immediately in OCI. Past service costs will be recognized in the period of a plan amendment and the annual expense for a funded plan will include net interest expense or income using the discount rate applied to the net defined benefit asset or liability. The amendments also require enhanced disclosures for defined benefit plans. We have included the enhanced disclosure in Note 26. This amended standard is effective for annual periods beginning on or after January 1, 2013. We adopted this standard on a retrospective basis on January 1, 2013. The adoption of these amendments did not have a material impact on our Consolidated Statements of Operations or our basic or diluted EPS for the current period as well as all prior periods presented. As a result of the adoption of this standard, we have a new component of OCI and accumulated OCI for the remeasurement of defined benefit plans. The impact of adoption on our Consolidated Statements of Financial Position for prior periods is shown in Note 2.

In June 2011, IAS 1 Presentation of Financial Statements was amended. The amendments require separate presentation within OCI of items which may be subsequently reclassified to net income and items that will not be reclassified to net income. The amendments are effective for annual periods beginning on or after July 1, 2012. We have included these presentation amendments on our Consolidated Financial Statements.

In December 2011, amendments to IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) were issued which require additional disclosures about the effects of offsetting financial assets and financial liabilities and related arrangements. The new disclosures will require entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. The disclosures are intended to help investors understand the effect or potential effect of offsetting arrangements on a company’s financial position. The new disclosures are effective for annual periods beginning on or after January 1, 2013. We have included the disclosures required by this standard in Note 6.

In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle, which includes amendments to five IFRSs. The annual improvements process is used to make necessary but non-urgent changes to IFRS that are not included as part of any other project. The amendments clarify guidance and wording or make relatively minor amendments to the standards that address unintended consequences, conflicts or oversights. The amendments issued as part of this cycle must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2013. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In May 2013, Recoverable Amount Disclosures for Non-Financial Assets was issued, which amends IAS 36Impairment of Assets. These narrow-scope amendments address the disclosure of information about the recoverable amount of impaired assets, if that amount is based on fair value less costs of disposal. These amendments are effective for annual periods beginning on or after January 1, 2014 with early adoption permitted. We have elected to early adopt. The adoption of the standard did not have a material impact on our Consolidated Financial Statements.

New and Amended International Financial Reporting Standards to be Adopted in 2014

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by us in 2014.

In December 2011, amendments to IAS 32 Financial Instruments: Presentation were issued to clarify the existing requirements for offsetting financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2014. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

In October 2012, Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27) was issued. The amendments apply to investment entities, which are entities that evaluate the performance of their investments on a fair value basis and whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. The amendments provide an exemption to the consolidation requirements in IFRS 10 for investment entities and require investment entities to measure certain subsidiaries at fair value through profit or loss rather than consolidate them. The amendments are effective from January 1, 2014 with early adoption permitted. The exemption from consolidation for investment entities is not available for the Company as it is not an investment entity. As a result, we do not expect the adoption of this standard to have an impact on our Consolidated Financial Statements.

88 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

In May 2013, International Financial Reporting Standards Interpretations Committee Interpretation 21: Levies (“IFRIC 21”) was issued. IFRIC 21 addresses various accounting issues relating to levies imposed by a government. This interpretation is effective for annual periods beginning on or after January 1, 2014. We are currently assessing the impact the adoption of this interpretation may have on our Consolidated Financial Statements.

In June 2013, Novation of Derivatives and Continuation of Hedge Accounting was issued, which amends IAS 39 (“IAS 39”). Under these narrow scope amendments there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met. These amendments are effective for annual periods beginning on or after January 1, 2014. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

New and Amended International Financial Reporting Standards to be Adopted in 2015 or Later

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by us in 2015 or later.

In November 2013, Defined Benefit Plans: Employee Contributions was issued to amend IAS 19Employee Benefits. These narrow scope amendments simplify the accounting for contributions to defined benefit plans. These amendments are effective for annual periods beginning on or after July 1, 2014, with earlier application permitted. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

In November 2009, IFRS 9 Financial Instruments (“IFRS 9”) was issued and subsequently amended in October 2010. IFRS 9 will replace IAS 39 and will be completed in three phases: classification and measurement of financial assets and liabilities, impairment of financial assets, and general hedge accounting. This was the first phase of the project on classification and measurement of financial assets and liabilities. The IASB is discussing proposed limited amendments related to this phase of the project. The standard on general hedge accounting was issued and included as part of IFRS 9 in November 2013. The accounting for macro hedging is expected to be issued as a separate standard outside of IFRS 9. The impairment of financial assets phase of the project is currently in development. In November 2013, the mandatory effective date of IFRS 9 of January 1, 2015 was removed and the effective date will be determined when the remaining phases of IFRS 9 are finalized. We are currently monitoring the developments of this standard and assessing the impact that the adoption of this standard may have on our Consolidated Financial Statements.

In December 2013, the IASB issued Annual Improvements 2010 -2012 Cycle and Annual Improvements 2011 -2013 Cycle which includes amendments to seven and four IFRSs respectively. These amendments provide clarification guidance to IFRS standards that address unintended consequences, conflicts or oversights. These amendments are effective for annual periods beginning on or after July 1, 2014 or transactions occurring after that date. We are currently assessing the impact these amendments will have on our Consolidated Financial Statements.

Future Accounting Changes

In June 2013, the International Accounting Standards Board (“IASB”) issued its second exposure draft on Insurance Contracts. Comments were due by October 25, 2013. We submitted our response to the IASB and are continuing to monitor the development of this new standard. Although a specific effective date has not been proposed, the IASB expects the standard to be effective approximately three years after the issuance of a final standard.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s CEO, Executive Vice-President and CFO and Executive Vice-President, Corporate Development and General Counsel, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as of December 31, 2013, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on our evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2013.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We conducted an assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2013, based on the framework and criteria established in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2013.

Our internal control over financial reporting, as of December 31, 2013, has been audited by Deloitte LLP, the Company’s Independent Registered Chartered Accountants, who also audited our Consolidated Financial Statements for the year ended December 31, 2013. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on our internal control over financial reporting as of December 31, 2013.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2013 89

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting for the period beginning January 1, 2013, and ended December 31, 2013, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Legal and Regulatory Proceedings

SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including federal, provincial and state securities and insurance regulators and other government bodies and authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.

90 Sun Life Financial Inc. Annual Report 2013	Management’s Discussion and Analysis

CONSOLIDATED

FINANCIAL STATEMENTS

AND NOTES

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 91

Financial Reporting Responsibilities

Management is responsible for preparing the Consolidated Financial Statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with International Financial Reporting Standards. The financial information presented elsewhere in the annual report to shareholders is consistent with these statements.

The Board of Directors (“Board”) oversees management’s responsibilities for financial reporting. An Audit & Conduct Review Committee of non-management directors is appointed by the Board to review the Consolidated Financial Statements and report to the Board prior to their approval of the Consolidated Financial Statements for issuance to shareholders. Other key responsibilities of the Audit & Conduct Review Committee include reviewing the Company’s existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.

Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as of December 31, 2013, based on the framework and criteria established in Internal Control — Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2013.

The Audit & Conduct Review Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Appointed Actuary have full and unrestricted access to the Audit & Conduct Review Committee with and without the presence of management.

The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act (Canada) and to ensure that the interests of policyholders, depositors and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.

The Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act (Canada), and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 11. The report of the Appointed Actuary accompanies these Consolidated Financial Statements.

The Company’s external auditor, Deloitte LLP, Independent Registered Public Accounting Firm, has audited the Company’s internal control over financial reporting as of December 31, 2013 in addition to auditing the Company’s Consolidated Financial Statements for the years ended December 31, 2013 and December 31, 2012. Its reports to the Board and Shareholders express unqualified opinions and accompany these Consolidated Financial Statements. Deloitte LLP meets separately with both management and the Audit & Conduct Review Committee to discuss the results of its audit.

Dean A. Connor	Colm J. Freyne
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
Toronto, February 12, 2014

92 Sun Life Financial Inc. Annual Report 2013	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, (in millions of Canadian dollars except for per share amounts)	2013	2012
Revenue
Premiums
Gross	$15,072	$13,415
Less: Ceded	5,433	5,168
Net	9,639	8,247
Net investment income (loss):
Interest and other investment income (Note 5)	4,929	4,430
Change in fair value through profit or loss assets and liabilities (Note 5)	(4,555)	1,728
Net gains (losses) on available-for-sale assets	145	126
Net investment income (loss)	519	6,284
Fee income (Note 18)	3,716	3,028
Total revenue	13,874	17,559
Benefits and expenses
Gross claims and benefits paid (Note 11)	11,876	11,347
Increase (decrease) in insurance contract liabilities (Note 11)	(1,204)	3,718
Decrease (increase) in reinsurance assets (Note 11)	(254)	134
Increase (decrease) in investment contract liabilities (Note 11)	85	51
Reinsurance expenses (recoveries) (Note 12)	(5,098)	(4,832)
Commissions	1,669	1,399
Net transfer to (from) segregated funds (Note 23)	(19)	(79)
Operating expenses (Note 19)	4,139	3,507
Premium taxes	235	236
Interest expense	353	367
Total benefits and expenses	11,782	15,848
Income (loss) before income taxes	2,092	1,711
Less: Income tax expense (benefit) (Note 21)	283	210
Total net income (loss) from continuing operations	1,809	1,501
Less: Net income (loss) attributable to participating policyholders	(5)	7
Shareholders’ net income (loss) from continuing operations	1,814	1,494
Less: Preferred shareholders’ dividends	118	120
Common shareholders’ net income (loss) from continuing operations	$1,696	$1,374
Common shareholders’ net income (loss) from discontinued operation (Note 3)	$(754)	$180
Common shareholders’ net income (loss)	$942	$1,554

Average exchange rates during the reporting periods: U.S. dollars	1.03	1.00
U.K. pounds	1.61	1.58

Earnings (loss) per share (Note 27)
Basic earnings (loss) per share from continuing operations	$2.81	$2.32
Basic earnings (loss) per share from discontinued operation	$(1.25)	$0.30
Basic earnings (loss) per share	$1.56	$2.62

Diluted earnings (loss) per share from continuing operations	$2.78	$2.29
Diluted earnings (loss) per share from discontinued operation	$(1.23)	$0.30
Diluted earnings (loss) per share	$1.55	$2.59

Dividends per common share	$1.44	$1.44

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 93

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2013	2012
Total net income (loss)	$1,055	$1,681
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	701	(212)
Unrealized gains (losses) on net investment hedges	(93)	33
Reclassifications to net income (loss)	(30)	–
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(116)	431
Reclassifications to net income (loss)	(159)	(147)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	24	15
Reclassifications to net income (loss)	(24)	(11)
Total items that may be reclassified subsequently to income	303	109
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	147	–
Total items that will not be reclassified subsequently to income	147	–
Total other comprehensive income (loss)	450	109
Total comprehensive income (loss)	1,505	1,790
Less: Participating policyholders’ comprehensive income (loss)	(1)	5
Shareholders’ comprehensive income (loss)	$1,506	$1,785

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2013	2012
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$(2)	$3
Reclassifications to net income of foreign currency translation gains / losses	(11)	–
Unrealized gains / losses on available-for-sale assets	(11)	(93)
Reclassifications to net income for available-for-sale assets	37	34
Unrealized gains / losses on cash flow hedges	(21)	(17)
Reclassifications to net income for cash flow hedges	9	4
Total items that may be reclassified subsequently to income	1	(69)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(69)	–
Total items that will not be reclassified subsequently to income	(69)	–
Total income tax benefit (expense) included in other comprehensive income (loss)	$(68)	$(69)

The attached notes form part of these Consolidated Financial Statements.

94 Sun Life Financial Inc. Annual Report 2013	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, (in millions of Canadian dollars)	2013	2012(1)
Assets
Cash, cash equivalents and short-term securities (Note 5)	$7,636	$7,026
Debt securities (Notes 5 and 6)	54,813	54,362
Equity securities (Notes 5 and 6)	5,194	5,026
Mortgages and loans (Notes 5 and 6)	30,313	27,248
Derivative assets (Notes 5 and 6)	948	2,113
Other invested assets (Note 5)	1,855	1,272
Policy loans	2,792	2,681
Investment properties (Note 5)	6,092	5,942
Invested assets	109,643	105,670
Other assets (Note 8)	3,270	2,657
Reinsurance assets (Note 12)	3,648	3,240
Deferred tax assets (Note 21)	1,303	1,099
Property and equipment (Note 9)	658	665
Intangible assets (Note 10)	866	862
Goodwill (Note 10)	4,002	3,911
Assets of disposal group classified as held for sale (Note 3)	–	15,067
Total general fund assets	123,390	133,171
Investments for account of segregated fund holders from continuing operations (Note 23)	76,141	64,987
Investments for account of segregated fund holders classified as held for sale (Note 3)	–	27,668
Total assets	$199,531	$225,826
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 11)	$88,903	$87,275
Investment contract liabilities (Note 11)	2,602	2,303
Derivative liabilities (Notes 5 and 6)	939	594
Deferred tax liabilities (Note 21)	122	6
Other liabilities (Note 13)	8,218	8,169
Senior debentures (Note 14)	2,849	2,849
Subordinated debt (Note 15)	2,403	2,740
Liabilities of disposal group classified as held for sale (Note 3)	–	12,689
Total general fund liabilities	106,036	116,625
Insurance contracts for account of segregated fund holders from continuing operations (Note 23)	69,088	59,025
Investment contracts for account of segregated fund holders from continuing operations (Note 23)	7,053	5,962
Insurance contracts for account of segregated fund holders classified as held for sale (Note 3)	–	27,668
Total liabilities	$182,177	$209,280
Equity
Issued share capital and contributed surplus	$10,902	$10,621
Retained earnings and accumulated other comprehensive income	6,452	5,925
Total equity	$17,354	$16,546
Total liabilities and equity	$199,531	$225,826

(1) Balances have been restated. Refer to Note 2.

Exchange rates at the end of the reporting periods:
U.S. dollars	1.06	0.99
U.K. pounds	1.76	1.61

The attached notes form part of these Consolidated Financial Statements.

Approved on behalf of the Board of Directors on February 12, 2014.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 95

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, (in millions of Canadian dollars)	2013	2012(1)
Shareholders:
Preferred shares (Note 16)
Balance, beginning and end of year	$2,503	$2,503
Common shares
Balance, beginning of year	8,008	7,735
Stock options exercised (Notes 16 and 20)	120	12
Issued under dividend reinvestment and share purchase plan (Note 16)	176	261
Balance, end of year	8,304	8,008
Contributed surplus (Note 20)
Balance, beginning of year	110	102
Share-based payments	8	10
Stock options exercised	(23)	(2)
Balance, end of year	95	110
Retained earnings
Balance, beginning of year	5,817	5,107
Net Income (loss)	1,060	1,674
Dividends on common shares	(860)	(844)
Dividends on preferred shares	(118)	(120)
Balance, end of year	5,899	5,817
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	604	320
Unrealized cumulative translation differences, net of hedging activities	(464)	(287)
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains (losses) on derivatives designated as cash flow hedges	13	9
Cumulative changes in liabilities for defined benefit plans (Note 2)	(179)	(179)
Balance, beginning of year	(20)	(131)
Total other comprehensive income (loss) for the year	446	111
Balance, end of year	426	(20)
Total shareholders’ equity, end of year	$17,227	$16,418
Participating policyholders:
Retained earnings
Balance, beginning of year	$131	$124
Net income (loss)	(5)	7
Balance, end of year	126	131
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	(3)	(1)
Balance, beginning of year	(3)	(1)
Total other comprehensive income (loss) for the year	4	(2)
Balance, end of year	1	(3)
Total participating policyholders’ equity, end of year	$127	$128
Total equity	$17,354	$16,546

(1)	Balances have been restated. Refer to Note 2.

The attached notes form part of these Consolidated Financial Statements.

96 Sun Life Financial Inc. Annual Report 2013	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, (in millions of Canadian dollars)	2013	2012(1)
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$1,299	$1,958
Add: interest expense related to financing activities	340	367
Loss on sale of discontinued operation (Note 3)	695	–
Operating items not affecting cash:
Increase (decrease) in contract liabilities	(2,013)	2,859
(Increase) decrease in reinsurance assets	(292)	4
Unrealized (gains) losses on investments	5,034	(1,176)
Other non-cash items	(7)	239
Operating cash items:
Deferred acquisition costs	(44)	(48)
Realized (gains) losses on investments	323	(471)
Sales, maturities and repayments of investments	68,257	86,202
Purchases of investments	(71,588)	(89,310)
Change in policy loans	(35)	7
Income taxes received (paid)	(345)	(36)
Other cash items	(997)	158
Net cash provided by (used in) operating activities	627	753
Cash flows provided by (used in) investing activities
(Purchase) sale of property and equipment	(67)	(181)
Investment in and transactions with associates and joint ventures	(315)	34
Dividends received from associates and joint ventures	15	14
Cash proceeds from sale of discontinued operation, net of cash and cash equivalents of discontinued operations(2)	165	–
Other investing activities	(37)	(43)
Net cash provided by (used in) investing activities	(239)	(176)
Cash flows provided by (used in) financing activities
Borrowed funds	198	36
Issuance of senior financing and subordinated debt	131	796
Collateral on senior financing	13	(2)
Redemption of subordinated debt (Note 15)	(350)	(800)
Issuance of common shares on exercise of stock options	97	10
Dividends paid on common and preferred shares	(799)	(699)
Interest expense paid	(336)	(401)
Net cash provided by (used in) financing activities	(1,046)	(1,060)
Changes due to fluctuations in exchange rates	151	(31)
Increase (decrease) in cash and cash equivalents	(507)	(514)
Net cash and cash equivalents, beginning of year	3,831	4,345
Net cash and cash equivalents, end of year	3,324	3,831
Short-term securities, end of year	4,266	3,766
Net cash and cash equivalents and short-term securities, end of year (Note 5)	$7,590	$7,597
Less: Net cash and cash equivalents and short-term securities, classified as held for sale (Note 3)		$574
Net cash, cash equivalents and short-term securities, continuing operations		$7,023

(1)	Balances have been restated. Refer to Note 2.
(2)	Consists of cash proceeds on sale of discontinued operation of $1,580, net of cash and cash equivalents of discontinued operation of $1,415.

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 97

Notes to the Consolidated Financial Statements

(Amounts in millions of Canadian dollars except for per share amounts and where otherwise stated. All amounts stated in US dollars are in millions.)

1. Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). Both companies are incorporated under the Insurance Companies Act (Canada), and are regulated by the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, “the Enterprise” or “the Company”. We are an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through our operations in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”) and Asia. We also operate mutual fund and investment management businesses, primarily in Canada, the United States and Asia.

Statement of Compliance

We prepared our Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued and adopted by the International Accounting Standards Board (“IASB”). Our accounting policies have been applied consistently within our Consolidated Financial Statements.

Basis of Presentation

Our Consolidated Statements of Financial Position are presented in the order of liquidity and each statement of financial position line item includes both current and non-current balances, as applicable.

We have defined our reportable segments and the amounts disclosed for those segments based on our management structure and the manner in which our internal financial reporting is conducted. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The significant accounting policies used in the preparation of our Consolidated Financial Statements are summarized below and are applied consistently by us.

Estimates, Assumptions and Judgments

Some of our accounting policies require estimates, assumptions and judgments as they relate to matters that are inherently uncertain. We have established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in an appropriate and systematic manner.

Use of Estimates and Assumptions

The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the application of policies and the reported amounts of assets, liabilities, revenue and expenses. Key sources of estimation uncertainty include the measurement of insurance contract liabilities and investment contract liabilities, determination of fair value, impairment of financial instruments, impairment of goodwill and intangible assets, and determination of provisions and liabilities for pension plans, other post-retirement benefits, and income taxes. Actual results may differ from our estimates thereby impacting our Consolidated Financial Statements. Refer to this Note for details on our use of estimates and assumptions.

Judgments

In preparation of these Consolidated Financial Statements, we use judgments to select assumptions and determine estimates as described above. We also use judgment when applying accounting policies and when determining the classification of insurance contracts, investment contracts and service contracts; the substance of whether our relationship with a structured entity, subsidiary, joint venture or associate constitutes control, joint control or significant influence; functional currencies; contingencies; non-current assets and disposal groups classified as held for sale and discontinued operations; and the determination of fair value of share-based payments. Details on the judgments are further described in this Note.

Basis of Consolidation

Our Consolidated Financial Statements include the results of operations and the financial position of subsidiaries, which includes structured entities controlled by us, after intercompany balances and transactions have been eliminated. Subsidiaries are fully consolidated from the date we obtain control, and deconsolidated on the date control ceases. The acquisition method is used to account for the acquisition of a subsidiary from an unrelated party at the date that control is obtained, with the difference between the acquisition cost of the subsidiary and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. Interests held by external parties are shown as non-controlling interests.

We control an entity when we have power over an entity, exposure to or rights to variable returns from our involvement with an entity, and the ability to affect our returns through our power over an entity. Power exists when we have rights that give us the ability to direct the relevant activities, which are those activities that could significantly affect the entity’s returns. Power can be obtained through voting rights or other contractual arrangements. Judgment is required to determine the relevant activities and which party has power over these activities. When we have power over and variable returns from an entity, including an investment fund that we manage, we also apply significant judgment in determining whether we are acting as a principal or agent. To make this determination, we consider factors such as how much discretion we have regarding the management of the investment fund and the magnitude and extent of variability associated with our interests in the fund. If we determine we are the principal rather than the agent, we would consolidate the assets and liabilities of the fund.

98 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

A joint venture exists when SLF Inc., or one of its subsidiaries, has joint control of a joint arrangement and has rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control and exists only when the decisions about the relevant activities require the unanimous consent of the parties sharing control. Associates are entities over which SLF Inc. or its subsidiaries are able to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of an investee but not have control or joint control over those decisions. Significant influence is generally presumed to exist when SLF Inc. or its subsidiaries holds greater than 20% of the voting power of the investee but does not have control or joint control. The equity method is used to account for our interests in joint ventures and associates. A joint operation exists when SLF Inc., or one of its subsidiaries, has joint control of an arrangement that gives it rights to the assets and obligations for the liabilities of the operation, rather than the net assets of the arrangement. For joint operations, we record our share of the assets, liabilities, revenue and expenses of the joint operation. Judgment is required to determine whether contractual arrangements between multiple parties results in control, joint control or significant influence, with consideration of the relevant activities of the entity, voting rights, representation on boards of directors and other decision making factors. Judgment is also required to determine if a joint arrangement is a joint venture or joint operation, with consideration of our rights and obligations and the structure and legal form of the arrangement.

Determination of Fair Value

Fair value is determined based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. We determine fair value by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs.

When observable valuation inputs are not available, significant judgment is required to determine fair value by assessing the valuation techniques and valuation inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value. Note 5 includes a description of the fair value methodologies and assumptions by type of asset.

Foreign Currency Translation

Translation of Transactions in Foreign Currencies

The individual financial statements of SLF Inc. and its subsidiaries, joint ventures and associates are prepared in the currency in which they conduct their ordinary course of business, which is referred to as functional currency. Transactions occurring in currencies other than the functional currency are translated to the functional currency using the spot exchange rates at the dates of the transactions.

At the statement of financial position date, monetary assets and liabilities in foreign currencies are translated to the functional currency at the exchange rate at the statement of financial position date. Non-monetary assets and liabilities in foreign currencies that are held at fair value are translated at the statement of financial position date, while non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

The resulting exchange differences from the translation of monetary items and non-monetary items held at fair value, with changes in fair value recorded to income, are recognized in our Consolidated Statements of Operations. For monetary assets classified as available-for-sale (“AFS”), translation differences calculated on amortized cost are recognized in our Consolidated Statements of Operations and other changes in carrying amount are recognized in other comprehensive income (“OCI”). The exchange differences from the translation of non-monetary items classified as AFS are recognized in OCI.

Translations to the Presentation Currency

In preparing our Consolidated Financial Statements, the financial statements of foreign operations are translated from their respective functional currencies to Canadian dollars, our presentation currency. Assets and liabilities are translated at the closing exchange rate at the statement of financial position date, and income and expenses are translated using the average exchange rates. The accumulated gains or losses arising from translation of functional currencies to the presentation currency, net of the effect of any hedges, are included as a separate component of OCI within equity. Upon disposal of a foreign operation that includes loss of control, significant influence or joint control, the cumulative exchange gain or loss related to that foreign operation is recognized in income.

Invested Assets

Financial Assets Excluding Derivative Financial Instruments

Financial assets include cash, cash equivalents and short-term securities, debt securities, equity securities, mortgages and loans, financial assets included in other invested assets and policy loans. Financial assets are designated as financial assets at fair value through profit or loss (“FVTPL”) or AFS assets, or are classified as loans and receivables at initial recognition. The following table summarizes the financial assets included in our Consolidated Statements of Financial Position and the asset classifications applicable to these assets:

Consolidated Statements of Financial Position line	Asset classification
Cash, cash equivalents and short-term securities	FVTPL
Debt securities	FVTPL and AFS
Equity securities	FVTPL and AFS
Mortgages and loans	Loans and receivables
Other invested assets	FVTPL and AFS
Policy loans	Loans and receivables

Mortgages and loans include mortgage loans and debt securities not quoted in an active market. Financial assets included in Other invested assets include investments in limited partnerships, segregated funds and mutual funds. Cash equivalents are highly liquid instruments with a term to maturity of three months or less, while short-term securities have a term to maturity exceeding three months but less than one year. Policy loans are fully secured by the policy values on which the loans are made. The accounting for each asset classification is described in the following sections.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 99

i) Initial Recognition and Subsequent Measurement

Generally, debt securities, equity securities and other invested assets supporting our insurance contract liabilities or investment contract liabilities measured at fair value are designated as FVTPL, while debt securities, equity securities and other invested assets not supporting our insurance contract liabilities or that are supporting investment contract liabilities measured at amortized cost are designated as AFS. Mortgages and loans and policy loans are classified as loans and receivables. Financial assets are recognized in the Consolidated Statements of Financial Position on their trade dates, which are the dates that we commit to purchase or sell the assets.

Financial Assets at Fair Value Through Profit or Loss

Financial assets at FVTPL include financial assets that are held for trading (“HFT”), as well as financial assets that have been designated as FVTPL at initial recognition. A financial asset is classified as HFT if it is acquired principally for the purpose of selling in the near term. A financial asset can be designated as FVTPL if it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or if a group of financial assets, financial liabilities or both, is managed and its performance is evaluated on a fair value basis. Cash equivalents and short-term securities have been classified as HFT. Debt securities, equity securities and other invested assets supporting insurance contract liabilities or investment contract liabilities measured at fair value have been designated as FVTPL. This designation has been made to eliminate or significantly reduce the measurement inconsistency that would arise due to the measurement of the insurance contract or investment contract liabilities, which are based on the carrying value of the assets supporting those liabilities. Financial assets classified as FVTPL are recorded at fair value in our Consolidated Statements of Financial Position and transaction costs are expensed immediately. Changes in fair value as well as realized gains and losses on sale are recorded in Change in fair value through profit or loss assets and liabilities in our Consolidated Statements of Operations. Interest income earned and dividends received are recorded in Interest and other investment income in our Consolidated Statements of Operations. Because the carrying value of insurance contract liabilities is determined by reference to the assets supporting those liabilities, changes in the insurance contract liabilities generally offset changes in the fair value of debt securities classified as FVTPL, except for changes that are due to impairment. The majority of equity securities and other invested assets classified as FVTPL are held to support products where investment returns are passed through to policyholders and therefore, changes in the fair value of those assets are significantly offset by changes in insurance contract liabilities.

Available-for-Sale Financial Assets

Financial assets classified as AFS are recorded at fair value in our Consolidated Statements of Financial Position and transaction costs are capitalized on initial recognition. Transaction costs for debt securities are recognized in income using the effective interest method, while transaction costs for equity securities and other invested assets are recognized in income when the asset is derecognized. Changes in fair value are recorded to unrealized gains and losses in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI. Interest income earned and dividends received are recorded in Interest and other investment income in our Consolidated Statements of Operations. Net impairment losses and realized gains and losses on the sale of assets classified as AFS are reclassified from accumulated OCI to Net gains (losses) on available-for-sale assets in the Consolidated Statements of Operations.

Loans and Receivables

Loans and receivables are carried at amortized cost using the effective interest method. Transaction costs for mortgages and loans are capitalized on initial recognition and are recognized in income using the effective interest method. Realized gains and losses on the sale of mortgages and loans, interest income earned and fee income are recorded in Interest and other investment income in our Consolidated Statements of Operations.

ii) Derecognition

A financial asset is derecognized when our rights to contractual cash flows expire, when we transfer substantially all our risks and rewards of ownership or when we no longer retain control.

iii) Impairment

Financial assets are assessed for impairment on a quarterly basis. Financial assets are impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more loss events and that event has an impact on the estimated future cash flows that can be reliably estimated. Objective evidence of impairment generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal or disappearance of an active market for that financial asset. Objective evidence of impairment for an investment in an equity instrument or other invested asset also includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost. Management exercises considerable judgment in assessing for objective evidence of impairment. Due to the inherent risks and uncertainties in our evaluation of assets or groups of assets for objective evidence of impairment, the actual impairment amount and the timing of the recognition of impairment may differ from management assessment. The impairment assessment process is discussed in Note 6.

Financial Assets at Fair Value Through Profit or Loss

Since financial assets classified as FVTPL are carried at fair value with changes in fair value recorded to income, any reduction in value of the assets due to impairment is already reflected in investment income. However, the impairment of assets classified as FVTPL generally impacts the change in insurance contract liabilities due to the impact of asset impairment on future cash flows.

Available-for-Sale Financial Assets

When there is objective evidence that a financial asset classified as AFS is impaired, the loss in accumulated OCI is reclassified to Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations. Following impairment loss recognition, a debt security continues to be carried at fair value with changes in fair value recorded in OCI, and it is assessed quarterly for further

100 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

impairment loss or reversal. Subsequent losses on an impaired equity security or other invested asset, including losses relating to foreign currency changes, are reclassified from OCI to income in subsequent reporting periods until the asset is derecognized. Once an impairment loss on a debt security classified as AFS is recorded to income, any reversal of impairment loss through income occurs only when the recovery in fair value is objectively related to an event occurring after the impairment was recognized. Impairment losses on an equity security or other invested asset classified as AFS are not reversed through income.

Loans and Receivables

If an impairment loss on an individual mortgage or loan has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. For collateralized financial assets, the present value of the estimated future cash flows reflects the cash flows that may result from foreclosure less costs to sell, whether or not foreclosure is probable. If no evidence of impairment exists for an individually assessed mortgage or loan, it is included in a group of loans with similar credit risk characteristics and collectively assessed for impairment.

When an impairment loss has been incurred, the carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in income. If the impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the initial impairment charge was recognized, the previous impairment charge is reversed by adjusting the allowance account and the reversal is recognized in income. Interest income is recognized on impaired mortgages and loans using the effective interest rate method and it is based on the estimated future cash flows used to measure the impairment loss. Changes in the allowance account, other than write-offs net of recoveries, are charged against Interest and other investment income in our Consolidated Statements of Operations. Write-offs, net of recoveries, are deducted from the allowance account when there is no realistic prospect of recovery, which is typically not before derecognition of the asset through foreclosure or sale.

Collateral

Cash received (pledged) as collateral is recognized (derecognized) in our Consolidated Statements of Financial Position with corresponding amounts recognized in Other liabilities (Other assets), respectively. All other types of assets received (pledged) as collateral are not recognized (derecognized) in our Consolidated Statements of Financial Position.

Derivative Financial Instruments

All derivative financial instruments are recorded at fair value in our Consolidated Statements of Financial Position. Derivatives with a positive fair value are recorded as Derivative assets while derivatives with a negative fair value are recorded as Derivative liabilities.

The accounting for the changes in fair value of a derivative instrument depends on whether or not it is designated as a hedging instrument for accounting purposes. Changes in fair value of derivatives that are not designated as hedging instruments for accounting purposes, which are defined as derivative investments, and embedded derivatives that are bifurcated are recorded in Change in fair value through profit or loss assets and liabilities in our Consolidated Statements of Operations. Income earned or paid on these derivatives is recorded in Interest and other investment income in our Consolidated Statements of Operations. Hedge accounting is applied to certain derivatives to reduce income statement volatility. When certain qualification criteria are met, hedge accounting recognizes the offsetting effects of hedging instruments and hedged items in income or defers the effective portion of changes in fair value of hedging instruments in OCI until there is a recognition event, such as the occurrence of a forecasted transaction or the disposal of a net investment in a foreign subsidiary. All hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Fair Value Hedges

Certain interest rate swaps and foreign currency forwards are designated as fair value hedges of the interest rate or foreign exchange rate risks associated with AFS assets. Changes in fair value of the derivatives are recorded in Interest and other investment income in our Consolidated Statements of Operations. The change in fair value of the AFS assets related to the hedged risk is reclassified from OCI to income. As a result, ineffectiveness, if any, is recognized in income to the extent that changes in fair value of the derivatives and AFS assets do not offset. Interest income earned and paid on the AFS assets and swaps in the fair value hedging relationships are recorded in Interest and other investment income in the Consolidated Statements of Operations.

Cash Flow Hedges

Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain share-based payment plans. Changes in fair value of these forwards based on spot price changes are recorded to OCI, with the spot-to-forward differential and any ineffectiveness recognized in Interest and other investment income in the Consolidated Statements of Operations. A portion of the amount included in OCI related to these forwards is reclassified to income as a component of operating expenses as the liabilities are accrued for the share-based payment awards over the vesting periods. All amounts recorded to or from OCI are net of related taxes.

Net Investment Hedges

Certain swaps and foreign currency denominated liabilities are designated as net investment hedges to reduce foreign exchange fluctuations associated with certain net investments in funding of foreign subsidiaries. Changes in fair value of these instruments are recorded to foreign exchange gains and losses in OCI, offsetting the respective foreign currency translation gains or losses arising from the underlying net investments in foreign subsidiaries. All amounts recorded to or from OCI are net of related taxes. If the hedging relationship is terminated, amounts deferred in accumulated OCI continue to be deferred until there is a disposal or partial disposal of our net investment in the hedged foreign subsidiary. Interest earned and paid on the swaps is recorded in Interest and other investment income in the Consolidated Statements of Operations.

Embedded Derivatives

An embedded derivative is a component of a host contract that modifies the cash flows of the host in a manner similar to a derivative, according to a specified interest rate, financial instrument price, foreign exchange rate, underlying index or other variable. We are required to separate embedded derivatives from the host contract, if an embedded derivative has economic and risk characteristics that

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are not closely related to the host contract, meets the definition of a derivative, and the combined contract is not measured at fair value with changes recognized in income. If an embedded derivative is bifurcated for accounting purposes from the host contract, it will be accounted for as a derivative. For further details on embedded derivatives in insurance contracts, see the Insurance Contract Liabilities accounting policy in this Note.

Investment Properties

Investment properties are real estate held to earn rental income or for capital appreciation. Properties held to earn rental income or for capital appreciation that have an insignificant portion that is owner-occupied are classified as investment properties. Properties that do not meet these criteria are classified as property and equipment. Expenditures related to ongoing maintenance of properties incurred subsequent to acquisition are expensed. Investment properties are initially recognized at transaction price including transaction costs in our Consolidated Statements of Financial Position. These properties are subsequently measured at fair value with changes in value recorded to Change in fair value through profit or loss assets and liabilities in our Consolidated Statements of Operations.

Other Invested Assets – Non-Financial Assets

Other invested assets also include non-financial assets such as investments in associates and joint ventures, which are accounted for using the equity method. Investments in associates and joint ventures are initially recorded at cost. Subsequent adjustments to the investment are made for our share of net income or loss and our share of OCI. Our share of net income is recorded in Interest and other investment income in our Consolidated Statements of Operations and our share of OCI is recorded in our Consolidated Statements of Comprehensive Income (Loss). Impairment losses on equity method investments are recognized when events or changes in circumstances indicate that they are impaired. The impairment loss recognized is the difference between the carrying amount and the recoverable amount.

Other Assets

Other assets include receivables, deferred acquisition costs, investment income due and accrued as well as prepaid expenses.

Deferred acquisition costs arising from service contracts or from service components of investment contracts are amortized over the expected life of the contracts based on the future expected fees.

Reinsurance Assets

In the normal course of business, we use reinsurance to limit exposure to large losses. We have a retention policy that requires that such arrangements be placed with well-established, highly rated reinsurers. Reinsurance assets are measured consistently with the amounts associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Amounts due to or from reinsurers with respect to premiums received or paid claims are included in Other assets and Other liabilities in the Consolidated Statements of Financial Position. Premiums for reinsurance ceded are presented as premiums ceded in the Consolidated Statements of Operations. Reinsurance expenses (recoveries), as presented in our Consolidated Statements of Operations, denote reinsurance expenses and expense recoveries resulting from reinsurance agreements.

Reinsurance assets are subject to impairment testing. If impaired, the carrying value is reduced, and an impairment loss is recognized in Reinsurance expenses (recoveries) in our Consolidated Statements of Operations. Impairment occurs when objective evidence exists (as a result of an event) after the initial recognition of the reinsurance asset indicating that not all amounts due under the terms of the contract will be received, and the impairment can be reliably measured.

Reinsurance assumed is accounted for as an insurance, investment or service contract depending on the underlying nature of the agreement and if it meets the definition of an insurance, investment or service contract. For the accounting for these types of contracts, see the respective policy section in this Note.

Property and Equipment

Owner-occupied properties and all other items classified as property and equipment are carried at historical cost less accumulated depreciation and impairment.

Borrowing costs incurred from the time of acquisition to the time when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete are capitalized as part of the cost of the property, while borrowing costs and repairs and maintenance incurred subsequent to the acquisition of the property are charged through operating expenses during the period in which they are incurred. Other subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to us and the cost of the asset can be measured reliably.

Depreciation of property and equipment, excluding land which is not depreciated, is calculated using a straight-line method and the asset is amortized to its residual value over its estimated useful life as follows:

Owner-occupied properties	25 to 49 years
Furniture, computers, other office equipment and leasehold improvements	2 to 10 years

The asset’s residual value, useful life and method of depreciation are reviewed regularly, at a minimum at the end of each fiscal year, and adjusted if appropriate. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is considered to be impaired and it is written down immediately to its recoverable amount. In the event of an improvement in the estimated recoverable amount, the related impairment may be reversed. Gain and loss on disposal of property and equipment is determined by reference to its carrying amount and is recognized in the Consolidated Statements of Operations.

Intangible Assets

Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite life intangible

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assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a cash generating unit (“CGU”) falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets. We exercise significant judgment in determining our CGUs. The factors considered in determining our CGUs include product cash inflows, product distribution, target markets and how management monitors and evaluates the operations.

The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s carrying value to its recoverable amount, which is the higher of fair value less costs to sell and value in use. Impairment losses are recognized immediately and may not be reversed in future periods. Significant judgment is involved in estimating the model inputs used to determine the recoverable amount of our CGUs, including those for discount rates, capital, the value of new business, and expenses as well as cash flow projections, due to the uncertainty in the timing of and amount of cash flows and the forward-looking nature of these inputs. The assumptions may differ from the actual experience, and estimates may change from period to period based on future events or revisions of assumptions. These key assumptions are discussed in Note 10.

Non-Current Assets and Disposal Groups Classified as Held for Sale and Discontinued Operations

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is satisfied when a sale is highly probable and the assets are available for immediate sale in their present condition, subject only to terms that are usual and customary for sales of non-current assets and disposal groups. For a sale to be highly probable, management must be committed to sell the non-current asset or disposal group within one year from the date of classification as held for sale.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Individual assets and assets in a disposal group not subject to these measurement requirements include financial assets, investment properties, insurance and reinsurance assets, deferred tax assets and assets arising from employee benefits. These exempt assets are measured in accordance with the relevant accounting policies described for those assets included in this Note before the disposal group as a whole is measured to the lower of its carrying amount and fair value less cost to sell. Any impairment loss for the disposal group is recognized as a reduction to the carrying amount of the non-current assets in the disposal group that are in scope of the measurement requirements.

A disposal group is presented as a discontinued operation if both of the following conditions are met: (i) it is a component of the Company for which operations and cash flows can be clearly distinguished operationally and financially from the rest of the Company, (ii) it represents a separate major line of business or geographical area of operations that either has been disposed of or is classified as held for sale; or it is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations.

Assets in a disposal group classified as held for sale are presented separately in our Consolidated Statements of Financial Position. Discontinued operations are presented separately from continuing operations in our Consolidated Statements of Operations.

Insurance Contract Liabilities

Insurance contracts are contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. The presence of significant insurance risk in individual contracts is assessed by reviewing books of contracts with homogeneous risk features. Judgment is required to determine the classification of a contract as an insurance contract, investment contract or a service contract.

As discussed in the Segregated Funds section of this Note, certain insurance contracts under which the policyholder bears the risks associated with the underlying investments are classified as Insurance contracts for account of segregated fund holders in our Consolidated Statements of Financial Position.

Insurance contract liabilities, including policy benefits payable and provisions for policyholder dividends, are determined in accordance with Canadian accepted actuarial practice and any requirements of OSFI. As confirmed by guidance provided by the Canadian Institute of Actuaries (“CIA”), the current Canadian Asset Liability Method (“CALM”) of valuation of insurance contract liabilities satisfies the IFRS 4 Insurance Contracts requirements for eligibility for use under IFRS. Under CALM, liabilities are set equal to the statement of financial position value of the assets required to support them.

Some insurance contracts contain discretionary participation features (“DPF”), whereby the policyholder has the right to receive potentially significant additional benefits based on the actual investments and other experience on a block of similar contracts. IFRS allows the non-guaranteed, or participating, elements of such contracts to be classified as either a liability or as equity, depending on the nature of our obligation to the policyholder. The contracts issued by us contain constructive obligations to the policyholder with respect to the DPF of the contracts. We have therefore elected to classify these features as a liability, consistent with accounting treatment under CALM, and in accordance with guidance provided by the CIA.

Derivatives embedded in insurance contracts are treated as separate derivatives and measured at fair value with changes in fair value recognized in income, except when the embedded derivative itself meets the definition of an insurance contract under IFRS, or when

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the risks and characteristics are closely related to those of the host contracts or when the derivative is the policyholder’s option to surrender an insurance contract for a fixed amount or an amount based on a fixed amount and an interest rate. The derivatives that have not been separated are accounted for as insurance contract liabilities.

Significant judgment is required in determining our liabilities for insurance contracts including the assumptions required for their determination. Application of different assumptions may result in different measurement of the insurance contract liabilities. Actual experience may differ from assumptions, and estimates may change from period to period based on future events or revisions of assumptions. Key assumptions and considerations in choosing assumptions are discussed in Note 11 and sensitivities are discussed in Note 7.

Financial Liabilities

Investment Contract Liabilities

Contracts issued by us that do not transfer significant insurance risk, but do transfer financial risk from the policyholder to us, are financial liabilities and are accounted for as investment contracts. Service components of investment contracts are treated as service contracts. For further details on how service components of investment contracts are treated, see the Service Contracts accounting policy in this Note.

Liabilities for investment contracts without DPF are measured at FVTPL or amortized cost. Contracts recorded at FVTPL are measured at fair value at inception and each subsequent reporting period. Contracts recorded at amortized cost are initially recognized at fair value, less transaction costs directly attributable to the issue of the contract. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired. At each subsequent period, the contracts are measured at amortized cost using the effective interest method. Changes in fair value of investment contract liabilities recorded at FVTPL and amortization on contracts recorded at amortized cost are recorded as an Increase (decrease) in investment contract liabilities in our Consolidated Statements of Operations. Deposits collected from and payments made to contract holders are recorded as an increase and decrease in Investment contract liabilities in our Consolidated Statements of Financial Position.

As discussed in the Segregated Funds section of this Note, certain investment contracts under which the policyholder bears the risks associated with the underlying investments are classified as Investment contracts for account of segregated fund holders in the Consolidated Statements of Financial Position. The accounting for Investment contracts that contain DPF is described in the Insurance Contract Liabilities section of this Note.

Other Liabilities

Other liabilities include accounts payable, bond purchase agreements, senior financing, provisions and deferred income and are measured at amortized cost. Deferred income arises from investment contracts where funds are received in advance of services provided. Other than insurance contract liabilities and investment contract liabilities, provisions are recognized for present legal or constructive obligations as a result of a past event, if it is probable that they will result in an outflow of economic resources and the amount can be reliably estimated. The amounts recognized for these provisions are the best estimates of the expenditures required to settle the present obligations or to transfer them to a third-party at the statement of financial position date, considering all the inherent risks and uncertainties, as well as the time value of money. These provisions are reviewed as relevant facts and circumstances change.

Senior Debentures and Subordinated Debt

Senior debentures and subordinated debt liabilities are recorded at amortized cost using the effective interest method. Transaction costs are recorded as part of the liability and are recognized in income using the effective interest method. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired.

Service Contracts

Contracts issued by us that do not transfer significant insurance risk and do not transfer financial risk from the policyholder to us are classified as service contracts. Service components of investment contracts are also accounted for as service contracts. Fee income earned from these contracts is described in the Premium and Fee Income Recognition accounting policy section of this Note. Deferred acquisition costs are described under the Other Assets accounting policy section of this Note. Where the cost of meeting the obligations of the contract exceed the economic benefits expected to be received under it, a provision is recognized in other liabilities.

Segregated Funds

Segregated funds are products for which we issue a contract where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risks and rewards of the fund’s investment performance. In addition, certain contracts include guarantees from us. We derive fee income from segregated funds, which is included in Fee income in our Consolidated Statements of Operations. Policyholder transfers between general funds and segregated funds are included in Net transfers to (from) segregated funds in the Consolidated Statements of Operations. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in our Consolidated Statements of Operations.

Investments for Account of Segregated Fund Holders

Investments for account of segregated fund holders are recorded separately from the Total general fund assets in our Consolidated Statements of Financial Position and are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by us.

Insurance Contracts for Account of Segregated Fund Holders

Insurance contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. Insurance contracts under which the segregated fund holders bear the risks associated

104 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

with the underlying investments are classified as insurance contracts for account of segregated fund holders. The liabilities reported as insurance contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances. Changes in the fair value of the invested assets of the segregated funds are recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations.

Other assets and liabilities associated with these insurance contracts, such as origination costs and the liabilities associated with guarantees provided by us, are included in general fund liabilities in Insurance contract liabilities in the Consolidated Statements of Financial Position.

Investment Contracts for Account of Segregated Fund Holders

Investment contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. Investment contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as investment contracts for account of segregated fund holders. The liabilities reported as investment contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances.

Other liabilities associated with these investment contracts, such as onerous contract provisions required for service components, are included with general fund liabilities in Investment contract liabilities in the Consolidated Statements of Financial Position.

Income Taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method on temporary differences at the statement of financial position date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current and deferred income tax relating to items recognized directly in equity is recognized in equity and not in our Consolidated Statements of Operations. Interest and penalties payable to taxation authorities are recorded in Operating expenses in our Consolidated Statements of Operations.

Deferred income tax assets and liabilities are calculated based on income tax rates and laws that are expected to apply when the liability is settled or the asset is realized, which are normally those enacted or considered substantively enacted at our Consolidated Statements of Financial Position dates. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses to the extent that it is probable that future taxable profit will be available against which these assets can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recognized. The recognition of deferred income tax assets requires estimates and significant judgment about future events, such as projections of future taxable profits, based on the information available at the reporting date.

The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate. For each reporting period, our income tax provision reflects our best estimate, based on the information available at the reporting date, of tax positions that are under audit or appeal by relevant tax authorities. To the extent that our estimate of tax positions or the timing of realization of deferred income tax assets or liabilities are not as expected, the provision for income taxes may increase or decrease in the future to reflect the actual experience.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where we control the timing of the reversal of the temporary difference and it is apparent that the temporary difference will not reverse in the foreseeable future. No deferred income tax asset or liability is recognized in relation to temporary differences that arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, did not affect either the accounting profit or taxable profit or loss. Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities, the deferred income taxes relate to the same taxable entity and the same taxation authority and we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

In determining the impact of taxes, we are required to comply with Canadian accepted actuarial practice and IFRS. CALM requires that all projected cash flows associated with insurance contract liabilities, including income taxes, be included in the determination of insurance contract liabilities. The insurance contract liabilities are therefore determined including all policy-related income tax effects on a discounted basis, and then adjusted for any related deferred income tax assets and liabilities held in accordance with IFRS. The net result of this adjustment is to leave the discounting effect of the deferred income taxes associated with temporary differences on policy-related tax items in the insurance contract liabilities. Refer to Note 21 on Income Taxes.

Pension Plans and Other Post-Retirement Benefits

For defined benefit plans the present value of the defined benefit obligation is calculated by independent actuaries using the projected unit credit method, and actuarial assumptions that represent best estimates of future variables that will affect the ultimate cost of these obligations. The discount rate used is based on market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of obligations. Plan assets are measured at fair value and are held in separate trustee administered funds. The difference between the fair value of the plan assets and the present value of the defined benefit obligation is recognized on the Consolidated Statements of Financial Position as an asset or liability.

Costs charged to our Consolidated Statements of Operations include current service cost, any past service costs, any gains or losses from curtailments and interest on the net defined benefit liability (asset). Remeasurement of the net defined benefit liability (asset) includes the impact of changes to the actuarial assumption underlying the liability calculations, liability experience gains or losses, the difference between the return on plan assets and the amount included in the interest on the net defined benefit liability (asset), is reflected immediately in OCI. The calculation of the defined benefit expenses and obligations requires judgment as the recognition is dependent on various actuarial assumptions such as discount rates, health care cost trend rates and projected compensation increases. These key assumptions are discussed in Note 26.

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Dividends

Dividends payable to holders of shares of SLF Inc. are recognized in the period in which they are authorized or approved. Dividends that have been reinvested in additional common shares under the Dividend Reinvestment and Share Purchase Plan (“DRIP”) are also reflected as dividends within retained earnings. Where SLF Inc. has issued common shares from treasury under the DRIP, the additional shares have been reflected in common shares.

Premium and Fee Income Recognition

Gross premiums for all types of insurance contracts excluding segregated fund contracts are generally recognized as revenue when due.

Fee income includes fund management and other asset-based fees, commissions from intermediary activities, and fees on service contracts and is recognized when services are rendered.

Share-Based Payments

Stock options of SLF Inc. granted to employees are accounted for as equity-settled share-based payment transactions. The total compensation expense for stock options is computed based on the fair value of the stock option at the date of grant and the estimated number of options expected to vest at the end of the vesting period. The expense is recognized over the vesting period as compensation expense in Operating expenses in the Consolidated Statements of Operations, with an offset to contributed surplus in our Consolidated Statements of Changes in Equity. When options are exercised, new common shares are issued, contributed surplus is reversed and the common shares issued are credited to common shares in our Consolidated Statements of Changes in Equity.

Other share-based payment plans based on the value of SLF Inc.’s common shares are accounted for as cash-settled share-based payment transactions. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are recomputed at the end of each reporting period and are measured at the fair value of the award at that reporting date. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are settled in cash at the end of the vesting period.

Share-based payment awards within MFS Investment Management (“MFS”) which are based on their own shares, are accounted for as cash-settled share-based payment awards. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because the subsidiary has a practice of purchasing the issued shares from employees after a specified holding period. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are accrued over the vesting period and are measured at fair value at each reporting period with the change in fair value recognized as compensation expense. The liabilities are settled in cash when the shares are purchased from the employees.

Basic and Diluted Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing the common shareholders’ net income by the weighted average number of common shares issued and outstanding.

Diluted EPS adjusts common shareholders’ net income and the weighted average number of common shares for the effects of all dilutive potential common shares under the assumption that convertible instruments are converted and that outstanding options are exercised. Diluted EPS is calculated by dividing the adjusted common shareholders’ net income by the adjusted weighted average number of common shares outstanding. For convertible instruments, common shareholders’ net income is increased by the after-tax expense on the convertible instrument while the weighted average common shares are increased by the number of common shares that would be issued at conversion. For stock options, it is assumed that the proceeds from the exercise of options whose exercise price is less than the average market price of common shares during the period are used to repurchase common shares at the average market price for the period. The difference between the number of common shares issued for the exercise of the dilutive options and the number of common shares that would have been repurchased at the average market price of the common shares during the period is adjusted to the weighted average number of common shares outstanding.

2. Changes in Accounting Policies and Adjustments

2.A New and Amended International Financial Reporting Standards Adopted in 2013

We have adopted the following new and amended standards in the current year.

In May 2011, IFRS 10 Consolidated Financial Statements (“IFRS 10”) was issued, which replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation-Special Purpose Entities. It defines the principle of control, establishes control as the basis for determining which entities are consolidated, and sets out the requirements for the preparation of consolidated financial statements. Under IFRS 10, an investor controls an investee when it has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. We adopted this standard on a retrospective basis on January 1, 2013.

As a result of the adoption of IFRS 10, we have deconsolidated Sun Life Capital Trust and Sun Life Capital Trust II (together, the “SL Capital Trusts”) which issued the Sun Life ExchangEable Capital Securities (“SLEECS”), for all periods presented in our Consolidated Financial Statements. We have deconsolidated the SL Capital Trusts because the primary asset in each of these trusts is a senior debenture issued by us and therefore we do not have exposure or rights to variable returns from our involvement in these entities. This deconsolidation did not have any impact on our Consolidated Statements of Operations or our basic and diluted EPS for the current period or any of the prior periods presented. However, the deconsolidation impacted our Consolidated Statements of Financial Position for the current period and all prior periods presented. The impact of the deconsolidation on the Consolidated Statements of Financial Position for prior periods is shown in the table at the end of this Note. Similar adjustments were made in the current period. Segregated

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fund assets continue to be reported on the Consolidated Statements of Financial Position as a single line as Investments for account of segregated fund holders since we have legal ownership of these assets. Since the policyholder bears the risks and rewards of the fund’s performance, we continue to present only the fee income earned from the segregated funds and not the investment income earned on these assets that is credited to the policyholder. We have not consolidated the underlying mutual funds that the segregated funds invest in even though in some cases we have power over these funds because the policyholder, not us, is exposed to the variability associated with these funds. In Note 23, we have expanded our disclosures related to the risks associated with our segregated funds by providing disclosure of the composition of the Investments for account of segregated fund holders by type of segregated fund. This standard has not yet been adopted in all jurisdictions that use IFRS and we will continue to monitor the implementation of the standard in other jurisdictions.

In May 2011, IFRS 11 Joint Arrangements (“IFRS 11”) was issued which replaces IAS 31 Interests in Joint Ventures. IFRS 11 requires a party to a joint arrangement to determine the type of arrangement in which it is involved by assessing its rights and obligations from the arrangement. It eliminates the option to use the proportionate consolidation method for joint ventures and requires that the equity method be applied to account for our investment in these entities. This standard is effective for annual periods beginning on or after January 1, 2013. The adoption of this standard did not have a material impact on our Consolidated Financial Statements.

In May 2011, IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) was issued, which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 requires that an entity disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and to evaluate the effects of those interests on its financial position, financial performance and cash flows. We have included these disclosures in Note 17.

In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 and provide transitional relief for IFRS 10, IFRS 11 and IFRS 12 by limiting the comparative information requirements to only the preceding comparative periods and by removing certain disclosure requirements for the comparative period from IFRS 12. We applied these amendments when we adopted IFRS 10, IFRS 11 and IFRS 12 in 2013.

As a result of the issuance of IFRS 10, IFRS 11 and IFRS 12, both the current IAS 27 and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) were amended. The requirements related to separate financial statements will remain in IAS 27 while the requirements related to consolidated financial statements are replaced by IFRS 10. The disclosure requirements currently in IAS 28 are replaced by IFRS 12. The amendments are effective for annual periods beginning on or after January 1, 2013. The amendments to IAS 27 and IAS 28 did not have an impact on our Consolidated Financial Statements.

In May 2011, IFRS 13 Fair Value Measurement (“IFRS 13”) was issued. IFRS 13 defines fair value and sets out a single framework for measuring fair value when fair value is required by other IFRS standards. It also requires disclosures about fair value measurements and expands fair value disclosures to include non-financial assets. This standard is effective for interim and annual periods beginning on or after January 1, 2013. This standard did not have a material measurement impact on our Consolidated Financial Statements. We have included the additional disclosures required by this standard, primarily in Note 5.

In June 2011, IAS 19 Employee Benefits (“IAS 19”) was amended. Under the amended standard, actuarial gains and losses will no longer be deferred or recognized in net income, but will be recognized immediately in OCI. Past service costs will be recognized in the period of a plan amendment and the annual expense for a funded plan will include net interest expense or income using the discount rate applied to the net defined benefit asset or liability. The amendments also require enhanced disclosures for defined benefit plans. We have included the enhanced disclosure in Note 26. This amended standard is effective for annual periods beginning on or after January 1, 2013. We adopted this standard on a retrospective basis on January 1, 2013. The adoption of these amendments did not have a material impact on our Consolidated Statements of Operations or our basic or diluted EPS for the current period as well as all prior periods presented. As a result of the adoption of this standard, we have a new component of OCI and accumulated OCI for the remeasurement of defined benefit plans. The impact of adoption on our Consolidated Statements of Financial Position for prior periods is shown in the table included later in this note.

In June 2011, IAS 1 Presentation of Financial Statements was amended. The amendments require separate presentation within OCI of items which may be subsequently reclassified to net income and items that will not be reclassified to net income. The amendments are effective for annual periods beginning on or after July 1, 2012. We have included these presentation amendments on our Consolidated Financial Statements.

In December 2011, amendments to IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) were issued which require additional disclosures about the effects of offsetting financial assets and financial liabilities and related arrangements. The new disclosures will require entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. The disclosures are intended to help investors understand the effect or potential effect of offsetting arrangements on a company’s financial position. The new disclosures are effective for annual periods beginning on or after January 1, 2013. We have included the disclosures required by this standard in Note 6.

In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle, which includes amendments to five IFRSs. The annual improvements process is used to make necessary but non-urgent changes to IFRS that are not included as part of any other project. The amendments clarify guidance and wording or make relatively minor amendments to the standards that address unintended consequences, conflicts or oversights. The amendments issued as part of this cycle must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2013. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In May 2013, Recoverable Amount Disclosures for Non-Financial Assets was issued, which amends IAS 36 Impairment of Assets. These narrow-scope amendments address the disclosure of information about the recoverable amount of impaired assets, if that amount is based on fair value less costs of disposal. These amendments are effective for annual periods beginning on or after January 1, 2014 with early adoption permitted. We have elected to early adopt. The adoption of the standard did not have a material impact on our Consolidated Financial Statements.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 107

2.A.i Summary of Impact Upon Adoption of Changes in IFRS

The following tables summarize the impact of adoption of these changes in accounting policies in our Consolidated Statements of Financial Position:

As at January 1, 2012	Previously reported	IAS 19	IFRS 10	Restated
Assets
Cash, cash equivalents and short-term securities	$8,837	$–	$(8)	$8,829
Other invested assets	$1,348	$–	$3	$1,351
Other assets	$2,885	$(54)	$9	$2,840
Deferred tax assets	$1,694	$94	$–	$1,788
Liabilities and equity
Liabilities
Deferred tax liabilities	$7	$1	$–	$8
Other liabilities	$8,011	$244	$(1)	$8,254
Senior debentures	$2,149	$–	$700	$2,849
Innovative capital instruments	$695	$–	$(695)	$–
Equity
Retained earnings and accumulated other comprehensive income(1)	$5,304	$(205)	$–	$5,099

(1)	Impact of adoption of IAS 19 was a decrease to retained earnings and accumulated OCI of $26 and $179, respectively.

As at December 31, 2012	Previously reported	IAS 19	IFRS 10	Restated
Assets
Cash, cash equivalents and short-term securities	$7,034	$–	$(8)	$7,026
Other invested assets	$1,269	$–	$3	$1,272
Other assets	$2,702	$(54)	$9	$2,657
Deferred tax assets	$1,005	$94	$–	$1,099
Liabilities and equity
Liabilities
Deferred tax liabilities	$5	$1	$–	$6
Other liabilities	$7,925	$244	$–	$8,169
Senior debentures	$2,149	$–	$700	$2,849
Innovative capital instruments	$696	$–	$(696)	$–
Equity
Retained earnings and accumulated other comprehensive income(1)	$6,130	$(205)	$–	$5,925

(1)	Impact of adoption of IAS 19 was a decrease to retained earnings and accumulated OCI of $26 and $179, respectively.

2.B New and Amended International Financial Reporting Standards to be Adopted in 2014

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by us in 2014.

In December 2011, amendments to IAS 32 Financial Instruments: Presentation were issued to clarify the existing requirements for offsetting financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2014. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

In October 2012, Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27) was issued. The amendments apply to investment entities, which are entities that evaluate the performance of their investments on a fair value basis and whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. The amendments provide an exemption to the consolidation requirements in IFRS 10 for investment entities and require investment entities to measure certain subsidiaries at fair value through profit or loss rather than consolidate them. The amendments are effective from January 1, 2014 with early adoption permitted. The exemption from consolidation for investment entities is not available for the Company as it is not an investment entity. As a result, we do not expect the adoption of this standard to have an impact on our Consolidated Financial Statements.

In May 2013, International Financial Reporting Standards Interpretations Committee Interpretation 21: Levies (“IFRIC 21”) was issued. IFRIC 21 addresses various accounting issues relating to levies imposed by a government. This interpretation is effective for annual periods beginning on or after January 1, 2014. We are currently assessing the impact the adoption of this interpretation may have on our Consolidated Financial Statements.

In June 2013, Novation of Derivatives and Continuation of Hedge Accounting was issued, which amends IAS 39 Financial Instruments Recognition and Measurement (“IAS 39”). Under these narrow scope amendments there would be no need to discontinue hedge

108 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

accounting if a hedging derivative was novated, provided certain criteria are met. These amendments are effective for annual periods beginning on or after January 1, 2014. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

2.C New and Amended International Financial Reporting Standards to be Adopted in 2015 or Later

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by us in 2015 or later.

In November 2013, Defined Benefit Plans: Employee Contributions was issued to amend IAS 19 Employee Benefits. These narrow scope amendments simplify the accounting for contributions to defined benefit plans. These amendments are effective for annual periods beginning on or after July 1, 2014, with earlier application permitted. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

In November 2009, IFRS 9 Financial Instruments (“IFRS 9”) was issued and subsequently amended in October 2010. IFRS 9 will replace IAS 39 and will be completed in three phases: classification and measurement of financial assets and liabilities, impairment of financial assets, and general hedge accounting. This was the first phase of the project on classification and measurement of financial assets and liabilities. The IASB is discussing proposed limited amendments related to this phase of the project. The standard on general hedge accounting was issued and included as part of IFRS 9 in November 2013. The accounting for macro hedging is expected to be issued as a separate standard outside of IFRS 9. The impairment of financial assets phase of the project is currently in development. In November 2013, the mandatory effective date of IFRS 9 of January 1, 2015 was removed and the effective date will be determined when the remaining phases of IFRS 9 are finalized. We are currently monitoring the developments of this standard and assessing the impact that the adoption of this standard may have on our Consolidated Financial Statements.

In December 2013, the IASB issued Annual Improvements 2010 -2012 Cycle and Annual Improvements 2011 -2013 Cycle which includes amendments to seven and four IFRSs respectively. These amendments provide clarification guidance to IFRS standards that address unintended consequences, conflicts or oversights. These amendments are effective for annual periods beginning on or after July 1, 2014 or transactions occurring after that date. We are currently assessing the impact these amendments will have on our Consolidated Financial Statements.

3. Acquisition and Held for Sale Classification and Discontinued Operation

3.A Acquisition

On April 12, 2013, in connection with a strategic partnership between Sun Life Assurance and Khazanah Nasional Berhad (“Khazanah”), Sun Life Assurance acquired 49% of each of CIMB Aviva Assurance Berhad, a Malaysian insurance company and CIMB Aviva Takaful Berhad, a Malaysian takaful company (together, “CIMB Aviva”) from Aviva International Holdings Limited and, subsequently, Khazanah acquired 49% of CIMB Aviva from CIMB Group Holdings Berhad (“CIMB Group”). CIMB Group retained a two percent share in CIMB Aviva. The transaction included an exclusive right to distribute insurance products of CIMB Aviva, including takaful products, through CIMB Bank’s network across Malaysia. Sun Life Assurance’s contribution to the transaction was valued at $301. In the third quarter of 2013, the companies acquired were renamed to Sun Life Malaysia Assurance Berhad and Sun Life Malaysia Takaful Berhad (together, “Sun Life Malaysia”). Our investment in Sun Life Malaysia is accounted for using the equity method of accounting.

3.B Disposition

Effective August 1, 2013, we completed the sale of our U.S. Annuities business and certain of our U.S. life insurance businesses to Delaware Life Holdings, LLC. The transaction consisted primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.) (“Sun Life (U.S.)”), which included U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The sale included the transfer of certain related operating assets, systems and employees that supported these businesses. Our total estimated sale proceeds is US$1,622, which consists of base purchase price of US$1,350 and payments under the estimated purchase price adjustment of US$272. Of our total estimated sale proceeds, US$1,527 has been received and US$95 is our current estimate of the final purchase price adjustment. The final purchase price adjustment is subject to finalization between Delaware Life Holdings, LLC and us. We expect the determination of the final purchase price adjustment to be completed in the first or second quarter of 2014. Based on our total estimated sale proceeds, we recorded a net loss on disposition of $695 in Common shareholders’ net income (loss) from discontinued operation in our Consolidated Statements of Operations in 2013. The loss is computed as follows:

Estimated sale proceeds	$1,678
Less: Transaction costs	14
Net proceeds	1,664
Less: Net assets	2,423	(1)
Add: Cumulative foreign currency translation differences and unrealized gains reclassified from OCI	64
Net (loss) on sale of discontinued operation	$(695)

(1)	No tax recovery will be recorded on the Net (loss) on sale of discontinued operation. We intend to file a U.S. tax election which allows us to retain certain eligible tax attributes of Sun Life (U.S.) consisting primarily of net operating losses and certain deferred deductions. As a result of this election, we will be precluded from deducting the capital loss realized for tax purposes on the sale of the shares of Sun Life (U.S.). The deferred tax assets retained by the Company in the amount of $352 are not included in Net assets above.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 109

The components of the net assets of discontinued operation at the date of disposal is comprised of the following:

As at	August 1, 2013
Assets:
Invested assets	$13,524	(1)
Deferred tax assets	406
Other assets	654
Total general fund assets	14,584
Investments for account of segregated fund holders	28,921
Total assets	$43,505
Liabilities:
Insurance contract liabilities	$10,083
Investment contract liabilities	985
Derivative liabilities	474
Other liabilities	619
Total general fund liabilities	12,161
Insurance contract for account of segregated fund holders	28,921
Total liabilities	$41,082
Net assets	$2,423

(1)	Consists of debt securities of $8,607, cash and cash equivalents of $1,415 and other of $3,502.

The net assets of the disposal group were comprised almost entirely of financial assets and liabilities that were not within the scope of the measurement requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. IFRS 5 does not address the situation which arises when the carrying amount of scoped-in non-current assets are less than the amount by which a disposal group’s carrying amount exceeds its fair value less costs to sell. We concluded that it is appropriate to recognize the loss on disposition at the time the transaction was completed and the related assets and liabilities were derecognized.

The operations and cash flows of the U.S. Annuities business were clearly distinguished, operationally and for financial reporting purposes, from the rest of our operations. The financial results of the U.S. Annuities business had been disclosed publicly and had been separately reported to key management personnel. In addition, the U.S. Annuities business was comprised of two CGUs. As this transaction was part of a single co-ordinated plan to dispose of a separate major line of business within our U.S. reportable business segment, it met the criteria to be presented as a discontinued operation. Other than the U.S. Annuities business, Sun Life (U.S.)’s operations also included certain U.S. life insurance businesses, including corporate and bank-owned life insurance products and variable life insurance products. These businesses are also presented as part of the discontinued operation but are not a significant component of the sale.

The results of operations relating to our U.S. Annuities business and certain life insurance businesses (the “U.S. Annuity Business”) in Sun Life Financial United States (“SLF U.S.”) are reflected as a discontinued operation in our Consolidated Statements of Operations for all the years presented. The related assets and liabilities are separately presented as assets and liabilities classified as held for sale, respectively, in our Consolidated Statement of Financial Position as at December 31, 2012.

110 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

Discontinued Operation

Common Shareholders’ Net Income (Loss) from Discontinued Operation

The components of the common shareholders’ net income (loss) from discontinued operation included in our Consolidated Statements of Operations are as follows:

For the years ended December 31,	2013	2012
Net premiums	$149	$282
Net investment income (loss)	(725)	457
Fee income	341	589
Total revenue	(235)	1,328
Gross claims and benefits paid	1,040	1,835
Changes in insurance/investment contract liabilities and reinsurance assets, net of reinsurance recoveries	(1,362)	(1,276)
Net transfer to (from) segregated funds	43	268
Other expenses	142	254
Total benefits and expenses	(137)	1,081
Income (loss) before income taxes	(98)	247
Income tax expense (benefit)	(39)	67
Net income (loss) from discontinued operation, before net loss on sale	(59)	180
Net (loss) on sale of discontinued operation	(695)	–
Total net income (loss) from discontinued operation	(754)	180
Shareholders’ net income (loss) from discontinued operation	(754)	180
Common shareholders’ net income (loss) from discontinued operation	$(754)	$180

Cash Flows from Discontinued Operation

The details of the cash flows from the discontinued operation included in our Consolidated Statements of Cash Flows are as follows:

For the years ended December 31,	2013	2012
Net cash provided by (used in) operating activities	$1,021	$(473)
Net cash provided by (used in) investing activities	–	57
Net cash provided by (used in) financing activities	(5)	(5)
Changes due to fluctuations in exchange rates	17	(14)
Increase (decrease) in cash and cash equivalents	$1,033	$(435)

Disposal Group Classified as Held for Sale

Assets and Liabilities of the Disposal Group Classified as Held for Sale

The composition of the assets and liabilities of the disposal group classified as held for sale included in our Consolidated Statement of Financial Position for the 2012 comparable period are as follows:

As at	December 31, 2012
Assets
Cash, cash equivalents and short-term securities	$574
Debt securities	10,449
Equity securities	47
Mortgages and loans	2,234
Derivative assets	309
Other invested assets	25
Policy loans	559
Investment properties	150
Invested assets	14,347
Other assets	156
Reinsurance assets	158
Deferred tax assets	406
Total general fund assets	15,067
Investments for account of segregated fund holders	27,668
Total assets of disposal group classified as held for sale	$42,735

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 111

As at	December 31, 2012
Liabilities
Insurance contract liabilities	$11,238
Investment contract liabilities	957
Derivative liabilities	265
Other liabilities	229
Total general fund liabilities	12,689
Insurance contracts for account of segregated fund holders	27,668
Total liabilities of disposal group classified as held for sale	$40,357

Accumulated Other Comprehensive Income (Loss) of the Disposal Group Classified as Held for Sale

The components of accumulated other comprehensive income (loss), net of taxes, of the disposal group classified as held for sale included in our Consolidated Statement of Changes in Equity for the 2012 comparable period are as follows:

As at	December 31, 2012
Unrealized gains (losses) on available-for-sale assets	$72
Unrealized cumulative translation differences, net of hedging activities	(132)
Total accumulated other comprehensive income (loss) of disposal group classified as held for sale	$(60)

Asset-Backed Securities Previously Supporting the U.S. Annuity Business

Immediately before the completion of the sale, which was effective August 1, 2013, we substituted cash for certain asset-backed securities supporting the general fund liabilities for fixed annuities in SLF U.S. These asset-backed securities were reallocated to support other lines of business in the continuing operations of the Company and a portion was sold. The assets reallocated to continuing operations are included in the continuing operations disclosure in Notes 5 and 6. At December 31, 2012 we classified these asset-backed securities as held for sale, as they supported the general fund liabilities of the U.S. Annuity Business before the sale was completed.

The carrying value of the asset-backed securities for the 2012 comparable period supporting the U.S. Annuity Business prior to the sale by credit rating was as follows:

As at December 31, 2012	Total asset-backed securities supporting the U.S. Annuity Business
AAA	$14
AA	48
A	65
BBB	147
BB and lower	767
Total asset-backed securities supporting the U.S. Annuity Business	$1,041

The fair value hierarchy of the asset-backed securities for the 2012 comparable period supporting the U.S. Annuity Business prior to the sale was as follows:

As at December 31, 2012	Level 1	Level 2	Level 3	Total
Asset-backed securities:
Commercial mortgage-backed securities	$–	$389	$1	$390
Residential mortgage-backed securities	–	391	44	435
Collateralized debt obligations	–	–	26	26
Other	–	166	24	190
Total asset-backed securities supporting the U.S. Annuity Business	$–	$946	$95	$1,041

4. Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), SLF U.S., MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”) and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our U.K. business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital and other items not allocated to our other business groups.

112 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to MFS, and by MFS to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

Management considers its external clients to be individuals and corporations. We are not reliant on any individual client as none are individually significant to our operations.

Results by segment for the years ended December 31, are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2013
Gross premiums:
Annuities	$2,122	$405	$–	$–	$212	$–	$2,739
Life insurance	3,364	2,645	–	773	100	–	6,882
Health insurance	3,795	1,635	–	10	11	–	5,451
Total gross premiums	9,281	4,685	–	783	323	–	15,072
Less: ceded premiums	4,889	487	–	37	20	–	5,433
Net investment income (loss)	695	(247)	(3)	110	18	(54)	519
Fee income	824	158	2,462	180	147	(55)	3,716
Total revenue	5,911	4,109	2,459	1,036	468	(109)	13,874
Less:
Total benefits and expenses	4,890	3,530	1,938	853	680	(109)	11,782
Income tax expense (benefit)	149	(22)	269	33	(146)	–	283
Total net income (loss) from continuing operations	$872	$601	$252	$150	$(66)	$–	$1,809
Total net income (loss) from discontinued operation (Note 3)	$–	$(722)	$–	$–	$(32)	$–	$(754)
2012
Gross premiums:
Annuities	$1,739	$281	$–	$–	$233	$–	$2,253
Life insurance	3,318	2,014	–	660	104	–	6,096
Health insurance	3,550	1,496	–	10	10	–	5,066
Total gross premiums	8,607	3,791	–	670	347	–	13,415
Less: ceded premiums	4,725	388	–	31	24	–	5,168
Net investment income (loss)	3,354	1,491	9	778	707	(55)	6,284
Fee income	769	182	1,848	138	152	(61)	3,028
Total revenue	8,005	5,076	1,857	1,555	1,182	(116)	17,559
Less:
Total benefits and expenses	7,163	4,664	1,472	1,390	1,275	(116)	15,848
Income tax expense (benefit)	50	87	177	36	(140)	–	210
Total net income (loss) from continuing operations	$792	$325	$208	$129	$47	$–	$1,501
Total net income (loss) from discontinued operation (Note 3)	$–	$173	$–	$–	$7	$–	$180

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 113

Assets and liabilities by segment are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
As at December 31, 2013
Total general fund assets	$67,297	$30,640	$1,782	$9,519	$14,300	$(148)	$123,390
Investments for account of segregated fund holders	$60,116	$1,370	$–	$2,328	$12,327	$–	$76,141
Total general fund liabilities	$60,031	$27,422	$1,710	$7,110	$9,911	$(148)	$106,036

As at December 31, 2012
Total general fund assets for continuing operations(1)	$67,089	$28,947	$1,361	$8,881	$11,941	$(115)	$118,104
Total general fund assets classified as held for sale	$–	$15,067	$–	$–	$4	$(4)	$15,067
Total general fund assets	$67,089	$44,014	$1,361	$8,881	$11,945	$(119)	$133,171
Investments for account of segregated fund holders for continuing operations	$51,478	$1,493	$–	$1,625	$10,391	$–	$64,987
Investments for account of segregated fund holders classified as held for sale	$–	$27,668	$–	$–	$–	$–	$27,668
Investments for account of segregated fund holders	$51,478	$29,161	$–	$1,625	$10,391	$–	$92,655
Total general fund liabilities for continuing operations(1)	$59,872	$26,052	$1,193	$6,928	$10,006	$(115)	$103,936
Total general fund liabilities classified as held for sale	$–	$12,490	$–	$–	$203	$(4)	$12,689
Total general fund liabilities	$59,872	$38,542	$1,193	$6,928	$10,209	$(119)	$116,625

(1)	Balances have been restated. Refer to Note 2.

The results of our reportable segments differ from geographic segments primarily due to the geographic segmenting of our Corporate segment.

The following table shows revenue and net income (loss) for continuing operations by country for Corporate:

For the years ended December 31,	2013	2012
Revenue:
United States	$(11)	$83
United Kingdom	482	1,079
Canada	(8)	–
Other countries	5	20
Total revenue	$468	$1,182
Total net income (loss):
United States	$(7)	$(29)
United Kingdom	147	213
Canada	(189)	(131)
Other countries	(17)	(6)
Total net income (loss) from continuing operations	$(66)	$47

114 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

The following table shows total assets and liabilities by country for Corporate:

As at December 31,	2013	2012
Total general fund assets:
United States	$2,977	$2,671
United Kingdom	9,202	8,986
Canada	2,006	181
Other countries	115	107
Total general fund assets	$14,300	$11,945
Investment for account of segregated fund holders:
United Kingdom	$12,327	$10,391
Total investment for account of segregated fund holders	$12,327	$10,391
Total general fund liabilities:
United States	$1,367	$1,092
United Kingdom	7,732	7,648
Canada	708	1,373
Other countries	104	96
Total general fund liabilities	$9,911	$10,209

5. Total Invested Assets and Related Net Investment Income

5.A Fair Value of Financial Assets

The carrying values and fair values of our financial assets, are shown in the following tables:

As at December 31, 2013	Carrying value	Fair value
Assets
Cash, cash equivalents and short-term securities	$7,636	$7,636
Debt securities – fair value through profit or loss	43,662	43,662
Debt securities – available-for-sale	11,151	11,151
Equity securities – fair value through profit or loss	4,342	4,342
Equity securities – available-for-sale	852	852
Mortgages and loans	30,313	31,696
Derivative assets	948	948
Other invested assets – fair value through profit or loss(2)	1,034	1,034
Other invested assets – available-for-sale(2)	105	105
Policy loans	2,792	2,792
Total financial assets(1)	$102,835	$104,218

(1)	Invested assets on our Consolidated Statements of Financial Position of $109,643 includes Total financial assets in this table, Investment properties of $6,092 and Other invested assets – non-financial assets of $716.
(2)	Other invested assets (FVTPL and AFS) include our investments in segregated funds, mutual funds and limited partnerships.

As at December 31, 2012	Carrying value	Fair value
Assets
Cash, cash equivalents and short-term securities	$7,026	$7,026
Debt securities – fair value through profit or loss	43,773	43,773
Debt securities – available-for-sale	10,589	10,589
Equity securities – fair value through profit or loss	4,169	4,169
Equity securities – available-for-sale	857	857
Mortgages and loans	27,248	29,930
Derivative assets	2,113	2,113
Other invested assets – fair value through profit or loss(2)	786	786
Other invested assets – available-for-sale(2)	111	111
Policy loans	2,681	2,681
Total financial assets(1)	$99,353	$102,035

(1)	Invested assets on our Consolidated Statements of Financial Position of $105,670 includes Total financial assets in this table, Investment properties of $5,942 and Other invested assets – non-financial assets of $375.
(2)	Other invested assets (FVTPL and AFS) include our investments in segregated funds, mutual funds and limited partnerships.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 115

Derivative liabilities with a fair value of $939 ($594 as at December 31, 2012) are also included on the Consolidated Statements of Financial Position.

Mortgages and loans are carried at amortized cost. The fair value of mortgages and loans, for disclosure purposes, is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with similar yield, credit quality and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances. The risk-adjusted spreads are comprised of credit, liquidity, and other borrower-specific features of the mortgages and loans. Long-term mortgages and loans are generally categorized in Level 3 of the fair value hierarchy. The significant unobservable input is a portion of these risk adjusted spreads at or beyond the 20 year point for mortgages and at or beyond the 10 year point for loans. As at December 31, 2013, $29,314 and $2,382 are categorized in Level 2 and Level 3, respectively, of the fair value hierarchy, described in this Note.

Policy loans are carried at their unpaid principal balances. The fair value of policy loans, for disclosure purposes, is approximated by their carrying value, as policy loans are fully secured by policy values on which the loans are made and are categorized in Level 2 of the fair value hierarchy.

Refer to 5.A.i below for further description of fair value methodologies and assumptions for assets and liabilities carried at fair value.

5.A.i Fair Value Methodologies and Assumptions

The fair value of short-term securities is approximated by their carrying amount, adjusted for credit risk where appropriate.

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earning multiples of comparable companies.

The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted prices in active markets, while the fair value of over-the-counter (“OTC”) derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes.

The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, location and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account interest, rental and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated depending on the actual location, type and quality of the properties, and taking into account market data and projections at the valuation date. The fair values are typically compared to market-based information, including recent transactions involving comparable assets for reasonability. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

The fair value of investments for accounts of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for accounts of segregated fund holders, such as short-term securities, government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.

116 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 11.B.

5.A.ii Fair Value Hierarchy

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1:    Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2:    Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3:    Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets and investment properties.

The 2013 tables present our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level under IFRS 13 while the 2012 comparative tables present only our financial assets and liabilities that are carried at fair value by hierarchy level under IFRS 7. The following tables should be read in conjunction with Note 3 Asset-Backed Securities Previously Supporting the U.S. Annuity Business.

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$6,189	$1,447	$–	$7,636
Debt securities – fair value through profit or loss	980	41,665	1,017	43,662
Debt securities – available-for-sale	364	10,480	307	11,151
Equity securities – fair value through profit or loss	3,117	1,110	115	4,342
Equity securities – available-for-sale	756	96	–	852
Derivative assets	13	935	–	948
Other invested assets	480	41	618	1,139
Investment properties	–	–	6,092	6,092
Total invested assets	$11,899	$55,774	$8,149	$75,822
Investments for account of segregated fund holders	$26,865	$48,794	$482	$76,141
Total assets measured at fair value	$38,764	$104,568	$8,631	$151,963
Liabilities
Investment contract liabilities	$–	$11	$7	$18
Derivative liabilities	10	929	–	939
Total liabilities measured at fair value	$10	$940	$7	$957

Debt securities – fair value through profit or loss consist of the following:

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,873	$1	$1,874
Canadian provincial and municipal government	–	8,448	40	8,488
U.S. government and agency	980	59	9	1,048
Other foreign government	–	4,476	65	4,541
Corporate	–	24,511	779	25,290
Asset-backed securities:
Commercial mortgage-backed securities	–	1,214	6	1,220
Residential mortgage-backed securities	–	521	3	524
Collateralized debt obligations	–	25	71	96
Other	–	538	43	581
Total debt securities – fair value through profit or loss	$980	$41,665	$1,017	$43,662

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 117

Debt securities – available-for-sale consist of the following:

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$997	$–	$997
Canadian provincial and municipal government	–	534	–	534
U.S. government and agency	364	50	–	414
Other foreign government	–	477	–	477
Corporate	–	7,322	243	7,565
Asset-backed securities:
Commercial mortgage-backed securities	–	549	22	571
Residential mortgage-backed securities	–	252	–	252
Collateralized debt obligations	–	–	2	2
Other	–	299	40	339
Total debt securities – available-for-sale	$364	$10,480	$307	$11,151

During 2013, we did not have any significant transfers between Level 1 and Level 2.

As at December 31, 2012	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$5,652	$1,374	$–	$7,026
Debt securities – fair value through profit or loss	1,006	41,626	1,141	43,773
Debt securities – available-for-sale	454	10,012	123	10,589
Equity securities – fair value through profit or loss	2,997	1,062	110	4,169
Equity securities – available-for-sale	724	133	–	857
Derivative assets	30	2,076	7	2,113
Other invested assets	291	59	547	897
Total invested assets	$11,154	$56,342	$1,928	$69,424
Investments for account of segregated fund holders	$23,461	$41,167	$150	$64,778
Total financial assets measured at fair value	$34,615	$97,509	$2,078	$134,202
Liabilities
Investment contract liabilities	$–	$28	$7	$35
Derivative liabilities	51	527	16	594
Investment contracts for account of segregated fund holders	4,572	1,376	14	5,962
Total financial liabilities measured at fair value	$4,623	$1,931	$37	$6,591

Debt securities – fair value through profit or loss consist of the following:

As at December 31, 2012	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,810	$–	$1,810
Canadian provincial and municipal government	–	9,592	26	9,618
U.S. government and agency	1,006	44	11	1,061
Other foreign government	–	4,526	18	4,544
Corporate	–	24,751	525	25,276
Asset-backed securities:
Commercial mortgage-backed securities	–	209	527	736
Residential mortgage-backed securities	–	269	3	272
Collateralized debt obligations	–	26	17	43
Other	–	399	14	413
Total debt securities – fair value through profit or loss	$1,006	$41,626	$1,141	$43,773

118 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

Debt securities – available-for-sale consist of the following:

As at December 31, 2012	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,306	$–	$1,306
Canadian provincial and municipal government	–	168	–	168
U.S. government and agency	454	54	–	508
Other foreign government	–	390	–	390
Corporate	–	7,663	70	7,733
Asset-backed securities:
Commercial mortgage-backed securities	–	148	12	160
Residential mortgage-backed securities	–	112	–	112
Collateralized debt obligations	–	–	27	27
Other	–	171	14	185
Total debt securities – available-for-sale	$454	$10,012	$123	$10,589

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 under IFRS 13 for the year ended December 31, 2013:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into level 3(2)	Transfers (out) of level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,141	$(5)	$–	$1,041	$(178)	$(50)	$116	$(971)	$(77)	$1,017	$9
Debt securities – available-for-sale	123	2	–	239	(30)	(29)	76	(114)	40	307	–
Equity securities – fair value through profit or loss	110	–	–	–	–	–	–	–	5	115	1
Derivative assets	7	–	–	–	–	–	–	(7)	–	–	–
Other invested assets	547	13	11	139	(96)	–	–	–	4	618	14
Investment properties	5,942	129	–	229	(315)	–	–	–	107	6,092	126
Total invested assets	$7,870	$139	$11	$1,648	$(619)	$(79)	$192	$(1,092)	$79	$8,149	$150
Investments for account of segregated fund holders	$427	$25	$–	$54	$(43)	$(2)	$4	$(7)	$24	$482	$10
Total assets measured at fair value	$8,297	$164	$11	$1,702	$(662)	$(81)	$196	$(1,099)	$103	$8,631	$160
Liabilities(5)
Investment contract liabilities	$7	$–	$–	$–	$–	$–	$–	$–	$–	$7	$–
Derivative liabilities	16	(10)	–	–	–	–	–	(6)	–	–	–
Total liabilities measured at fair value	$23	$(10)	$–	$–	$–	$–	$–	$(6)	$–	$7	$–

(1)	Included in Net investment income (loss) in our Consolidated Statements of Operations.
(2)	Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. During 2013, transfers out of Level 3 were primarily related to increased market activity, resulting in an increase in observable market data, impacting $885 of asset-backed securities and corporate bonds.
(3)	Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 119

The following table provides a reconciliation of the beginning and ending balances for financial instruments that are categorized in Level 3 under IFRS 7 for the year ended December 31, 2012:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into level 3(2)	Transfers (out) of level 3(2)	Foreign currency translation(4)	Transferred to held for sale(6)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,521	$39	$(1)	$77	$(63)	$(159)	$331	$(276)	$(5)	$(323)	$1,141	$34
Debt securities – available-for-sale	118	8	6	56	(19)	(26)	25	(32)	–	(13)	123	6
Equity securities – fair value through profit or loss	126	10	–	31	(31)	–	–	–	(3)	(23)	110	9
Derivative assets	13	(1)	–	–	–	(5)	–	–	–	–	7	–
Other invested assets	595	(4)	(8)	118	(129)	–	–	–	(4)	(21)	547	(11)
Total invested assets	$2,373	$52	$(3)	$282	$(242)	$(190)	$356	$(308)	$(12)	$(380)	$1,928	$38
Investments for account of segregated fund holders	$656	$27	$–	$311	$(313)	$(35)	$17	$(58)	$(13)	$(442)	$150	$–
Total financial assets measured at fair value	$3,029	$79	$(3)	$593	$(555)	$(225)	$373	$(366)	$(25)	$(822)	$2,078	$38
Liabilities(5)
Investment contract liabilities	$912	$17	$–	$–	$–	$(8)	$–	$–	$(24)	$(890)	$7	$–
Derivative liabilities	49	(26)	–	–	–	(5)	–	–	(1)	(1)	16	–
Investment contracts for account of segregated fund holders	19	(1)	–	2	(4)	–	–	(2)	–	–	14	–
Total financial liabilities measured at fair value	$980	$(10)	$–	$2	$(4)	$(13)	$–	$(2)	$(25)	$(891)	$37	$–

(1)	Included in Net investment income (loss) in our Consolidated Statements of Operations.
(2)	Transfers into Level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. In addition, transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.
(3)	Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For a financial instrument that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 financial instruments in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.
(6)	See Note 3.

Unobservable Inputs and Sensitivity for Level 3 Assets

Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Debt securities, and Other invested assets.

The fair value of Investment properties is determined by using the discounted cash flows methodology as described in 5.A.i above. The key unobservable inputs used in the valuation of investment properties as at December 31, 2013 include the following:

•

Estimated rental value: The estimated rental value (per square foot, per annum) is based on contractual rent and other local market lease transactions net of reimbursable operating expenses. An increase (decrease) in the estimated rental value would result in a higher (lower) fair value. The estimated rental value varies depending on the property types, which include retail, office and industrial properties. The current estimated rental value ranges from $12 to $35 for retail and office properties and from $3.50 to $6.50 for industrial properties.

•

Rental growth rate: The rental growth rate (per annum) is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the rental growth rate would result in a higher (lower) fair value. The current rental growth rate ranges from 1% to 3%.

•

Long-term vacancy rate: The long-term vacancy rate is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the long-term vacancy rate would result in a lower (higher) fair value. The current long-term vacancy rate ranges from 2% to 10%.

120 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

•

Discount rate: The discount rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the next 10 years. An increase (decrease) in the discount rate would result in a lower (higher) fair value. The current discount rate ranges from 6% to 9.5%.

•

Terminal capitalization rate: The terminal capitalization rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the remainder of its life after the 10-year period. An increase (decrease) in the terminal capitalization rate would result in a lower (higher) fair value. The current terminal capitalization rate ranges from 5.5% to 9%.

Changes in the estimated rental value are positively correlated with changes in the rental growth rate. Changes in the estimated rental value are negatively correlated with changes in the long-term vacancy rate, the discount rate and the terminal capitalization rate.

Our Debt securities categorized in Level 3 as at December 31, 2013, which are included in Debt securities – FVTPL and Debt securities – AFS in the Level 3 roll forward table, consist primarily of corporate bonds. The fair value of these corporate bonds is determined using broker quotes that cannot be corroborated with observable market transactions. Significant unobservable inputs for these corporate bonds would include proprietary cash flow models and issuer spreads, which are comprised of credit, liquidity, and other security-specific features of the bonds. An increase (decrease) in these issuer spreads would result in a lower (higher) fair value. Due to the unobservable nature of these broker quotes, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 corporate bonds. The majority of our debt securities categorized in Level 3 are FVTPL assets supporting insurance contract liabilities. Changes in the fair value of these assets supporting insurance contract liabilities are largely offset by changes in the corresponding insurance contract liabilities under CALM. As a result, though using reasonably possible alternative assumptions may have an impact on the fair value of the Level 3 debt securities, it would not have a significant impact on our Consolidated Financial Statements as at December 31, 2013.

The Other invested assets categorized in Level 3 as at December 31, 2013, which are included in Other invested assets – FVTPL and Other invested assets – AFS in the Level 3 roll forward table, consists primarily of limited partnership investments. The fair value of our limited partnership investments are based on net asset value (“NAV”) reports provided by management of the limited partnership investments. Based on the unobservable nature of these NAVs, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 limited partnership investments.

Valuation Process for Level 3 Assets

Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Debt securities, and limited partnership investments included in Other invested assets. Our valuation processes for these assets are as follows:

The fair value of Investment properties is appraised annually and reviewed quarterly for material changes. The valuation methodology used to determine the fair value is in accordance with the standards of the Appraisal Institute of Canada, the U.S. and the U.K. Investment properties are appraised externally at least once every three years. Investment properties not appraised externally in a given year are reviewed by qualified appraisers. A management committee, including investment professionals, reviews the fair value of Investment properties for overall reasonability.

The fair value of Debt securities is generally obtained by external pricing services. We obtain an understanding of inputs and valuation methods used by external pricing services. When fair value cannot be obtained from external pricing services, broker quotes or internal models subject to detailed review and validation processes are used. The fair value of debt securities is subject to price validation and review procedures to ensure overall reasonability.

The fair value of limited partnership investments, included in Other invested assets, is based on NAV reports, which are generally audited annually. We review the NAV for the limited partnership investments and perform analytical and other procedures to ensure the fair value is reasonable.

5.B Interest and Other Investment Income

Interest and other investment income consist of the following:

For the years ended December 31,	2013	2012
Interest income:
Cash, cash equivalents and short-term securities	$41	$44
Debt securities – fair value through profit or loss	1,913	1,903
Debt securities – available-for-sale	327	315
Mortgages and loans	1,556	1,524
Derivative investments	116	103
Policy loans	154	151
Interest income	4,107	4,040
Equity securities – dividends on fair value through profit or loss	133	124
Equity securities – dividends on available-for-sale	14	19
Investment properties rental income(1)	622	577
Investment properties expenses	(291)	(273)
Foreign exchange gains (losses)	335	(58)
Other income	153	123
Investment expenses and taxes	(144)	(122)
Total interest and other investment income	$4,929	$4,430

(1)	Comprised of operating lease rental income.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 121

5.C Change in Fair Value Through Profit or Loss Assets and Liabilities

Change in fair value through profit or loss assets and liabilities recorded to net income for the years ended December 31 consist of the following:

	2013	2012
Cash, cash equivalents and short-term securities	$4	$(1)
Debt securities	(3,196)	1,181
Equity securities	387	254
Derivative investments	(1,959)	(69)
Other invested assets	63	41
Investment properties	146	322
Total change in fair value through profit or loss assets and liabilities	$(4,555)	$1,728

5.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Consolidated Statements of Cash Flows consist of the following:

As at December 31,	2013	2012
Cash	$1,374	$1,475
Cash equivalents	1,996	1,980
Short-term securities	4,266	3,571
Cash, cash equivalents and short-term securities	7,636	7,026
Less: Bank overdraft, recorded in Other liabilities	46	3
Net cash, cash equivalents and short-term securities	$7,590	$7,023

5.E Gross Unrealized Gains and Gross Unrealized Losses on Available-For-Sale Debt and Equity Securities

Gross unrealized gains and gross unrealized losses included in accumulated OCI on AFS debt and equity securities are comprised as follows:

As at December 31, 2013	Amortized cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Debt securities:
Canadian federal government	$1,020	$1	$(24)	$997
Canadian provincial and municipal government	538	3	(7)	534
U.S. government and agency	417	6	(9)	414
Other foreign government	400	81	(4)	477
Corporate	7,353	280	(68)	7,565
Asset-backed securities:
Commercial mortgage-backed securities	570	10	(9)	571
Residential mortgage-backed securities	254	2	(4)	252
Collateralized debt obligations	3	–	(1)	2
Other	343	1	(5)	339
Total debt securities	10,898	384	(131)	11,151
Equity securities	672	184	(4)	852
Total AFS debt and equity securities	$11,570	$568	$(135)	$12,003

122 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

As at December 31, 2012	Amortized cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Debt securities:
Canadian federal government	$1,307	$1	$(2)	$1,306
Canadian provincial and municipal government	163	5	–	168
U.S. government and agency	493	16	(1)	508
Other foreign government	317	73	–	390
Corporate	7,165	585	(17)	7,733
Asset-backed securities:
Commercial mortgage-backed securities	151	15	(6)	160
Residential mortgage-backed securities	109	3	–	112
Collateralized debt obligations	28	–	(1)	27
Other	185	1	(1)	185
Total debt securities	9,918	699	(28)	10,589
Equity securities	774	94	(11)	857
Total AFS debt and equity securities	$10,692	$793	$(39)	$11,446

5.F Derivative Financial Instruments and Hedging Activities

The fair values of derivative financial instruments by major class of derivatives are shown in the following table:

As at December 31,	2013		2012
	Fair value		Fair value
	Assets	Liabilities	Assets	Liabilities
Interest rate contracts	$639	$(534)	$1,601	$(414)
Foreign exchange contracts	207	(398)	449	(137)
Other contracts	102	(7)	63	(43)
Total derivatives	$948	$(939)	$2,113	$(594)

The following tables present the fair values of derivative assets and liabilities categorized by type of hedge for accounting purposes and derivative investments:

	Total notional amount	Fair value
As at December 31, 2013		Assets	Liabilities
Derivative investments(1)	$42,292	$901	$(863)
Fair value hedges	951	2	(76)
Cash flow hedges	100	45	–
Net investment hedges(2)	–	–	–
Total derivatives	$43,343	$948	$(939)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.
(2)	In addition, we have non-derivative instruments designated as net investment hedges with a fair value of $177. These non-derivative instruments are presented as Subordinated debt on the Consolidated Statements of Financial Position.

	Total notional amount	Fair value
As at December 31, 2012		Assets	Liabilities
Derivative investments(1)	$39,533	$1,936	$(375)
Fair value hedges	991	–	(204)
Cash flow hedges	104	9	(7)
Net investment hedges(2)	1,850	168	(8)
Total derivatives	$42,478	$2,113	$(594)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.
(2)	In addition, we have non-derivative instruments designated as net investment hedges with a fair value of $167. These non-derivative instruments are presented as Subordinated debt on the Consolidated Statements of Financial Position.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 123

Additional information on the derivatives designated as hedges for accounting purposes is included in the following sections.

Hedge ineffectiveness recognized in Interest and other investment income is comprised of the following:

For the years ended December 31,	2013	2012
Fair value hedging ineffectiveness:
Gains (losses) on the hedged items attributable to the hedged risk	$(150)	$(19)
Gains (losses) on the hedging derivatives	146	17
Net ineffectiveness on fair value hedges	(4)	(2)
Net investment in foreign operations hedge ineffectiveness	–	–
Cash flow hedging ineffectiveness(1)	–	–
Total hedge ineffectiveness	$(4)	$(2)

(1)	Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments expected to occur in 2014, 2015 and 2016 under certain share-based payment plans. The amounts included in accumulated OCI related to the equity forwards are reclassified to net income as the liability is accrued for the share-based payment plan over the vesting period. We expect to reclassify a gain of $9 from accumulated OCI to net income within the next 12 months.

5.G Investment Properties

Changes in investment properties are as follows:

For the years ended December 31,	2013	2012
Balance as at January 1	$5,942	$5,313
Additions	196	919
Leasing commissions and tenant inducements, amortization	15	(38)
Fair value gains (losses)	147	248
Disposals	(315)	(316)
Foreign exchange rate movements	107	(34)
Less: Held for sale(1)	–	(150)
Balance as at December 31	$6,092	$5,942

(1)	See Note 3.

5.H Securities Lending

The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for short periods. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. Collateral primarily consists of government guaranteed securities. Certain arrangements allow us to invest the cash collateral received for the securities loaned. The carrying values of the loaned securities approximate their fair values. The carrying values of the loaned securities and the related collateral held are included in Note 6.A.ii.

6. Financial Instrument Risk Management

The significant risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and spread risk and equity). The following sections describe how we manage these risks.

Some of our financial instruments risk management policies and procedures are described in our Annual Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2013. The shaded text and tables in the Risk Management section of the MD&A represent part of our disclosures on Credit and Market Risks and include a description of how we measure our risk and our objectives, policies and methodologies for managing these risks. Therefore, the shaded text and tables are an integral part of these Consolidated Financial Statements.

We use derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies for permissible investments. We do not engage in speculative investment in derivatives. The gap in market sensitivities or exposures between liabilities and supporting assets is monitored and managed within defined tolerance limits by, using derivative instruments, where appropriate. We use models and techniques to measure the effectiveness of our risk management strategies.

6.A Credit Risk

Risk Description

Credit risk is the risk of loss from amounts owed by our financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors (e.g., mortgagors), structured securities, reinsurers, derivative counterparties, other financial institutions (e.g., amounts held on deposit) and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of or ability to realize on any underlying security that may be used to collateralize the debt obligation. Credit risk can occur at multiple levels, as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and increase our provisions for asset default, adversely impacting earnings.

124 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

Credit Risk Management Governance and Control

We employ a wide range of credit risk management practices and controls, as outlined below:

•	Enterprise risk appetite limits have been established for credit risk.
•	Ongoing monitoring and reporting of credit risk income and regulatory capital sensitivities against pre-established risk limits.
•	Detailed credit risk management policies, guidelines and procedures.
•	Specific investment diversification requirements such as defined investment limits for asset class, geography and industry.
•	Risk-based credit portfolio, counterparty and sector exposure limits.
•	Mandatory use of credit quality ratings for portfolio investments which are established and reviewed regularly.
•	Independent adjudication of new fixed income investment internal rating decisions and ongoing reviews of the in-force portfolio internal rating decisions.
•	Comprehensive due diligence processes and ongoing credit analyses.
•	Regulatory solvency requirements that include risk-based capital requirements.
•	Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits.
•	Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
•	Stress-testing techniques, such as Dynamic Capital Adequacy Testing (“DCAT”), are used to measure the effects of large and sustained adverse credit developments.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•	Target capital levels exceed internal and regulatory minimums.
•	Active credit risk governance including independent monitoring and review and reporting to senior management and the Board of Directors.

6.A.i Maximum Exposure to Credit Risk

Our maximum credit exposure related to financial instruments as at December 31 is the balance as presented in our Consolidated Statements of Financial Position as we believe that these carrying amounts best represent the maximum exposure to credit risk. The credit exposure for debt securities may be increased to the extent that the amounts recovered from default are insufficient to satisfy the actuarial liability cash flows that the assets are intended to support.

The positive fair value of derivative assets is used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all derivative contracts with a positive fair value. Additionally, we have credit exposure to items not on the Consolidated Statements of Financial Position as follows:

As at December 31,	2013	2012
Off-balance sheet items:
Loan commitments(1)	$698	$707
Guarantees	117	105
Total off-balance sheet items	$815	$812

(1)	Loan commitments include commitments to extend credit under commercial and residential mortgages and private debt securities not quoted in an active market. Commitments on debt securities contain provisions that allow for withdrawal of the commitment if there is deterioration in the credit quality of the borrower.

6.A.ii Right of Offset and Collateral

During the normal course of business, we invest in financial assets secured by real estate properties, pools of financial assets, third-party financial guarantees, credit insurance and other arrangements.

In the case of OTC derivatives, collateral is collected from and pledged to counterparties to manage credit exposure according to the Credit Support Annexes (“CSA”), which forms part of the International Swaps and Derivatives Association’s (“ISDA”) master agreements. It is common practice to execute a CSA in conjunction with an ISDA master agreement. Under the ISDA master agreements for OTC derivatives, we have a right of offset in the event of default, insolvency, bankruptcy or other early termination. In the ordinary course of business, bilateral OTC exposures under these agreements are substantially mitigated through associated collateral agreements with a majority of our counterparties.

In the case of exchange-traded derivatives subject to derivative clearing agreements with the exchanges and clearinghouses, there is no provision for set-off at default. Initial margin is excluded from the table below as it would become part of a pooled settlement process.

In the case of reverse repurchase agreements and repurchase agreements, assets are borrowed or lent with a commitment to return or repurchase at a future date. Additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral repurchase or reverse repurchase agreements. In the event of default by a counterparty, we are entitled to liquidate the assets we hold as collateral to offset against obligations to the same counterparty.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 125

We do not offset financial instruments in our Consolidated Statements of Financial Position, as our rights of offset are conditional. The following tables present the effect of conditional netting and similar arrangements. Similar arrangements include global master repurchase agreements, security lending agreements and any related rights to financial collateral.

	Financial instruments presented in the Consolidated Statements of Financial Position(1)	Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2013		Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged(2)	Net amount
Financial assets
Derivative assets (Note 6.A.v)	$948	$(427)	$(409)	$112
Securities lending (Note 5.H)	1,437	–	(1,437)	–
Reverse repurchase agreements (Note 8)	63	(63)	–	–
Total financial assets	$2,448	$(490)	$(1,846)	$112
Financial liabilities
Derivative liabilities	$(939)	$427	$352	$(160)
Repurchase agreements (Note 13.B)	(1,265)	63	1,202	–
Total financial liabilities	$(2,204)	$490	$1,554	$(160)

(1)	Net amounts of the financial instruments presented in our Consolidated Statements of Financial Position are the same as our gross recognized financial instruments, as we do not offset financial instruments in our Consolidated Statements of Financial Position.
(2)	Financial collateral excludes overcollateralization and, for exchange-traded derivatives, initial margin. Total financial collateral, including initial margin and overcollateralization, received on derivative assets was $552, received on securities lending was $1,518, received on reverse repurchase agreements was $63, pledged on derivative liabilities was $471 and pledged on repurchase agreements was $1,265.

	Financial instruments presented in the Consolidated Statements of Financial Position(1)	Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2012		Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged(2)	Net amount
Financial assets
Derivative assets (Note 6.A.v)	$2,113	$ (288)	$ (1,597)	$ 228
Securities lending (Note 5.H)	730	–	(730)	–
Reverse repurchase agreements (Note 8)	68	(68)	–	–
Total financial assets	$2,911	$ (356)	$ (2,327)	$ 228
Financial liabilities
Derivative liabilities	$(594)	$ 288	$30	$ (276)
Repurchase agreements (Note 13.B)	(1,395)	68	1,327	–
Total financial liabilities	$(1,989)	$ 356	$ 1,357	$ (276)

(1)	Net amounts of financial instruments presented in our Consolidated Statements of Financial Position are the same as our gross recognized financial instruments, as we do not offset financial instruments in our Consolidated Statements of Financial Position.
(2)	Financial collateral excludes overcollateralization and, for exchange-traded derivatives, initial margin. Total financial collateral, including initial margin and overcollateralization, received on derivative assets was $1,790, received on securities lending was $771, received on reverse repurchase agreements was $68, pledged on derivative liabilities was $140 and pledged on repurchase agreements was $1,395.

6.A.iii Concentration Risk

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors or groups of debtors that have similar credit risk characteristics, such as groups of debtors in the same economic or geographic regions or in similar industries. The financial instrument issuers have similar economic characteristics so that their ability to meet contractual obligations may be impacted similarly by changes in the economic or political conditions. We manage this risk by appropriately diversifying our investment portfolio through the use of concentration limits. In particular, we maintain policies which set counterparty exposure limits to manage the credit exposure for investments in any single issuer or to the same underlying credit. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, United States or United Kingdom and issuers for which the Board has granted specific approval. Mortgages are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made. Our mortgages and loans are diversified by type and location and, for mortgages, by borrower. Loans provide diversification benefits (name, industry and geography) and often provide stronger covenants and collateral than public debt securities, thereby providing both better credit protection and potentially higher recoveries in the event of default. The following tables provide details of the debt securities, mortgages and loans held by issuer country, geographic location and industry sector where applicable.

126 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

The carrying value of debt securities by geographic location is shown in the following tables. The geographic location is based on the country of the creditor’s parent.

As at December 31, 2013	Fair value through profit or loss	Available- for-sale	Total debt securities
Canada	$16,605	$2,517	$19,122
United States	13,732	5,712	19,444
United Kingdom	5,786	728	6,514
Other	7,539	2,194	9,733
Balance	$43,662	$11,151	$54,813

As at December 31, 2012	Fair value through profit or loss	Available- for-sale	Total debt securities
Canada	$18,192	$2,438	$20,630
United States	13,103	5,498	18,601
United Kingdom	5,265	484	5,749
Other	7,213	2,169	9,382
Balance	$43,773	$10,589	$54,362

The carrying value of debt securities by issuer and industry sector is shown in the following tables:

As at December 31, 2013	Fair value through profit or loss	Available- for-sale	Total debt securities
Debt securities issued or guaranteed by:
Canadian federal government	$1,874	$997	$2,871
Canadian provincial and municipal government	8,488	534	9,022
U.S. government and agency	1,048	414	1,462
Other foreign government	4,541	477	5,018
Total government issued or guaranteed debt securities	15,951	2,422	18,373
Corporate debt securities by industry sector:
Financials	7,368	2,719	10,087
Utilities and energy	7,778	1,202	8,980
Telecommunication services	1,401	540	1,941
Consumer staples and discretionary	4,412	1,576	5,988
Industrials	2,187	606	2,793
Other	2,144	922	3,066
Total corporate debt securities	25,290	7,565	32,855
Asset-backed securities	2,421	1,164	3,585
Total debt securities	$43,662	$11,151	$54,813

As at December 31, 2012	Fair value through profit or loss	Available- for-sale	Total debt securities
Debt securities issued or guaranteed by:
Canadian federal government	$1,810	$1,306	$3,116
Canadian provincial and municipal government	9,618	168	9,786
U.S. government and agency	1,061	508	1,569
Other foreign government	4,544	390	4,934
Total government issued or guaranteed debt securities	17,033	2,372	19,405
Corporate debt securities by industry sector:
Financials	6,662	2,602	9,264
Utilities and energy	8,192	1,335	9,527
Telecommunication services	1,399	525	1,924
Consumer staples and discretionary	4,732	1,635	6,367
Industrials	2,274	692	2,966
Other	2,017	944	2,961
Total corporate debt securities	25,276	7,733	33,009
Asset-backed securities	1,464	484	1,948
Total debt securities	$43,773	$10,589	$54,362

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 127

The carrying value of mortgages and loans by geographic location is shown in the following tables. The geographic location for mortgages is based on location of property, while for corporate loans it is based on the country of the creditor’s parent. Residential mortgages include mortgages for both single and multiple family dwellings.

	Mortgages
As at December 31, 2013	Residential	Non-residential	Loans	Total
Canada	$1,925	$5,614	$11,296	$18,835
United States	523	4,458	4,252	9,233
United Kingdom	–	7	504	511
Other	–	–	1,734	1,734
Total mortgages and loans	$2,448	$10,079	$17,786	$30,313

	Mortgages
As at December 31, 2012	Residential	Non-residential	Loans	Total
Canada	$1,886	$5,571	$9,946	$17,403
United States	301	4,214	3,399	7,914
United Kingdom	–	22	420	442
Other	–	–	1,489	1,489
Total mortgages and loans	$2,187	$9,807	$15,254	$27,248

6.A.iv Contractual Maturities of Mortgages, Debt Securities and Derivatives

The contractual maturities of debt securities are shown in the following tables. Debt securities that are not due at a single maturity date are included in the tables in the year of final maturity. Actual maturities could differ from contractual maturities because of the borrower’s right to call or extend or right to prepay obligations, with or without prepayment penalties.

As at December 31, 2013	Fair value through profit or loss	Available- for-sale	Total debt securities
Due in 1 year or less	$1,918	$753	$2,671
Due in years 2-5	6,908	5,084	11,992
Due in years 6-10	7,727	2,035	9,762
Due after 10 years	27,109	3,279	30,388
Total debt securities	$43,662	$11,151	$54,813

As at December 31, 2012	Fair value through profit or loss	Available- for-sale	Total debt securities
Due in 1 year or less	$1,658	$1,636	$3,294
Due in years 2-5	7,375	4,566	11,941
Due in years 6-10	7,274	1,897	9,171
Due after 10 years	27,466	2,490	29,956
Total debt securities	$43,773	$10,589	$54,362

The carrying value of mortgages by scheduled maturity, before allowances for losses, is comprised as follows:

As at December 31,	2013	2012
Due in 1 year or less	$926	$942
Due in years 2-5	4,996	4,973
Due in years 6-10	4,125	3,744
Due after 10 years	2,527	2,414
Total mortgages	$12,574	$12,073

The carrying value of loans by scheduled maturity, before allowances for losses, is comprised as follows:

As at December 31,	2013	2012
Due in 1 year or less	$863	$839
Due in years 2-5	4,442	4,027
Due in years 6-10	3,952	3,350
Due after 10 years	8,545	7,054
Total loans	$17,802	$15,270

128 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

Notional amounts of derivative financial instruments are the basis for calculating payments and are generally not the actual amounts exchanged. The following tables provide the notional amounts of derivative instruments outstanding by type of derivative and term to maturity:

	Term to Maturity
As at December 31, 2013	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Over-the-counter contracts:
Interest rate contracts:
Forward contracts	$88	$–	$–	$88
Swap contracts	668	3,440	10,540	14,648
Options purchased	874	2,377	3,857	7,108
Options written(1)	425	850	1,062	2,337
Foreign exchange contracts:
Forward contracts	2,491	–	168	2,659
Swap contracts	396	4,517	6,541	11,454
Other contracts:
Options purchased	–	5	–	5
Forward contracts	85	105	–	190
Swap contracts	302	11	–	313
Options written	–	–	–	–
Credit derivatives	203	164	112	479
Exchange-traded contracts:
Interest rate contracts:
Futures contracts	1,268	–	–	1,268
Foreign exchange contracts:
Futures contracts	162	–	–	162
Equity contracts:
Futures contracts	2,349	–	–	2,349
Options purchased	283	–	–	283
Options written	–	–	–	–
Total notional amount	$9,594	$11,469	$22,280	$43,343

(1)	These are covered short derivative positions that may include interest rate options, swaptions or floors.

	Term to Maturity
As at December 31, 2012	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Over-the-counter contracts:
Interest rate contracts
Swap contracts	$1,359	$3,678	$9,990	$15,027
Options purchased	186	2,780	3,735	6,701
Options written(1)	–	1,191	992	2,183
Foreign exchange contracts:
Forward contracts	2,329	–	157	2,486
Swap contracts	272	4,639	5,777	10,688
Other contracts:
Options purchased	1	2	–	3
Forward contracts	57	104	–	161
Swap contracts	200	11	–	211
Options written	–	–	–	–
Credit derivatives	10	324	8	342
Exchange-traded contracts:
Interest rate contracts:
Futures contracts	1,110	–	–	1,110
Foreign exchange contracts:
Futures contracts	102	–	–	102
Equity contracts:
Futures contracts	3,083	–	–	3,083
Options purchased	381	–	–	381
Options written	–	–	–	–
Total notional amount	$9,090	$12,729	$20,659	$42,478

(1)	These are covered short derivative positions that may include interest rate options, swaptions or floors.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 129

The following tables provide the fair value of derivative instruments outstanding by term to maturity:

	Term to maturity
As at December 31, 2013	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Derivative assets	$99	$332	$517	$948
Derivative liabilities	$(33)	$(175)	$(731)	$(939)

	Term to maturity
As at December 31, 2012	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Derivative assets	$78	$582	$1,453	$2,113
Derivative liabilities	$(76)	$(124)	$(394)	$(594)

6.A.v Asset Quality

The following sections describe our assessment of the credit quality of our financial assets. We monitor credit quality based on internal risk ratings as well as ratings assigned by external rating agencies where available.

Debt Securities by Credit Rating

Investment grade debt securities are those rated BBB and above. Our debt security portfolio was 97% investment grade based on carrying value as at December 31, 2013 (98% as at December 31, 2012). The credit risk ratings were established in accordance with the process described in the Credit Risk Management Governance and Control – Risk Management Policies section of our MD&A. The following tables should be read in conjunction with Note 3 Asset-Backed Securities Previously Supporting the U.S. Annuity Business.

As at December 31, 2013	Fair value through profit or loss	Available- for-sale	Total debt securities
Debt securities by credit rating:
AAA	$6,255	$2,813	$9,068
AA	8,573	1,304	9,877
A	14,220	3,840	18,060
BBB	13,403	2,772	16,175
BB and lower	1,211	422	1,633
Total debt securities	$43,662	$11,151	$54,813

As at December 31, 2012	Fair value through profit or loss	Available- for-sale	Total debt securities
Debt securities by credit rating:
AAA	$6,284	$2,342	$8,626
AA	9,506	1,179	10,685
A	14,641	4,065	18,706
BBB	12,527	2,839	15,366
BB and lower	815	164	979
Total debt securities	$43,773	$10,589	$54,362

Mortgages and Loans by Credit Rating

The credit quality of mortgages and loans is evaluated internally through regular monitoring of credit-related exposures. We use judgment and experience to determine what factors should be considered when assigning an internal credit rating, which is validated through the use of credit scoring models, to a particular mortgage or corporate loan. The internal credit ratings reflect the credit quality of the borrower as well as the value of any collateral held as security.

130 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

The following tables summarize our mortgages and loans by credit quality indicator:

Mortgages and Loans by Credit Rating

As at December 31,	2013	2012
Mortgages by credit rating:
Insured	$1,639	$1,562
AAA	83	1
AA	866	804
A	2,203	1,814
BBB	4,613	4,128
BB and lower	3,029	3,563
Impaired	94	122
Total mortgages	$12,527	$11,994

As at December 31,	2013	2012
Loans by credit rating:
AAA	$361	$395
AA	2,115	1,791
A	8,642	7,597
BBB	6,289	5,124
BB and lower	360	323
Impaired	19	24
Total loans	$17,786	$15,254

Derivative Financial Instruments by Counterparty Credit Rating

Derivative instruments are either OTC contracts negotiated between counterparties or exchange-traded, some of which are settled daily. Since counterparty failure in an OTC derivative transaction could render it ineffective for hedging purposes, we generally transact our derivative contracts with highly rated counterparties. In limited circumstances, we will enter into transactions with lower-rated counterparties if credit enhancement features are included.

We pledge and hold assets as collateral under CSAs for bilateral OTC derivatives. The collateral is realized in the event of early termination as defined in the agreements.

The assets held and pledged are primarily cash and debt securities issued by the Canadian federal government and U.S. government and agencies.

While we are generally permitted to sell or re-pledge the assets held as collateral, we have not sold or re-pledged any assets. The terms and conditions related to the use of the collateral are consistent with industry practice.

Refer to Note 6.A.ii for more details on collateral held and pledged as well as the impact of netting arrangements.

The following tables show the OTC derivative financial instruments with a positive fair value split by counterparty credit rating:

As at December 31, 2013	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)
Over-the-counter contracts:
AA	$206	$(80)	$126
A	620	(329)	291
BBB	109	(18)	91
Total over-the-counter derivatives(1)	$935	$(427)	$508

As at December 31, 2012	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)
Over-the-counter contracts:
AA	$437	$(69)	$368
A	1,245	(205)	1,040
BBB	401	(14)	387
Total over-the-counter derivatives(1)	$2,083	$(288)	$1,795

(1)	Exchange-traded derivatives with a positive fair value of $13 ($30 in 2012) are excluded from the table above, as they are subject to daily margining requirements. Our credit exposure on these derivatives is with the exchanges and clearinghouses.
(2)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.
(3)	The credit risk associated with derivative assets subject to master netting arrangements is reduced by derivative liabilities due to the same counterparty in the event of default or early termination. Our overall exposure to credit risk reduced through master netting arrangements may change substantially following the reporting date as the exposure is affected by each transaction subject to the arrangement.
(4)	Net replacement cost is positive replacement cost less the impact of master netting agreements.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 131

Reinsurance Counterparties Exposure by Credit Rating

The following is the potential maximum exposure to loss based on ceded reserves and outstanding claims. The ratings are those assigned by external ratings agencies where available. For 2013, where external ratings are not available, credit risk ratings for other material reinsurance counterparty exposures have been assigned using an approach generally consistent with the rating methodology described in the credit risk section.

As at December 31, 2013	Gross exposure	Collateral	Net exposure
Reinsurance counterparties by credit rating:
AA	$2,157	$1	$2,156
A	882	144	738
BB	1,002	959	43
B	133	–	133
Not rated	47	15	32
Total	$4,221	$1,119	$3,102
Less: ceded negative reserves	$573
Total Reinsurance assets	$3,648

As at December 31, 2012(1)	Gross exposure	Collateral	Net exposure
Reinsurance counterparties by credit rating:
AA	$2,036	$2	$2,034
A	733	139	594
BB	869	856	13
Not rated	260	37	223
Total	$3,898	$1,034	$2,864
Less: ceded negative reserves	$658
Total Reinsurance assets	$3,240

(1)	Ceded negative reserves have been reclassified from other rating categories to be consistent with the presentation adopted in 2013.

6.A.vi Impairment of Assets

Management assesses debt and equity securities, mortgages and loans and other invested assets for objective evidence of impairment at each reporting date. We employ a portfolio monitoring process to identify assets or groups of assets that have objective evidence of impairment, having experienced a loss event or events that have an impact on the estimated future cash flows of the asset or group of assets. There are inherent risks and uncertainties in our evaluation of assets or groups of assets for objective evidence of impairment, including both internal and external factors such as general economic conditions, issuers’ financial conditions and prospects for economic recovery, market interest rates, unforeseen events which affect one or more issuers or industry sectors and portfolio management parameters, including asset mix, interest rate risk, portfolio diversification, duration matching and greater than expected liquidity needs. All of these factors could impact our evaluation of an asset or group of assets for objective evidence of impairment.

Management exercises considerable judgment in assessing for objective evidence of impairment and, based on its assessment, classifies specific assets as performing or into one of our credit quality lists:

“Monitor List” – the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require monitoring. No impairment charge is recorded for unrealized losses on assets related to these debtors.

“Watch List” – the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require heightened monitoring. An asset is moved from the Monitor List to the Watch List when changes in issuer-specific facts and circumstances increase the possibility that a security may experience a loss event on an imminent basis. No impairment charge is recorded for unrealized losses on assets related to these debtors.

“Impaired List” – the timely collection of all contractually specified cash flows is no longer reasonably assured. For these investments that are classified as AFS or amortized cost, an impairment charge is recorded or the asset is sold and a realized loss is recorded as a charge to income. Impairment charges and realized losses are recorded on assets related to these debtors.

Equity securities and other invested assets are assessed for impairment according to the prospect of recovering the cost of our investment from estimated future cash flows.

Our approach to determining whether there is objective evidence of impairment varies by asset type. However, in all cases, we have a process to ensure that in all instances where a decision has been made to sell an asset at a loss, the asset is impaired.

Debt Securities

Objective evidence of impairment on debt securities involves an assessment of the issuer’s ability to meet current and future contractual interest and principal payments. In determining whether debt securities have objective evidence of impairment, we employ a screening process. The process identifies securities in an unrealized loss position, with particular attention paid to those securities whose fair value to amortized cost percentages have been less than 80% for an extended period of time. Discrete credit events, such as a ratings downgrade, are also used to identify securities that may have objective evidence of impairment. The securities identified are then evaluated based on issuer-specific facts and circumstances, including an evaluation of the issuer’s financial condition and

132 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

prospects for economic recovery, evidence of difficulty being experienced by the issuer’s parent or affiliate, and management’s assessment of the outlook for the issuer’s industry sector.

Management also assesses previously impaired debt securities whose fair value has recovered to determine whether it is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Asset-backed securities are assessed for objective evidence of impairment on an alternative basis. Specifically, we periodically update our best estimate of cash flows over the life of the security. In the event that there is an adverse change in the expected cash flows, the asset is impaired. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third parties, along with assumptions and judgments about the future performance of the underlying collateral. Losses incurred on the respective mortgage-backed securities portfolios are based on loss models using assumptions about key systematic risks, such as unemployment rates and housing prices, and loan-specific information such as delinquency rates and loan-to-value ratios.

Equity Securities and Other Invested Assets

Objective evidence of impairment for equity securities as well as investments in limited partnerships, segregated funds and mutual funds involves an assessment of the prospect of recovering the cost of our investment. Instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for these instruments includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of the instruments below their cost.

We apply presumptive impairment tests to determine whether there has been a significant or prolonged decline in the fair value of an instrument below its cost, and unless extenuating circumstances exist, the instrument is considered to be impaired.

Mortgages and Loans

Objective evidence of impairment on mortgages and loans involves an assessment of the borrower’s ability to meet current and future contractual interest and principal payments. In determining whether an individual mortgage or loan has objective evidence of impairment, we consider a number of triggers that cause us to reassess its creditworthiness and consequent cause for concern, generally based on a decline in the current financial position of the borrower and, for collateral-dependent mortgages and loans, the value of the collateral.

Mortgages and loans causing concern are monitored closely and evaluated for objective evidence of impairment. For these mortgages and loans, we review information that is appropriate to the circumstances, including recent operating developments, strategy review, timelines for remediation, financial position of the borrower and, for collateral-dependent mortgages and loans, the value of security as well as occupancy and cash flow considerations.

In addition to specific allowances, circumstances may warrant a collective allowance based on objective evidence of impairment for a group of mortgages and loans. In our review, we consider, for example in the case of certain collateral-dependent mortgages and loans, regional economic conditions, developments for various property types, or significant exposure to struggling tenants in determining whether there is objective evidence of impairment, even though it is not possible to identify specific mortgages and loans that are likely to become impaired on an individual basis.

Management also assesses previously impaired mortgages and loans to determine whether a recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Impairment of Fair Value Through Profit or Loss Assets

We generally maintain distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of liabilities for insurance contracts, when there is an effective matching of assets and liabilities. When assets are designated as FVTPL, the change in fair value arising from impairment is not required to be separately disclosed. The reduction in fair values of FVTPL debt securities attributable to impairment results in an increase in liabilities for insurance contracts charged through the Consolidated Statements of Operations for the year.

Impairment of Available-For-Sale Assets

We wrote down $20 of impaired AFS assets recorded at fair value during 2013 ($19 during 2012). These write-downs are included in Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations.

We did not reverse any impairment on AFS debt securities during 2013 and 2012.

Past Due and Impaired Mortgages and Loans

The distribution of mortgages and loans past due or impaired is shown in the following tables:

	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages	Loans	Total
As at December 31, 2013
Not past due	$12,428	$17,767	$30,195	$–	$–	$–
Past due:
Past due less than 90 days	5	–	5	–	–	–
Past due 90 to 179 days	–	–	–	–	–	–
Past due 180 days or more	–	–	–	–	–	–
Impaired	141	35	176	47	16	63
Total	$12,574	$17,802	$30,376	$47	$16	$63

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 133

	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages	Loans	Total
As at December 31, 2012
Not past due	$11,865	$15,230	$27,095	$–	$–	$–
Past due:
Past due less than 90 days	7	–	7	–	–	–
Past due 90 to 179 days	–	–	–	–	–	–
Past due 180 days or more	–	–	–	–	–	–
Impaired	201	40	241	79	16	95
Total	$12,073	$15,270	$27,343	$79	$16	$95

Changes in Allowances for Losses

The changes in the allowances for losses are as follows:

	Mortgages	Loans	Total
Balance, January 1, 2012	$196	$27	$223
Provision for (reversal of) losses	8	(4)	4
Write-offs, net of recoveries	(97)	(6)	(103)
Foreign exchange rate movements	(5)	–	(5)
Less: Held for sale allowances	(23)	(1)	(24)
Balance, December 31, 2012	$79	$16	$95
Provision for (reversal of) losses	(22)	3	(19)
Write-offs, net of recoveries	(15)	(3)	(18)
Foreign exchange rate movements	5	–	5
Balance, December 31, 2013	$47	$16	$63

6.B Liquidity Risk

Liquidity risk is the risk that we will not be able to fund all cash outflow commitments as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, asset purchases, investment commitments, interest on debt and dividends on capital stock. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities in normal markets and dividends and interest payments from subsidiaries.

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity is managed in accordance with our liquidity policies and operating guidelines.
•

Stress testing of our liquidity is performed by comparing liquidity coverage ratios under one-month and one-year stress scenarios to our policy thresholds. These liquidity ratios are measured and managed at the enterprise and business segment level.

•

Cash management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.

•	Target capital levels exceed internal and regulatory minimums. We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•	We maintain various credit facilities for general corporate purposes.
•	We also maintain liquidity contingency plans for the management of liquidity in the event of a liquidity crisis.

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are appropriately funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

6.C Market Risk

Risk Description

We are exposed to significant financial and capital market risks – the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes: (i) equity market risk, resulting from changes in equity market prices; (ii) interest rate and spread risk, resulting from changes in interest rates or spreads; (iii) currency risk, resulting from changes in foreign exchange rates; and (iv) real estate risk, resulting from changes in real estate prices. In addition, we are subject to other price risk resulting from changes in market prices other than those arising from equity risk, interest rate and spread risk, currency risk or real estate risk, whether those changes are caused by factors specific to the individual insurance contract, financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

134 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

Market Risk Management Governance and Control

We employ a wide range of market risk management practices and controls, as outlined below:

•	Enterprise risk appetite limits have been established for market risks.
•	Ongoing monitoring and reporting of market risk income and regulatory capital sensitivities against pre-established risk limits.
•	Detailed asset-liability and market risk management policies, guidelines and procedures.
•

Management and governance of market risks is achieved through various asset-liability management and risk committees that oversee market risk strategies and tactics, review compliance with applicable policies and standards, and review investment and hedging performance.

•	Hedging and asset-liability management programs are maintained in respect of market risks.
•	Product design and pricing policy requires a detailed risk assessment and pricing provisions for material risks.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse market movements.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•	Target capital levels exceed internal and regulatory minimums.
•	Active market risk governance including independent monitoring and review and reporting to senior management and the Board of Directors.

6.C.i Equity Market Risk

Equity market risk is the potential for financial loss arising from declines and volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity market risk arises in connection with benefit guarantees on segregated fund contracts. These benefit guarantees are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for these guarantees is uncertain, and will depend upon a number of factors including general capital market conditions, policyholder behaviour and mortality experience, which may result in negative impacts on our net income and capital.

We derive a portion of our revenue from fee income generated by our asset management businesses and from certain insurance and annuity contracts where fee income is levied on account balances that generally move in line with equity market levels. Accordingly, adverse fluctuations in the market value of such assets would result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) for these businesses, and this may result in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting general account liabilities, surplus and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

The carrying value of equities by issuer country is shown in the following tables:

As at December 31, 2013	Fair value through profit or loss	Available- for-sale	Total equities
Canada	$3,102	$76	$3,178
United States	546	586	1,132
United Kingdom	141	3	144
Other	553	187	740
Total equities	$4,342	$852	$5,194

As at December 31, 2012	Fair value through profit or loss	Available- for-sale	Total equities
Canada	$2,918	$106	$3,024
United States	478	578	1,056
United Kingdom	172	38	210
Other	601	135	736
Total equities	$4,169	$857	$5,026

6.C.ii Embedded Derivatives Risk

An embedded derivative is contained within a host insurance contract if it includes an identifiable condition to modify the cash flows that are otherwise payable. This section is applicable to those embedded derivatives where we are not required to, and have not measured (either separately or together with the host contract) the embedded derivative at fair value.

A significant market risk exposure from embedded derivatives arises in connection with the benefit guarantees on segregated fund contracts. These benefit guarantees are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. We have implemented hedging programs to mitigate a portion of this market risk exposure.

We are also exposed to significant interest rate risk from embedded derivatives in certain general account products and segregated fund contracts, which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

We are also exposed to interest rate risk through guaranteed annuitization options included primarily in retirement contracts and pension plans. These embedded options give policyholders the right to convert their investment into a pension on a guaranteed basis,

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 135

thereby exposing us to declining long-term interest rates as the annuity guarantee rates come into effect. Embedded options on unit-linked pension contracts give policyholders the right to convert their fund at retirement into pensions on a guaranteed basis, thereby exposing us to declining interest rates and increasing equity market returns (increasing the size of the fund which is eligible for the guaranteed conversion basis). Guaranteed annuity options are included in our asset-liability management program and most of the interest rate and equity exposure is mitigated through hedging.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

Certain annuity and long-term disability contracts contain embedded derivatives as benefits are linked to the Consumer Price Index; however most of this exposure is hedged through the Company’s ongoing asset-liability management program.

7. Insurance Risk Management

7.A Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected assumptions affecting amounts of claims, benefits payments, expenses and the cost of embedded options and guarantees related to insurance risks. This risk class includes risk factors relating to product development and pricing, mortality, morbidity, longevity, policyholder behaviour, expense and reinsurance.

Insurance Risk Management Governance and Control

Insurance risk is managed through a number of enterprise-wide controls addressing a wide range of insurance risk factors, as follows:

•	Enterprise risk appetite limits have been established for longevity, mortality and morbidity risk.
•	Ongoing monitoring and reporting of insurance risk income and regulatory capital sensitivities against pre-established risk limits.
•	Enterprise-insurance underwriting and claims management policy, product design and pricing policy and reinsurance ceded policy.
•

Our global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting. Policies and procedures, including criteria for approval of risks and for claims adjudication are established for each business segment.

•	Product design and pricing policy requires detailed risk assessment and provision for material risks.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•	Target capital levels exceed internal and regulatory minimums.
•	Board approved maximum retention limits (amounts issued in excess of these limits are reinsured).
•	Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
•

Concentration risk exposure is monitored on group policies in a single location should an event (such as a natural disaster, large-scale man-made disaster, or act of terrorism) occur resulting in a significant impact.

•	Enterprise underwriting and risk selection standards with oversight by corporate underwriting and claims risk management function.
•	Diversification and risk pooling is managed by aggregation of broad exposures across product lines, geography, distribution channels etc.
•	Company specific and industry level experience studies and sources of earnings analysis are monitored and factored into ongoing valuation, renewal and new business pricing processes.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•

Reinsurance ceded policy and credit risk policy establishes acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. Our reinsurance counterparty risk profile is monitored closely, including through annual reporting to the Risk Review Committee of the Board.

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Underwriting and Claims Liability Management Policy sets maximum global retention limits and related management standards and practices which are applied to reduce our exposure to large claims. Amounts in excess of the Board approved maximum retention limits are reinsured. On a single life or joint-first-to-die basis our retention limit is $25 in Canada and is US$25 outside of Canada. For survivorship life insurance, our maximum global retention limit is $30 in Canada and is US$30 outside of Canada. In certain markets and jurisdictions, retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics. Reinsurance is used to provide catastrophic mortality and morbidity coverage for the Canadian group benefits business.

Our reinsurance coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. This includes performing periodic due diligence on our reinsurance counterparties as well as internal credit assessments on counterparties with which we have material exposure. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

The components of insurance risk are discussed below. The sensitivities provided below reflect the impact of any applicable ceded reinsurance arrangements.

136 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

7.A.i Product Design and Pricing Risk

Risk Description

Product design and pricing risk is the risk a product does not perform as expected causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability.

Product Design and Pricing Governance and Control

Our Product Design and Pricing Policy, approved by the Risk Review Committee of the Board of Directors, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the significance of the initiative, and each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements and must be approved by multi-disciplinary committees. An annual compliance assessment is performed by all business segments to confirm compliance with the policy and related operating guidelines.

•	Pricing models, methods and assumptions are subject to periodic internal peer reviews.
•	Experience studies, sources of earnings analysis and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.
•

On experience rated, participating and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.

•	Limits and restrictions may be introduced into the design of products to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.

7.A.ii Policyholder Behaviour Risk

Risk Description

We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder’s life circumstances, the general level of economic activity (whether higher or lower than expected), changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

For individual life insurance products where fewer terminations would be financially adverse to us, net income and equity would be decreased by about $210 ($220 in 2012) if the termination rate assumption were reduced by 10%. For products where more terminations would be financially adverse to us, net income and equity would be decreased by about $80 ($70 in 2012) if the termination rate assumption were increased by 10%. These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Policyholder Behaviour Risk Management Governance and Control

Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:

•	Surrender charges which adjust the payout to the policyholder by taking into account prevailing market conditions.
•	Limits on the amount that policyholders can surrender or borrow.
•	Restrictions on the timing of policyholders’ ability to exercise certain options.
•	Restrictions on both the types of funds customers can select and the frequency with which they can change funds.
•	Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts.

7.A.iii Mortality and Morbidity Risk

Risk Description

Mortality and morbidity risk is the risk that future experience could be worse than the assumptions used in the pricing and valuation of products. Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies.

During economic slowdowns, the risk of adverse morbidity experience increases, especially with respect to disability coverages. This introduces the potential for adverse financial volatility in disability results.

For life insurance products for which higher mortality would be financially adverse to the Company, a 2% increase in the best estimate assumption would decrease net income and equity by about $25 ($20 in 2012). This sensitivity reflects the impact of any applicable ceded reinsurance arrangements.

For products where morbidity is a significant assumption, a 5% adverse change in the assumptions would reduce net income and equity by about $130 ($125 in 2012). This sensitivity reflects the impact of any applicable ceded reinsurance arrangements.

We do not have a high degree of concentration risk to single individuals or groups due to our well-diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 137

Mortality and Morbidity Risk Management Governance and Control

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function.

Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design and rating techniques.

Underwriting and claims risk policies approved by the Risk Review Committee of the Board of Directors include limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region and amounts in excess of limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.

7.A.iv Longevity Risk

Risk Description

Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from uncertain adverse changes in rates of mortality improvement relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits are based upon the likelihood of survival (for example, annuities, pensions, pure endowments and specific types of health contracts).

For annuities products for which lower mortality would be financially adverse to us, a 2% decrease in the mortality assumption would decrease net income and equity by about $90 ($95 in 2012). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Longevity Risk Management Governance and Control

To improve management of longevity risk, we are active in studying research in the field of mortality improvement from various countries. Stress testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of insurance and annuity products as well as our own pension plans.

7.A.v Expense Risk

Risk Description

Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from general economic conditions, unexpected increases in inflation, slower than anticipated growth or reduction in productivity leading to increase in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs onto the customer and will manifest itself in the form of a liability increase or a reduction in expected future profits.

The sensitivity of liabilities for insurance contracts to a 5% increase in unit expenses would result in a decrease in net income and equity of about $140 ($130 in 2012). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Expenses Risk Management Governance and Control

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.

7.A.vi Reinsurance Risk

Risk Description

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new requisite reinsurance capacity, with adverse impacts on our profitability and financial position.

Reinsurance Risk Management Governance and Control

We have a reinsurance ceded policy and credit risk policy approved by the Risk Review Committee of the Board of Directors to set acceptance criteria and monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. The policy also determines which reinsurance companies qualify as suitable reinsurance counterparties and requires that all agreements include provisions to allow action to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurer loses its legal ability to carry on business through insolvency or regulatory action. Periodic due diligence is performed on the reinsurance counterparties with which we do business and internal credit assessments are performed on reinsurance counterparties with which we have material exposure. New sales of our products can also be discontinued or changed to reflect developments in the reinsurance markets. In-force reinsurance treaties rates are either guaranteed or adjustable for the life of the ceded policy. There is generally more than one reinsurer supporting a reinsurance pool and to diversify risks, Reinsurance counterparty credit exposures are monitored closely and reported annually to the Risk Review Committee.

138 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

8. Other Assets

Other assets consist of the following:

As at December 31,	2013	2012
Accounts receivable	$1,553	$1,047
Investment income due and accrued	982	930
Deferred acquisition costs(1)	148	148
Prepaid expenses	135	118
Premium receivable	307	308
Accrued benefit assets (Note 26)	75	39
Other	70	67
Total other assets	$3,270	$2,657

(1)	Amortization of deferred acquisition cost charged to income during the year amounted to $43 in 2013 ($35 in 2012).

9. Property and Equipment

	Owner-occupied properties		Other property and equipment	Total
	Land	Building
Gross carrying amount
Balance, January 1, 2012	$58	$484	$604	$1,146
Additions	–	33	159	192
Disposals	–	–	(167)	(167)
Leasing commissions amortization	–	(4)	–	(4)
Transfers to investment properties	–	–	(3)	(3)
Foreign exchange rate movements	–	–	(3)	(3)
Balance, December 31, 2012	$58	$513	$590	$1,161
Additions	–	9	46	55
Disposals	(1)	(4)	(128)	(133)
Leasing commissions amortization	–	(2)	(2)	(4)
Foreign exchange rate movements	1	5	16	22
Balance, December 31, 2013	$58	$521	$522	$1,101
Accumulated depreciation and impairment
Balance, January 1, 2012	$–	$(155)	$(445)	$(600)
Depreciation charge for the year	–	(13)	(54)	(67)
Disposals	–	3	163	166
Impairment losses	–	(1)	–	(1)
Foreign exchange rate movements	–	–	6	6
Balance, December 31, 2012	$–	$(166)	$(330)	$(496)
Depreciation charge for the year	–	(16)	(48)	(64)
Disposals	–	1	125	126
Foreign exchange rate movements	–	(2)	(7)	(9)
Balance, December 31, 2013	$–	$(183)	$(260)	$(443)
Net carrying amount, end of period:
As at December 31, 2012	$58	$347	$260	$665
As at December 31, 2013	$58	$338	$262	$658

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 139

10. Goodwill and Intangible Assets

10.A Goodwill

This note analyzes the changes to the carrying amount of goodwill during the year and details the result of our impairment testing on goodwill.

Changes in the carrying amount of goodwill acquired through business combinations by reportable segment are as follows:

	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total
Balance, January 1, 2012	$2,571	$342	$448	$581	$3,942
Disposal	–	–	–	(4)	(4)
Inter-company transfer	2	–	–	(2)	–
Foreign exchange rate movements	–	(9)	(11)	(7)	(27)
Balance, December 31, 2012	$2,573	$333	$437	$568	$3,911
Foreign exchange rate movements	–	23	30	38	91
Balance, December 31, 2013	$2,573	$356	$467	$606	$4,002

The carrying amounts of goodwill allocated to our CGUs are as follows:

As at December 31,	2013	2012
SLF Canada
Individual insurance	$906	$906
Individual wealth	160	160
Group retirement services	453	453
Group benefits	1,054	1,054
SLF U.S.
Employee benefits group	356	333
SLF Asia
Hong Kong	467	437
Corporate
MFS Holdings	417	393
U.K.	189	175
Total	$4,002	$3,911

Goodwill acquired in business combinations is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. The recoverable amount is the higher of fair value less cost to sell and value in use. We use fair value less cost to sell as the recoverable amount.

We use the best evidence of fair value less cost to sell as the price obtainable for the sale of a CGU, or group of CGUs. Fair value less cost to sell is initially assessed by looking at recently completed market comparable transactions. In the absence of such comparables, we use either an appraisal methodology (with market assumptions commonly used in the valuation of insurance companies), earnings multiples or factors based on assets under management. The fair value measurements are categorized in Level 3 of the fair value hierarchy.

The appraisal methodology is based on best estimates of future income, expenses, level and cost of capital over the lifetime of the policies and, where appropriate, adjusted for items such as transaction costs. The value ascribed to new business is based on sales anticipated in our business plans, sales projections for the valuation period based on reasonable growth assumptions, and anticipated levels of profitability of that new business. In calculating the value of new business, future sales are projected for 10 to 15 years. In some instances, market multiples are used to approximate the explicit projection of new business.

The discount rates applied reflect the nature of the environment for that CGU. The discount rates used range from 10% to 13% (after tax). More established CGUs with a stronger brand and competitive market position use discount rates at the low end of the range and CGUs with a weaker competitive position use discount rates at the high end of the range. The capital levels used are aligned with our business objectives.

Judgment is used in estimating the recoverable amounts of CGUs and the use of different assumptions and estimates could result in material adjustments to the valuation of CGUs and the size of any impairment. Any material change in the key assumptions including those for capital, discount rates, the value of new business and expenses as well as cash flow projections used in the determination of recoverable amounts may result in impairment charges, which could be material. The CGU with a higher risk of impairment is Individual Wealth in SLF Canada.

For our Individual Wealth CGU, management determined that a reasonably possible change in the more significant of the above assumptions could result in the recoverable amount to be less than its carrying amount and give rise to an impairment of some or all of the goodwill associated with this CGU.

140 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

10.B Intangible Assets

Changes in intangible assets are as follows:

	Finite life		Indefinite life	Total
	Internally generated software	Other
Gross carrying amount
Balance, January 1, 2012	$221	$714	$244	$1,179
Additions	52	–	–	52
Disposals	(17)	(2)	–	(19)
Foreign exchange rate movements	(3)	(1)	(6)	(10)
Less: Held for sale	$(11)	$–	$(10)	$(21)
Balance, December 31, 2012	$242	$711	$228	$1,181
Additions	40	–	–	40
Disposals	–	(4)	–	(4)
Foreign exchange rate movements	8	7	15	30
Balance, December 31, 2013	$290	$714	$243	$1,247

Accumulated amortization and impairment losses:
Balance, January 1, 2012	$(85)	$(202)	$(7)	$(294)
Amortization charge for the year	(31)	(23)	–	(54)
Impairment reversals	–	–	2	2
Disposals	16	–	–	16
Less: Held for sale	6	–	5	11
Balance, December 31, 2012	$(94)	$(225)	$–	$(319)
Amortization charge for the year	(38)	(21)	–	(59)
Disposals	–	4	–	4
Foreign exchange rate movements	(4)	(3)	–	(7)
Balance, December 31, 2013	$(136)	$(245)	$–	$(381)

Net carrying amount, end of period:
As at December 31, 2012	$148	$486	$228	$862
As at December 31, 2013	$154	$469	$243	$866

The components of the intangible assets are as follows:

As at December 31,	2013	2012
Finite life intangible assets:
Sales potential of field force	$349	$358
Asset administration contracts	120	128
Internally generated software	154	148
Total finite life intangible assets	$623	$634
Indefinite life intangible assets:
Fund management contracts(1)	$243	$228
Total indefinite life intangible assets	$243	$228
Total intangible assets	$866	$862

(1)	Fund management contracts are attributable to the MFS Holdings CGU, where their competitive position in, and the stability of, their respective markets support their classification as indefinite life intangible assets.

11. Insurance Contract Liabilities and Investment Contract Liabilities

11.A Insurance Contract Liabilities

11.A.i Description of Business

The majority of the products sold by the Company are insurance contracts. These contracts include all forms of life, health and critical illness insurance sold to individuals and groups, life contingent annuities, accumulation annuities, and segregated fund products with guarantees.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 141

11.A.ii Methods and Assumptions

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

•	The statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption
•	Future experience is difficult to estimate
•	The cohort of risks lacks homogeneity
•	Operational risks adversely impact the ability to estimate the best estimate assumption
•	Past experience may not be representative of future experience and the experience may deteriorate

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the balance sheet date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities employs scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not employ scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 25% to 40% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is considered reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the high end of the range for expenses and future equity and real estate returns and in the mid-range for mortality, morbidity, policyholder behaviour and future interest rates. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Life insurance mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement in accordance with Canadian actuarial standards of practice.

142 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada and medical stop-loss insurance is offered on a group basis in the United States. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Lapse and Other Policyholder Behaviour

Lapse

Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment and policy duration.

Expense

Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

Investment Returns

Interest Rates

We generally maintain distinct asset portfolios for each major line of business. Under CALM, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

Non-fixed Income Rates of Return

We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The unhedged portion of risk for these products reflects equity market risks associated with items such as provisions for adverse deviation and a portion of fee income that is not related to the guarantees provided.

The majority of non-fixed income assets which are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income values are largely offset by changes in insurance contract liabilities.

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and corporate loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the balance sheet. The asset default provision included in the insurance contract liabilities is re-assessed each reporting period in light of impairments, changes in asset quality ratings and other events that occurred during the period.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 143

11.A.iii Insurance Contract Liabilities

Insurance contract liabilities consist of the following:

As at December 31, 2013	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$17,978	$5,034	$4,701	$1,847	$29,560
Individual non-participating life	6,009	13,237	269	605	20,120
Group life	1,141	1,228	12	–	2,381
Individual annuities	8,558	13	–	5,482	14,053
Group annuities	8,190	33	–	–	8,223
Health insurance	7,534	1,437	1	117	9,089
Insurance contract liabilities before other policy liabilities	49,410	20,982	4,983	8,051	83,426
Add: Other policy liabilities(2)	2,976	766	1,403	332	5,477
Total insurance contract liabilities	$52,386	$21,748	$6,386	$8,383	$88,903

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $1,763 for Individual participating life; $2 for Individual non-participating life; $5,482 for Individual annuities and $140 for Other policy liabilities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.

As at December 31, 2012	SLF Canada	SLF U.S.(3)	SLF Asia	Corporate(1)	Total
Individual participating life	$17,601	$4,896	$4,642	$1,917	$29,056
Individual non-participating life	5,976	12,121	339	668	19,104
Group life	1,246	1,112	11	–	2,369
Individual annuities	9,378	76	–	5,234	14,688
Group annuities	7,773	27	–	–	7,800
Health insurance	7,756	1,310	1	117	9,184
Insurance contract liabilities before other policy liabilities	49,730	19,542	4,993	7,936	82,201
Add: Other policy liabilities(2)	2,732	736	1,302	304	5,074
Total insurance contract liabilities(3)	$52,462	$20,278	$6,295	$8,240	$87,275

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $1,839 for Individual participating life; $7 for Individual non-participating life; $5,235 for Individual annuities and $123 for Other policy liabilities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.
(3)	For insurance contract liabilities categorized as held for sale, see Note 3.

11.A.iv Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets for the period are as follows:

For the years ended December 31,	2013			2012
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, before Other policy liabilities and assets as at January 1	$82,201	$2,984	$79,217	$91,425	$3,275	$88,150
Change in balances on in-force policies	(3,635)	169	(3,804)	163	(130)	293
Balances arising from new policies	2,298	94	2,204	2,432	109	2,323
Method and assumption changes	133	(9)	142	(100)	(65)	(35)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets(1)	(1,204)	254	(1,458)	2,495	(86)	2,581
Other(2)	221	–	221	–	–	–
Foreign exchange rate movements	2,208	176	2,032	(783)	(52)	(731)
Balances before Other policy liabilities and assets	83,426	3,414	80,012	93,137	3,137	90,000
Other policy liabilities and assets	5,477	234	5,243	5,376	261	5,115
Total Insurance contract liabilities and Reinsurance assets	88,903	3,648	85,255	98,513	3,398	95,115
Less: Held for sale(3)	–	–	–	11,238	158	11,080
Total Insurance contract liabilities and Reinsurance assets for continuing operations	$88,903	$3,648	$85,255	$87,275	$3,240	$84,035

(1)	For discontinued operations, see Note 3. Includes increase (decrease) for continuing operations of $3,718 for Insurance contract liabilities and $134 for Reinsurance assets for the year ended December 31, 2012.
(2)	Reinsurance assumed as part of the sale of our U.S. Annuity business.
(3)	See Note 3.

144 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

11.A.v Impact of Method and Assumption Changes

Impacts of method and assumption changes on Insurance contract liabilities net of Reinsurance assets are as follows:

For the year ended December 31, 2013	Policy liabilities increase (decrease) before income taxes	Description
Mortality / Morbidity	$ (4)	Updates to reflect recent experience.
Lapse and other policyholder behaviour	154	Updates to reflect recent lapse and premium persistency experience across various product lines and various jurisdictions.
Expense	(2)	Updates to reflect recent experience.
Investment returns	7	Updates to our economic scenario generator, asset default assumptions, non-fixed income returns and investment expense assumptions.
Model enhancements and other	(13)	Reflects modeling enhancements across product lines and various jurisdictions.
Total impact	$ 142

For the year ended December 31, 2012	Policy liabilities increase (decrease) before income taxes	Description
Mortality / Morbidity	$ 20	Driven primarily by updates to reflect recent experience in SLF U.S. and SLF Canada.
Lapse and other policyholder behaviour	65	Largely due to a reduction in SLF U.S. variable annuity lapse assumptions reflecting recent company and industry experience.
Expense	(6)	Reflects impact of updates to expenses and the favourable impact of lower fund management fees.
Investment returns	46	Resulting primarily from updates to our economic scenario generator, partially offset by an increase in average long-term credit spreads.
Model enhancements and other	(160)	Reflects the impact of modeling enhancements and assumptions relating to our ability to recapture certain reinsurance treaties in the U.S.
Total impact	$ (35)

11.B Investment Contract Liabilities

11.B.i Description of Business

The following are the types of Investment contracts in force:

•	Term certain payout annuities in Canada and the U.S.
•	Guaranteed Investment Contracts in Canada
•	Unit-linked products issued in the U.K. and Hong Kong; and
•	Non-unit-linked pensions contracts issued in the U.K. and Hong Kong

11.B.ii Method and Assumption Changes

Investment Contracts with Discretionary Participation Features

Investment contracts with DPF are measured using the same approach as insurance contracts.

Investment Contracts without Discretionary Participation Features

Investment contracts without DPF are measured at FVTPL if by doing so a potential accounting mismatch is eliminated or significantly reduced or if the contract is managed on a fair value basis. Other investment contracts without DPF are measured at amortized cost.

The fair value liability is measured through the use of prospective discounted cash-flow techniques. For unit-linked contracts, the fair value liability is equal to the current unit fund value, plus additional non-unit liability amounts on a fair value basis if required. For non-linked contracts, the fair value liability is equal to the present value of expected cash flows.

Amortized cost is measured at the date of initial recognition as the fair value of consideration received, less the net effect of principal payments such as transaction costs and front-end fees. At each reporting date, the amortized cost liability is measured as the value of future best estimate cash flows discounted at the effective interest rate. The effective interest rate is the one that equates the discounted cash payments to the liability at the date of initial recognition.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 145

11.B.iii Investment Contract Liabilities

Investment contract liabilities consist of the following:

As at December 31, 2013	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total
Individual participating life	$–	$–	$–	$18	$18
Individual non-participating life	–	–	256	5	261
Individual annuities	1,975	36	–	72	2,083
Group annuities	–	–	240	–	240
Total investment contract liabilities	$1,975	$36	$496	$95	$2,602

Included in the Investment contract liabilities of $2,602 are liabilities of $584 for investment contracts with DPF, $2,000 for investment contracts without DPF measured at amortized cost and $18 for investment contracts without DPF measured at fair value.

As at December 31, 2012	SLF Canada	SLF U.S.(1)	SLF Asia	Corporate	Total
Individual participating life	$–	$–	$–	$18	$18
Individual non-participating life	–	–	173	5	178
Individual annuities	1,771	29	–	68	1,868
Group annuities	–	–	239	–	239
Total investment contract liabilities(1)	$1,771	$29	$412	$91	$2,303

(1)	For investment contract liabilities categorized as held for sale, see Note 3.

Included in the Investment contract liabilities of $2,303 are liabilities of $496 for investment contracts with DPF, $1,772 for investment contracts without DPF measured at amortized cost and $35 for investment contracts without DPF measured at fair value.

11.B.iv Changes in Investment Contract Liabilities

Changes in investment contract liabilities without DPF are as follows:

For the years ended December 31,	2013		2012
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balance as at January 1	$35	$1,772	$966	$1,620
Deposits	–	570	–	433
Interest(1)	–	35	7	38
Withdrawals	(14)	(396)	(35)	(266)
Fees	–	(4)	–	(3)
Change in fair value(1)	–	–	9	–
Other	(3)	21	–	20
Foreign exchange rate movements	–	2	(22)	(3)
Balance	18	2,000	925	1,839
Less: Held for sale(2)	–	–	890	67
Balance as at December 31	$18	$2,000	$35	$1,772

(1)	Interest includes continuing operations of $33 for Measured at amortized cost and Change in fair value includes continuing operations of $(1) for Measured at fair value for the year ended December 31, 2012.
(2)	See Note 3.

Changes in investment contract liabilities with DPF are as follows:

For the years ended December 31,	2013	2012
Balance as at January 1	$496	$487
Change in liabilities on in-force	(38)	(7)
Liabilities arising from new policies	88	26
Increase (decrease) in liabilities	50	19
Foreign exchange rate movements	38	(10)
Balance as at December 31	$584	$496

146 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

11.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

For the years ended December 31,	2013	2012
Maturities and surrenders	$2,781	$2,764
Annuity payments	1,167	1,128
Death and disability benefits	2,925	2,803
Health benefits	3,885	3,663
Policyholder dividends and interest on claims and deposits	1,118	989
Total gross claims and benefits paid	$11,876	$11,347

11.D Total Assets Supporting Liabilities and Equity

The following tables show the total assets supporting total liabilities for the product lines shown (including insurance contract and investment contract liabilities) and assets supporting equity and other:

As at December 31, 2013	Debt securities – FVTPL	Debt securities – AFS	Equity securities – FVTPL	Equity securities – AFS	Mortgages and loans	Investment properties	Other	Total
Individual participating life	$14,912	$–	$2,626	$–	$6,430	$4,339	$4,652	$32,959
Individual non-participating life	11,152	387	1,248	–	5,594	994	9,421	28,796
Group life	747	–	10	–	1,366	–	1,104	3,227
Individual annuities	9,571	562	261	–	5,493	–	762	16,649
Group annuities	3,686	–	70	–	4,609	–	330	8,695
Health insurance	3,369	–	127	–	5,763	91	1,550	10,900
Equity and other	225	10,202	–	852	1,058	668	9,159	22,164
Total assets	$43,662	$11,151	$4,342	$ 852	$30,313	$6,092	$26,978	$123,390

As at December 31, 2012	Debt securities – FVTPL	Debt securities – AFS	Equity securities – FVTPL	Equity securities – AFS	Mortgages and loans	Investment properties	Other	Total
Individual participating life	$15,312	$–	$2,691	$–	$6,034	$4,167	$4,152	$32,356
Individual non-participating life	10,766	140	1,025	13	4,742	1,041	7,341	25,068
Group life	807	–	10	–	1,345	28	963	3,153
Individual annuities	9,633	456	261	–	5,253	–	1,102	16,705
Group annuities	3,564	–	78	–	4,228	41	301	8,212
Health insurance	3,529	–	104	–	5,243	176	1,618	10,670
Equity and other(1)	162	9,993	–	844	403	489	10,049	21,940
Total assets from Continuing operations	$43,773	$10,589	$4,169	$857	$27,248	$5,942	$25,526	$118,104
Assets of disposal group held for sale (Note 3)	$–	$–	$–	$–	$–	$–	$15,067	$15,067
Total assets	$43,773	$10,589	$4,169	$857	$27,248	$5,942	$40,593	$133,171

(1)	Balances have been restated. Refer to Note 2.

11.E Role of the Appointed Actuary

The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with Canadian accepted actuarial practice, applicable legislation and associated regulations or directives.

The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities at the statement dates to meet all obligations to policyholders of the Company. Examination of supporting data for accuracy and completeness and analysis of our assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.

The Appointed Actuary is required each year to analyze the financial condition of the Company and prepare a report for the Board. The 2013 analysis tested our capital adequacy until December 31, 2017, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of our Canadian capital and surplus requirements. In addition, our foreign operations and foreign subsidiaries must comply with local capital requirements in each of the jurisdictions in which they operate.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 147

12. Reinsurance

Reinsurance is used primarily to limit exposure to large losses. We have a retention policy that requires that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

12.A Reinsurance Assets

Reinsurance assets are measured using the amounts and assumptions associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance assets are comprised of the following:

As at December 31, 2013	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$(3)	$(16)	$100	$–	$81
Individual non-participating life	206	1,263	80	186	1,735
Group life	60	999	1	–	1,060
Individual annuities	–	–	–	79	79
Health insurance	350	108	–	1	459
Reinsurance assets before other policy assets	613	2,354	181	266	3,414
Add: Other policy assets(2)	68	151	7	8	234
Total reinsurance assets	$681	$2,505	$188	$274	$3,648

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $24 for Individual non-participating life and $78 for Individual annuities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

As at December 31, 2012	SLF Canada	SLF U.S.(3)	SLF Asia	Corporate(1)	Total
Individual participating life	$(11)	$(15)	$91	$–	$65
Individual non-participating life	92	1,035	61	188	1,376
Group life	64	870	–	–	934
Individual annuities	–	–	–	72	72
Health insurance	455	81	–	1	537
Reinsurance assets before other policy assets	600	1,971	152	261	2,984
Add: Other policy assets(2)	65	167	15	9	256
Total reinsurance assets(3)	$665	$2,138	$167	$270	$3,240

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $27 for Individual non-participating life and $72 for Individual annuities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.
(3)	For reinsurance assets categorized as held for sale, see Note 3.

No impairment occurred for the years ended December 31, 2013 and 2012. See Note 11.A.iv for the changes in Reinsurance assets for the years.

12.B Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries are comprised of the following:

For the years ended December 31,	2013	2012
Recovered claims and benefits	$4,437	$4,178
Commissions	51	54
Reserve adjustments	121	137
Operating expenses and other	489	463
Reinsurance (expenses) recoveries	$5,098	$4,832

12.C Reinsurance Gains or Losses

During the year we entered into reinsurance arrangements which resulted in profits on inception of $6 (Nil in 2012).

148 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

13. Other Liabilities

13.A Composition of Other Liabilities

Other liabilities consist of the following:

As at December 31,	2013	2012
Accounts payable	$1,366	$2,056
Bank overdrafts and cash pooling	45	3
Repurchase agreements	1,265	1,395
Accrued expenses and taxes	2,271	1,581
Borrowed funds	554	334
Senior financing	1,609	1,379
Accrued benefit liability (Note 26)	426	722
Structured entity liabilities	124	77
Other	558	622
Total other liabilities	$8,218	$8,169

13.B Repurchase Agreements

We enter into repurchase agreements for operational funding and liquidity purposes. Repurchase agreements have maturities ranging from 6 to 86 days, averaging 51 days, and bear interest at an average rate of 1.03% as at December 31, 2013 (1.05% as at December 31, 2012). The fair values of the repurchase agreements approximate their carrying values and are categorized in Level 2 of the fair value hierarchy. Collateral primarily consists of cash and cash equivalents as well as government guaranteed securities. Refer to Note 6.A.ii for more details on the collateral pledged.

13.C Borrowed Funds

Borrowed funds include encumbrances on real estate at December 31 as follows:

Currency of borrowing	Maturity	2013	2012
Canadian dollars	Current – 2034	$258	$261
US dollars	Current – 2024	84	73
Total borrowed funds		$342	$334

Borrowed funds also include U.S. dollar short-term borrowings of $212 (Nil in 2012) as at December 31, 2013, that bear interest at a spread over one month London Inter Bank Offered Rate (“LIBOR”). The aggregate maturities of borrowed funds are included in Note 6.

Interest expense for the borrowed funds was $16 for 2013 and 2012.

13.D Senior Financing

On November 8, 2007, a structured entity consolidated by us issued a US$1,000 variable principal floating rate certificate (the “Certificate”) to a financial institution (the “Lender”). At the same time, Sun Life Assurance Company of Canada-U.S. Operations Holdings, Inc. (“U.S. Holdings”), a subsidiary of SLF Inc., entered into an agreement with the Lender, pursuant to which U.S. Holdings will bear the ultimate obligation to repay the outstanding principal amount of the Certificate and be obligated to make quarterly interest payments at three-month LIBOR plus a fixed spread. SLF Inc. has fully guaranteed the obligation of U.S. Holdings. The structured entity issued additional certificates after the initial issuance, totalling to US$515, US$125 of which were issued during 2013. Total collateral posted per the financing agreement was US$24 as at December 31, 2013 (US$36 as at December 31, 2012).

The maximum capacity of this agreement is US $2,500. The agreement expires on November 8, 2037 and the maturity date may be extended annually for an additional one-year period upon the mutual agreement of the parties, provided such date is not beyond November 8, 2067.

The agreement could be cancelled or unwound at the option of U.S. Holdings in whole or in part from time to time, or in whole under certain events. If the agreement is cancelled before November 8, 2015, U.S. Holdings may be required to pay a make-whole amount based on the present value of expected quarterly payments between the cancellation date and November 8, 2015.

For the year ended December 31, 2013, we recorded $14 of interest expense relating to this obligation ($16 in 2012). The fair value of the obligation is $1,390 ($1,010 in 2012). The fair value is determined by discounting the expected future cash flows using a current market interest rate adjusted by SLF Inc.‘s credit spread and is categorized in Level 3 of the fair value hierarchy.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 149

14. Senior Debentures

Senior Debentures

The following Canadian dollar obligations are included in Senior debentures:

	Interest rate	Earliest par call date		Maturity	December 31, 2013	December 31, 2012(9)
SLF Inc. senior unsecured debentures
Series A issued November 23, 2005(1)	4.80%	November 23, 2015	(2)	2035	$600	$600
Series B issued March 13, 2006(3)	4.95%	June 1, 2016	(2)	2036	700	700
Series B issued February 26, 2007(3)	4.95%	June 1, 2016	(2)	2036	251	251
Series D issued June 30, 2009	5.70%	n/a	(4)	2019	300	300
Series E issued August 23, 2011	4.57%	n/a	(4)	2021	298	298
Sun Life Assurance debentures(5)
Issued to Sun Life Capital Trust I (“SLCT I”)
Series B issued June 25, 2002	7.09%	June 30, 2032	(6)	2052	200	200
Issued to Sun Life Capital Trust II (“SLCT II”)
Series C issued November 20, 2009(7)	6.06%	December 31, 2019	(8)	2108	500	500
Total senior debentures					$2,849	$2,849
Fair value					$3,104	$3,106

(1)	From November 23, 2015, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate.
(2)	The relevant debenture may be redeemed, at par, on an interest payment date on or after the date noted, at the option of the issuer.
(3)	From June 1, 2016, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate.
(4)	The relevant debenture may be redeemed, at the option of SLF Inc. at any time, at a redemption price equal to the greater of par and a price based on the yield of a corresponding Government of Canada bond.
(5)	The Sun Life Assurance debentures were issued to SLCT I and SLCT II, which issued innovative capital instruments and used the proceeds to purchase Sun Life Assurance debentures. Further details about SLCT I and SLCT II are described later in this Note.
(6)	This debenture may be redeemed, at the option of the issuer, in whole or in part on any interest payment date or in whole upon the occurrence of a Regulatory Event or Tax Event, as described in the debenture. Prior to June 30, 2032, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.32%; from June 30, 2032, the redemption price is par. Redemption is subject to regulatory approval.
(7)	On December 31, 2019, and every fifth anniversary thereafter (“Interest Reset Date”), the interest rate will reset to an annual rate equal to the five-year Government of Canada bond yield plus 3.60%.
(8)	On or after December 31, 2014, this debenture may be redeemed in whole or in part at the option of the issuer. If redemption occurs on an Interest Reset Date, the redemption price is par; otherwise, it is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus (i) 0.65% if redemption occurs prior to December 31, 2019, or (ii) 1.30% if redemption occurs after December 31, 2019. Also, at the option of the issuer, this debenture may be redeemed in whole at par at any time upon the occurrence of a Regulatory Event or Tax Event (as defined), as described in the debenture. Redemption is subject to regulatory approval.
(9)	Balances have been restated. Refer to Note 2.

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.

Interest expense for senior debentures was $151 for 2013 and 2012.

All senior unsecured debentures of SLF Inc. are direct senior unsecured obligations of SLF Inc. and rank equally with other unsecured and unsubordinated indebtedness of SLF Inc.

Innovative Capital Instruments

Innovative capital instruments consist of SLEECS, which were issued by SLCT I and SLCT II, (together “SL Capital Trusts”), established as trusts under the laws of Ontario. SLCT I issued Sun Life ExchangEable Securities – Series B (“SLEECS B”), which are classes of units that represent an undivided beneficial ownership interest in the assets of that trust. SLEECS B are non-voting except in certain limited circumstances. Holders of the SLEECS B are eligible to receive semi-annual non-cumulative fixed cash distributions. SLCT II issued Sun Life ExchangEable Capital Securities – Series 2009-1 (“SLEECS 2009-1”), which are subordinated unsecured debt obligations. Holders of SLEECS 2009-1 are eligible to receive semi-annual interest payments. The proceeds of the issuances of SLEECS B and SLEECS 2009-1 were used by the SL Capital Trusts to purchase senior debentures of Sun Life Assurance. The SL Capital Trusts are not consolidated by us. As a result, the innovative capital instruments are not reported on our Consolidated Financial Statements. However, the senior debentures issued by Sun Life Assurance to the SL Capital Trusts are reported on our Consolidated Financial Statements.

The SLEECS are structured with the intention of achieving Tier 1 regulatory capital treatment for SLF Inc. and Sun Life Assurance and, as such, have features of equity capital. No interest payments or distributions will be paid in cash by the SL Capital Trusts on the SLEECS if Sun Life Assurance fails to declare regular dividends (i) on its Class B Non-Cumulative Preferred Shares Series A, or (ii) on its public preferred shares, if any are outstanding (“Missed Dividend Event”). In the case of the SLEECS 2009-1, if a Missed Dividend Event occurs or if an interest payment is not made in cash on the SLEECS 2009-1 for any reason, including at the election of Sun Life Assurance, holders of the SLEECS 2009-1 will be required to invest interest paid on the SLEECS 2009-1 in non-cumulative perpetual preferred shares of Sun Life Assurance. In the case of the SLEECS B, if a Missed Dividend Event occurs, the net distributable funds of SLCT I will be distributed to Sun Life Assurance as the holder of Special Trust Securities of that trust. If the SL Capital Trusts fail to pay in cash the semi-annual interest payments or distributions on the SLEECS in full for any reason other than a Missed Dividend Event, then, for a specified period of time, Sun Life Assurance will not declare dividends of any kind on any of its public preferred shares, and if no such public preferred shares are outstanding, SLF Inc. will not declare dividends of any kind on any of its preferred shares or common shares.

150 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

Each SLEECS B and each one thousand dollars principal amount of SLEECS 2009-1 will be automatically exchanged for 40 non-cumulative perpetual preferred shares of Sun Life Assurance if any one of the following events occurs: (i) proceedings are commenced or an order is made for the winding-up of Sun Life Assurance; (ii) OSFI takes control of Sun Life Assurance or its assets; (iii) Sun Life Assurance’s Tier 1 capital ratio is less than 75% or its Minimum Continuing Capital and Surplus Requirement (“MCCSR”) ratio is less than 120%; or (iv) OSFI directs Sun Life Assurance to increase its capital or provide additional liquidity and Sun Life Assurance either fails to comply with such direction or elects to have the SLEECS automatically exchanged (“Automatic Exchange Event”). Upon an Automatic Exchange Event, former holders of the SLEECS will cease to have any claim or entitlement to distributions, interest or principal against the issuing SL Capital Trust and will rank as preferred shareholders of Sun Life Assurance in a liquidation of Sun Life Assurance.

According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2B capital. As at December 31, 2013, for regulatory capital purposes of Sun Life Assurance, $696 (2012 – $696) represents Tier 1 capital.

The table below presents additional significant terms and conditions of the SLEECS:

Issuer	Issuance date	Distribution or interest payment dates	Annual yield		Redemption date at the issuer’s option	Conversion date at the holder’s option	Principal Amount
Sun Life Capital Trust(1)(2)(3)(4)
SLEECS B	June 25, 2002	June 30, December 31	7.093%		June 30, 2007	Any time	$200
Sun Life Capital Trust II(1)(2)
SLEECS 2009-1	November 20, 2009	June 30, December 31	5.863%	(5)	December 31, 2014	No conversion option	500
Total							$700

(1)	Subject to the approval of OSFI, (i) the SL Capital Trusts may, in whole or in part, on the redemption date specified above or on any distribution date thereafter, or in the case of SLCT II, on any date thereafter, redeem any outstanding SLEECS without the consent of the holders, and (ii) upon occurrence of a Regulatory Event or a Tax Event, prior to the redemption date specified above, the SL Capital Trusts may redeem all, but not part of, any class of SLEECS without the consent of the holders.
(2)	The SLEECS B may be redeemed for cash equivalent to (i) the greater of the Early Redemption Price or the Redemption Price if the redemption occurs prior to June 30, 2032 or (ii) the Redemption Price if the redemption occurs on or after June 30, 2032. Redemption Price refers to an amount equal to one thousand dollars plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. Early Redemption Price for the SLEECS B refers to the price calculated to provide an annual yield, equal to the yield of a Government of Canada bond issued on the redemption date that has a maturity date of June 30, 2032, plus 32 basis points, plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. The SLEECS 2009-1 may be redeemed for cash equivalent to, on any day that is not an Interest Reset Date, accrued and unpaid interest on the SLEECS 2009-1 plus the greater of par and a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on the next Interest Reset Date plus (i) 0.60% if the redemption date is prior to December 31, 2019 or (ii) 1.20% if the redemption date is any time after December 31, 2019. On an Interest Reset Date, the redemption price is equal to par plus accrued and unpaid interest on the SLEECS 2009-1.
(3)	The non-cumulative perpetual preferred shares of Sun Life Assurance issued upon an Automatic Exchange Event in respect of the SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.
(4)	Holders of SLEECS B may exchange, at any time, all or part of their holdings of SLEECS B at a price for each SLEECS of 40 non-cumulative perpetual preferred shares of Sun Life Assurance. SLCT I will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase SLEECS tendered for surrender to SLCT I so long as the holder of the SLEECS so tendered has not withheld consent to the purchase of its SLEECS. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.
(5)	Holders of SLEECS 2009-1 are eligible to receive semi-annual interest payments at a fixed rate until December 31, 2019. The interest rate on the SLEECS 2009-1 will reset on December 31, 2019 and every fifth anniversary thereafter to equal the five-year Government of Canada bond yield plus 3.40%.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 151

15. Subordinated Debt

The following obligations are included in Subordinated debt as at December 31, and qualify as capital for Canadian regulatory purposes:

	Currency	Interest rate	Earliest par call date(1)	Maturity	2013	2012
Sun Life Assurance:
Issued May 15, 1998(2)	Cdn. dollars	6.30%	–	2028	$150	$150
Issued June 25, 2002(3)	Cdn. dollars	6.15%	June 30, 2012	2022	–	–
Sun Life Financial Inc.:
Issued May 29, 2007(4)	Cdn. dollars	5.40%	May 29, 2037	2042	398	398
Issued January 30, 2008(5)	Cdn. dollars	5.59%	January 30, 2018	2023	399	398
Issued June 26, 2008(6)	Cdn. dollars	5.12%	June 26, 2013	2018	–	350
Issued March 31, 2009(7)	Cdn. dollars	7.90%	March 31, 2014	2019	500	499
Issued March 2, 2012(8)	Cdn. dollars	4.38%	March 2, 2017	2022	797	796
Sun Canada Financial Co.:
Issued December 15, 1995(9)	U.S. dollars	7.25%	n/a	2015	159	149
Total subordinated debt					$2,403	$2,740
Fair value					$2,566	$2,912

(1)	The relevant debenture may be redeemed, at the option of the issuer. Prior to the date noted, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond; from the date noted, the redemption price is par and redemption may only occur on a scheduled interest payment date. Redemption of all subordinated debentures is subject to regulatory approval. The notes issued by Sun Canada Financial Co. are not redeemable prior to maturity.
(2)	6.30% Debentures, Series 2, due 2028. Issued by The Mutual Life Assurance Company of Canada, which thereafter changed its name to Clarica Life Insurance Company (“Clarica”). Clarica was amalgamated with Sun Life Assurance effective December 31, 2002.
(3)	6.15% Debentures due June 30, 2022 with a principal amount of $800 were redeemed on June 30, 2012.
(4)	Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due 2042. From May 29, 2037, interest is payable at 1.00% over the 90-day Bankers’ Acceptance Rate.
(5)	Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due 2023. From January 30, 2018, interest is payable at 2.10% over the 90-day Bankers’ Acceptance Rate.
(6)	Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2018. These debentures were redeemed on June 26, 2013 at a redemption price equal to the principal amount together with accrued and unpaid interest to the redemption date.
(7)	Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019. From March 31, 2014, interest is payable at 7.15% over the 90-day Bankers’ Acceptance Rate.
(8)	Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures due 2022. From March 2, 2017, interest is payable at 2.70% over the 90-day Bankers’ Acceptance Rate.
(9)	7.25% Subordinated Notes due December 15, 2015.

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.

Interest expense on subordinated debt was $148 and $175 for 2013 and 2012, respectively.

16. Share Capital

The authorized share capital of SLF Inc. consists of the following:

•

An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of SLF Inc. There are no pre-emptive, redemption, purchase or conversion rights attached to the common shares.

•

An unlimited number of Class A and Class B non-voting preferred shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized thirteen series of Class A non-voting preferred shares (“Preferred Shares”), nine of which are outstanding.

The common and preferred shares of SLF Inc. qualify as capital for Canadian regulatory purposes, and are included in Note 22.

Dividends and Restrictions on the Payment of Dividends

Under the provisions of the Insurance Companies Act (Canada), SLF Inc. and Sun Life Assurance are each prohibited from declaring or paying a dividend on any of its shares if there are reasonable grounds for believing that it is, or by paying the dividend would be, in contravention of: (i) the requirement that it maintains adequate capital and adequate and appropriate forms of liquidity; (ii) any regulations under the Insurance Companies Act (Canada) in relation to capital and liquidity; and (iii) any order by which OSFI directs it to increase its capital or provide additional liquidity.

SLF Inc. and Sun Life Assurance have each covenanted that, if a distribution is not paid when due on any outstanding SLEECS issued by the SL Capital Trusts, then (i) Sun Life Assurance will not pay dividends on its public preferred shares, if any are outstanding, and (ii) if Sun Life Assurance does not have any public preferred shares outstanding, then SLF Inc. will not pay dividends on its preferred shares or common shares, in each case, until the 12th month (in the case of the SLEECS issued by SLCT I) or 6th month (in the case of SLEECS issued by SLCT II) following the failure to pay the required distribution in full, unless the required distribution is paid to the holders of SLEECS. Public preferred shares means preferred shares issued by Sun Life Assurance which: (a) have been issued to the public (excluding any preferred shares held beneficially by affiliates of Sun Life Assurance); (b) are listed on a recognized stock

152 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

exchange; and (c) have an aggregate liquidation entitlement of at least $200. As at December 31, 2013, Sun Life Assurance did not have outstanding any shares that qualify as public preferred shares.

The terms of SLF Inc.‘s outstanding preferred shares provide that for so long as Sun Life Assurance is a subsidiary of SLF Inc., no dividends on such preferred shares are to be declared or paid if the MCCSR ratio of Sun Life Assurance is then less than 120%.

The terms of SLF Inc.‘s outstanding preferred shares also restrict our ability to pay dividends on SLF Inc.‘s common shares. Under the terms of SLF Inc.‘s preferred shares, SLF Inc. cannot pay dividends on its common shares without the approval of the holders of the preferred shares unless all dividends on the preferred shares for the last completed period for which dividends are payable have been declared and paid or set apart for payment.

Currently, the above limitations do not restrict the payment of dividends on SLF Inc.‘s preferred or common shares.

The declaration and payment of dividends on SLF Inc.‘s shares are at the sole discretion of the Board of Directors and will be dependent upon our earnings, financial condition and capital requirements. Dividends may be adjusted or eliminated at the discretion of the Board on the basis of these or other considerations.

16.A Common Shares

The changes in common shares issued and outstanding for the years ended December 31 are as follows:

	2013		2012
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, January 1	600	$8,008	588	$7,735
Stock options exercised (Note 20)	3	120	1	12
Shares issued under the dividend reinvestment and share purchase plan(1)	6	176	11	261
Balance, December 31	609	$8,304	600	$8,008

(1)	Under SLF Inc.‘s Canadian DRIP, Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares and may also purchase common shares for cash. For dividend reinvestments, SLF Inc. may, at its option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased for participants through the Toronto Stock Exchange (“TSX”) at the market price. Common shares acquired by participants through optional cash purchases may be issued from treasury or purchased through the TSX at SLF Inc.‘s option, in either case at no discount. The common shares issued from treasury for dividend reinvestments during the first two quarters of 2013 and all of 2012 were issued at a discount of 2% to the volume weighted average trading price on the TSX. The common shares issued in the third and fourth quarters of 2013 for dividend reinvestments were issued with no discount. An insignificant number of common shares were issued from treasury for optional cash purchases at no discount.

16.B Preferred Shares

SLF Inc. did not issue any preferred shares in 2012 and 2013. Further information on the preferred shares outstanding as at December 31, 2013, is as follows:

Class A Preferred shares (in millions of shares)	Issue date	Annual dividend rate	Annual dividend per share	Earliest redemption date(1)	Number of shares	Face amount	Net amount(2)
Series 1	February 25, 2005	4.75%	$1.19	March 31, 2010(3)	16	$400	$394
Series 2	July 15, 2005	4.80%	$1.20	September 30, 2010(3)	13	325	318
Series 3	January 13, 2006	4.45%	$1.11	March 31, 2011(3)	10	250	245
Series 4	October 10, 2006	4.45%	$1.11	December 31, 2011(3)	12	300	293
Series 5	February 2, 2007	4.50%	$1.13	March 31, 2012(3)	10	250	245
Series 6R(4)	May 20, 2009	6.00%	$1.50	June 30, 2014(5)	10	250	246
Series 8R(6)	May 25, 2010	4.35%	$1.09	June 30, 2015(7)	11	280	274
Series 10R(8)	August 12, 2011	3.90%	$0.98	September 30, 2016(9)	8	200	195
Series 12R(10)	November 10, 2011	4.25%	$1.06	December 31, 2016(11)	12	300	293
Total preferred shares					102	$2,555	$2,503

(1)	Redemption of all preferred shares is subject to regulatory approval.
(2)	Net of after-tax issuance costs.
(3)	On or after the earliest redemption date, SLF Inc. may redeem these shares in whole or in part, at a premium that declines from 4% of the par amount to nil over the next following four years.
(4)	On June 30, 2014, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 3.79%. Holders of the Series 6R Shares will have the right, at their option, to convert their Series 6R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 7QR (“Series 7QR Shares”) on June 30, 2014 and every five years thereafter. Holders of Series 7QR Shares will be entitled to receive floating non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 3.79%.
(5)	On June 30, 2014 and June 30 each fifth year thereafter, SLF Inc. may redeem these shares in whole or in part, at par.
(6)	On June 30, 2015, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (“Series 9QR Shares”) on June 30, 2015 and every five years thereafter. Holders of Series 9QR Shares will be entitled to receive floating non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%.
(7)	On June 30, 2015 and June 30 each fifth year thereafter, SLF Inc. may redeem these shares in whole or in part, at par.
(8)	On September 30, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.17%. Holders of the Series 10R Shares will have the right, at their option, to convert their Series 10R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (“Series 11QR Shares”) on September 30, 2016 every five years thereafter. Holders of Series 11QR Shares will be entitled to receive floating non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%.
(9)	On September 30, 2016 and September 30 each fifth year thereafter, SLF Inc. may redeem these shares in whole or in part, at par.
(10)	On December 31, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.73%. Holders of the Series 12R Shares will have the right, at their option, to convert their Series 12R Shares into Class A Non-Cumulative Floating Rate Preferred shares Series 13QR (“Series 13QR Shares”) on December 31, 2016 and on every five years thereafter. Holders of Series 13QR Shares will be entitled to receive floating non-cumulative quarterly dividends at an annual rate to the then 3-month Government of Canada treasury bill yield plus 2.73%.
(11)	On December 31, 2016 and December 31 each fifth year thereafter, SLF Inc. may redeem these shares in whole or in part, at par.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 153

17. Interests in Other Entities

17.A Subsidiaries

Our principal subsidiaries are Sun Life Assurance and Sun Life Global Investments Inc. Sun Life Assurance holds our insurance operations in Canada, the United States, the United Kingdom, Hong Kong and the Philippines. These insurance operations are operated directly by Sun Life Assurance Company of Canada or through other subsidiaries. Sun Life Global Investments Inc. includes our asset management businesses, including Sun Life Global Investments (Canada) Inc., and Massachusetts Financial Services Company. There is no non-controlling interest in any of our subsidiaries.

We are required to comply with various regulatory capital and solvency requirements in the jurisdictions in which we operate that may restrict our ability to access or use the assets of the group and to pay dividends. Further details on these restrictions are included in Notes 16 and 22.

The most significant structured entity consolidated by us is the entity that issued the senior financing that is described in more detail in Note 13.D. A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

17.B Joint Ventures and Associates

We have interests in various joint ventures and associates that principally operate in India, Indonesia, China, the Philippines, Vietnam and Malaysia. Our interests in these joint ventures and associates range from 24.99% to 49%. The following table summarizes, in aggregate, the financial information of these joint ventures and associates:

As at December 31,	2013	2012
Carrying amount of interests in joint ventures and associates	$694	$353
Our share of:
Net income (loss)	50	45
Other comprehensive income (loss)	(5)	(5)
Total comprehensive income (loss)	$45	$40

17.C Joint Operations

We invest jointly in investment properties which are co-managed under contractual relationships with the other investors. We share in the revenues and expenses generated by these investment properties in proportion to our investment. The carrying amount of these jointly controlled assets, which is included in Investment properties, is $1,229 as at December 31, 2013 ($1,257 as at December 31, 2012).

17.D Unconsolidated Structured Entities

SLF Inc. and its subsidiaries have interests in various structured entities that are not consolidated by us. We have an interest in a structured entity when we have a contractual or non-contractual involvement that exposes us to variable returns from the performance of the entity. Our interest includes investments held in securities or units issued by these entities and fees earned from management of the assets within these entities.

Information on our interests in unconsolidated structured entities as at December 31, 2013 is as follows:

Type of structured entity	Type of investment held	Statement of financial position line item	Carrying amount	Maximum exposure to loss(1)
Securitization entities – third-party managed	Debt securities	Debt securities	$3,573	$3,573
Securitization entities – company managed	Debt securities	Debt securities	$12	$12
Securitization entities – third-party managed	Short-term securities	Cash, cash equivalents and short-term securities	$792	$792
Investment funds – third-party managed	Investment fund units	Equity securities	$3,426	$3,426
Investment funds – company managed	Investment fund units	Equity securities and Other invested assets	$653	$653

(1)	The maximum exposure to loss is the maximum loss that we could record through comprehensive income as a result of our involvement with these entities.

17.D.i Securitization Entities

Securitization entities are structured entities that are generally financed primarily through the issuance of debt securities that are backed by a pool of assets, such as mortgages or loans.

Third-Party Managed

Our investment in third-party managed securitization entities consist of asset-backed securities, such as commercial mortgage-backed securities, residential mortgage-backed securities, collateralized debt obligations (“CDOs”) and commercial paper. These securities are generally large-issue debt securities designed to transform the cash flows from a specific pool of underlying assets into tranches providing various risk exposures for investment purposes. We do not provide financial or other support with respect to these investments other than our original investment and therefore our maximum exposure to loss on these investments is limited to the

154 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

carrying amount of our investment. We do not have control over these investments since we do not have power to direct the relevant activities of these entities, regardless of the level of our investment.

Company Managed

We provide collateral management services to various securitization entities, primarily CDOs, from which we earn a fee for our services. The financial support provided to these entities is limited to the carrying amount of our investment in these entities. We provide no guarantees or other contingent support to these entities. We have not consolidated these entities since we do not have significant variability from our interests in these entities.

17.D.ii Investment Funds

Investment funds are investment vehicles that consist of a pool of funds collected from several investors for the purpose of investing in securities such as money market instruments, debt securities, equity securities, and other similar assets. Mutual funds in the preceding table include our investments in all investment funds, including exchange-traded funds, some of which are structured entities. For all investment funds, our maximum exposure to loss is equivalent to the carrying amount of our investment in the fund. Investment funds are generally financed through the issuance of fund units.

Third-Party Managed

We hold investments in investment fund units managed by third party asset managers. The fund units are generally large-issue equity securities representing undivided interests in the investment performance of a portfolio of underlying assets managed or tracked to a specific investment mandate for investment purposes. We do not have control over any externally managed investment fund that is a structured entity since we do not have power over the activities of the fund, regardless of the level of our investment in that fund.

Company Managed

We have investments in investment fund units in Company managed investment funds through our asset management subsidiaries. We may have control over Company managed investment funds that are structured entities since we have power over the activities of the fund. We have not consolidated these funds since we do not have significant variability from our interests in these funds. We earn management fees from the management of these investment funds that are commensurate with the services provided and are reported in Fee income. Management fees are generally based on the value of the assets under management. Therefore, the fees earned are impacted by the composition of the assets under management and fluctuations in financial markets. The fee income earned is included in Fund management and other asset based fees in Note 18.

18. Fee Income

Fee income for the years ended December 31 consists of the following:

	2013	2012
Income associated with administration and contract guarantees	$452	$422
Fund management and other asset based fees	2,328	1,806
Commissions	671	542
Service contract fee income	203	193
Other fee income	62	65
Total fee income	$3,716	$3,028

19. Operating Expenses

Operating expenses for the years ended December 31 consist of the following:

	2013	2012
Employee expenses(1)	$2,372	$1,909
Premises and equipment	168	164
Capital asset depreciation (Note 9)	64	62
Service fees	542	493
Amortization of intangibles (Note 10)	59	54
Other expenses	934	825
Total operating expenses	$4,139	$3,507

(1)	See table below for further details.

Employee expenses for the years ended December 31 consist of the following:

	2013	2012
Salaries, bonus, employee benefits	$1,799	$1,579
Share-based payments (Note 20)	542	305
Other personnel costs	31	25
Total employee expenses	$2,372	$1,909

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 155

20. Share-Based Payments

20.A Stock Option Plans

SLF Inc. has granted stock options to certain employees and directors under the Executive Stock Option Plan and the Director Stock Option Plan. These options are granted at the closing price of the common shares on the TSX on the grant date for stock options granted after January 1, 2007, and the closing price of the trading day preceding the grant date for stock options granted before January 1, 2007. The options granted under the stock option plans generally vest over a four-year period under the Executive Stock Option Plan and over a two-year period under the Director Stock Option Plan. All options have a maximum exercise period of 10 years. The maximum numbers of common shares that may be issued under the Executive Stock Option Plan and the Director Stock Option Plan are 29,525,000 shares and 150,000 shares, respectively. Effective April 2, 2003, grants under the Director Stock Option Plan were discontinued.

The activities in the stock option plans for the years ended December 31 are as follows:

	2013		2012
	Number of stock options (thousands)	Weighted average exercise price	Number of stock options (thousands)	Weighted average exercise price
Balance, January 1,	13,216	$31.10	13,195	$32.49
Granted	549	$28.20	2,164	$21.52
Exercised	(3,869)	$24.96	(484)	$19.70
Forfeited	(638)	$39.09	(705)	$34.58
Expired	(32)	$26.56	(954)	$31.47
Balance, December 31,	9,226	$32.99	13,216	$31.10
Exercisable, December 31,	5,912	$36.86	7,955	$34.86

The average share price at the date of exercise of stock options for the year ended December 31, 2013 was $32.98 ($23.88 for 2012).

Compensation expense for stock options was $6 for the year ended December 31, 2013 ($10 for 2012). $5 of this compensation expense is related to the continuing operations ($9 in 2012).

The stock options outstanding as at December 31, 2013 by exercise price, are as follows:

Range of exercise prices	Number of stock options (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$18.00 to $24.00	2,855	7.08	$21.01
$24.01 to $30.00	721	8.66	$27.95
$30.01 to $35.00	2,695	6.50	$30.87
$35.01 to $45.00	667	1.09	$40.62
$45.01 to $53.00	2,288	3.17	$49.79
Total stock options	9,226	5.63	$32.99

The weighted average fair values of the stock options, calculated using the Black-Scholes option-pricing model, granted during the year ended December 31, 2013, was $6.23 ($4.85 for 2012). The Black-Scholes option-pricing model used the following assumptions to determine the fair value of options granted during the years ending December 31:

Weighted average assumptions	2013	2012
Risk-free interest rate	1.5%	1.6%
Expected volatility	34.5%	35.1%
Expected dividend yield	4%	4%
Expected life of the option (in years)	6.3	6.2
Exercise price	$28.20	$21.52

Expected volatility is based on historical volatility of the common shares, implied volatilities from traded options on the common shares and other factors. The expected term of options granted is derived based on historical employee exercise behaviour and employee termination experience. The risk-free rate for periods within the expected term of the option is based on the Canadian government bond yield curve in effect at the time of grant.

156 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

20.B Employee Share Ownership Plan

In Canada, we match eligible employees’ contributions to the Sun Life Financial Employee Stock Plan. Employees may elect to contribute from 1% to 20% of their target annual compensation to the Sun Life Financial Employee Stock Plan. Under this plan the match is provided for employees who have met one year of employment eligibility and is equal to 50% of the employee’s contributions up to 5% of an employee’s annual compensation. The match is further capped by a one thousand five hundred dollar annual maximum. Our contributions vest immediately and are expensed. We recorded an expense of $5 for the year ended December 31, 2013 ($4 for 2012).

20.C Other Share-Based Payment Plans

All other share-based payment plans use notional units that are valued based on the common share price on the TSX. Any fluctuation in the common share price changes the value of the units, which affects our share-based payment compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. We use equity swaps and forwards to hedge our exposure to variations in cash flows due to changes in the common share price for all of these plans.

Details of these plans are as follows:

Senior Executives’ Deferred Share Unit (“DSU”) Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award in the form of DSUs. Each DSU is equivalent in value to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until termination, death or retirement. The value at the time of redemption will be based on the fair value of the common shares immediately before their redemption.

Sun Share Unit (“Sun Shares”) Plan: In December 2010, the Board approved the Sun Share Unit Plan which replaced the Restricted Share Unit (“RSU”) and Performance Share Unit (“PSU”) plans for new awards granted effective in 2011. Under the Sun Share plan, participants are granted units that are equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Participants must hold units for up to 36 months from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. Units may vest or become payable if we meet specified threshold performance targets. The plan provides for an enhanced payout if we achieve superior levels of performance to motivate participants to achieve a higher return for shareholders (enhanced payout is determined through a multiplier that can be as low as zero or as high as two times the number of units that vest). Payments to participants are based on the number of units earned multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.

RSU Plan: As noted previously, the Sun Share plan has replaced the RSU plan for new awards granted effective in 2011. Under the RSU plan, participants were granted units that are equivalent in value to one common share and have a grant price equal to the average closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Plan participants generally hold RSUs for 36 months from the date of grant. RSUs earn dividend equivalents in the form of additional RSUs at the same rate as the dividends on common shares. The redemption value is the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date. All of the RSUs outstanding as at the end of 2012 were vested and redeemed in 2013.

PSU Plan/Incentive Share Unit (“ISU”) Plan: As noted previously, the Sun Share plan has replaced the PSU plan for new awards granted effective in 2011. Grants under the ISU plan will continue. Under these arrangements, participants are granted units that are equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Participants must hold units for 36 months (or 40 months in the case of ISUs) from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. No units will vest or become payable unless we meet our specified threshold performance targets. The plans provide for an enhanced payout if we achieve superior levels of performance to motivate participants to achieve a higher return for shareholders. Payments to participants are based on the number of units vested multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date. All of the PSUs outstanding as at the end of 2012 were vested and redeemed in 2013.

Additional Information for other share-based payment plans: The units outstanding under these plans and the liabilities accrued on the statement of financial position are summarized in the following table:

Number of units (in thousands)	Sun Shares	DSUs	RSUs	PSUs/ISUs	Total
Units outstanding December 31, 2012	4,653	842	1,213	576	7,284
Units outstanding December 31, 2013	6,710	890	–	101	7,701
Liability accrued as at December 31, 2013	$158	$33	$–	$4	$195

Compensation expense and the income tax expense (benefit) for other share-based payment plans for the years ended December 31 are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for Sun Shares, DSUs, RSUs and PSUs due to changes in the fair value of the common shares and the accruals of the Sun Shares, RSU and PSU liabilities over the vesting period, and exclude any adjustment in expenses due to the impact of hedging.

For the years ended December 31,	2013	2012
Compensation expense(1)	$125	$84
Income tax expense (benefit)(2)	$(34)	$(23)

(1)	$120 of the compensation expense in 2013 relates to the continuing operations ($82 in 2012).
(2)	$(33) of the income tax expense (benefit) in 2013 relates to the continuing operations ($(22) in 2012).

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 157

20.D Share-Based Payment Plans of MFS

Share-based payment awards within MFS are based on their own shares. Stock options and restricted shares are settled in shares and restricted stock units are settled in cash. The restricted share awards and stock options vest over a four-year period. The restricted stock units vest over a two-year or four-year period from the grant date and holders are entitled to receive non-forfeitable dividend equivalent payments over the vesting period. Dividends are paid to restricted shareholders and are not forfeited if the award does not ultimately vest.

Although the stock options and restricted shares are settled in shares, all of the awards, including the outstanding shares held by employees, are accounted for as cash-settled share-based payment awards because the parent company has a practice of purchasing the issued shares from employees after a specified holding period. The fair value of options is determined using the Black-Scholes option pricing model, while the fair value of restricted shares, restricted stock units and outstanding shares are estimated using a market consistent share valuation model. The compensation expense recorded each period is impacted by changes in fair value of the awards and shares outstanding as well as the number of new awards granted and the number of issued shares repurchased. The liability accrued related to all MFS related share-based payment plans as at December 31, 2013 was $901. This includes a liability of $833 (US$784) for the stock options, restricted shares and outstanding shares of MFS.

Compensation expense and the income tax expense (benefit) for these awards for the years ended December 31 are shown in the following table:

For the years ended December 31,	2013	2012
Compensation expense	$412	$210
Income tax expense (benefit)	$(82)	$(53)

21. Income Taxes

21.A Deferred Income Taxes

The following represents the deferred tax assets and liabilities in the Consolidated Statements of Financial Position by source of temporary differences:

As at December 31,	2013		2012
	Assets(1)	Liabilities(1)	Assets(1)	Liabilities(1)
Investments	$(764)	$(2)	$(1,153)	$2
Policy liabilities(2)	421	471	858	(1)
Deferred acquisition costs	217	–	220	–
Losses available for carry forward	922	(366)	748	–
Pension and other employee benefits(3)	292	–	353	1
Other	215	19	73	4
Total	$1,303	$122	$1,099	$6
Total net deferred tax asset	$1,181		$1,093

(1)	Our deferred tax assets and deferred tax liabilities are offset when there is legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same taxable entity and the same taxation authority. Negative amounts reported under Assets are deferred tax liabilities included in a net deferred tax asset position; negative amounts under Liabilities are deferred tax assets included in a net deferred tax liability position.
(2)	Consists of Insurance contract liabilities and Investment contract liabilities net of Reinsurance assets.
(3)	Balances for 2012 have been restated. Refer to Note 2.

The movement in net deferred tax assets for the years ended December 31, are as follows:

	Investments	Policy liabilities(1)	Deferred acquisition costs	Losses available for carry forward	Pension & other employee benefits	Other	Total
As at December 31, 2012	$(1,155)	$859	$220	$748	$352	$69	$1,093
Charged to statement of operations	552	(1,049)	(8)	505	10	54	64
Charged to other comprehensive income	(10)	–	–	3	(76)	13	(70)
Charged to equity, other than other comprehensive income	–	–	–	–	–	–	–
Foreign exchange rate movements	(153)	115	17	33	13	34	59
Adjustments on sale of discontinued operation (Note 3)	4	25	(12)	(1)	(7)	26	35
As at December 31, 2013	$(762)	$(50)	$217	$1,288	$292	$196	$1,181

(1)	Consists of Insurance contract liabilities and Investment contract liabilities net of Reinsurance assets.

158 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

	Investments	Policy liabilities(1)	Deferred acquisition costs	Losses available for carry forward	Pension & other employee benefits(2)	Other	Total
As at December 31, 2011	$(792)	$815	$302	$924	$328	$203	$1,780
Charged to statement of operations	(254)	272	(64)	(133)	47	(18)	(150)
Charged to other comprehensive income	(60)	–	–	(8)	–	3	(65)
Charged to equity, other than other comprehensive income	–	–	–	–	(30)	2	(28)
Foreign exchange rate movements	8	(21)	(7)	(8)	(1)	(9)	(38)
Less: Held for sale	(57)	(207)	(11)	(27)	8	(112)	(406)
As at December 31, 2012	$(1,155)	$859	$220	$748	$352	$69	$1,093

(1)	Consists of Insurance contract liabilities and Investment contract liabilities net of Reinsurance assets.
(2)	Balances have been restated. Refer to Note 2.

We have accumulated tax losses, primarily in Canada, the U.S., and the U.K., totaling $4,512 ($3,303 in 2012). The benefit of these tax losses has been recognized to the extent that it is probable that the benefit will be realized. Unused tax losses for which a deferred tax asset has not been recognized amount to $268 as of December 31, 2013 ($496 in 2012) in the Philippines, Indonesia and the U.K. In addition, we have capital losses of $448 in the U.K. for which a deferred tax asset of $90 has not been recognized.

We will realize the benefit of tax losses carried forward in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit our ability to utilize these losses.

Included in the deferred tax asset related to losses available for carry forward are tax benefits that have been recognized on losses incurred in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits we relied on projections of future taxable profits.

The non-capital losses carried forward in Canada expire beginning in 2028. Tax losses carried forward in the U.S. consist of non-capital losses which expire beginning in 2023. The operating and capital losses in the U.K. can be carried forward indefinitely.

We recognize a deferred tax liability on all temporary differences associated with investments in subsidiaries, branches, associates and joint ventures unless we are able to control the timing of the reversal of these differences and it is probable that these differences will not reverse in the foreseeable future. As at December 31, 2013, temporary differences associated with investments in subsidiaries, branches, associates and joint ventures for which a deferred tax liability has not been recognized amount to $3,308 ($3,054 in 2012).

21.B Income Tax Expense

21.B.i.  In our Consolidated Statements of Operations, income tax expense (benefit) for the years ended December 31 has the following components:

	2013	2012
Current income tax expense (benefit):
Current year	$325	$226
Adjustments in respect of prior years, including resolution of tax disputes	22	(44)
Total current income tax expense (benefit)	$347	$182
Deferred income tax expense (benefit):
Origination and reversal of temporary differences	$(39)	$14
Tax expense (benefit) arising from unrecognized tax losses	(25)	(8)
Adjustments in respect of prior years, including resolution of tax disputes	–	22
Total deferred income tax expense (benefit)	$(64)	$28
Total income tax expense (benefit)	$283	$210

21.B.ii  Income tax benefit (expense) recognized directly in equity for the years ended December 31:

	2013	2012
Recognized in other comprehensive income:
Current income tax benefit (expense)	$2	$(4)
Deferred income tax benefit (expense)	(70)	(65)
Total recognized in other comprehensive income	$(68)	$(69)
Recognized in equity, other than other comprehensive income:
Current income tax benefit (expense)	–	29
Deferred income tax benefit (expense)	–	(28)
Total income tax benefit (expense) recorded in equity, including tax benefit (expense) recorded in other comprehensive income	$(68)	$(68)

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 159

21.B.iii  Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

For the years ended December 31,	2013		2012
		%		%
Total net income (loss)	$1,809		$1,501
Add: Income tax expense (benefit)	283		210
Total net income (loss) before income taxes	$2,092		$1,711

Taxes at the combined Canadian federal and provincial statutory income tax rate	$554	26.5	$453	26.5
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(132)	(6.3)	(9)	(0.5)
Tax (benefit) cost of unrecognized tax losses	(25)	(1.2)	(8)	(0.5)
Tax exempt investment income	(164)	(7.8)	(200)	(11.7)
Tax rate and other legislative changes	14	0.7	3	0.2
Adjustments in respect of prior years, including resolution of tax disputes	22	1.1	(22)	(1.3)
Other	14	0.5	(7)	(0.4)
Total tax expense (benefit) and effective income tax rate	$283	13.5	$210	12.3

Our statutory income tax rate in Canada is 26.5% (26.5% in 2012). Statutory tax rates in other jurisdictions in which we conduct business range from 0% to 35% which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. These differences are reported in the line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

In 2013, line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions includes a tax benefit of $79 related to profits arising in lower tax jurisdictions as a result of restructuring of internal reinsurance arrangements during the fourth quarter.

The benefits reported in the line Tax (benefit) cost of unrecognized tax losses in both 2013 and 2012 reflect the recognition of previously unrecognized U.K. tax losses.

Our benefit of lower taxes on investment income of $164 in 2013 is lower than the benefit of $200 reported in 2012 mostly as a result of appreciation of real estate properties classified as investment properties in Canada reported in 2012. The fair value gains over original cost on real estate are considered capital in nature and taxed at lower income tax rates in Canada. As a result of the appreciation of these properties our income tax expense included a tax benefit of $13 in 2013 ($44 in 2012).

In July 2013, the U.K. government enacted corporate income tax rate reductions from 23% in 2013 to 21% effective April 1, 2014 and 20% effective April 1, 2015. In 2012, the U.K. government enacted legislation reducing the statutory corporate income tax rate to 24% effective April 1, 2012 and 23% effective April 1, 2013. In addition, in 2012 a new tax regime for life companies, effective January 1, 2013, was enacted in the United Kingdom. The net impact of these enactments is reflected in the line Tax rate and other legislative changes.

In 2013, the line Adjustments in respect of prior years includes tax provision adjustments in SLF U.S. and U.K. business. In 2012, this line reflected successful resolution of tax audits in Canada.

The line Other in 2013 includes a provision of $21 with respect to withholding taxes on distributions from foreign subsidiaries.

22. Capital Management

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles.

The Board of Directors of SLF Inc. is responsible for the annual review and approval of the Company’s capital plan and SLF Inc.‘s capital risk policy. Management oversight of our capital programs and position is provided by the Company’s Executive Risk Committee, the membership of which includes senior management from the finance, actuarial and risk management functions.

We engage in a capital planning process annually in which capital deployment options, fundraising and dividend recommendations are presented to the Risk Review Committee of the Board of Directors. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Review Committee on a quarterly basis. The Board of Directors is responsible for the approval of the dividend recommendations.

The capital risk policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities, to support the risks associated with our businesses and to optimize return to our shareholders. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow us and our subsidiaries to support ongoing operations and to take advantage of opportunities for expansion.

160 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

OSFI has established Guideline A-2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, which sets out the framework within which OSFI will assess whether regulated non-operating life companies, and insurance holding companies (collectively, “Insurance Holding Companies”) are maintaining adequate capital. Under this guideline SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environments. OSFI may intervene and assume control of an insurance holding company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks. SLF Inc. exceeded levels that would require regulatory or corrective action as at December 31, 2013 and December 31, 2012.

The Company’s regulated subsidiaries must comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. In all jurisdictions, the payment of dividends from our subsidiaries is subject to maintaining capital levels exceeding regulatory targets as well as receiving regulatory approval. We maintained capital levels above minimum local requirements as at December 31, 2013 and December 31, 2012.

Our principal operating life insurance subsidiary in Canada, Sun Life Assurance, is subject to the MCCSR capital rules. We expect to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. With an MCCSR ratio of 219% as at December 31, 2013, Sun Life Assurance’s capital ratio is well above OSFI’s supervisory target ratio of 150% and regulatory minimum ratio of 120%. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at December 31, 2013 and December 31, 2012. We sold an insurance subsidiary in the United States, Sun Life (U.S.), to Delaware Life Holdings LLC effective August 1, 2013. In the U.S. we use captive reinsurance arrangements to provide efficient financing of U.S. statutory reserve requirements in excess of those required under IFRS. Under one such arrangement, the funding of these reserve requirements is supported by a guarantee from SLF Inc.

As of January 1, 2013, Sun Life Assurance elected the phase-in of the impact on available capital of adopting the revisions to IAS 19 Employee Benefits, relating to cumulative changes in liabilities for defined benefit plans, as per OFSI’s 2013 MCCSR Guideline. Sun Life Assurance is phasing in a reduction of approximately $155 to its available capital on a straight-line basis over eight quarters, ending in the fourth quarter of 2014. Any quarterly changes in the liabilities for defined benefit plans impacting available capital for Sun Life Assurance will be phased in over twelve quarters.

The 2013 MCCSR Guideline reduced the lapse risk capital requirement, effective January 1, 2013. The reduced requirement was immediately implemented with no transition. This regulatory rule change increased the MCCSR ratio for Sun Life Assurance by three percentage points.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital. For regulatory reporting purposes, there are further adjustments including goodwill, non-life investments, and others as prescribed by OSFI to the total capital figure presented in the table below.

As at December 31,	2013	2012
Equity:
Participating policyholders’ equity	$127	128
Preferred shareholders’ equity	2,503	2,503
Common shareholders’ equity(1)	14,724	13,915
Total equity included in capital	17,354	16,546
Less: Unrealized gains (losses) on available-for-sale debt securities and cash flow hedges	181	528
Equity after adjustments	17,173	16,018
Other capital securities:
Subordinated debt	2,403	2,740
Innovative capital instruments(2)	696	696
Total capital	$20,272	$19,454

(1)	2012 balances have been restated. Refer to Note 2.
(2)	Innovative capital instruments are SLEECS issued by the SL Capital Trusts (Note 14). The SL Capital Trusts are not consolidated by us.

The significant changes in capital are included in the notes on Senior Debentures, Subordinated Debt and Share Capital.

23. Segregated Funds

We have segregated fund products, including variable annuities and unit-linked products, within Canada, the U.S., the U.K. and Asia. Under these contracts, the benefit amount is contractually linked to the fair value of the investments in the particular segregated fund. Policyholders can select from a variety of categories of segregated fund investments. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the funds’ investment performance. Therefore, net realized gains and losses, other net investment income earned and expenses incurred on the segregated funds are attributable to policyholders and not to us. However, certain contracts include guarantees from us. We are exposed to equity market risk and interest rate risk as a result of these guarantees. Further details on these guarantees and our risk management activities related to these guarantees are included in the Risk Management section of the MD&A.

We derive fee income from segregated funds. Market value movements in the investments held for segregated fund holders impact the management fees earned on these funds.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 161

The segregated fund types offered, by percentage of total investments for account of segregated fund holders, from our continuing operations only, have been in the following ranges at January 1, 2013 and December 31, 2013:

Type of fund	%
Money market	5-10
Fixed income	10-15
Balanced	35-40
Equity	40-45

Money market funds include investments that have a term to maturity of less than one year. Fixed income funds are funds that invest primarily in investment grade fixed income securities and where less than 25% can be invested in diversified equities or high-yield bonds. Balanced funds are a combination of fixed income securities with a larger equity component. The fixed income component is greater than 25% of the portfolio. Equity consists primarily of broad-based diversified funds that invest in a well-diversified mix of Canadian, U.S. or global equities. Other funds in this category include low volatility funds, intermediate volatility funds and high volatility funds.

23.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at December 31,	2013	2012
Segregated and mutual fund units	$61,967	$53,363	(1)
Equity securities	10,063	8,060	(1)
Debt securities	3,219	2,797
Cash, cash equivalents and short-term securities	711	558
Investment properties	313	276
Mortgages	16	18
Other assets	107	100
Total assets	$76,396	$65,172
Less: Liabilities arising from investing activities	$255	$185
Total investments for account of segregated fund holders	$76,141	$64,987

(1)	Certain security classifications have been reclassified to be consistent with the 2013 classification of these securities.

23.B Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the years ended December 31,	2013	2012	2013	2012
Balance as at January 1	$59,025	$82,650	$5,962	$5,533
Additions to segregated funds:
Deposits	8,334	7,163	136	164
Net transfers (to) from general funds	(19)	189	–	–
Net realized and unrealized gains (losses)	6,821	5,134	852	574
Other investment income	2,251	2,366	173	174
Total additions	$17,387	$14,852	$1,161	$912
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	7,127	8,697	521	493
Management fees	694	1,130	73	62
Taxes and other expenses	125	266	16	12
Foreign exchange rate movements	(622)	716	(540)	(84)
Total deductions	$7,324	$10,809	$70	$483
Net additions (deductions)	$10,063	$4,043	$1,091	$429
Less: Held for sale (Note 3)	$–	$27,668	$–	$–
Balance as at December 31	$69,088	$59,025	$7,053	$5,962

162 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

24. Commitments, Guarantees and Contingencies

24.A Lease Commitments

We lease offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases total $401. The future rental payments by year of payment are included in Note 6.

24.B Contractual Commitments

In the normal course of business, various contractual commitments are outstanding, which are not reflected in our Consolidated Financial Statements. In addition to loan commitments for debt securities and mortgages included in Note 6.A.i, we have equity, investment property, and property and equipment commitments. As at December 31, 2013, we had a total of $1,221 of contractual commitments outstanding. The expected maturities of these commitments are included in Note 6.

24.C Letters of Credit

We issue commercial letters of credit in the normal course of business. As at December 31, 2013, we had credit facilities of $733 available for the issuance of Letters of Credit ($1,688 as at December 31, 2012), from which a total of $170 in letters of credit were outstanding ($640 as at December 31, 2012) of which none relate to internal reinsurance arrangements ($377 as at December 31, 2012).

24.D Indemnities and Guarantees

In the normal course of our business, we have entered into agreements that include indemnities in favour of third parties, such as confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements, the sale of equity interests and service agreements. These agreements may require us to compensate the counterparties for damages, losses or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. We have also agreed to indemnify our directors and certain of our officers and employees in accordance with our by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on our liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, we cannot estimate our potential liability under these indemnities. We believe that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, we have not made any significant payment under such indemnification provisions. In certain cases, we have recourse against third parties with respect to the aforesaid indemnities, and we also maintain insurance policies that may provide coverage against certain of these claims.

In the normal course of our business, we have entered into purchase and sale agreements that include indemnities in favour of third parties. These agreements may require us to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation. As at December 31, 2013, we are not aware of any breach in representation. As such, it is unlikely that any payment would be required under these indemnities as a result of a breach in representation.

Guarantees made by us that can be quantified are included in Note 6.A.i.

24.E Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee of the following subordinated debentures issued by Sun Life Assurance: the $150 of 6.30% subordinated debentures due 2028, and the $800 of 6.15% subordinated debentures due 2022. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the years ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
December 31, 2013
Revenue	$325	$7,690	$6,414	$(555)	$13,874
Shareholders’ net income (loss) from continuing operations	$1,085	$1,272	$474	$(1,017)	$1,814
Shareholders’ net income (loss) from discontinued operation	$–	$–	$(713)	$(41)	$(754)

December 31, 2012
Revenue	$482	$15,497	$2,851	$(1,271)	$17,559
Shareholders’ net income (loss) from continuing operations	$1,672	$1,351	$(52)	$(1,477)	$1,494
Shareholders’ net income (loss) from discontinued operation	$–	$–	$180	$–	$180

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 163

Assets as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
December 31, 2013
Invested assets	$20,187	$101,221	$6,163	$(17,928)	$109,643
Total other general fund assets	7,018	14,609	17,773	(25,653)	13,747
Investments for account of segregated fund holders	–	76,096	45	–	76,141
Insurance contract liabilities	–	89,128	3,921	(4,146)	88,903
Investment contract liabilities	–	2,602	–	–	2,602
Total other general fund liabilities	$9,964	$11,204	$17,382	$(24,019)	$14,531

December 31, 2012
Invested assets(1)	$18,658	$99,454	$5,725	$(18,167)	$105,670
Total other general fund assets(1)	8,239	13,455	33,081	(27,274)	27,501
Investments for account of segregated fund holders	–	65,177	27,478	–	92,655
Insurance contract liabilities	–	89,160	682	(2,567)	87,275
Investment contract liabilities	–	2,303	–	–	2,303
Total other general fund liabilities(1)	$10,287	$9,799	$34,449	$(27,488)	$27,047

(1)	Balances have been restated. Refer to Note 2.

24.F Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the U.S., the U.K. and Asia, including federal, provincial and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

25. Related Party Transactions

SLF Inc. and its subsidiaries and joint ventures and associates transact business worldwide. All transactions between SLF Inc. and its subsidiaries have been eliminated on consolidation. Joint ventures and associates, which are also related parties, are disclosed in Note 17. Transactions between the Company and related parties are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

25.A Transactions with Key Management Personnel, Remuneration and Other Compensation

Key management personnel refers to the executive team and Board of Directors of SLF Inc. These individuals have the authority and responsibility for planning, directing and controlling the activities of the Company. The aggregate compensation to the executive team and directors are as follows:

For the years ended December 31,	2013		2012
	Executive team	Directors	Executive team	Directors
Number of individuals	11	14	12	14
Base salary and annual incentive compensation	$16	$–	$14	$–
Additional short-term benefits and other	$1	$1	$1	$1
Share-based long-term incentive compensation	$15	$1	$18	$1
Value of pension and post-retirement benefits	$2	$–	$2	$–
Severance	$–	$–	$2	$–

25.B Indebtedness of Directors, Executive Officers and Employees

The following sets out the aggregate indebtedness outstanding to the Company incurred by all its executive officers, directors and employees, and former executive officers, directors and employees.

As at December 31,	2013	2012
Indebtedness	$4	$3

25.C Other Related Party Transactions

We provide investment management services for our pension plans. The services are provided on substantially the same terms as for comparable transactions with third parties.

164 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

26. Pension Plans and Other Post-Retirement Benefits

We sponsor non-contributory defined benefit pension plans for eligible qualifying employees. The significant defined benefit plans are located in Canada, the U.S. and the U.K. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, we maintain supplementary non-contributory pension arrangements for eligible employees, primarily for benefits which do not qualify for funding under the various registered pension plans. On January 1, 2009, the Canadian defined benefit plan was closed to new employees. Canadian employees hired before January 1, 2009 continue to participate in the previous plan, which includes both defined benefit and defined contribution components, while new hires since then are eligible to join a defined contribution plan. As a result, all of our significant defined benefit plans worldwide are closed to new hires, with new hires participating in defined contribution plans (one small defined benefit plan in the Philippines remains open to new hires).

Our funding policy for defined benefit pension plans is to make at least the minimum annual contributions required by regulations in the countries in which the plans are offered. Our U.K. pension scheme is governed by pension trustees. In other countries in which we operate, the pension arrangements are governed by local pension committees. Significant plan changes require the approval of the Board of Directors of the appropriate subsidiary of SLF Inc.

We also established defined contribution pension plans for eligible qualifying employees. Our contributions to these defined contribution pension plans are subject to certain vesting requirements. Generally, our contributions are a set percentage of employees’ annual income and matched against employee contributions.

In addition to our pension plans, in Canada and the U.S., we provide certain post-retirement health care and life insurance benefits to eligible qualifying employees and to their dependants upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. In Canada, post-retirement health care and life insurance benefits are provided for eligible employees who retired before December 31, 2012; eligible employees who retire between January 1, 2012 and December 31, 2015 will receive an annual health care spending account allocation and life insurance, and will have access to voluntary retiree-paid health care coverage; eligible employees who retire after December 31, 2015 will have access to voluntary retiree-paid health care coverage. These post-retirement benefits are not pre-funded.

26.A Risks Associated with Employee Defined Benefit Plans

With the closure of the Canadian defined benefit plan to new entrants effective January 1, 2009, the volatility associated with future service accruals for active members has been limited and will decline over time. There are no active members remaining in the U.K. defined benefit plan, and the U.S. defined benefit plan has fewer than 50 grandfathered active members accruing future service benefits.

The major risks remaining for past service obligations are increase in liabilities due to a decline in discount rates, adverse asset returns and greater life expectancy than assumed.

We have implemented a plan to de-risk our defined benefit pension plans enterprise-wide by systematically shifting the pension asset mix towards liability matching investments over the next few years. The target for our significant plans is to have at least 90% of plan assets in liability matching investments to minimize volatility in funded status.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 165

26.B Defined Benefit Pension and Other Post-Retirement Benefit Plans

The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans:

	2013			2012(1)
	Pension	Other post- retirement	Total	Pension	Other post- retirement	Total
Change in defined benefit obligations:
Benefit obligation, January 1	$2,687	$279	$2,966	$2,611	$276	$2,887
Current service cost	36	5	41	35	5	40
Interest cost	114	12	126	118	9	127
Actuarial losses (gains)	(119)	(25)	(144)	85	2	87
Benefits paid	(128)	(12)	(140)	(147)	(11)	(158)
Curtailment losses (gains)	–	(3)	(3)	(15)	–	(15)
Plan amendments	(2)	–	(2)	–	–	–
Termination benefits	1	2	3	–	–	–
Foreign exchange rate movement	83	4	87	–	(2)	(2)
Defined benefit obligation, December 31	$2,672	$262	$2,934	$2,687	$279	$2,966
Change in plan assets:
Fair value of plan assets, January 1	$2,283	$–	$2,283	$2,152	$–	$2,152
Administrative expense	(1)	–	(1)	(2)	–	(2)
Interest income on plan assets	97		97	107	–	107
Return on plan assets (excluding amounts included in net interest expense)	75	–	75	89	–	89
Employer contributions	175	12	187	80	11	91
Benefits paid	(128)	(12)	(140)	(147)	(11)	(158)
Foreign exchange rate movement	82	–	82	4	–	4
Fair value of plan assets, December 31	$2,583	$–	$2,583	$2,283	$–	$2,283
Amounts recognized on Statement of Financial Position:
Fair value of plan assets	$2,583	$–	$2,583	$2,283	$–	$2,283
Defined benefit (obligation)	(2,672)	(262)	(2,934)	(2,687)	(279)	(2,966)
Net recognized (liability) asset, December 31	$(89)	$(262)	$(351)	$(404)	$(279)	$(683)
Components of net benefit expense recognized:
Current service cost	$36	$5	$41	$35	$5	$40
Administrative expense	1	–	1	2	–	2
Net interest (income)	17	12	29	11	9	20
Curtailment losses (gain)	–	(3)	(3)	(15)	–	(15)
Plan amendments	(2)	–	(2)	–	–	–
Termination benefits	1	2	3	–	–	–
Other long-term employee benefit losses (gain)	–	(1)	(1)	–	(1)	(1)
Net benefit expense	$53	$15	$68	$33	$13	$46
Remeasurement of net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	$75	$–	$75	$89	$–	$89
Actuarial gains (losses) arising from changes in demographic assumptions	(107)	(10)	(117)	23	–	23
Actuarial gains (losses) arising from changes in financial assumptions	236	35	271	(98)	(6)	(104)
Actuarial gains (losses) arising from experience adjustments	(10)	–	(10)	(10)	4	(6)
Foreign exchange rate movement	1	(4)	(3)	(4)	2	(2)
Components of defined benefit costs recognized in other comprehensive income	$195	$21	$216	$–	$–	$–

(1)	Balances have been restated. Refer to Note 2.

166 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

26.C Principal Assumptions for Significant Plans

	2013			2012
	Canada %	U.K. %	U.S. %	Canada %	U.K. %	U.S. %
To determine benefit obligation at end of year:
Discount rate for pension plans	4.90	4.40	5.10	4.20	4.40	4.20
Discount rate for other post-employment benefits	4.50-4.90	n/a	5.10	3.50-4.20	n/a	4.20
Rate of compensation increase	3.00	n/a	3.50	3.00	n/a	3.50
Pension increases	0.00-0.25	3.60	n/a	0.00-0.25	3.40	n/a
Deferred pension increases	0.00-0.20	2.60	n/a	0.00-0.20	2.70	n/a
Initial health care trend rate	5.50	n/a	8.50	7.50	n/a	8.50
Ultimate health care trend rate	4.50	n/a	5.00	4.50	n/a	5.00
Year ultimate health care trend rate reached	2030	n/a	2020	2030	n/a	2020
Average duration of pension obligation	16.1	19.9	14.7	16.0	20.1	16.7

Discount Rate, Return on Plan Assets and Rate of Compensation Increase

The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country.

The discount rate assumption used in each country is based on the market yields, as of December 31, of corporate AA bonds that match the expected timing of benefit payments. The expected return on assets assumption for pension cost purposes is the weighted average of expected long-term asset return assumptions by asset class, and is selected from a range of possible future asset returns. Heath care cost calculations are based on long-term trend assumptions which may differ from actual results.

26.D Sensitivity of Key Assumptions

The following table provides the potential impact of changes in key assumptions of the benefit obligations, plan assets and expense for pension and post-retirement benefits as at December 31, 2013. These sensitivities are hypothetical and should be used with caution. The impact of changes in each key assumption may result in greater than proportional changes in sensitivities.

	Pension				Other post-retirement
	Obligation	Assets	Deficit	Expense	Obligation	Expense
Interest/discount rate sensitivity:(1)
1% decrease	$449	$278	$171	$13	$33	$–
1% increase	$(374)	$(230)	$(144)	$(14)	$(28)	$–
Rate of compensation increase assumption:
1% decrease	$(50)	n/a	$(50)	$(5)	n/a	n/a
1% increase	$52	n/a	$52	$5	n/a	n/a
Health care trend rate assumption:
1% decrease	n/a	n/a	n/a	n/a	$(16)	$(1)
1% increase	n/a	n/a	n/a	n/a	$19	$1
Equity market shock:(2)
10% decrease	n/a	$(66)	$66	$3	n/a	n/a
10% increase	n/a	$66	$(66)	$(3)	n/a	n/a

(1)	Represents a parallel shift in interest rates across the entire yield curve, resulting in a change in the discount rate assumption.
(2)	Represents a one-time shock to all equity values.

26.E Fair Value of Plan Assets

Composition of fair value of plan assets, December 31:

	2013	2012
Equity investments	26%	41%
Fixed income investments	70%	51%
Real estate investments	4%	4%
Other	–%	4%
Total composition of fair value of plan assets	100%	100%

The fair value of our equity investments and less than 2% of our fixed income investments are determined based on valuation techniques consistent with Level 1 of the fair value hierarchy for 2013 and 2012.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 167

Target allocation of plan assets, December 31:

	2013	2012
Equity investments	26%	44%
Fixed income investments	70%	48%
Real estate investments	4%	4%
Other	–%	4%
Total	100%	100%

The assets of the defined benefit pension plans are primarily held in trust for plan members, and are managed within the provisions of the plans’ investment policies and procedures. Diversification of the investments is used to minimize credit, market and foreign currency risks. Due to the long-term nature of the pension obligations and related cash flows, asset mix decisions are based on long-term market outlooks within the specified policy ranges. The long-term investment objectives of the defined benefit pension plans are to exceed the real rate of investment return assumed in the actuarial valuation of plan liabilities. Over shorter periods, the objective of the defined benefit pension plans is to exceed the market benchmarks of a well-diversified portfolio. Liquidity is managed with consideration to the cash flow requirements of the liabilities.

26.F Future Cash Flows

The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans:

	Pension	Post-retirement	Total
Expected contributions for the next 12 months	$79	$14	$93

Expected Future Benefit Payments

	2014	2015	2016	2017	2018	2019 to 2023
Pension	$122	$122	$127	$131	$132	$745
Post-retirement	14	15	15	16	16	83
Total	$136	$137	$142	$147	$148	$828

26.G Defined Contribution Plans

We expensed $59 in 2013 ($54 for 2012) with respect to defined contribution plans.

168 Sun Life Financial Inc. Annual Report 2013	Notes to Consolidated Financial Statements

27. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

For the years ended December 31,	2013	2012
Basic EPS:
Common shareholders’ net income (loss) from continuing operations	$1,696	$1,374
Common shareholders’ net income (loss) from discontinued operation	$(754)	$180
Weighted average number of common shares outstanding (in millions)	604	593
Basic EPS:
Continuing operations	$2.81	$2.32
Discontinued operation	$(1.25)	$0.30
Total	$1.56	$2.62
Diluted EPS:
Common shareholders’ net income (loss) from continuing operations	$1,696	$1,374
Add: increase in income due to convertible instruments(1)	10	10
Common shareholders’ net income (loss) from continuing operations on a diluted basis	$1,706	$1,384
Common shareholders’ net income (loss) from discontinued operation	$(754)	$180
Weighted average number of common shares outstanding (in millions)	604	593
Add: dilutive impact of stock options(2) (in millions)	2	–
Add: dilutive impact of convertible instruments(1) (in millions)	8	11
Weighted average number of common shares outstanding on a diluted basis (in millions)	614	604
Diluted EPS:
Continuing operations	$2.78	$2.29
Discontinued operation	$(1.23)	$0.30
Total	$1.55	$2.59

(1)	The convertible instruments are the SLEECS B issued by SLCT I.
(2)	The number of stock options that have not been included in the weighted average number of common shares used in the calculation of diluted EPS because these stock options were anti-dilutive amounted to 5 million for the year ended December 31, 2013 (11 million for the year ended December 31, 2012).

28. Subsequent Event

On February 12, 2014, SLF Inc. announced its intention to redeem all of the outstanding $500 principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019 (the “Debentures”). The Debentures are redeemable at SLF Inc.’s option on March 31, 2014 (the “Redemption Date”) at a redemption price per Debenture equal to the principal amount together with accrued and unpaid interest to the Redemption Date.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2013 169

Appointed Actuary’s Report

THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.

I have valued the policy liabilities and reinsurance recoverables of Sun Life Financial Inc. and its subsidiaries for its Consolidated Statements of Financial Position at December 31, 2013 and December 31, 2012 and their change in the Consolidated Statements of Operations for the year ended December 31, 2013 in accordance with accepted actuarial practice in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities net of reinsurance recoverables makes appropriate provision for all policy obligations and the Consolidated Financial Statements fairly present the results of the valuation.

Larry Madge

Fellow, Canadian Institute of Actuaries

Toronto, Canada

February 12, 2014

170 Sun Life Financial Inc. Annual Report 2013	Appointed Actuary’s Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sun Life Financial Inc.

We have audited the accompanying consolidated financial statements of Sun Life Financial Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Financial Inc. and subsidiaries as at December 31, 2013 and December 31, 2012, and their financial performance and their cash flows for each of the years in the two-year period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

February 12, 2014

Report of Independent Registered Public Accounting Firm	Sun Life Financial Inc. Annual Report 2013 171

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sun Life Financial Inc.

We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 12, 2014 expressed an unqualified opinion on those financial statements.

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

February 12, 2014

172 Sun Life Financial Inc. Annual Report 2013	Report of Independent Registered Public Accounting Firm

Sources of Earnings

The following is provided in accordance with the OSFI guideline requiring Sources of Earnings (SOE) disclosure. SOE is a non-IFRS (International Financial Reporting Standard) financial measure. There is no standard SOE methodology. The calculation of SOE is dependent on, and sensitive to, the methodology, estimates and assumptions used.

SOE identifies various sources of IFRS net income. It provides an analysis of the difference between actual net income and expected net income based on business in-force and assumptions made at the beginning of the reporting period. The terminology used in the discussion of sources of earnings is described below:

Expected profit on in-force business

The portion of the consolidated pre-tax net income on business in-force at the start of the reporting period that was expected to be realized based on the achievement of the best-estimate assumptions made at the beginning of the reporting period. Expected profit for asset management companies is set equal to their pre-tax net income.

Impact of new business

The point-of-sale impact on pre-tax net income of writing new business during the reporting period. Issuing new business may produce a loss at the point-of sale, primarily because valuation assumptions are conservative relative to pricing assumptions and actual acquisition expenses may exceed those assumed in pricing. New business losses are often produced by sales of individual life insurance, where valuation margins and acquisition expenses are relatively high.

Experience gains and losses

Pre-tax gains and losses that are due to differences between the actual experience during the reporting period and the best-estimate assumptions at the start of the reporting period.

Management actions and changes in assumptions

Impact on pre-tax net income resulting from changes in actuarial methods and assumptions or other management actions.

Sources of Earnings	Sun Life Financial Inc. Annual Report 2013 173

For the Year Ended December 31, 2013 (in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total
Expected Profit on In-Force Business	738	419	843	196	(131)	2,065
Impact of New Business	98	(106)	0	(87)	14	(81)
Experience Gains and Losses	100	(31)	0	(2)	(3)	64
Management Actions and Changes in Assumptions	(89)	278	0	7	(94)	102
Earnings on Operations (pre-tax)	847	560	843	114	(214)	2,150
Earnings on Surplus	114	87	0	76	10	287
Earnings before Income Taxes	961	647	843	190	(204)	2,437
Income Taxes	(143)	(8)	(318)	(33)	165	(337)
Earnings before Non-controlling Interests, Par Income and Preferred Share Dividends	818	639	525	157	(39)	2,100
Less:
Non-controlling Interests	–	–	44	–		44
Par Policyholders’ Income (Loss)	(7)	2		–		(5)
Preferred Share Dividends	–	–		–	118	118
Common Shareholders’ Net Income (Loss) – Operating Basis – Continuing only	825	637	481	157	(157)	1,943
Plus: Income from Discontinued Operations		198			2	200
Common Shareholders’ Net Income (Loss) – Operating Basis	825	835	481	157	(155)	2,143
Plus:
Fair value adjustments on share based payment awards in MFS			(229)			(229)
Hedges in Canada that do not qualify for hedge accounting	38	–		–	–	38
Other (including sale of US annuity block and restructuring))	16	(992)		(7)	(27)	(1,010)
Common Shareholders’ Net Income (Loss) – Reported Basis	879	(157)	252	150	(182)	942

For the Year Ended December 31, 2012 (in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total
Expected Profit on In-Force Business	738	379	531	168	(94)	1,722
Impact of New Business	(4)	(139)		(73)	29	(187)
Experience Gains and Losses	(116)	(41)		(22)	(67)	(246)
Management Actions and Changes in Assumptions	93	137		29	55	314
Earnings on Operations (pre-tax)	711	336	531	102	(77)	1,603
Earnings on Surplus	138	76		63	(10)	267
Earnings before Income Taxes	849	412	531	165	(87)	1,870
Income Taxes	(50)	(87)	(205)	(36)	138	(240)
Earnings before Non-controlling Interests, Par Income and Preferred Share Dividends	799	325	326	129	51	1,630
Less:
Non-controlling Interests	–	–	24	–		24
Par Policyholders’ Income (Loss)	4	3		–		7
Preferred Share Dividends	–	–		–	120	120
Common Shareholders’ Net Income (Loss) – Operating Basis – Continuing only	795	322	302	129	(69)	1,479
Plus: Income from Discontinued Operations		193			7	200
Common Shareholders’ Net Income (Loss) – Operating Basis	795	515	302	129	(62)	1,679
Plus:
Fair value adjustments on share based payment awards in MFS			(94)			(94)
Hedges in Canada that do not qualify for hedge accounting	(7)	–		–	–	(7)
Other		(20)		–	(4)	(24)
Common Shareholders’ Net Income (Loss) – Reported Basis	788	495	208	129	(66)	1,554

174 Sun Life Financial Inc. Annual Report 2013	Sources of Earnings

ANALYSIS OF RESULTS

For the year ended December 31, 2013, the pre-tax expected profit on in-force business of $2,065 million was $343 million higher than 2012. The increase in expected profits was primarily driven by higher net income from MFS as a result of higher average net assets. Currency impacts from a weakening Canadian dollar and business growth in the Philippines and SLF U.S.’s international business also contributed to the increase.

New business in 2013 led to pre-tax loss of $81 million compared to a loss of $187 million a year ago. The gain is mainly due to improved sales and favourable pricing impacts in SLF Canada’s wealth, individual life and health businesses, and strong sales and a favourable valuation methodology change in SLF U.S.’s International insurance business. These were partially offset by unfavourable impacts from higher expenses attributable to higher sales in the Philippines and lower pension vesting gains in the SLF U.K.

The 2013 experience gain of $64 million pre-tax was primarily due to the favourable impacts from net interest rates, equity markets, investing activity and net credit, offset partially by unfavourable impacts from lapse and policyholder behaviour experience and expenses.

The 2012 experience loss of $246 million pre-tax reflected unfavourable impacts from net interest rates, lapse and policyholder experience and expenses, offset partially by favourable impacts from equity markets, investing activity and net credit.

In 2013, assumption changes and management actions led to a pre-tax gain of $102 million due primarily to the favourable impact of restructuring an internal reinsurance arrangement net of adjustment to policy termination and premium persistency rates across SLF Canada, SLF U.S. and SLF U.K.

In 2012, assumption changes and management actions led to a pre-tax gain of $314 million due primarily to the favourable impact of insurance contract liability modelling enhancements and management actions in SLF Canada and SLF U.S.

Net pre-tax earnings on surplus was $287 million in 2013, $20 million higher than a year ago. The increase is due primarily to lower interest payments on external debt, higher investment income on surplus assets, partially offset by lower gains on available-for-sale surplus assets.

Sources of Earnings	Sun Life Financial Inc. Annual Report 2013 175

Board of Directors and Executive Team

Board of Directors

All directors of Sun Life Financial Inc. are also directors of Sun Life Assurance Company of Canada. The Board has determined that all directors other than Dean A. Connor are independent directors.

James H. Sutcliffe, FIA(4)

Chairman,

Sun Life Financial Inc.

William D. Anderson, FCPA, FCA(1)(4)

Corporate Director

Richard H. Booth, CPA, CLU, ChFC(1)(2)

Senior Advisor,

Century Capital Management, LLC

John H. Clappison, FCPA, FCA(1)(4)

Corporate Director

Dean A. Connor

President & Chief Executive Officer,
Sun Life Financial Inc.

David A. Ganong, CM(1)(2)

President & Chief Executive Officer,

Ganong Bros. Limited

Martin J. G. Glynn(1)(2)

Corporate Director

M. Marianne Harris(1)(2)

Corporate Director

Krystyna T. Hoeg, CPA, CA(3)(4)

Corporate Director

Idalene F. Kesner(2)(3)

Dean and Frank P. Popoff Chair of
Strategic Management, Kelley School
of Business, Indiana University

Réal Raymond, FICB(3)(4)

Corporate Director

Hugh D. Segal, CM(2)(3)

Senator, Parliament of Canada

Barbara G. Stymiest, FCPA, FCA(3)(4)

Corporate Director

(1)	Member of Audit & Conduct Review Committee
(2)	Member of Governance, Nomination & Investment Committee
(3)	Member of Management Resources Committee
(4)	Member of Risk Review Committee

Additional information on the directors and a report on the Board’s corporate governance processes and practices are available in the 2014 Management Information Circular, on sunlife.com and on www.sedar.com.

Executive Team

Dean A. Connor

President & Chief Executive Officer

Claude A. Accum

Executive Vice-President & Chief
Risk Officer

Carolyn D. Blair

Executive Vice-President,

Human Resources

Thomas A. Bogart

Executive Vice-President, Corporate

Development & General Counsel

Mary De Paoli

Executive Vice-President,

Public & Corporate Affairs and
Chief Marketing Officer

Kevin P. Dougherty

President, SLF Canada and

President, Sun Life Global Investments Inc.

Colm J. Freyne

Executive Vice-President &

Chief Financial Officer

Stephen C. Peacher

President, Sun Life Investment Management
and Chief Investment Officer, Sun Life
Financial

Mark S. Saunders

Executive Vice-President &

Chief Information Officer

Kevin D. Strain

President, SLF Asia

Westley V. Thompson

President, SLF U.S.

Daniel R. Fishbein

President, SLF U.S. (incoming)

176 Sun Life Financial Inc. Annual Report 2013	Board of Directors and Executive Team

Subsidiary and Affiliate Companies of Sun Life Financial Inc.

As at December 31, 2013

Company	Jurisdiction of Formation	Book Value of Shares Owned*	Per cent of Voting Shares Owned by SLF
Sun Life Assurance Company of Canada	Canada	15,475	100%
Amaulico Fund Ltd.	Canada		100%
Amaulico Ltd.	Canada		100%
Annemasse Boisbriand Holdings L.P.	Manitoba, Canada		100%
BestServe Financial Limited	Hong Kong		100%
Country Lane Enterprises Ltd.	British Columbia, Canada		100%
PT. Sun Life Financial Indonesia	Indonesia	33	100%
PT. Sun Life Indonesia Services	Indonesia		100%
PT. CIMB Sun Life	Indonesia		49.28%
PVI Sun Life Insurance Company Limited	Vietnam		49%
SL Investment US-RE Holdings 2009-1, Inc.	Delaware, USA		100%
SLF of Canada UK Limited	England and Wales		100%
SLFC Holdings (UK) Limited	England and Wales		100%
Laurtrust Limited	England and Wales		100%
SLFC Assurance (UK) Limited	England and Wales	1,133	100%
Sun Life Assurance Company of Canada (U.K.) Limited	England and Wales	954	100%
Barnwood Properties Limited	England and Wales		100%
SLFC Services Company (UK) Limited	England and Wales		100%
Sun Life of Canada UK Holdings Limited	England and Wales		100%
Sun 211 Commerce, LLC	Delaware, USA		100%
Sun 521 Morehead, LLC	Delaware, USA		100%
Sun Broad Street Inline Shops Member, LLC	Delaware, USA		100%
Sun Broad Street Inline Shops, LLC	Delaware, USA		100%
Sun Broad Street Outparcel Shops, LLC	Delaware, USA		100%
Sun Greenfield, LLC	Delaware, USA		100%
Sun MetroNorth, LLC	Delaware, USA		100%
Sun Life (India) AMC Investments Inc.	Canada		100%
Birla Sun Life Asset Management Company Limited	India		49%
Sun Life (India) Distribution Investments Inc.	Canada		100%
Sun Life (Luxembourg) Finance No. 2 Sàrl	Luxembourg		100%
Sun Life and Health Insurance Company (U.S.)	Connecticut, USA	227	100%
Sun Life Capital Trust	Ontario, Canada		100%
Sun Life Capital Trust II	Ontario, Canada		100%
Sun Life Everbright Life Insurance Company Limited	Tianjin, People’s Republic of China		24.99%
Sun Life Financial (India) Insurance Investments Inc.	Canada		100%
Birla Sun Life Insurance Company Limited	India		26%
Sun Life Financial Advisory Inc.	Canada		100%
Sun Life Financial Asia Services Limited	Hong Kong		100%
Sun Life Financial Distributors (Bermuda) Ltd.	Bermuda		100%
Sun Life Financial Distributors (Canada) Inc.	Canada		100%
Sun Life Financial Distributors (Singapore) Pte. Ltd.	Singapore		100%
Sun Life Financial International Holdings (MC), LLC	Delaware, USA		100%
Sun Life Financial Investment Services (Canada) Inc.	Canada		100%
Sun Life Financial Investments (Bermuda) Ltd.	Bermuda		100%
Sun Life Financial of Canada (U.K.) Overseas Investments Limited	England and Wales		100%
Sun Life of Canada (Netherlands) B.V.	Netherlands		100%
Sun Life Financial Philippine Holding Company, Inc.	Philippines		100%
Sun Life Grepa Financial, Inc.	Philippines		49%
Sun Life of Canada (Philippines), Inc.	Philippines	612	100%
Sun Life Asset Management Company, Inc.	Philippines		100%
Sun Life Financial Plans, Inc.	Philippines		100%
Sun Life Prosperity Dynamic Fund, Inc.	Philippines		100%
Sun Life Financial Trust Inc.	Canada	125	100%

Subsidiary and Affiliate Companies of Sun Life Financial Inc.	Sun Life Financial Inc. Annual Report 2013 177

Company	Jurisdiction of Formation	Book Value of Shares Owned*	Per cent of Voting Shares Owned by SLF
Sun Life Hong Kong Limited	Bermuda	1,075	100%
Sun Life Asset Management (HK) Limited	Hong Kong		100%
Sun Life Trustee Company Limited	Hong Kong		100%
Sun Life India Service Centre Private Limited	India		100%
Sun Life Information Services Canada, Inc.	Canada		100%
Sun Life Information Services Ireland Limited	Republic of Ireland		100%
Sun Life Insurance (Canada) Limited	Canada	1,454	100%
SLI General Partner Limited	Canada		100%
SLI Investments LP	Manitoba, Canada		100%
6425411 Canada Inc.	Canada		100%
Sun Life Investments LLC	Delaware, USA		100%
Sun Life Malaysia Assurance Berhad	Malaysia		49%
Sun Life Malaysia Takaful Berhad	Malaysia		49%
Sun Sunset Plaza, LLC	Delaware, USA		100%
6560016 Canada Inc.	Canada		100%
Sun Life Reinsurance (Barbados) No. 2 Corp.	Barbados		100%
6965083 Canada Inc.	Canada		100%
7037457 Canada Inc.	Canada		100%
7647913 Canada Inc.	Canada		100%
7647930 Canada Inc.	Canada		100%
Sun Life Global Investments Inc.	Canada		100%
Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc.	Delaware, USA		100%
SL Investment 2007-1 ULC	Nova Scotia, Canada		100%
Sun Capital Advisers LLC	Delaware, USA		100%
Sun Life Financial (Japan), Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Holdings, Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Finance, Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Investments LLC	Delaware, USA		100%
Sun Life of Canada (U.S.) Financial Services Holdings, Inc.	Delaware, USA		99.85%
Massachusetts Financial Services Company	Delaware, USA	139	91.19%
1924 Capital Management, LLC	Delaware, USA		91.19%
MFS Bermuda Holdings Ltd.	Bermuda		91.19%
MFS Development Funds, LLC	Delaware, USA		91.19%
MFS Fund Distributors, Inc.	Delaware, USA		91.19%
MFS Heritage Trust Company	New Hampshire, USA		91.19%
MFS Institutional Advisors, Inc.	Delaware, USA		91.19%
3060097 Nova Scotia Company	Nova Scotia, Canada		91.19%
MFS Investment Management Canada Limited	Canada		91.19%
MFS International Singapore Pte. Ltd.	Singapore		91.19%
MFS International Ltd.	Bermuda		91.19%
MFS do Brasil Desenvolvimento de Mercado Ltda.	Brazil		91.19%
MFS International (Hong Kong) Limited	Hong Kong		91.19%
MFS International (U.K.) Limited	England and Wales		91.19%
MFS Investment Management Company (LUX) S.à.r.l.	Luxembourg		91.19%
MFS Investment Management K.K.	Japan		91.19%
MFS Service Center, Inc.	Delaware, USA		91.19%
Sun Life of Canada (U.S.) Holdings, Inc.	Delaware, USA		100%
Dental Holdings, Inc.	Connecticut, USA		100%
California Benefits Dental Plan	California, USA		100%
Independence Life and Annuity Company	Delaware, USA	420	100%
Sun Life Financial (U.S.) Reinsurance Company II	Delaware, USA		100%
Professional Insurance Company	Texas, USA	63	100%
Sun Canada Financial Co.	Delaware, USA		100%
Sun Life Administrators (U.S.), Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Delaware Finance, LLC	Delaware, USA		100%
Sun Life Financial (U.S.) Reinsurance Company	Vermont, USA		100%
Sun Life Financial (U.S.) Services Company, Inc.	Delaware, USA		100%

178 Sun Life Financial Inc. Annual Report 2013	Subsidiary and Affiliate Companies of Sun Life Financial Inc.

Company	Jurisdiction of Formation	Book Value of Shares Owned*	Per cent of Voting Shares Owned by SLF
Sun Life Financial Distributors, Inc.	Delaware, USA		100%
Sun Life Global Investments (Canada) Inc.	Canada	33	100%
Sun Life Investment Management Inc.	Canada	3	100%
SL Finance 2007-1, Inc.	Delaware, USA		100%
Sun Life (Barbados) Holdings No. 1 Limited	Barbados		100%
Sun Life (Barbados) Holdings No. 2 Limited	Barbados		100%
Sun Life (Barbados) Holdings No. 4 Limited	Barbados		100%
Sun Life (Barbados) Holdings No. 5 Limited	Barbados		100%
Sun Life 2007-1 Financing Corp.	Canada		100%
Sun Life (Luxembourg) Finance No. 1 Sàrl	Luxembourg		100%
Sun Life Assurance Company of Canada (Barbados) Limited	Barbados		100%
Sun Life Financial Reinsurance (Barbados) Limited	Barbados		100%
Sun Life of Canada International Assurance Limited	Barbados		100%
6324983 Canada Inc.	Canada		100%
6828141 Canada Inc.	Canada		100%
8701075 Canada Inc.	Canada		100%

*	The book values (in millions of Canadian dollars, based on the equity method) of the aggregate of the shares of all direct and indirect subsidiaries of Sun Life Financial Inc., that are principal operating companies, are shown above.

Subsidiary and Affiliate Companies of Sun Life Financial Inc.	Sun Life Financial Inc. Annual Report 2013 179

Major Offices

The following is contact information for Sun Life Financial’s major offices and affiliates around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Inc.

Corporate Headquarters

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

Sun Life Financial Canada

Canadian Headquarters

227 King Street South

Waterloo, Ontario

Canada N2J 4C5

Tel: 519-888-2290

Call centre: 1-877-SUN-LIFE /

1-877-786-5433

Website: sunlife.ca

Montreal Office

1155 Metcalfe Street

Montreal, Quebec

Canada H3B 2V9

Tel: 514-866-6411

Website: sunlife.ca

Sun Life Financial U.S.

One Sun Life Executive Park

Wellesley Hills, Massachusetts

USA 02481

Call Centre: 1-800-SUN-LIFE /

1-800-786-5433

Website: sunlife.com/us

Sun Life Financial Bermuda

Victoria Hall

11 Victoria Street

P.O. Box HM 3070

Hamilton HM NX, Bermuda

Tel: 1-800-368-9428 / 441-294-6050

Website: sunlife.com/international

Sun Life Financial U.K.

Matrix House

Basing View, Basingstoke

Hampshire

United Kingdom RG21 4DZ

Call Centre: 0845-0720-223

Website: sloc.co.uk

Sun Life Financial Asia

Sun Life Financial Asia Regional Office

Level 14, Citiplaza 3

14 Taikoo Wan Road

Taikoo Shing, Hong Kong

Tel: (852) 2918-3888

Fax: (852) 2918-3800

China

Sun Life Everbright Life Insurance Company Limited

37/F Tianjin International Building

75 Nanjing Road

Tianjin, China 300050

Tel: (8622) 2339-1188

Fax: (8622) 2339-9929

Website: sunlife-everbright.com

Sun Life Assurance Company of Canada

Beijing Representative Office

Suite A01, 10th Floor, AB Tower,

Office Park, No. 10 Jintong West Road

Chaoyang District

Beijing, China 100020

Tel: (8610) 8590-6500

Fax: (8610) 8590-6501

Hong Kong

Sun Life Hong Kong Limited

10/F, Sun Life Tower

The Gateway

15 Canton Road

Kowloon, Hong Kong

Tel: (852) 2103-8888

Call Centre: (852) 2103-8928

Website: sunlife.com.hk

India

Birla Sun Life Insurance

Company Limited

One India Bulls Centre,

Tower 1, 16th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 1-800-270-7000 /

91-22-6723-9100

Website: birlasunlife.com

Sun Life Assurance Company of Canada

India Representative Office

One India Bulls Centre, Tower 1,

14th Floor,

Jupiter Mill Compound

841, Senapati Bapat Marg,

Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-9121

Website: sunlife.com

Indonesia

PT Sun Life Financial Indonesia

World Trade Centre 1, 8th Floor

JIn. Jenderal Sudirman Kav. 29-31

Jakarta, Indonesia 12920

Tel: (6221) 5289-0000

Customer Service Centre (Indonesia only): (6221) 500-786

Fax: (6221) 5289-0019

Website: sunlife.co.id

PT CIMB Sun Life

World Trade Centre 5, 3rd Floor

JIn. Jenderal Sudirman Kav. 29

Jakarta, Indonesia 12920

Tel: (6221) 2994-2888

Customer Service Centre (Indonesia only):

(6221) 500-089

Fax: (6221) 2994-2800

Website: cimbsunlife.co.id

Malaysia

Sun Life Malaysia Assurance Berhad

Level 11, 338 Jalan Tuanku Abdul Rahman,

50100 Kuala Lumpur,

Malaysia

Tel: (603) 2612-3600

Fax: (603) 2612-3738

Sun Life Malaysia Takaful Berhad

Level 11, 338 Jalan Tuanku Abdul Rahman,

50100 Kuala Lumpur,

Malaysia

Tel: (603) 2612-3600

Fax: (603) 2612-3738

Philippines

Sun Life Financial Philippines

Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig, Metro Manila

Philippines

Call Centre: (632) 555-8888

Website: sunlife.com.ph

Sun Life Grepa Financial, Inc.

6/F Grepalife Building

#221 Sen. Gil J. Puyat Avenue

Makati City - 1200

Philippines

Tel: (632) 816-1760

Website: sunlifegrepa.com

Vietnam

PVI Sun Life Insurance Co. Ltd.

20-22 Pham Ngoc Thach Street

Ward 6, District 3

Ho Chi Minh City, Vietnam

Tel: (848) 6298-5888

Website: pvisunlife.com.vn

MFS Investment Management

Head Office

111 Huntington Avenue

Boston, Massachusetts

USA 02199

Tel: 617-954-5000

Toll-Free: (Canada and U.S. only)

1-800-343-2829

Website: mfs.com

Sun Life Global Investments (Canada) Inc.

Head Office

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 1-877-344-1434

Website: sunlifeglobalinvestments.com

Sun Life Asset Management Company Inc.

Head Office

8/F Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig, Metro Manila

Philippines

Call Centre: (632) 555-8888

Website: sunlife.com.ph

Birla Sun Life Asset Management Company Limited

Head Office

One India Bulls Centre, Tower 1, 17th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-8000

Website: birlasunlife.com

180 Sun Life Financial Inc. Annual Report 2013	Major Offices

CORPORATE AND SHAREHOLDER INFORMATION

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit sunlife.com.

CORPORATE OFFICE

Sun Life Financial Inc.

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

INVESTOR RELATIONS

For financial analysts, portfolio managers and institutional investors requiring information, please contact:

Investor Relations

Fax: 416-979-4080

E-mail: investor.relations@sunlife.com

Please note that financial information can also be obtained from sunlife.com.

TRANSFER AGENT

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada

CST Trust Company Inc.

P.O. Box 700

Station B

Montreal, Quebec

Canada H3B 3K3

Within North America:

Tel: 1-877-224-1760

Outside of North America:

Tel: 416-682-3865

Fax: 1-888-249-6189

E-mail: inquiries@canstockta.com

Website: www.canstockta.com

Shareholders can view their account details using CST Trust Company’s Internet service, Answerline.®

Register at www.canstockta.com/investor.

United States

American Stock Transfer & Trust Company, LLC

6201 15th Ave.

Brooklyn, NY 11219

Tel: 1-877-224-1760

E-mail: inquiries@canstockta.com

United Kingdom

Capita Registrars

The Registry

34 Beckenham Road

Beckenham, Kent

United Kingdom BR3 4TU

Within the U.K.:

Tel: 0845-602-1587

Outside the U.K.:

Tel: +44-20-8639-2064

E-mail: shareholderenquiries@capita.co.uk

Philippines

The Hongkong and Shanghai Banking Corporation Limited

HSBC Stock Transfer

7/F, HSBC Centre

3058 Fifth Avenue West

Bonifacio Global City

Taguig City, 1634, Philippines

From Metro Manila:

Tel: PLDT 632-581-8111

GLOBE 632-976-8111

From the Provinces: 1-800-1-888-2422

E-mail: stkmnl@hsbc.com.ph

Hong Kong

Computershare Hong Kong Investor

Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Tel: 852-2862-8555

E-mail: hkinfo@computershare.com.hk

SHAREHOLDER SERVICES

For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:

Fax: 416-598-3121

English E-mail:

shareholderservices@sunlife.com

French E-mail:

servicesauxactionnaires@sunlife.com

DIVIDENDS

2014 Dividend dates

Common shares

Record Dates

February 28, 2014

May 28, 2014*

August 27, 2014*

November 26, 2014*

Payment Dates

March 31, 2014

June 30, 2014

September 30, 2014

December 31, 2014

*Subject to approval by the Board of Directors

Direct deposit of dividends

Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.

The Request for Electronic Payment of Dividends Form is available for downloading from the CST Trust Company website, www.canstockta.com, or you can contact CST Trust Company to have a form sent to you.

Canadian Dividend Reinvestment and Share Purchase Plan

Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, CST Trust Company at inquiries@canstockta.com.

STOCK EXCHANGE LISTINGS

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:

Series 1 – SLF.PR.A

Series 2 – SLF.PR.B

Series 3 – SLF.PR.C

Series 4 – SLF.PR.D

Series 5 – SLF.PR.E

Series 6R – SLF.PR.F

Series 8R – SLF.PR.G

Series 10R – SLF.PR.H

Series 12R – SLF.PR.I

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF

2014 ANNUAL MEETING

The Annual Meeting will be held on:

Date: Wednesday, May 7, 2014

Time: 9:00 a.m.

Place: Sun Life Financial Tower

150 King Street West (at University Avenue)

2nd Floor, Toronto, Canada

Sun Life Financial Inc. Annual Report 2013 181

Sun Life Financial

Life’s brighter under the sun

SUN LIFE FINANCIAL INC. 2013 ANNUAL REPORT

150 King Street West, Toronto,

Ontario Canada M5H 1J9

sunlife.com

As a provider of products and services that help customers achieve lifetime financial security, Sun Life Financial recognizes that environmental sustainability is critical to our overall well-being. The use of Forest Stewardship Council (FSC®) and recycled paper for this Annual Report resulted in the following savings:

This report is printed on FSC® certified paper and contains 10 percent recycled fibre. The fibre used in the manufacture of the paper stock comes from well-managed forests, controlled sources and recycled wood fibre.

The greenhouse gas emissions associated with the production, distribution and paper lifecycle of this report have been calculated and offset by Carbonzero.

76

trees

99 kg.

water-borne waste

1,614 kg.

solid waste

3,178 kg.

greenhouse gases

63.6 mil. BTUs

total energy

®

FSC

www.fsc.org

MIX

Paper from responsible sources

FSC® C101537

Carbonzero

CERTIFIED

CZC-1531-2102-2012